Semiannual Report

September 30, 2010

Ivy Funds

Ivy Asset Strategy Fund
Ivy Asset Strategy New Opportunities Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®

PROVEN I FOCUSED I CONSTANT

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

In the six months since our last report to you, investors have witnessed a dramatic reversal in investor sentiment. When the period opened, stocks and bonds were rallying as many economic indicators pointed to continued recovery and increasing stability in the U.S. economy. Investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first-quarter 2010 corporate profits. Optimism abruptly changed, however, with the emergence of the European debt crisis, which created fears of a double-dip recession. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments and whether the eurozone would be able to move past political strife to gain monetary stability. That scenario, in conjunction with data reflecting slowing U.S. economic growth and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction. Investors dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows and fueling fears that the global economy could slip back into recession. The tide seemed to turn in September, however, traditionally a negative month for equities, with slightly stronger economic data and optimism that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a dramatic four-week rally that restored some optimism, as did an announcement from the National Bureau of Economic Research that the 'Great Recession,' the longest-lasting since the Great Depression, officially ended in June of 2009.

The economy grew at a 1.7 percent annual rate in the second calendar quarter of 2010, and preliminary estimates for third-quarter growth appear positive. The S&P 500 Index declined 2.4 percent during the six months ended September 30, 2010, while international securities, as represented by the MSCI EAFE Index, declined 1.5 percent. Fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, saw yields drop significantly.

Numerous imponderables remain, including persistent high unemployment and a housing sector that continues to struggle, particularly so after government stimulus was removed. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, and companies are reporting more robust activity. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, appears to be picking up.

Economic Snapshot

	9/30/10	3/31/10
S&P 500 Index	1141.20	1169.43
MSCI EAFE Index	1561.01	1584.27
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.33%	3.26%
U.S. unemployment rate	9.6%	9.7%
30-year fixed mortgage rate	4.35%	4.99%
Oil price per barrel	$79.97	$83.76

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Ivy Funds, and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Ivy Asset Strategy Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**79.8%**
Consumer Discretionary	26.6%
Financials	16.8%
Information Technology	16.6%
Energy	7.8%
Materials	3.3%
Consumer Staples	2.9%
Industrials	2.9%
Telecommunication Services	2.6%
Health Care	0.3%
Warrants	**1.4%**
Bullion (Gold)	**12.7%**
Options	**0.4%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**5.6%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	127/180	71
3 Year	24/93	26
5 Year	8/54	15
10 Year	13/36	36

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**29.6%**
United States	29.6%
Pacific Basin	**27.2%**
China	14.9%
South Korea	3.9%
Other Pacific Basin	8.4%
Europe	**18.6%**
United Kingdom	4.2%
Germany	4.1%
Other Europe	10.3%
Bullion (Gold)	**12.7%**
South America	**4.5%**
Brazil	4.5%
Cash and Cash Equivalents, Options and Warrants	**7.4%**

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
Standard Chartered plc	United Kingdom	Financials
Apple Inc.	United States	Information Technology
Hyundai Motor Company	South Korea	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Volkswagen AG	Germany	Consumer Discretionary
Industrial and Commercial Bank of China Limited, H Shares	China	Financials
MediaTek Incorporation	Taiwan	Information Technology
Starwood Hotels & Resorts Worldwide, Inc.	United States	Consumer Discretionary
Halliburton Company	United States	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each Fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2010.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or esxchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

ILLUSTRATION OF FUND EXPENSES
Ivy Asset Strategy Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,016.10	1.03%	$5.14
Class B	$1,000	$1,012.00	1.84%	$9.26
Class C	$1,000	$1,012.40	1.76%	$8.85
Class E	$1,000	$1,016.50	1.00%	$5.04
Class I	$1,000	$1,017.30	0.78%	$3.93
Class R	$1,000	$1,014.80	1.32%	$6.65
Class Y	$1,000	$1,016.50	1.00%	$5.04
Based on 5% Return[2]				
Class A	$1,000	$1,019.92	1.03%	$5.15
Class B	$1,000	$1,015.85	1.84%	$9.27
Class C	$1,000	$1,016.22	1.76%	$8.87
Class E	$1,000	$1,020.05	1.00%	$5.05
Class I	$1,000	$1,021.16	0.78%	$3.94
Class R	$1,000	$1,018.46	1.32%	$6.66
Class Y	$1,000	$1,020.06	1.00%	$5.05

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 3.5%		
Compagnie Financiere Richemont S.A. (A)	8,291	$ 399,149
LVMH Moet Hennessy - Louis Vuitton (A)	2,652	388,982
		788,131
Automobile Manufacturers – 3.0%		
Bayerische Motoren Werke Aktiengesellschaft (A)	337	23,607
Hyundai Motor Company (A)	4,918	659,956
		683,563
Biotechnology – 0.2%		
Vertex Pharmaceuticals Incorporated (B)	1,684	58,204
Broadcasting – 0.6%		
CBS Corporation, Class B (C)	9,264	146,929
Casinos & Gaming – 9.2%		
Sands China Ltd. (A)(B)(D)	362,528	654,143
Sands China Ltd. (A)(B)	80,075	144,487
Wynn Macau, Limited (A)(B)(D)	14,907	25,783
Wynn Macau, Limited (A)(B)	125,029	216,255
Wynn Resorts, Limited (E)	12,130	1,052,520
		2,093,188
Communications Equipment – 0.8%		
Juniper Networks, Inc. (B)(C)	5,903	179,156
Computer Hardware – 3.0%		
Apple Inc. (B)(C)	2,394	679,411
Computer Storage & Peripherals – 2.1%		
NetApp, Inc. (B)(C)	9,519	473,966
Construction & Farm Machinery & Heavy Trucks – 1.4%		
AB Volvo, Class B (A)	9,681	142,196
Cummins Inc. (C)	2,010	182,047
Tata Motors Limited (A)	30	723
		324,966
Consumer Electronics – 1.2%		
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	8,571	269,371
Data Processing & Outsourced Services – 0.8%		
Redecard S.A. (A)	11,790	184,095
Distributors – 1.2%		
Li & Fung Limited (A)	47,042	264,652
Diversified Banks – 11.7%		
Banco Santander Brasil S.A., ADR	3,576	49,247
Banco Santander Brasil S.A., Units (A)(D)	15,596	211,547
Banco Santander Central Hispano, S.A. (A)	18,306	232,515
BOC Hong Kong (Holdings) Limited (A)	55,028	174,469
HDFC Bank Limited (A)	998	55,266
ICICI Bank Limited (A)	12,646	313,218
Industrial and Commercial Bank of China Limited, H Shares (A)	828,490	617,189
Standard Chartered plc (A)	25,246	724,156
State Bank of India (A)	2,249	162,206
Turkiye Garanti Bankasi Anonim Sirketi (A)	20,347	118,152
		2,657,965

COMMON STOCKS (Continued)	Shares	Value
Diversified Metals & Mining – 3.3%		
Companhia Vale de Rio Doce, ADR	6,619	$ 206,960
Freeport-McMoRan Copper & Gold Inc., Class B (C)	3,949	337,172
Xstrata plc (A)	10,644	203,654
		747,786
Electrical Components & Equipment – 0.8%		
First Solar, Inc. (B)(C)	1,229	181,137
Footwear – 1.0%		
NIKE, Inc., Class B (C)	2,936	235,275
Hotels, Resorts & Cruise Lines – 2.9%		
Ctrip.com International, Ltd. (B)	2,911	139,004
Starwood Hotels & Resorts Worldwide, Inc. (E)	9,908	520,650
		659,654
Industrial Conglomerates – 0.2%		
General Electric Company (C)	2,832	46,012
Integrated Oil & Gas – 2.0%		
ConocoPhillips (C)	8,086	464,402
Internet Software & Services – 0.5%		
Baidu.com, Inc., ADR (B)	1,128	115,755
IT Consulting & Other Services – 2.7%		
Cognizant Technology Solutions Corporation, Class A (B)(C)	6,260	403,557
Infosys Technologies Limited, ADR	2,969	199,850
		603,407
Life & Health Insurance – 1.8%		
China Life Insurance Company Limited, H Shares (A)	82,856	327,309
Ping An Insurance (Group) Company of China, Ltd. (A)(D)	7,340	74,919
		402,228
Multi-Line Insurance – 0.2%		
China Pacific Insurance (Group) Company Limited, H Shares (A)	11,657	43,796
Oil & Gas Drilling – 1.7%		
Seadrill Limited (A)	13,266	383,246
Oil & Gas Equipment & Services – 4.1%		
Halliburton Company (C)	15,189	502,297
Schlumberger Limited (C)	6,915	426,002
		928,299
Personal Products – 1.7%		
Hengan International Group Company Limited (A)	21,026	209,618
Mead Johnson Nutrition Company	2,830	161,038
		370,656
Pharmaceuticals – 0.1%		
Allergan, Inc.	172	11,417
Real Estate Development – 1.1%		
China Overseas Land & Investment Limited (A)	40,986	86,738
China Resources Land Limited (A)	83,500	169,823
		256,561

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Real Estate Operating Companies – 0.3%		
Renhe Commercial Holdings Company Limited (A)(D)	412,457	$ 77,081
Semiconductor Equipment – 0.9%		
ASML Holding N.V., Ordinary Shares (A)	6,771	202,248
Semiconductors – 5.0%		
Intel Corporation (C)	15,213	292,546
MediaTek Incorporation (A)	37,556	527,725
PMC-Sierra, Inc. (B)(E)	13,361	98,335
Samsung Electronics Co., Ltd. (A)	341	232,027
		1,150,633
Tobacco – 1.2%		
Philip Morris International Inc. (C)	4,977	278,828
Trucking – 1.3%		
A.P. Moller – Maersk A/S (A)	34	287,569
Wireless Telecommunication Service – 2.6%		
China Mobile Limited (A)(F)	18,072	185,056
China Mobile Limited (A)	40,070	410,312
		595,368
TOTAL COMMON STOCKS – 74.1%		**$ 16,844,955**
(Cost: $13,101,415)		

INVESTMENT FUNDS – 0.0%		
Multiple Industry		
Vietnam Azalea Fund Limited (B)(G)(H)	1,100	**$ 4,774**
(Cost: $7,268)		

PREFERRED STOCKS		
Automobile Manufacturers – 4.0%		
Volkswagen AG (A)(D)	2,163	261,186
Volkswagen AG (A)	5,376	649,206
		910,392
Diversified Banks – 1.7%		
Itau Unibanco Holding S.A., ADR (B)	16,334	394,954
TOTAL PREFERRED STOCKS – 5.7%		**$ 1,305,346**
(Cost: $934,381)		

WARRANTS – 1.4%		
Multi-Line Insurance		
China Pacific Insurance (Group) Company Limited	83,296	**$ 312,944**
(Cost: $303,001)		

CORPORATE DEBT SECURITIES	Principal	Value
Automotive Manufacturers – 0.0%		
Toyota Motor Credit Corporation, 2.740%, 1-18-15 (I)	$ 325	323
Construction Materials – 0.1%		
CEMEX Espana, S.A., 9.250%, 5-12-20 (F)	7,996	7,496

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Forest Products – 0.0%		
Sino-Forest Corporation, 10.250%, 7-28-14 (D)	$4,700	$ 5,452
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9-28-15	470	484
Independent Power Producers & Energy Traders – 0.0%		
CESP - Companhia Energetica de Sao Paulo, 9.750%, 1-15-15 (F)(J)	BRL13,900	10,116
TOTAL CORPORATE DEBT SECURITIES – 0.1%		**$ 23,871**
(Cost: $22,656)		

PUT OPTIONS	Number of Contracts	
KOSPI Composite Index, Dec $225.00, Expires 12-9-10	32	6,154
S&P 500 Index:		
Oct $1,075.00, Expires 10-18-10	4	1,475
Dec $1,075.00, Expires 12-20-10	2	5,413
Dec $1,075.00, Expires 12-20-10	6	15,848
Dec $1,100.00, Expires 12-20-10	19	63,690
TOTAL PUT OPTIONS – 0.4%		**$ 92,580**
(Cost: $111,685)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%	Principal	
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (K)		
4.500%, 8-15-17	$1,218	29
5.500%, 9-15-17	1,997	154
5.000%, 11-15-17	982	65
5.000%, 5-15-18	2,471	231
5.000%, 4-15-19	178	12
5.000%, 4-15-19	84	6
5.000%, 11-15-22	178	7
5.500%, 3-15-23	1,755	204
5.000%, 5-15-23	137	8
5.000%, 6-15-23	1,451	85
5.000%, 6-15-23	1,137	69
5.000%, 8-15-23	113	7
5.500%, 4-15-25	26	1
5.500%, 10-15-25	2,220	338
5.000%, 10-15-28	775	10
5.500%, 2-15-30	69	2
5.000%, 8-15-30	90	2
5.000%, 10-15-30	1,210	49
5.500%, 3-15-31	139	7
5.500%, 10-15-32	2,363	265
5.500%, 1-15-33	1,412	206
5.500%, 5-15-33	1,755	268
5.000%, 7-15-33	1,104	57
6.000%, 11-15-35	1,621	263

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (K)		
5.000%, 5-25-22	$ 74	$ 3
5.500%, 6-25-23	2,106	270
5.000%, 8-25-23	744	46
5.000%, 11-25-23	1,323	102
4.500%, 4-25-30	1,324	89
5.000%, 9-25-30	853	37
5.000%, 3-25-31	2,464	96
5.000%, 8-15-31	2,130	184
5.500%, 8-25-33	3,748	508
5.500%, 12-25-33	2,221	289
5.500%, 4-25-34	4,121	659
5.500%, 8-25-35	3,341	542
5.500%, 11-25-36	8,492	1,299
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (K)		
5.000%, 1-20-30	241	7
5.000%, 6-20-31	332	19
5.500%, 3-20-32	1,604	175
5.000%, 10-20-32	1,685	260
7.000%, 5-20-33	4,018	964
5.500%, 7-16-33	1,977	325
5.000%, 7-20-33	78	7
5.500%, 11-20-33	444	49
5.500%, 6-20-35	3,967	594
5.500%, 7-20-35	1,691	266
5.500%, 7-20-35	572	41
5.500%, 10-16-35	3,872	639
(Cost: $16,565)		$ 9,815

BULLION – 12.7%	Troy Ounces	
Gold	2,208	$ 2,890,068
(Cost: $2,075,912)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (L) – 5.5%		
Avon Capital Corp. (Avon Products, Inc.):		
0.220%, 10-4-10	$29,500	29,499
0.240%, 10-6-10	24,000	23,999
0.250%, 10-7-10	18,500	18,499
Bank of Nova Scotia,		
0.190%, 11-1-10	83,888	83,873
Bemis Company, Inc.,		
0.260%, 10-4-10	7,515	7,515
Clorox Co.,		
0.350%, 10-20-10	12,000	11,998
Corporacion Andina de Fomento,		
0.190%, 10-28-10	36,000	35,995
CVS Caremark Corporation,		
0.350%, 10-20-10	20,000	19,996
E.I. du Pont de Nemours and Company,		
0.190%, 10-18-10	85,000	84,991
General Mills, Inc.:		
0.290%, 10-18-10	24,000	23,996
0.390%, 12-1-10	12,000	11,992
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
0.280%, 10-12-10	15,000	14,999
0.310%, 10-22-10	500	500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (L) (Continued)		
Hewlett-Packard Company:		
0.150%, 10-4-10	$104,101	$ 104,098
0.170%, 10-6-10	11,690	11,690
IBM International Group Capital LLC (International Business Machines Corporation),		
0.000%, 10-1-10	2,750	2,750
Illinois Tool Works Inc.:		
0.170%, 10-6-10	5,500	5,500
0.180%, 10-19-10	24,000	23,998
John Deere Credit Limited (John Deere Capital Corporation):		
0.180%, 10-5-10	7,300	7,300
0.170%, 10-8-10	32,000	31,999
0.170%, 10-8-10	11,000	11,000
0.210%, 10-20-10	14,000	13,998
0.200%, 11-1-10	15,000	14,997
0.200%, 11-4-10	10,000	9,998
Kellogg Co.,		
0.240%, 10-5-10	16,000	15,999
Nokia Corp.:		
0.220%, 10-13-10	28,000	27,998
0.210%, 10-14-10	6,000	6,000
Novartis Finance Corp.,		
0.000%, 10-1-10	44,412	44,412
PACCAR Financial Corp.,		
0.170%, 10-6-10	4,400	4,400
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)),		
0.190%, 11-1-10	40,000	39,993
Prudential Funding LLC,		
0.000%, 10-1-10	20,000	20,000
Societe Generale N.A. Inc.,		
0.000%, 10-1-10	50,000	50,000
Straight-A Funding, LLC (Federal Financing Bank):		
0.180%, 10-5-10	15,000	15,000
0.190%, 10-6-10	25,000	24,999
0.170%, 10-7-10	28,000	27,999
0.200%, 10-13-10	32,427	32,425
0.200%, 10-20-10	34,013	34,009
0.210%, 11-12-10	11,000	10,997
0.250%, 12-7-10	13,930	13,924
0.250%, 12-13-10	13,500	13,493
Toyota Motor Credit Corporation,		
0.250%, 10-26-10	40,000	39,993
United Technologies Corporation,		
0.180%, 10-28-10	33,254	33,249
Volkswagen of America Inc.:		
0.000%, 10-1-10	23,475	23,475
0.320%, 10-6-10	25,000	24,999
0.350%, 10-13-10	6,520	6,519
0.380%, 10-18-10	1,035	1,035
0.370%, 10-19-10	7,945	7,943
0.380%, 10-27-10	6,025	6,023
W.W. Grainger, Inc.:		
0.160%, 10-6-10	25,000	24,999
0.180%, 10-12-10	40,000	39,998
Wal-Mart Stores, Inc.:		
0.200%, 10-25-10	25,000	24,997
0.190%, 10-27-10	30,000	29,996
		1,250,054

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.150%, 10-1-10 (M).	$ 7,123	$ 7,123
Municipal Obligations – Taxable – 0.3%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A), 0.290%, 10-1-10 (M).	13,180	13,180
CO Hlth Fac Auth, Var Rate Rev Bonds (Exempla, Inc.), Ser 2009A (U.S. Bank, N.A.), 0.230%, 10-6-10 (M).	7,000	7,000
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (Bank of America, N.A.), 0.310%, 10-1-10 (M).	3,125	3,125
Indl Dev Auth of Phoenix, AZ, Adj Mode, Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apartment Proj), Ser 2007A (Wachovia Bank, N.A.), 0.260%, 10-1-10 (M).	15,925	15,925
MS Dev Bank, Var Rate Demand Rfdg Bonds (Harrison Cnty, MS GO Coliseum and Convention Ctr Rfdg Bonds), Ser 2010B (Bank of America, N.A.), 0.280%, 10-1-10 (M).	5,000	5,000
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (JPMorgan Chase & Co.), 0.250%, 10-7-10 (M).	9,500	9,500
NYC GO Bonds, Fiscal 2006 Ser E (Bank of America, N.A.), 0.270%, 10-1-10 (M).	9,000	9,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Pennisula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Associates Proj), Ser 1987-A (U.S. Bank, N.A.), 0.270%, 10-1-10	$ 5,000	$ 5,000
		67,730
Notes – 0.1%		
Bank of America, N.A., 0.763%, 10-22-10 (M)	1,000	1,000
Repurchase Agreements – 0.1%		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9-30-10 to be repurchased at $22,682, 0.130%, 10-1-10 (N)	22,682	22,682
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corporation:		
0.240%, 10-15-10 (M)	5,000	5,000
0.200%, 11-15-10 (M)	10,156	10,156
0.200%, 11-15-10 (M)	10,000	10,000
0.230%, 12-15-10 (M)	2,353	2,353
0.240%, 12-15-10 (M)	12,316	12,316
		39,825
TOTAL SHORT-TERM SECURITIES – 6.1%		$ 1,388,414
(Cost: $1,388,414)		
TOTAL INVESTMENT SECURITIES – 100.5%		$ 22,872,767
(Cost: $17,961,297)		
LIABILITIES, NET OF CASH[C] AND OTHER ASSETS – (0.5%)		(103,957)
NET ASSETS – 100.0%		$ 22,768,810

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	3,735,000	6-25-12	$ —	$ 1,993
Buy	Chinese Yuan Renminbi	Citibank, N.A.	1,036,201	6-28-12	524	—
Sell	Euro	Citibank, N.A.	312,200	12-20-10	—	40,116
Sell	Euro	Morgan Stanley International	471,310	3-24-11	—	60,847
Buy	Japanese Yen	Deutsche Bank AG	1,560,154	12-13-10	1,614	—
Buy	Norwegian Krone	Citibank, N.A.	5,015	10-20-10	19	—
Sell	Norwegian Krone	Bank of America NT & SA	1,242	10-20-10	—	5
					$ 2,157	$ 102,961

The following written options were outstanding at September 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
S&P 500 Index:	Morgan Stanley Smith Barney LLC	4	October 2010	$900.00	$ 1,664	$ (42)
	Goldman, Sachs & Company	2	December 2010	900.00	2,027	(1,157)
	Morgan Stanley Smith Barney LLC	6	December 2010	900.00	3,491	(3,275)
	Morgan Stanley Smith Barney LLC	19	December 2010	950.00	16,363	(16,747)
					$ 23,545	$ (21,221)

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C)Securities and cash serve as collateral for the following open futures contracts at September 30, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
Taiwan Capitalization Weighted Stock Index	Short	10-20-10	6	$ (298,592)	$ (6,602)
MSCI Taiwan Index	Short	10-28-10	8	(231,956)	(1,628)
Hang Seng Index	Short	10-28-10	8	(1,158,724)	(888)
Hang Seng China Enterprises Index	Short	10-28-10	10	(765,914)	(4,440)
Korea Composite Stock Price Index	Short	12-10-10	4	(420,163)	(16,787)
FTSE 100 Index	Short	12-17-10	5	(475,747)	(1,149)
Dow Jones Euro STOXX 50 Index	Short	12-17-10	37	(1,392,217)	16,930
Russell 2000 Index	Short	12-17-10	19	(1,279,864)	(59,476)
DAX Index	Short	12-17-10	7	(1,592,282)	2,749
S&P 500 E-mini	Short	12-17-10	20	(1,116,694)	(20,045)
Nasdaq 100 E-mini	Short	12-17-10	32	(1,263,551)	(49,841)
				$(9,995,704)	$ (141,177)

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $1,310,111 or 5.8% of net assets.

(E)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $202,668 or 0.9% of net assets.

(G)Illiquid restricted security. At September 30, 2010, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6-14-07 to 1-28-09	1,100	$ 7,268	$ 4,774

The total value of this security represented less than 0.05% of net assets at September 30, 2010.

(H)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at September 30, 2010.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(J)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(K)Amount shown as principal represents notional amount for computation of interest.

(L)Rate shown is the yield to maturity at September 30, 2010.

(M)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

(N)Collateralized by $23,145 United States Treasury Bill, 0.000% due 12–30–10; market value and accrued interest aggregate $23,136.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	29.6%
China	14.9%
Brazil	4.5%
United Kingdom	4.2%
Germany	4.1%
South Korea	3.9%
India	3.2%
Hong Kong	2.4%
Taiwan	2.3%
Netherlands	2.1%

Country Diversification

(as a % of net assets) (Continued)

Switzerland	1.8%
Norway	1.7%
France	1.7%
Denmark	1.3%
Spain	1.1%
Sweden	0.6%
Turkey	0.5%
Other+	20.1%

+Includes gold bullion, options, warrants, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Asset Strategy New Opportunities Fund ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**89.5%**
Financials	21.1%
Consumer Discretionary	20.4%
Information Technology	13.2%
Industrials	12.0%
Consumer Staples	9.0%
Materials	7.1%
Energy	6.1%
Health Care	0.6%
Cash and Cash Equivalents	**10.5%**

Country Weightings

Pacific Basin	**39.5%**
China	9.9%
Turkey	6.6%
India	6.1%
South Korea	5.2%
Hong Kong	3.6%
Other Pacific Basin	8.1%
North America	**8.3%**
United States	7.6%
Other North America	0.7%
South America	**17.7%**
Brazil	17.7%
Other	**16.9%**
Egypt	8.8%
South Africa	5.8%
Other	2.3%
Europe	**6.4%**
Bahamas/Caribbean	**0.7%**
Cash and Cash Equivalents	**10.5%**

Top 10 Equity Holdings

Company	Country	Sector
MRV Engenharia e Participacoes S.A.	Brazil	Consumer Discretionary
Centamin Egypt Limited	Egypt	Materials
Kia Motors Corporation	South Korea	Consumer Discretionary
Naspers Limited, Class N	South Africa	Consumer Discretionary
Rossi Residencial S.A.	Brazil	Consumer Discretionary
MercadoLibre, Inc.	Brazil	Information Technology
Copa Holdings, S.A., Class A	Panama	Industrials
African Bank Investments Limited	South Africa	Financials
Turkiye Is Bankasi A.S.	Turkey	Financials
Yapi ve Kredi Bankasi A.S.	Turkey	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,129.00	1.50%	$ 6.49
Class B	$1,000	$1,125.00	2.37%	$10.31
Class C	$1,000	$1,125.00	2.33%	$10.20
Class E	$1,000	$1,129.00	1.50%	$ 6.60
Class I	$1,000	$1,130.00	1.25%	$ 5.43
Class R	$1,000	$1,127.00	1.95%	$ 8.51
Class Y	$1,000	$1,129.00	1.50%	$ 6.49
Based on 5% Return[2]				
Class A	$1,000	$1,017.57	1.50%	$ 7.57
Class B	$1,000	$1,013.21	2.37%	$11.98
Class C	$1,000	$1,013.37	2.33%	$11.78
Class E	$1,000	$1,017.57	1.50%	$ 7.57
Class I	$1,000	$1,018.82	1.25%	$ 6.36
Class R	$1,000	$1,015.30	1.95%	$ 9.87
Class Y	$1,000	$1,017.57	1.50%	$ 7.57

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by the number of days in the period (150 days for the period Based on Actual Fund Return and 183 days for the period Based on 5% Return) ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Asset Strategy New Opportunities Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.6%		
Focus Media Holding Limited, ADR (A)	72	$ 1,750
Agricultural Products – 2.1%		
Cosan S.A. Industria e Comercio, Class A	199	2,310
Air Freight & Logistics – 1.9%		
GLOVIS Co., Ltd. (B)	16	2,143
Airlines – 2.3%		
Copa Holdings, S.A., Class A	47	2,542
Apparel Retail – 1.1%		
Belle International Holdings Limited (B)	239	480
Boshiwa International Holding Limited (A)(B)(C)	780	752
		1,232
Application Software – 2.2%		
salesforce.com, inc. (A)	5	525
VanceInfo Technologies Inc., ADR (A)	61	1,963
		2,488
Auto Parts & Equipment – 0.9%		
Minth Group Limited (B)	500	998
Automobile Manufacturers – 4.2%		
Dongfeng Motor Group Company Limited, H Shares (B)	538	1,101
Ford Otomotiv Sanayi A.S. (B)	84	721
Kia Motors Corporation (B)	90	2,902
		4,724
Broadcasting – 0.7%		
Sun TV Network Limited (B)	38	442
Zee Entertainment Enterprises Limited (B)	49	324
		766
Cable & Satellite – 2.5%		
Naspers Limited, Class N (B)	57	2,772
Casinos & Gaming – 1.6%		
SJM Holdings Limited (B)	1,537	1,755
Coal & Consumable Fuels – 2.7%		
Alpha Natural Resources, Inc. (A)	41	1,687
Winsway Coking Coal Holdings Limited, H Shares (A)(B)(D)	3,000	1,431
		3,118
Communications Equipment – 2.9%		
Acme Packet, Inc. (A)	51	1,916
Aruba Networks, Inc. (A)	30	649
F5 Networks, Inc. (A)	6	664
		3,229
Computer Hardware – 1.1%		
High Tech Computer Corp. (B)	53	1,205
Construction & Engineering – 2.9%		
Chicago Bridge & Iron Company N.V., NY Shares (A)	80	1,958
Orascom Construction Industries Company (OCI), GDR (B)	25	1,143
		3,101

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 2.6%		
Bucyrus International, Inc., Class A	15	$ 1,033
Jain Irrigation Systems Limited (B)	40	1,056
PT United Tractors Tbk (B)	352	807
		2,896
Construction Materials – 1.0%		
PT Holcim Indonesia Tbk (A)(B)	3,948	1,073
Consumer Finance – 1.2%		
Shriram Transport Finance Company Limited (B)	80	1,374
Diversified Banks – 9.1%		
Bangkok Bank Public Company Limited (B)	171	879
Capitec Bank Holdings Limited (B)	56	1,200
Commercial International Bank (Egypt) S.A.E. (B)	71	536
PT Bank Mandiri (Persero) Tbk (B)	1,101	888
PT Bank Rakyat Indonesia (B)	726	813
Siam Commercial Bank Public Company Limited (The) (B)	218	743
Turkiye Is Bankasi A.S. (B)	586	2,491
Yapi ve Kredi Bankasi A.S. (A)(B)	713	2,466
		10,016
Education Services – 1.3%		
Anhanguera Educacional Participacoes S.A. (B)	80	1,415
Food Retail – 3.5%		
BIM Birlesik Magazalar Anonim Sirketi (B)	59	1,690
CP ALL plc (B)	475	661
Pyaterochka Holding N.V., GDR (A)(B)	38	1,524
		3,875
Gold – 3.3%		
Alamos Gold Inc. (B)	43	738
Centamin Egypt Limited (A)(B)	1,058	2,942
		3,680
Health Care Services – 0.6%		
Fleury S.A. (B)	54	669
Homebuilding – 5.0%		
MRV Engenharia e Participacoes S.A. (B)	306	2,941
Rossi Residencial S.A. (B)	283	2,664
		5,605
Hotels, Resorts & Cruise Lines – 1.5%		
COX AND KINGS (INDIA) LIMITED (B)	19	237
MakeMyTrip Limited (A)	38	1,463
		1,700
Industrial Conglomerates – 1.6%		
Jaiprakash Associates Limited (B)	227	609
Walter Industries, Inc.	15	1,204
		1,813
Internet Software & Services – 4.5%		
MercadoLibre, Inc. (A)	37	2,643
SINA Corporation (A)	46	2,337
		4,980
Investment Banking & Brokerage – 1.0%		
EFG-Hermes Holding Company (B)	225	1,148

Ivy Asset Strategy New Opportunities Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 1.8%		
Camelot Information Systems Inc., ADR (A)	111	$ 1,957
Life & Health Insurance – 0.8%		
Amil Participacoes S.A. (B)	96	924
Oil & Gas Drilling – 0.8%		
Pride International, Inc. (A).	29	848
Oil & Gas Exploration & Production – 2.6%		
Cairn Energy plc (A)(B)	306	2,182
Cairn India Limited (A)(B)	91	678
		2,860
Other Diversified Financial Services – 2.2%		
African Bank Investments Limited (B)	487	2,502
Packaged Foods & Meats – 2.0%		
Perdigao S.A. (B)	150	2,281
Personal Products – 1.4%		
Dabur India Limited (B)	181	436
Natura Cosmeticos S.A. (B)	42	1,132
		1,568
Real Estate Development – 4.3%		
Asian Property Development Public Company Limited (B)	3,285	817
Evergrande Real Estate Group Limited (B).	1,286	434
Talaat Mostafa Group Holding (S.A.E.) (A)(B). . . .	1,875	2,312
UEM Land Holdings Berhad (A)(B)	1,510	1,145
		4,708
Real Estate Management & Development – 1.5%		
BR Properties S.A. (B).	170	1,637
Real Estate Operating Companies – 1.0%		
BRMalls Participacoes S.A. (B)	139	1,149
Specialty Chemicals – 1.3%		
Asian Paints Limited (B)	4	262
Novozymes A/S, Class B (B)	10	1,208
		1,470
Steel – 1.5%		
Ezz Steel Company (An Egyptian Joint Stock Company) (A)(B).	506	1,711
Systems Software – 0.7%		
ChinaCache International Holdings Ltd., ADR (A)	60	834
Trading Companies & Distributors – 0.7%		
Samsung C&T Corporation (B)	15	829
TOTAL COMMON STOCKS – 89.5%		$ 99,655
(Cost: $85,121)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 7.5%		
Avon Capital Corp. (Avon Products, Inc.), 0.240%, 10-6-10	$3,000	$ 3,000
Illinois Tool Works Inc., 0.140%, 10-4-10	3,385	3,385
Sonoco Products Co., 0.000%, 10-1-10	1,951	1,951
		8,336
Master Note – 2.0%		
Toyota Motor Credit Corporation, 0.150%, 10-1-10 (F).	2,258	2,258
TOTAL SHORT-TERM SECURITIES – 9.5%		$ 10,594
(Cost: $10,594)		
TOTAL INVESTMENT SECURITIES – 99.0%		$110,249
(Cost: $95,715)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		1,123
NET ASSETS – 100.0%		$111,372

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Morgan Stanley International	226,815	10-12-10	$ —	$155
Buy	South Korean Won	Morgan Stanley International	3,108,500	10-12-10	163	—
					$163	$155

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $752 or 0.7% of net assets.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $1,431 or 1.3% of net assets.

(E)Rate shown is the yield to maturity at September 30, 2010.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Country Diversification

(as a % of net assets)	
Brazil	17.7%
China	9.9%
Egypt	8.8%
United States	7.6%
Turkey	6.6%
India	6.1%
South Africa	5.8%
South Korea	5.2%
Hong Kong	3.6%
Indonesia	3.2%
Thailand	2.8%
Panama	2.3%
United Kingdom	2.0%
Netherlands	1.9%
Russia	1.4%
Denmark	1.1%
Taiwan	1.1%
Malaysia	1.0%
Cayman Islands	0.7%
Canada	0.7%
Other+	10.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund

Asset Allocation

Stocks	**67.7%**
Information Technology	14.5%
Consumer Discretionary	13.3%
Industrials	10.8%
Consumer Staples	9.1%
Energy	6.4%
Financials	6.2%
Health Care	4.8%
Materials	1.4%
Utilities	0.9%
Telecommunication Services	0.3%
Bonds	**28.3%**
Corporate Debt Securities	21.2%
United States Government and Government Agency Obligations	6.4%
Other Government Securities	0.7%
Cash and Cash Equivalents	**4.0%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Emerson Electric Co.	Industrials
Microchip Technology Incorporated	Information Technology
JPMorgan Chase & Co.	Financials
Colgate-Palmolive Company	Consumer Staples
ConocoPhillips	Energy
Union Pacific Corporation	Industrials
PepsiCo, Inc.	Consumer Staples
Expeditors International of Washington, Inc.	Industrials
Manpower Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	229/561	41
3 Year	27/498	6
5 Year	12/407	3
10 Year	151/202	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,000.90	1.32%	$ 6.60
Class B	$1,000	$ 996.90	2.13%	$10.68
Class C	$1,000	$ 997.60	1.93%	$ 9.69
Class E**	$1,000	$1,001.60	1.11%	$ 5.50
Class I	$1,000	$1,002.80	0.99%	$ 5.01
Class Y	$1,000	$1,001.40	1.23%	$ 6.20
Based on 5% Return[2]				
Class A	$1,000	$1,018.43	1.32%	$ 6.66
Class B	$1,000	$1,014.40	2.13%	$10.78
Class C	$1,000	$1,015.41	1.93%	$ 9.77
Class E**	$1,000	$1,019.52	1.11%	$ 5.55
Class I	$1,000	$1,020.11	0.99%	$ 5.05
Class Y	$1,000	$1,018.89	1.23%	$ 6.26

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Balanced Fund (in thousands)   SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.3%		
Honeywell International Inc.	55	$ 2,434
Air Freight & Logistics – 1.5%		
Expeditors International of Washington, Inc.	61	2,829
Application Software – 0.5%		
Autodesk, Inc. (A)	28	879
Auto Parts & Equipment – 2.3%		
BorgWarner Inc. (A)	46	2,443
Johnson Controls, Inc.	63	1,915
		4,358
Automobile Manufacturers – 0.7%		
Ford Motor Company (A)	104	1,273
Broadcasting – 1.4%		
CBS Corporation, Class B	160	2,533
Casinos & Gaming – 1.1%		
Wynn Resorts, Limited	24	2,091
Communications Equipment – 1.4%		
Cisco Systems, Inc. (A)	120	2,628
Computer Hardware – 4.0%		
Apple Inc. (A)	19	5,278
Hewlett-Packard Company	52	2,188
		7,466
Construction & Engineering – 1.1%		
Quanta Services, Inc. (A)	103	1,961
Construction & Farm Machinery & Heavy Trucks – 0.4%		
Cummins Inc.	9	797
Data Processing & Outsourced Services – 1.1%		
Paychex, Inc.	71	1,949
Department Stores – 1.2%		
Macy's Inc.	97	2,242
Distillers & Vintners – 1.3%		
Brown-Forman Corporation, Class B	39	2,419
Diversified Chemicals – 1.4%		
Dow Chemical Company (The)	91	2,504
Electric Utilities – 0.9%		
PPL Corporation	64	1,740
Electrical Components & Equipment – 3.1%		
Emerson Electric Co.	81	4,261
First Solar, Inc. (A)	9	1,252
		5,513
Footwear – 1.4%		
NIKE, Inc., Class B	31	2,516

COMMON STOCKS (Continued)	Shares	Value
General Merchandise Stores – 1.4%		
Target Corporation	48	$ 2,565
Health Care Distributors – 1.2%		
Henry Schein, Inc. (A)	37	2,185
Health Care Supplies – 1.2%		
DENTSPLY International Inc.	71	2,267
Hotels, Resorts & Cruise Lines – 2.0%		
Carnival Corporation	35	1,345
Hyatt Hotels Corporation, Class A (A)	65	2,427
		3,772
Household Products – 1.9%		
Colgate-Palmolive Company	44	3,405
Human Resource & Employment Services – 1.5%		
Manpower Inc.	54	2,824
Industrial Machinery – 1.0%		
Eaton Corporation	23	1,873
Integrated Oil & Gas – 1.7%		
ConocoPhillips	55	3,159
Integrated Telecommunication Services – 0.3%		
Frontier Communications Corporation	75	613
IT Consulting & Other Services – 1.4%		
Accenture plc, Class A	63	2,656
Motorcycle Manufacturers – 0.8%		
Harley-Davidson, Inc.	50	1,413
Oil & Gas Equipment & Services – 3.8%		
Halliburton Company	66	2,192
National Oilwell Varco, Inc.	62	2,761
Schlumberger Limited	35	2,132
		7,085
Oil & Gas Exploration & Production – 0.9%		
Southwestern Energy Company (A)	47	1,572
Other Diversified Financial Services – 3.5%		
Bank of America Corporation	186	2,440
JPMorgan Chase & Co.	103	3,910
		6,350
Personal Products – 3.0%		
Estee Lauder Companies Inc. (The), Class A	43	2,731
Mead Johnson Nutrition Company	47	2,692
		5,423
Pharmaceuticals – 2.4%		
Abbott Laboratories	32	1,687
Allergan, Inc.	41	2,708
		4,395
Property & Casualty Insurance – 1.4%		
Travelers Companies, Inc. (The)	51	2,652

COMMON STOCKS (Continued)	Shares	Value
Railroads – 1.6%		
Union Pacific Corporation	36	$ 2,912
Real Estate Management & Development – 1.3%		
CB Richard Ellis Group, Inc., Class A (A)	133	2,422
Restaurants – 1.0%		
McDonald's Corporation	24	1,818
Semiconductor Equipment – 0.9%		
ASML Holding N.V., NY Registry Shares	58	1,715
Semiconductors – 3.4%		
Microchip Technology Incorporated	128	4,032
Texas Instruments Incorporated	82	2,223
		6,255
Soft Drinks – 1.5%		
PepsiCo, Inc.	43	2,857
Systems Software – 1.1%		
Microsoft Corporation	81	1,975
Tobacco – 1.4%		
Philip Morris International Inc.	47	2,605
TOTAL COMMON STOCKS – 67.7%		**$124,900**
(Cost: $100,064)		

CORPORATE DEBT SECURITIES	Principal	
Airlines – 0.3%		
Southwest Airlines Co.,		
6.500%, 3-1-12	$ 500	530
Auto Parts & Equipment – 0.6%		
BorgWarner Inc.,		
4.625%, 9-15-20	1,000	1,016
Automobile Manufacturers – 0.7%		
Ford Motor Company, Convertible,		
4.250%, 11-15-16	1,000	1,492
Brewers – 1.0%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10-15-12	500	519
5.375%, 11-15-14 (B)	1,000	1,123
		1,642
Broadcasting – 0.4%		
CBS Corporation,		
8.875%, 5-15-19	500	652
Communications Equipment – 0.6%		
Cisco Systems, Inc.,		
5.250%, 2-22-11	1,000	1,018
Construction & Farm Machinery & Heavy Trucks – 0.3%		
John Deere Capital Corporation,		
5.250%, 10-1-12	500	543

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 0.6%		
American Express Credit Corporation,		
5.125%, 8-25-14	$ 200	$ 222
Ford Motor Credit Company LLC,		
7.000%, 4-15-15	750	801
		1,023
Data Processing & Outsourced Services – 0.6%		
Western Union Company (The),		
6.500%, 2-26-14	1,000	1,149
Department Stores – 0.6%		
Kohl's Corporation,		
6.300%, 3-1-11	1,000	1,020
Diversified Banks – 0.6%		
U.S. Bancorp,		
4.200%, 5-15-14	1,000	1,096
Diversified Capital Markets – 0.3%		
Deutsche Bank AG,		
3.450%, 3-30-15	500	527
Diversified Metals & Mining – 0.3%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5-1-14	500	617
Drug Retail – 0.3%		
CVS Caremark Corporation,		
3.250%, 5-18-15	550	575
Electric Utilities – 0.3%		
Hydro-Quebec,		
8.000%, 2-1-13	500	581
Food Distributors – 0.2%		
Cargill, Inc.,		
6.375%, 6-1-12 (B).	400	433
Food Retail – 0.6%		
Kroger Co. (The),		
6.200%, 6-15-12	1,000	1,086
Gold – 1.0%		
Newmont Mining Corporation, Convertible,		
3.000%, 2-15-12	1,200	1,709
Home Improvement Retail – 0.6%		
Home Depot, Inc. (The),		
5.200%, 3-1-11	1,000	1,019
Hypermarkets & Super Centers – 0.1%		
Wal-Mart Stores, Inc.,		
2.875%, 4-1-15	250	265
Industrial Conglomerates – 0.1%		
Textron Inc.,		
6.200%, 3-15-15	150	167

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Gases – 0.6%		
Praxair, Inc.,		
4.375%, 3-31-14	$ 1,000	$ 1,100
Industrial Machinery – 0.6%		
Illinois Tool Works Inc.,		
5.150%, 4-1-14	1,000	1,135
Integrated Oil & Gas – 1.0%		
Cenovus Energy Inc.,		
4.500%, 9-15-14	250	275
Chevron Corporation,		
3.450%, 3-3-12	500	519
ConocoPhillips,		
4.750%, 2-1-14	1,000	1,115
		1,909
Integrated Telecommunication Services – 0.6%		
AT&T Inc.,		
4.850%, 2-15-14	1,000	1,107
Investment Banking & Brokerage – 0.3%		
Morgan Stanley,		
4.100%, 1-26-15	500	517
Life & Health Insurance – 1.6%		
MetLife Global Funding I,		
2.500%, 9-29-15 (C)	2,500	2,507
Prudential Financial, Inc.,		
4.750%, 9-17-15	500	541
		3,048
Movies & Entertainment – 0.3%		
Viacom Inc.,		
4.375%, 9-15-14	500	543
Multi-Utilities – 0.4%		
Duke Energy Carolinas, LLC,		
4.300%, 6-15-20	575	634
Oil & Gas Exploration & Production – 0.3%		
XTO Energy Inc.,		
7.500%, 4-15-12	500	551
Other Diversified Financial Services – 0.9%		
JPMorgan Chase & Co.:		
4.650%, 6-1-14	1,000	1,095
7.900%, 4-29-49 (D)	500	536
		1,631
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7-25-09 (C)	7	—*
8.000%, 3-31-11 (C)	1	—*
		—*
Packaged Foods & Meats – 0.5%		
Kellogg Company,		
4.450%, 5-30-16	500	562
Unilever Capital Corporation,		
5.900%, 11-15-32	350	421
		983

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 1.7%		
Abbott Laboratories,		
3.750%, 3-15-11	$ 1,000	$ 1,015
Pfizer Inc.,		
4.450%, 3-15-12	1,000	1,053
Roche Holdings Ltd,		
5.000%, 3-1-14 (B)	1,000	1,118
		3,186
Property & Casualty Insurance – 0.9%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4-15-12 (B)	1,000	1,049
Fidelity National Financial, Inc.,		
6.600%, 5-15-17	800	826
		1,875
Restaurants – 0.1%		
YUM! Brands, Inc.,		
4.250%, 9-15-15	250	273
Soft Drinks – 0.3%		
PepsiCo, Inc.,		
3.750%, 3-1-14	500	541
Systems Software – 0.3%		
Microsoft Corporation,		
2.950%, 6-1-14	500	530
Tobacco – 0.3%		
Philip Morris International Inc.,		
4.500%, 3-26-20	500	545
Wireless Telecommunication Service – 0.4%		
America Movil, S.A.B. de C.V.,		
3.625%, 3-30-15	200	208
American Tower Corporation,		
4.625%, 4-1-15	500	534
		742
TOTAL CORPORATE DEBT SECURITIES – 21.2%		$ 39,010
(Cost: $35,592)		
OTHER GOVERNMENT SECURITIES		
Qatar – 0.4%		
State of Qatar,		
4.000%, 1-20-15 (B)	750	791
Supranational – 0.3%		
International Bank for Reconstruction and Development,		
2.375%, 5-26-15	450	471
TOTAL OTHER GOVERNMENT SECURITIES – 0.7%		$ 1,262
(Cost: $1,197)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%	Prinicpal	Value
Mortgage-Backed Obligations		
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	$ 191	$ 208
5.000%, 1-1-18	202	215
5.500%, 4-1-18	89	97
6.500%, 10-1-28	101	114
6.500%, 2-1-29	17	19
7.000%, 5-1-31	17	19
7.500%, 5-1-31	17	20
7.000%, 7-1-31	28	32
7.000%, 9-1-31	37	42
7.000%, 9-1-31	25	29
7.000%, 11-1-31	95	109
6.500%, 2-1-32	102	114
7.000%, 2-1-32	100	113
7.000%, 2-1-32	54	61
6.500%, 3-1-32	20	23
7.000%, 3-1-32	63	71
7.000%, 6-1-32	21	23
7.000%, 7-1-32	105	119
6.500%, 8-1-32	43	48
6.000%, 9-1-32	399	440
6.500%, 9-1-32	89	99
5.500%, 5-1-33	170	183
5.500%, 5-1-33	85	91
5.500%, 5-1-33	72	77
5.500%, 6-1-33	156	168
(Cost: $2,354)		$ 2,534

UNITED STATES GOVERNMENT OBLIGATIONS – 5.0%		
Treasury Obligations		
United States Treasury Bonds,		
7.500%, 11-15-16	500	670
United States Treasury Notes:		
4.250%, 10-15-10	2,000	2,003
3.875%, 2-15-13	1,250	1,351
3.625%, 5-15-13	750	812
4.250%, 8-15-13	900	994
4.250%, 8-15-15	3,000	3,429
(Cost: $8,427)		$ 9,259

SHORT-TERM SECURITIES – 2.8%		
Master Note		
Toyota Motor Credit Corporation,		
0.150%, 10-1-10 (E)	5,223	$ 5,223
(Cost: $5,223)		

TOTAL INVESTMENT SECURITIES – 98.8%		$182,188
(Cost: $152,857)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		2,186
NET ASSETS – 100.0%		$184,374

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $4,514 or 2.4% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $2,507 or 1.4% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Energy Fund

Asset Allocation

Stocks	**98.0%**
Energy	86.1%
Industrials	6.8%
Utilities	2.3%
Materials	1.6%
Information Technology	1.2%
Cash and Cash Equivalents	**2.0%**

Country Weightings

North America	**86.0%**
United States	79.9%
Canada	6.1%
Europe	**6.5%**
Pacific Basin	**3.0%**
Bahamas/Caribbean	**2.5%**
Cash and Cash Equivalents	**2.0%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	21/72	29
3 Year	13/70	19

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Halliburton Company	Energy	Oil & Gas Equipment & Services
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Apache Corporation	Energy	Oil & Gas Exploration & Production
Newfield Exploration Company	Energy	Oil & Gas Exploration & Production
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Noble Energy, Inc.	Energy	Oil & Gas Exploration & Production
Cameron International Corporation	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

ILLUSTRATION OF FUND EXPENSES
Ivy Energy Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 990.10	1.60%	$ 7.96
Class B	$1,000	$ 985.10	2.58%	$12.90
Class C	$1,000	$ 987.10	2.37%	$11.82
Class E**	$1,000	$ 991.90	1.36%	$ 6.77
Class I	$1,000	$ 992.00	1.25%	$ 6.27
Class Y	$1,000	$ 990.10	1.52%	$ 7.56
Based on 5% Return[2]				
Class A	$1,000	$1,017.04	1.60%	$ 8.07
Class B	$1,000	$1,012.11	2.58%	$13.08
Class C	$1,000	$1,013.21	2.37%	$11.98
Class E**	$1,000	$1,018.25	1.36%	$ 6.86
Class I	$1,000	$1,018.80	1.25%	$ 6.36
Class Y	$1,000	$1,017.46	1.52%	$ 7.67

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Energy Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 4.9%		
Alpha Natural Resources, Inc. (A)	16	$ 647
Arch Coal, Inc.	41	1,094
Cameco Corporation	15	428
CONSOL Energy Inc.	19	687
Peabody Energy Corporation	31	1,501
		4,357
Construction & Engineering – 4.7%		
Chicago Bridge & Iron Company N.V., NY Shares (A)	41	995
Fluor Corporation	42	2,071
Jacobs Engineering Group Inc. (A)	29	1,138
		4,204
Construction & Farm Machinery & Heavy Trucks – 2.1%		
Bucyrus International, Inc., Class A	28	1,924
Diversified Metals & Mining – 1.6%		
BHP Billiton Limited, ADR	19	1,462
Electric Utilities – 2.3%		
Entergy Corporation	16	1,226
Exelon Corporation	20	868
		2,094
Electrical Components & Equipment – 1.2%		
First Solar, Inc. (A)	7	1,090
Integrated Oil & Gas – 9.9%		
ConocoPhillips	34	1,935
Exxon Mobil Corporation	37	2,286
Marathon Oil Corporation	25	816
Occidental Petroleum Corporation	32	2,497
Suncor Energy Inc.	41	1,318
		8,852
Oil & Gas Drilling – 10.5%		
ENSCO International Incorporated	25	1,135
Helmerich & Payne, Inc.	56	2,251
Nabors Industries Ltd. (A)	71	1,280
Oasis Petroleum LLC (A)	82	1,580
Seadrill Limited	36	1,029
Transocean Inc. (A)	34	2,179
		9,454
Oil & Gas Equipment & Services – 26.5%		
Baker Hughes Incorporated	48	2,057
Cameron International Corporation (A)	61	2,610
Core Laboratories N.V.	16	1,417
FMC Technologies, Inc. (A)	27	1,827
Halliburton Company	123	4,059
National Oilwell Varco, Inc.	74	3,302
Schlumberger Limited	68	4,181
Superior Energy Services, Inc. (A)	46	1,217
Tenaris S.A., ADR	59	2,248
Weatherford International Ltd. (A)	51	865
		23,783
Oil & Gas Exploration & Production – 27.1%		
Anadarko Petroleum Corporation	45	2,549
Apache Corporation	32	3,083
Cabot Oil & Gas Corporation	25	757
CNOOC Limited, ADR	6	1,244
Continental Resources, Inc. (A)	56	2,589
Devon Energy Corporation	28	1,808

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
EOG Resources, Inc.	22	$ 2,017
Newfield Exploration Company (A)	53	3,038
Noble Energy, Inc.	35	2,619
Southwestern Energy Company (A)	85	2,831
Ultra Petroleum Corp. (A)	40	1,667
		24,202
Oil & Gas Refining & Marketing – 0.8%		
Clean Energy Fuels Corp. (A)	48	683
Oil & Gas Storage & Transportation – 6.4%		
El Paso Corporation	126	1,562
El Paso Pipeline Partners, L.P.	46	1,461
Enbridge Inc.	37	1,924
Williams Companies, Inc. (The)	42	796
		5,743
TOTAL COMMON STOCKS – 98.0%		**$ 87,848**
(Cost: $69,809)		

SHORT-TERM SECURITIES – 1.8%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.150%, 10-1-10 (B)	$1,644	**$ 1,644**
(Cost: $1,644)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$ 89,492**
(Cost: $71,453)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**180**
NET ASSETS – 100.0%		**$ 89,672**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	79.9%
Canada	6.1%
Netherlands	2.7%
Bermuda	2.5%
Luxembourg	2.5%
Australia	1.6%
Hong Kong	1.4%
United Kingdom	1.3%
Other+	2.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**93.8%**
Energy	45.9%
Materials	36.0%
Utilities	4.2%
Industrials	3.5%
Information Technology	3.3%
Consumer Staples	0.6%
Financials	0.3%
Options	**5.1%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**1.0%**

Country Weightings

North America	**53.1%**
United States	38.5%
Canada	14.6%
Europe	**20.9%**
United Kingdom	12.7%
Russia	6.0%
Other Europe	2.2%
Pacific Basin	**11.2%**
China	4.4%
Other Pacific Basin	6.8%
South America	**6.9%**
Brazil	6.6%
Other South America	0.3%
Other	**1.2%**
Bahamas/Caribbean	**0.6%**
Cash and Cash Equivalents and Options	**6.1%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	71/123	58
3 Year	70/86	81
5 Year	27/51	52
10 Year	14/32	43

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Alpha Natural Resources, Inc.	United States	Energy	Coal & Consumable Fuels
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Canadian Natural Resources Limited	Canada	Energy	Oil & Gas Exploration & Production
El Paso Corporation	United States	Energy	Oil & Gas Storage & Transportation
Randgold Resources Limited, ADR	United Kingdom	Materials	Gold
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Open Joint Stock Company Gazprom, ADR	Russia	Energy	Integrated Oil & Gas
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	United States	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

ILLUSTRATION OF FUND EXPENSES
Ivy Global Natural Resources Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 957.50	1.44%	$ 7.05
Class B	$1,000	$ 953.50	2.27%	$11.13
Class C	$1,000	$ 953.80	2.12%	$10.36
Class E	$1,000	$ 958.40	1.27%	$ 6.27
Class I	$1,000	$ 959.30	1.04%	$ 5.09
Class R	$1,000	$ 956.70	1.57%	$ 7.73
Class Y	$1,000	$ 958.50	1.20%	$ 5.88
Based on 5% Return[2]				
Class A	$1,000	$1,017.85	1.44%	$ 7.26
Class B	$1,000	$1,013.68	2.27%	$11.48
Class C	$1,000	$1,014.44	2.12%	$10.68
Class E	$1,000	$1,018.70	1.27%	$ 6.46
Class I	$1,000	$1,019.86	1.04%	$ 5.25
Class R	$1,000	$1,017.21	1.57%	$ 7.97
Class Y	$1,000	$1,019.05	1.20%	$ 6.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Global Natural Resources Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil – 5.3%		
Companhia de Saneamento de Minas Gerais (A)	4,000	$ 61,182
Companhia Energetica de Minas Gerais - CEMIG, ADR	3,000	49,170
Companhia Vale de Rio Doce, ADR	750	23,453
Petroleo Brasileiro S.A. - Petrobras, ADR	290	10,518
Suzano Bahia Sul Papel E Celulose S.A. (A)	11,188	105,593
Tractebel Energia S.A. (A)	1,850	27,663
		277,579
Canada – 14.6%		
Advantage Oil & Gas Ltd. (A)(B)	1,500	9,476
Agnico-Eagle Mines Limited	96	6,826
Barrick Gold Corporation	1,000	46,290
Canadian Natural Resources Limited (A)	5,000	172,952
Canadian Oil Sands Trust (A)	500	12,372
Cenovus Energy Inc. (A)	710	20,430
First Quantum Minerals Ltd. (A)	1,500	114,078
Goldcorp Inc.	2,000	87,040
Lundin Mining Corporation (A)(B)	1,539	7,686
MEG Energy Corp. (A)(B)	91	3,178
MGM Energy Corp. (A)(B)	7,102	1,518
Migao Corporation (A)(B)(C)	1,550	9,943
Migao Corporation (A)(B)	140	900
Neo Material Technologies Inc. (A)(B)	850	4,065
Potash Corporation of Saskatchewan Inc.	850	122,434
Suncor Energy Inc. (A)	1,500	48,839
Teck Cominco Limited (A)	2,250	92,545
		760,572
Cayman Islands – 0.6%		
China High Speed Transmission Equipment Group Co., Ltd. (A)	14,000	30,386
Chile – 0.3%		
Sociedad Quimica y Minera de Chile S.A., ADR	325	15,678
China – 4.4%		
GCL-Poly Energy Holdings Limited (A)	22,258	6,856
Sino-Forest Corporation, Class A (A)(B)	3,599	59,959
Trina Solar Limited, ADR (B)	2,000	60,360
Yingli Green Energy Holding Company Limited, ADR (B)	7,250	100,341
		227,516
Cyprus – 0.1%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(B)(D)	3,630	7,260
Germany – 0.1%		
Phoenix Solar AG, Sulzemoos (A)	150	5,378
Hong Kong – 0.3%		
China Longyuan Power Group Corporation Limited, H Shares (A)(B)	5,000	4,962
Guangdong Investment Limited (A)	22,000	11,484
		16,446
Indonesia – 1.8%		
PT Adaro Energy Tbk (A)	75,000	17,017
PT Bumi Resources Tbk (A)	175,000	41,667
PT Indo Tambangraya Megah Tbk (A)	1,000	4,661
PT Tambang Batubara Bukit Asam (Persero) Tbk (A)	15,000	32,689
		96,034

COMMON STOCKS (Continued)	Shares	Value
Israel – 1.2%		
Israel Chemicals Ltd. (A)	4,250	$ 59,951
Japan – 1.6%		
Mitsubishi Corporation (A)	3,500	83,056
Netherlands – 0.3%		
Chicago Bridge & Iron Company N.V., NY Shares (B)	600	14,670
Norway – 1.4%		
Seadrill Limited (A)	2,500	72,222
Russia – 6.0%		
Mechel Steel Group OAO, ADR	4,750	118,275
Open Joint Stock Company "RusHydro", ADR (A)(B)	3,000	15,450
Open Joint Stock Company Gazprom, ADR (A)	6,500	136,435
Uralkali Group, GDR (A)	2,000	43,900
		314,060
Singapore – 1.3%		
Golden Agri-Resources Ltd. (A)	35,000	15,170
Indofood Agri Resources Ltd. (A)(B)	10,000	17,185
Straits Asia Resources Limited (A)	20,000	33,457
		65,812
South Korea – 0.8%		
LG Chem, Ltd. (A)	150	43,872
Switzerland – 0.3%		
Noble Corporation	500	16,895
Thailand – 1.0%		
Banpu Public Company Limited (A)	2,250	53,081
United Kingdom – 12.7%		
Antofagasta plc (A)	4,250	82,519
Eurasian Natural Resources Corporation plc (A)	1,000	14,429
Kazakhmys plc (A)	750	17,107
Randgold Resources Limited, ADR	1,500	152,190
Rio Tinto plc (A)	2,000	116,906
Xstrata plc (A)	14,500	277,435
		660,586
United States – 38.3%		
Allegheny Technologies Incorporated	500	23,225
Alpha Natural Resources, Inc. (B)(E)	6,500	267,474
Arch Coal, Inc.	200	5,342
Brigham Exploration Company (B)	100	1,875
Cabot Oil & Gas Corporation	4,500	135,495
Cameron International Corporation (B)	2,000	85,920
Celanese Corporation, Series A	2,750	88,275
Chesapeake Energy Corporation (F)	3,500	79,275
Cleveland-Cliffs Inc	225	14,382
CONSOL Energy Inc.	2,250	83,160
El Paso Corporation	13,000	160,940
EXCO Resources, Inc.	5,500	81,785
Freeport-McMoRan Copper & Gold Inc., Class B	250	21,347
GrafTech International Ltd. (B)	3,000	46,890
Halliburton Company (F)	5,250	173,618

Ivy Global Natural Resources Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Kodiak Oil & Gas Corp. (B)	2,000	$ 6,780
Molycorp, Inc. (B)	10	283
Newfield Exploration Company (B)	250	14,360
Oasis Petroleum LLC (B)	1,000	19,370
Occidental Petroleum Corporation (F)	1,650	129,195
Owens-Illinois, Inc. (B)	2,500	70,150
Peabody Energy Corporation	500	24,505
Petrohawk Energy Corporation (B)	9,000	145,259
Pioneer Natural Resources Company	150	9,755
Plains Exploration and Production Company (B)	1,000	26,670
Rock-Tenn Company, Class A	600	29,886
Schlumberger Limited (F)	1,500	92,415
Southwestern Energy Company (B)	750	25,080
St. Mary Land & Exploration Company	250	9,365
Williams Companies, Inc. (The)	6,000	114,660
		1,986,736
TOTAL COMMON STOCKS – 92.4%		**$4,807,790**
(Cost: $3,987,732)		

PREFERRED STOCKS		
Brazil – 1.2%		
Bradespar S.A. (A)	750	17,881
Companhia Energetica de Minas Gerais - CEMIG (A)	2,500	40,633
		58,514
United States – 0.2%		
Konarka Technologies, Inc., 8.0% Cumulative (B)(D)	3,500	12,565
TOTAL PREFERRED STOCKS – 1.4%		**$ 71,079**
(Cost: $50,068)		

CALL OPTIONS	Number of Contracts	
Barrick Gold Corporation, Jan $30.00, Expires 1-24-11	50	80,750
Canadian Natural Resources Limited, Jan $25.00, Expires 1-24-11	25	25,125
El Paso Corporation, Jan $5.00, Expires 1-24-11	60	45,000
Exxon Mobil Corporation, Jan $40.00, Expires 1-24-11	7	15,243
Occidental Petroleum Corporation, Jan $60.00, Expires 1-24-11	35	66,762
Williams Companies, Inc. (The), Jan $15.00, Expires 1-24-11	80	35,000
TOTAL CALL OPTIONS – 5.1%		**$ 267,880**
(Cost: $244,197)		

CORPORATE DEBT SECURITIES – 0.1%	Principal	Value
Brazil		
Bahia Sul Celulose S.A., 8.614%, 12-1-12 (C)(G)(H)	BRL10,692	**$ 5,833**
(Cost: $5,027)		

SHORT-TERM SECURITIES		
Commercial Paper (I) – 0.3%		
E.I. du Pont de Nemours and Company, 0.190%, 10-18-10	$ 3,000	3,000
Hewlett-Packard Company, 0.150%, 10-4-10	10,000	10,000
		13,000
Commercial Paper (backed by irrevocable bank letter of credit) (I) – 0.1%		
COFCO Capital Corp. (Rabobank Nederland), 0.280%, 10-20-10	4,500	4,499
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.150%, 10-1-10 (J)	1,034	1,034
TOTAL SHORT-TERM SECURITIES – 0.4%		**$ 18,533**
(Cost: $18,533)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$5,171,115**
(Cost: $4,305,557)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**30,936**
NET ASSETS – 100.0%		**$5,202,051**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Toronto-Dominion Bank (The)	51,300	10-22-10	$ —	$ 1,763
Sell	Brazilian Real	Toronto-Dominion Bank (The)	86,000	12-3-10	—	2,254
Sell	Brazilian Real	Mellon Bank N.A.	70,100	12-17-10	—	798
Sell	British Pound	Royal Bank of Canada	124,725	10-22-10	—	5,730
Sell	British Pound	Mellon Bank N.A.	53,500	10-29-10	—	1,302
Sell	British Pound	Toronto-Dominion Bank (The)	38,300	11-19-10	138	—
Sell	British Pound	Toronto-Dominion Bank (The)	31,400	11-19-10	—	331
Sell	British Pound	Mellon Bank N.A.	70,400	12-3-10	—	2,577
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	94,700	10-29-10	—	690
Sell	Canadian Dollar	Mellon Bank N.A.	88,400	12-17-10	163	—
Sell	Canadian Dollar	Mellon Bank N.A.	34,400	1-14-11	81	—
Sell	Canadian Dollar	Mellon Bank N.A.	66,500	1-14-11	—	386
Sell	Euro	Toronto-Dominion Bank (The)	4,085	10-22-10	—	309
Sell	Japanese Yen	Mellon Bank N.A.	2,350,000	10-6-10	—	1,088
Sell	Japanese Yen	Mellon Bank N.A.	1,839,900	10-27-10	—	838
Sell	Japanese Yen	Mellon Bank N.A.	1,030,000	12-1-10	—	187
Sell	Japanese Yen	Toronto-Dominion Bank (The)	1,500,000	12-15-10	—	120
					$382	$18,373

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $15,776 or 0.3% of net assets.

(D) Illiquid restricted securities. At September 30, 2010, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5-1-07 to 4-17-08	3,630	$ 6,183	$ 7,260
Konarka Technologies, Inc., 8.0% Cumulative	8-31-07	3,500	10,850	12,565
			$17,033	$19,825

The total value of these securities represented 0.4% of net assets at September 30, 2010.

(E) Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(F) Securities serve as collateral for the following open futures contracts at September 30, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
S&P/Toronto Stock Exchange 60 Index	Short	12-16-10	1	$ (138,556)	$(1,577)
S&P 500 E-mini	Short	12-17-10	10	(568,350)	(4,203)
				$ (706,906)	$(5,780)

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(I) Rate shown is the yield to maturity at September 30, 2010.

(J) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Energy	45.9%
Materials	36.1%
Utilities	4.2%
Industrials	3.5%

Market Sector Diversification

(as a % of net assets) (Continued)

Information Technology	3.3%
Consumer Staples	0.6%
Financials	0.3%
Other+	6.1%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**94.1%**
Financials	90.7%
Consumer Discretionary	2.4%
Health Care	0.7%
Telecommunication Services	0.3%
Cash and Cash Equivalents	**5.9%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	123/227	54
3 Year	111/206	54
5 Year	133/174	76
10 Year	32/83	39

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Equity Residential	Financials	Residential REITs
HCP, Inc.	Financials	Specialized REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
Vornado Realty Trust	Financials	Diversified REITs
Digital Realty Trust, Inc.	Financials	Office REITs
Boston Properties, Inc.	Financials	Office REITs
Macerich Company (The)	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
BioMed Realty Trust, Inc.	Financials	Office REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,082.60	1.84%	$ 9.58
Class B	$1,000	$1,075.90	3.10%	$16.09
Class C	$1,000	$1,077.80	2.61%	$13.61
Class E	$1,000	$1,082.80	1.67%	$ 8.75
Class I	$1,000	$1,086.70	1.16%	$ 6.05
Class R	$1,000	$1,083.40	1.71%	$ 8.96
Class Y	$1,000	$1,085.00	1.40%	$ 7.30
Based on 5% Return[2]				
Class A	$1,000	$1,015.84	1.84%	$ 9.27
Class B	$1,000	$1,009.53	3.10%	$15.57
Class C	$1,000	$1,011.98	2.61%	$13.18
Class E	$1,000	$1,016.71	1.67%	$ 8.47
Class I	$1,000	$1,019.26	1.16%	$ 5.86
Class R	$1,000	$1,016.51	1.71%	$ 8.67
Class Y	$1,000	$1,018.07	1.40%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Real Estate Securities Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified Real Estate Activities – 2.4%		
CoreSite Realty Corporation (A)	130	$ 2,131
DuPont Fabros Technology, Inc.	177	4,459
Jones Lang LaSalle Incorporated	23	2,019
		8,609
Diversified REITs – 5.4%		
Liberty Property Trust	93	2,954
Retail Opportunity Investments Corp.	132	1,267
Vornado Realty Trust	137	11,676
Washington Real Estate Investment Trust	104	3,290
		19,187
Health Care Facilities – 0.7%		
Brookdale Senior Living, Inc. (A)	143	2,331
Hotels, Resorts & Cruise Lines – 2.4%		
Gaylord Entertainment Company (A)	112	3,428
Hyatt Hotels Corporation, Class A (A)	33	1,230
Marriott International, Inc., Class A	79	2,824
Starwood Hotels & Resorts Worldwide, Inc.	25	1,298
		8,780
Industrial REITs – 6.9%		
AMB Property Corporation	249	6,578
EastGroup Properties, Inc.	141	5,252
First Potomac Realty Trust	307	4,604
ProLogis	662	7,798
		24,232
Office REITs – 19.3%		
Alexandria Real Estate Equities, Inc.	104	7,301
BioMed Realty Trust, Inc.	474	8,491
Boston Properties, Inc.	128	10,665
Brandywine Realty Trust	505	6,189
Corporate Office Properties Trust	167	6,215
Digital Realty Trust, Inc.	173	10,694
Douglas Emmett, Inc.	346	6,051
Highwoods Properties, Inc.	24	789
Kilroy Realty Corporation	87	2,893
Mack-Cali Realty Corporation	100	3,264
SL Green Realty Corp.	88	5,541
		68,093
Real Estate Management & Development – 3.5%		
Brookfield Properties Corporation	547	8,483
CB Richard Ellis Group, Inc., Class A (A)	220	4,016
		12,499
Real Estate Operating Companies – 2.1%		
Forest City Enterprises, Inc., Class A (A)	407	5,217
Hudson Pacific Properties, Inc.	125	2,043
		7,260
Residential REITs – 15.4%		
American Campus Communities, Inc.	178	5,412
Associated Estates Realty Corporation	258	3,603
AvalonBay Communities, Inc.	46	4,813
Camden Property Trust	91	4,351
Equity Lifestyle Properties, Inc.	71	3,852
Equity Residential	330	15,698
Essex Property Trust, Inc.	34	3,685
Home Properties, Inc.	85	4,496
Mid-America Apartment Communities, Inc.	39	2,285
UDR, Inc.	289	6,102
		54,297

COMMON STOCKS (Continued)	Shares	Value
Retail REITs – 16.9%		
Acadia Realty Trust	241	$ 4,573
Agree Realty Corporation	76	1,925
CBL & Associates Properties, Inc.	253	3,305
Developers Diversified Realty Corporation	281	3,155
Federal Realty Investment Trust	31	2,548
Kite Realty Group Trust	52	232
Macerich Company (The)	229	9,816
Regency Centers Corporation	83	3,256
Simon Property Group, Inc.	318	29,537
Weingarten Realty Investors	47	1,017
		59,364
Specialized REITs – 18.3%		
Chatham Lodging Trust	63	1,178
DiamondRock Hospitality Company	501	4,759
Extra Space Storage Inc.	179	2,863
FelCor Lodging Trust Incorporated (A)	185	850
HCP, Inc.	344	12,380
Health Care REIT, Inc.	89	4,223
Hersha Hospitality Trust	543	2,812
Host Hotels & Resorts, Inc.	852	12,332
LaSalle Hotel Properties	145	3,387
Nationwide Health Properties, Inc.	77	2,958
Pebblebrook Hotel Trust (A)	165	2,968
Public Storage, Inc.	90	8,724
U-Store-It Trust	196	1,633
Ventas, Inc.	65	3,347
		64,414
Wireless Telecommunication Service – 0.3%		
American Tower Corporation, Class A (A)	17	887
TOTAL COMMON STOCKS – 93.6%		**$329,953**
(Cost: $252,824)		

PREFERRED STOCKS – 0.5%		
Diversified REITs		
CapLease, Inc., 8.125% Series A Cumulative (A)	66	**$ 1,662**
(Cost: $1,524)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 4.3%		
CVS Caremark Corporation, 0.300%, 10-6-10	$3,000	3,000
Hewlett-Packard Company, 0.170%, 10-6-10	3,310	3,310
Illinois Tool Works Inc., 0.180%, 10-19-10	3,201	3,201
John Deere Credit Limited (John Deere Capital Corporation), 0.210%, 10-20-10	5,000	4,999
Novartis Finance Corp., 0.000%, 10-1-10	588	588
		15,098
Municipal Obligations – Taxable – 1.1%		
NYC GO Bonds, Fiscal 2006 Ser E (Bank of America, N.A.), 0.270%, 10-1-10 (C)	4,000	4,000
TOTAL SHORT-TERM SECURITIES – 5.4%		**$ 19,098**
(Cost: $19,098)		

TOTAL INVESTMENT SECURITIES – 99.5%	**$350,713**
(Cost: $273,446)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%	1,590
NET ASSETS – 100.0%	**$352,303**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.8%**
Information Technology	68.1%
Health Care	15.0%
Industrials	5.8%
Consumer Staples	4.9%
Telecommunication Services	2.8%
Financials	0.2%
Bonds	**2.0%**
Corporate Debt Securities	2.0%
Cash and Cash Equivalents	**1.2%**

Country Weightings

North America	**83.3%**
United States	82.2%
Other North America	1.1%
Pacific Basin	**7.0%**
Europe	**4.8%**
Spain	3.9%
Other Europe	0.9%
Bahamas/Caribbean	**2.9%**
South America	**0.8%**
Cash and Cash Equivalents	**1.2%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	110/141	78
3 Year	33/135	25
5 Year	26/120	22
10 Year	6/81	8

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Apple Inc.	Information Technology	Computer Hardware
Microsoft Corporation	Information Technology	Systems Software
Aspen Technology, Inc.	Information Technology	Application Software
Cree, Inc.	Information Technology	Semiconductors
Genzyme Corporation	Health Care	Biotechnology
ACI Worldwide, Inc.	Information Technology	Application Software
First Solar, Inc.	Information Technology	Electrical Components & Equipment
Lawson Software, Inc.	Information Technology	Application Software
Telvent GIT, S.A.	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 996.30	1.44%	$ 7.19
Class B	$1,000	$ 991.40	2.34%	$11.75
Class C	$1,000	$ 992.30	2.18%	$10.96
Class E	$1,000	$ 996.30	1.43%	$ 7.19
Class I	$1,000	$ 998.10	1.08%	$ 5.39
Class R	$1,000	$ 995.20	1.62%	$ 8.08
Class Y	$1,000	$ 996.70	1.33%	$ 6.69
Based on 5% Return[2]				
Class A	$1,000	$1,017.86	1.44%	$ 7.26
Class B	$1,000	$1,013.32	2.34%	$11.88
Class C	$1,000	$1,014.11	2.18%	$11.08
Class E	$1,000	$1,017.90	1.43%	$ 7.26
Class I	$1,000	$1,019.64	1.08%	$ 5.45
Class R	$1,000	$1,016.96	1.62%	$ 8.17
Class Y	$1,000	$1,018.42	1.33%	$ 6.76

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Science and Technology Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 4.9%		
Archer Daniels Midland Company	704	$ 22,456
Bunge Limited	566	33,478
		55,934
Application Software – 10.7%		
ACI Worldwide, Inc. (A)	1,663	37,237
Aspen Technology, Inc. (A)	4,509	46,758
Lawson Software, Inc. (A)	4,340	36,760
		120,755
Biotechnology – 9.8%		
Amgen Inc. (A)	533	29,379
Genzyme Corporation (A)	616	43,593
Isis Pharmaceuticals, Inc. (A)	483	4,055
Vertex Pharmaceuticals Incorporated (A)	965	33,353
		110,380
Communications Equipment – 2.0%		
Alcatel, ADR	2,874	9,715
Research In Motion Limited (A)	271	13,202
		22,917
Computer Hardware – 8.6%		
Apple Inc. (A)	224	63,447
Hewlett-Packard Company	283	11,897
High Tech Computer Corp. (B)	997	22,628
		97,972
Computer Storage & Peripherals – 0.2%		
SMART Technologies Inc., Class A (A)	157	2,127
Data Processing & Outsourced Services – 10.6%		
Alliance Data Systems Corporation (A)	996	64,998
Euronet Worldwide, Inc. (A)	1,449	26,068
VeriFone Holdings, Inc. (A)	790	24,552
WNS (Holdings) Limited, ADR (A)	516	4,627
		120,245
Diversified Support Services – 1.1%		
EnerNOC, Inc. (A)	387	12,159
Electrical Components & Equipment – 4.3%		
First Solar, Inc. (A)	251	37,029
POWER-ONE, INC. (A)	1,192	10,833
		47,862
Electronic Equipment & Instruments – 2.9%		
Elster Group SE, ADR (A)	498	6,867
Itron, Inc. (A)	417	25,545
		32,412
Health Care Distributors – 0.1%		
Animal Health International, Inc. (A)	501	1,379
Health Care Facilities – 1.5%		
HealthSouth Corporation (A)	907	17,409
Health Care Services – 0.7%		
Fleury S.A. (B)(C)	422	5,229
Fleury S.A. (B)	147	1,826
Omnicare, Inc.	30	726
		7,781

COMMON STOCKS (Continued)	Shares	Value
Health Care Technology – 2.2%		
Cerner Corporation (A)	299	$ 25,080
Home Entertainment Software – 2.3%		
Activision Blizzard, Inc.	475	5,142
Nintendo Co., Ltd. (B)	83	20,640
		25,782
Industrial Machinery – 3.6%		
ESCO Technologies Inc.	927	30,818
Pentair, Inc.	320	10,752
		41,570
Integrated Telecommunication Services – 0.8%		
CenturyTel, Inc.	242	9,534
Internet Software & Services – 4.3%		
Google Inc., Class A (A)	45	23,608
SAVVIS, Inc. (A)	1,218	25,669
		49,277
IT Consulting & Other Services – 3.8%		
Acxiom Corporation (A)	591	9,380
Telvent GIT, S.A.	1,484	33,574
		42,954
Life & Health Insurance – 0.2%		
Amil Participacoes S.A. (B)	179	1,717
Pharmaceuticals – 0.7%		
Ironwood Pharmaceuticals, Inc., Class A (A)	740	7,533
Research & Consulting Services – 0.1%		
Mistras Group, Inc. (A)	70	805
Semiconductor Equipment – 1.8%		
MEMC Electronic Materials, Inc. (A)	937	11,166
Photronics, Inc. (A)	1,713	9,060
		20,226
Semiconductors – 13.3%		
Cree, Inc. (A)	817	44,329
Inotera Memories, Inc. (B)	17,916	10,036
Micron Technology, Inc. (A)	4,089	29,480
PMC-Sierra, Inc. (A)	1,918	14,119
Samsung Electronics Co., Ltd. (B)	31	21,056
Texas Instruments Incorporated	1,215	32,975
		151,995
Systems Software – 4.3%		
Microsoft Corporation	2,003	49,058
Wireless Telecommunication Service – 2.0%		
Sprint Nextel Corporation (A)	4,744	21,964
TOTAL COMMON STOCKS – 96.8%		**$1,096,827**
(Cost: $961,752)		

CORPORATE DEBT SECURITIES	Principal	Value
Biotechnology – 1.1%		
Vertex Pharmaceuticals Incorporated, Convertible,		
3.350%, 10-1-15	$ 13,000	$ 12,919
IT Consulting & Other Services – 0.9%		
Telvent GIT, S.A., Convertible,		
5.500%, 4-15-15 (C)	10,000	10,050
TOTAL CORPORATE DEBT SECURITIES – 2.0%		$ 22,969
(Cost: $23,000)		
TOTAL INVESTMENT SECURITIES – 98.8%		$1,119,796
(Cost: $984,752)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		13,217
NET ASSETS – 100.0%		$1,133,013

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $15,279 or 1.3% of net assets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	82.2%
Spain	3.9%
Taiwan	2.9%
Bermuda	2.9%
South Korea	1.9%
Japan	1.8%
Canada	1.1%
France	0.9%
Brazil	0.8%
India	0.4%
Other+	1.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS							
Investments in unaffiliated securities at market value+	$18,306,420	$110,249	$182,188	$89,492	$4,903,641	$350,713	$1,119,796
Investments in affiliated securities at market value+	1,676,279	—	—	—	267,474	—	—
Bullion at market value+	2,890,068	—	—	—	—	—	—
Investments at Market Value	22,872,767	110,249	182,188	89,492	5,171,115	350,713	1,119,796
Cash	—	—	—	14	—	26	—
Cash denominated in foreign currencies at market value+	24,198	—	—	—	—	—	346
Restricted cash	138,758	—	—	—	—	—	—
Initial margin deposit	62,545	—	—	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	2,157	163	—	—	382	—	—
Investment securities sold receivable	66,664	1,321	1,356	—	65,597	2,756	22,613
Dividends and interest receivable	30,566	28	653	33	6,455	910	576
Capital shares sold receivable	855,169	6,346	581	661	13,379	473	2,866
Variation margin receivable	25,869	—	—	—	1,937	—	—
Receivable from affiliates	277	100	—	41	290	4	15
Prepaid and other assets	635	97	45	52	198	59	106
Total Assets	24,079,605	118,304	184,823	90,293	5,259,353	354,941	1,146,318
LIABILITIES							
Investment securities purchased payable	361,419	6,448	—	—	20,108	1,563	6,652
Variation margin payable	580	—	—	—	—	—	—
Unrealized depreciation on forward foreign currency contracts	102,961	155	—	—	18,373	—	—
Capital shares redeemed payable	790,909	107	268	561	8,967	836	1,480
Trustees and Chief Compliance Officer fees payable	477	—*	16	2	402	50	60
Overdraft due to custodian	24,970	137	80	—	6,981	—	4,671
Distribution and service fees payable	297	1	19	1	50	3	11
Shareholder servicing payable	4,938	11	40	35	1,815	141	310
Investment management fee payable	350	3	4	2	116	9	26
Accounting services fee payable	23	4	6	4	23	9	23
Written options at market value+	21,221	—	—	—	—	—	—
Other liabilities	2,650	66	16	16	467	27	72
Total Liabilities	1,310,795	6,932	449	621	57,302	2,638	13,305
Total Net Assets	$22,768,810	$111,372	$184,374	$89,672	$5,202,051	$352,303	$1,133,013
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$23,181,822	$ 98,566	$156,831	$88,049	$7,018,180	$370,445	$ 987,925
Undistributed (distributions in excess of) net investment income	135,057	(386)	148	(186)	(2,744)	1,293	(4,092)
Accumulated net realized gain (loss)	(5,219,760)	(1,327)	(1,936)	(16,230)	(2,655,214)	(96,702)	14,135
Net unrealized appreciation	4,671,691	14,519	29,331	18,039	841,829	77,267	135,045
Total Net Assets	$22,768,810	$111,372	$184,374	$89,672	$5,202,051	$352,303	$1,133,013

*Not shown due to rounding.

(In thousands, except per share amounts) (Continued)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
CAPITAL SHARES OUTSTANDING:							
Class A	342,978	6,086	5,196	5,697	138,381	11,811	14,692
Class B	26,169	234	456	296	9,942	402	950
Class C	353,550	1,570	2,834	1,275	55,154	622	6,749
Class E	1,575	10	7	10	334	48	151
Class I	237,949	1,487	204	359	61,680	304	4,299
Class R	1,911	50	N/A	N/A	3,245	39	767
Class Y	44,029	431	2,373	557	30,120	7,254	11,008
NET ASSET VALUE PER SHARE:							
Class A	$22.78	$11.29	$16.67	$11.00	$17.81	$17.21	$29.24
Class B	22.03	11.25	16.61	10.61	15.99	17.02	26.39
Class C	22.14	11.25	16.63	10.68	15.50	17.08	27.08
Class E	22.84	11.29	16.66	11.07	17.98	17.21	29.22
Class I	22.97	11.30	16.66	11.12	18.13	17.27	31.10
Class R	22.68	11.27	N/A	N/A	17.67	17.21	29.13
Class Y	22.83	11.29	16.67	11.05	18.01	17.21	30.44
+COST							
Investments in unaffiliated securities at cost	$14,802,607	$95,715	$152,857	$71,453	$4,085,471	$273,446	$984,752
Investments in affiliated securities at cost	1,082,778	—	—	—	220,086	—	—
Bullion at cost	2,075,912	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	22,933	—	—	—	—	—	346
Written options premiums received at cost	23,545	—	—	—	—	—	—

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(In thousands)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 266,676	$ 296	$ 953	$ 538	$ 37,898	$ 4,850	$ 4,437
Dividends from affiliated securities	5,957	—	—	—	—	—	—
Foreign dividend withholding tax	(23,300)	(16)	—	(11)	(2,815)	(20)	(243)
Interest and amortization from unaffiliated securities	2,713	7	1,071	3	472	12	306
Foreign interest withholding tax	—	—	—	—	(39)	—	—
Total Investment Income	252,046	287	2,024	530	35,516	4,842	4,500
EXPENSES							
Investment management fee	60,860	236	612	366	21,081	1,494	4,761
Distribution and service fees:							
Class A	10,522	38	103	76	3,125	238	530
Class B	2,744	6	35	15	807	33	121
Class C	37,934	33	212	66	4,367	50	899
Class E	41	—*	—*	—*	7	1	5
Class R	86	1	N/A	N/A	134	1	50
Class Y	1,221	3	48	7	688	148	415
Shareholder servicing:							
Class A	6,445	24	97	116	3,772	543	549
Class B	582	1	10	7	307	35	49
Class C	5,359	3	27	17	1,030	29	231
Class E	111	—*	—*	—*	32	5	20
Class I	3,257	6	2	3	867	4	114
Class R	35	—*	N/A	N/A	54	1	20
Class Y	804	2	30	5	464	89	264
Registration fees	426	58	48	53	128	60	90
Custodian fees	3,574	56	6	5	729	13	73
Trustees and Chief Compliance Officer fees	355	—*	2	1	63	2	16
Accounting services fee	136	17	36	24	136	53	136
Legal fees	108	—*	1	1	24	1	5
Audit fees	52	—*	13	13	31	22	19
Other	1,867	1	14	13	720	34	107
Total Expenses	136,519	485	1,296	788	38,566	2,856	8,474
Less:							
Expenses in excess of limit	(277)	(100)	—	(41)	(290)	(4)	(15)
Total Net Expenses	136,242	385	1,296	747	38,276	2,852	8,459
Net Investment Income (Loss)	115,804	(98)	728	(217)	(2,760)	1,990	(3,959)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(113,080)	(916)	3,936	50	(141,439)	13,486	7,550
Investments in affiliated securities	(871)	—	—	—	(15,113)	—	—
Futures contracts	(929,622)	(220)	—	—	(10,280)	—	—
Written options	(19,303)	—	—	—	—	—	1,195
Swap agreements	—	(10)	—	—	—	—	—
Forward foreign currency contracts	(89,738)	(181)	—	—	(15,451)	—	—
Foreign currency exchange transactions	(5,088)	(288)	—	—	(976)	—	44
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	1,280,990	14,504[2]	(4,270)	(1,016)	(11,917)	10,484	(15,831)
Investments in affiliated securities	257,563	—	—	—	(53,877)	—	—
Futures contracts	(78,953)	—	—	—	(5,780)	—	—
Written options	18,449	—	—	—	—	—	—
Forward foreign currency contracts	(157,310)	8	—	—	(14,563)	—	—
Foreign currency exchange transactions	118	7	—	—	62	—	9
Net Realized and Unrealized Gain (Loss)	163,155	12,904	(334)	(966)	(269,334)	23,970	(7,033)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 278,959	$12,806	$ 394	$(1,183)	$(272,094)	$25,960	$(10,992)

*Not shown due to rounding.

(1)For the period from May 3, 2010 (commencement of operations) through September 30, 2010.

(2)Net of India deferred taxes of $31.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund		Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Fiscal period ended 9-30-10 (Unaudited)[1]	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income (loss)	$ 115,804	$ 88,627	$ (98)	$ 728	$ 1,966
Net realized gain (loss) on investments	(1,157,702)	(252,005)	(1,615)	3,936	6,198
Net change in unrealized appreciation (depreciation)	1,320,857	3,047,545	14,519	(4,270)	34,153
Net Increase in Net Assets Resulting from Operations	278,959	2,884,167	12,806	394	42,317
Distributions to Shareholders From:					
Net investment income:					
Class A	—	(32,403)	—	(376)	(1,017)
Class B	—	—	—	(4)	(31)
Class C	—	—	—	(56)	(340)
Class E	—	(120)	—	(1)	(1)
Class I	—	(17,688)	—	(21)	(45)
Class R	—	(32)	—	N/A	N/A
Class Y	—	(4,250)	—	(192)	(520)
Net realized gains:					
Class A	—	—	—	—	—
Class B	—	—	—	—	—
Class C	—	—	—	—	—
Class E	—	—	—	—	—
Class I	—	—	—	—	—
Class R	—	—	—	N/A	N/A
Class Y	—	—	—	—	—
Total Distributions to Shareholders	—	(54,493)	—	(650)	(1,954)
Capital Share Transactions	386,170	7,681,502	98,566	13,150	(28,482)
Net Increase in Net Assets	665,129	10,511,176	111,372	12,894	11,881
Net Assets, Beginning of Period	22,103,681	11,592,505	—	171,480	159,599
Net Assets, End of Period	$22,768,810	$22,103,681	$111,372	$184,374	$171,480
Undistributed (distributions in excess of) net investment income	$135,057	$24,342	$(386)	$148	$70

(1)For the period from May 3, 2010 (commencement of operations) through September 30, 2010.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Energy Fund Six months ended 9-30-10 (Unaudited)	Ivy Energy Fund Fiscal year ended 3-31-10	Ivy Global Natural Resources Fund Six months ended 9-30-10 (Unaudited)	Ivy Global Natural Resources Fund Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (217)	$ (399)	$ (2,760)	$ (31,861)
Net realized gain (loss) on investments	50	1,774	(183,259)	(221,783)
Net change in unrealized appreciation (depreciation)	(1,016)	22,262	(86,075)	2,324,591
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,183)**	**23,637**	**(272,094)**	**2,070,947**
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Advisor Class	N/A	N/A	N/A	—
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Advisor Class	N/A	N/A	N/A	—
Total Distributions to Shareholders	**—**	**—**	**—**	**—**
Capital Share Transactions	4,225	20,308	(332,625)	905,651
Net Increase (Decrease) in Net Assets	3,042	43,945	(604,719)	2,976,598
Net Assets, Beginning of Period	86,630	42,685	5,806,770	2,830,172
Net Assets, End of Period	$89,672	$86,630	$5,202,051	$5,806,770
Undistributed (distributions in excess of) net investment income	$(186)	$30	$(2,744)	$992

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 1,990	$ 4,028	$ (3,959)	$ (3,243)
Net realized gain (loss) on investments	13,486	(42,687)	8,789	39,335
Net change in unrealized appreciation (depreciation)	10,484	190,748	(15,822)	235,688
Net Increase (Decrease) in Net Assets Resulting from Operations	25,960	152,089	(10,992)	271,780
Distributions to Shareholders From:				
Net investment income:				
Class A	(640)	(2,195)	—	—
Class B	—	(5)	—	—
Class C	(8)	(54)	—	—
Class E	(3)	(9)	—	—
Class I	(34)	(24)	—	—
Class R	(2)	(5)	—	—
Class Y	(671)	(1,873)	—	—
Net realized gains:				
Class A	—	—	—	(2,433)
Class B	—	—	—	—
Class C	—	—	—	(195)
Class E	—	—	—	(20)
Class I	—	—	—	(602)
Class R	—	—	—	(70)
Class Y	—	—	—	(2,014)
Total Distributions to Shareholders	(1,358)	(4,165)	—	(5,334)
Capital Share Transactions	18,942	(3,506)	3,445	296,034
Net Increase (Decrease) in Net Assets	43,544	144,418	(7,547)	562,480
Net Assets, Beginning of Period	308,759	164,341	1,140,560	578,080
Net Assets, End of Period	$352,303	$308,759	$1,133,013	$1,140,560
Undistributed (distributions in excess of) net investment income	$1,293	$662	$(4,092)	$(177)

See Accompanying Notes to Financial Statements.

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IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$22.42	$ 0.14(2)	$ 0.22(2)	$ 0.36	$ —	$ —	$ —
Fiscal year ended 3-31-2010	18.69	0.16(2)	3.66(2)	3.82	(0.09)	—	—
Fiscal year ended 3-31-2009	27.06	0.24(2)	(6.18)(2)	(5.94)	(0.04)	(2.38)	(0.01)
Fiscal year ended 3-31-2008	20.65	0.21(2)	6.61(2)	6.82	(0.21)	(0.20)	—
Fiscal year ended 3-31-2007	18.76	0.25(2)	1.81(2)	2.06	(0.02)	(0.15)	—
Fiscal year ended 3-31-2006	14.21	0.05	4.68	4.73	(0.04)	(0.14)	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	21.77	0.05(2)	0.21(2)	0.26	—	—	—
Fiscal year ended 3-31-2010	18.23	(0.01)(2)	3.55(2)	3.54	—	—	—
Fiscal year ended 3-31-2009	26.57	0.05(2)	(6.05)(2)	(6.00)	—	(2.33)	(0.01)
Fiscal year ended 3-31-2008	20.22	(0.02)(2)	6.50(2)	6.48	—	(0.13)	—
Fiscal year ended 3-31-2007	18.50	0.08	1.79	1.87	—	(0.15)	—
Fiscal year ended 3-31-2006	14.11	0.01	4.52	4.53	—*	(0.14)	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	21.87	0.06(2)	0.21(2)	0.27	—	—	—
Fiscal year ended 3-31-2010	18.30	0.01(2)	3.56(2)	3.57	—	—	—
Fiscal year ended 3-31-2009	26.64	0.06(2)	(6.05)(2)	(5.99)	—	(2.34)	(0.01)
Fiscal year ended 3-31-2008	20.27	(0.01)(2)	6.53(2)	6.52	—	(0.15)	—
Fiscal year ended 3-31-2007	18.54	0.07	1.81	1.88	—	(0.15)	—
Fiscal year ended 3-31-2006	14.12	0.01	4.56	4.57	(0.01)	(0.14)	—
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	22.47	0.14(2)	0.23(2)	0.37	—	—	—
Fiscal year ended 3-31-2010	18.74	0.17(2)	3.66(2)	3.83	(0.10)	—	—
Fiscal year ended 3-31-2009	27.05	0.24(2)	(6.19)(2)	(5.95)	—	(2.35)	(0.01)
Fiscal year ended 3-31-2008(5)	20.69	0.05(2)	6.57(2)	6.62	(0.11)	(0.15)	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	22.58	0.17(2)	0.22(2)	0.39	—	—	—
Fiscal year ended 3-31-2010	18.81	0.17(2)	3.73(2)	3.90	(0.13)	—	—
Fiscal year ended 3-31-2009	27.17	0.31(2)	(6.23)(2)	(5.92)	(0.05)	(2.38)	(0.01)
Fiscal year ended 3-31-2008(5)	20.71	0.34(2)	6.56(2)	6.90	(0.24)	(0.20)	—
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	22.35	0.10(2)	0.23(2)	0.33	—	—	—
Fiscal year ended 3-31-2010	18.65	0.03(2)	3.72(2)	3.75	(0.05)	—	—
Fiscal year ended 3-31-2009(7)	26.74	0.05	(5.73)	(5.68)	(0.02)	(2.38)	(0.01)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	22.46	0.15(2)	0.22(2)	0.37	—	—	—
Fiscal year ended 3-31-2010	18.72	0.21(2)	3.63(2)	3.84	(0.10)	—	—
Fiscal year ended 3-31-2009	27.08	0.24(2)	(6.18)(2)	(5.94)	(0.03)	(2.38)	(0.01)
Fiscal year ended 3-31-2008	20.67	0.18(2)	6.62(2)	6.80	(0.19)	(0.20)	—
Fiscal year ended 3-31-2007	18.78	0.26(2)	1.80(2)	2.06	(0.02)	(0.15)	—
Fiscal year ended 3-31-2006	14.22	0.05	4.69	4.74	(0.04)	(0.14)	—

**Not shown due to rounding.*
(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.
(6)For the fiscal year ended March 31, 2008.
(7)For the period from July 31, 2008 (commencement of operations of the class) through March 31, 2009.
(8)For the fiscal year ended March 31, 2009.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$ 22.78	1.61%[3]	$ 7,814	1.03%[4]	1.31%[4]	—%	—%	41%
Fiscal year ended 3-31-2010	(0.09)	22.42	20.46[3]	8,765	1.05	0.79	—	—	96
Fiscal year ended 3-31-2009	(2.43)	18.69	−21.41[3]	4,787	1.03	1.05	—	—	279
Fiscal year ended 3-31-2008	(0.41)	27.06	33.19[3]	5,379	1.00	0.70	—	—	57
Fiscal year ended 3-31-2007	(0.17)	20.65	11.04[3]	1,118	1.13	1.28	—	—	123
Fiscal year ended 3-31-2006	(0.18)	18.76	33.40[3]	269	1.28	0.69	—	—	53
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	22.03	1.20	577	1.84[4]	0.48[4]	—	—	41
Fiscal year ended 3-31-2010	—	21.77	19.42	550	1.88	−0.03	—	—	96
Fiscal year ended 3-31-2009	(2.34)	18.23	−22.04	330	1.87	0.22	—	—	279
Fiscal year ended 3-31-2008	(0.13)	26.57	32.07	330	1.83	−0.09	—	—	57
Fiscal year ended 3-31-2007	(0.15)	20.22	10.16	119	1.98	0.43	—	—	123
Fiscal year ended 3-31-2006	(0.14)	18.50	32.22	37	2.14	−0.13	—	—	53
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	22.14	1.24	7,828	1.76[4]	0.56[4]	—	—	41
Fiscal year ended 3-31-2010	—	21.87	19.51	7,733	1.80	0.05	—	—	96
Fiscal year ended 3-31-2009	(2.35)	18.30	−21.96	4,644	1.80	0.29	—	—	279
Fiscal year ended 3-31-2008	(0.15)	26.64	32.18	4,854	1.77	−0.07	—	—	57
Fiscal year ended 3-31-2007	(0.15)	20.27	10.19	1,153	1.90	0.52	—	—	123
Fiscal year ended 3-31-2006	(0.15)	18.54	32.45	250	2.01	−0.01	—	—	53
Class E Shares									
Six-month period ended 9-30-2010 (unaudited)	—	22.84	1.65[3]	36	1.00[4]	1.32[4]	1.56[4]	0.76[4]	41
Fiscal year ended 3-31-2010	(0.10)	22.47	20.45[3]	32	1.00	0.84	1.56	0.28	96
Fiscal year ended 3-31-2009	(2.36)	18.74	−21.44[3]	17	0.93	1.24	1.18	0.99	279
Fiscal year ended 3-31-2008[5]	(0.26)	27.05	32.15[3]	11	1.63[4]	−0.05[4]	—	—	57[6]
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	22.97	1.73	5,466	0.78[4]	1.54[4]	—	—	41
Fiscal year ended 3-31-2010	(0.13)	22.58	20.74	3,973	0.81	0.92	—	—	96
Fiscal year ended 3-31-2009	(2.44)	18.81	−21.20	360	0.79	1.35	—	—	279
Fiscal year ended 3-31-2008[5]	(0.44)	27.17	33.45	104	0.82[4]	0.84[4]	—	—	57[6]
Class R Shares									
Six-month period ended 9-30-2010 (unaudited)	—	22.68	1.48	43	1.32[4]	0.96[4]	—	—	41
Fiscal year ended 3-31-2010	(0.05)	22.35	20.12	28	1.33	0.20	—	—	96
Fiscal year ended 3-31-2009[7]	(2.41)	18.65	−20.65	1	1.99[4]	1.36[4]	—	—	279[8]
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	22.83	1.65	1,005	1.00[4]	1.34[4]	1.04[4]	1.30[4]	41
Fiscal year ended 3-31-2010	(0.10)	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96
Fiscal year ended 3-31-2009	(2.42)	18.72	−21.39	1,453	1.03	1.05	1.09	0.99	279
Fiscal year ended 3-31-2008	(0.39)	27.08	33.07	1,573	1.07	0.57	—	—	57
Fiscal year ended 3-31-2007	(0.17)	20.67	11.04	203	1.15	1.30	—	—	123
Fiscal year ended 3-31-2006	(0.18)	18.78	33.46	29	1.22	0.81	—	—	53

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY NEW OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	$10.00	$(0.01)[3]	$1.30[3]	$1.29	$ —	$ —	$ —
Class B Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	10.00	(0.05)[3]	1.30[3]	1.25	—	—	—
Class C Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	10.00	(0.08)[3]	1.33[3]	1.25	—	—	—
Class E Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	10.00	(0.01)[3]	1.30[3]	1.29	—	—	—
Class I Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	10.00	0.00[3]	1.30[3]	1.30	—	—	—
Class R Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	10.00	(0.03)[3]	1.30[3]	1.27	—	—	—
Class Y Shares							
Fiscal period ended 9-30-2010 (unaudited)[2]	10.00	0.08[3]	1.21[3]	1.29	—	—	—

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)For the period from May 3, 2010 (commencement of operations of the class) through September 30, 2010.

(3)Based on average weekly shares outstanding.

(4)Total return calculated without taking into account the sales load deducted on an initial purchase.

(5)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	$11.29	12.90%[4]	$69	1.50%[5]	−0.30%[5]	1.94%[5]	−0.74%[5]	20%
Class B Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	11.25	12.50	2	2.37[5]	−1.12[5]	2.65[5]	−1.40[5]	20
Class C Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	11.25	12.50	17	2.33[5]	−1.96[5]	2.62[5]	−2.25[5]	20
Class E Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	11.29	12.90[4]	—*	1.50[5]	−0.17[5]	1.84[5]	−0.51[5]	20
Class I Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	11.30	13.00	17	1.25[5]	−0.07[5]	1.69[5]	−0.51[5]	20
Class R Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	11.27	12.70	1	1.95[5]	−0.63[5]	2.23[5]	−0.91[5]	20
Class Y Shares								
Fiscal period ended 9-30-2010 (unaudited)[2]	11.29	12.90	5	1.50[5]	1.93[5]	1.93[5]	1.50[5]	20

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains
Class A Shares						
Six-month period ended 9-30-2010 (unaudited)	$ 16.73	$ 0.08[1]	$(0.07)[1]	$ 0.01	$(0.07)	$ —
Fiscal year ended 3-31-2010	13.01	0.21[1]	3.72[1]	3.93	(0.21)	—
Fiscal year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—
Fiscal year ended 3-31-2008	16.18	0.20	0.97	1.17	(0.20)	(0.51)
Fiscal year ended 3-31-2007	15.22	0.16	0.98	1.14	(0.18)	—
Fiscal year ended 3-31-2006	14.00	0.15	1.21	1.36	(0.14)	—
Class B Shares						
Six-month period ended 9-30-2010 (unaudited)	16.67	0.02[1]	(0.07)[1]	(0.05)	(0.01)	—
Fiscal year ended 3-31-2010	12.97	0.08[1]	3.71[1]	3.79	(0.09)	—
Fiscal year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—
Fiscal year ended 3-31-2008	16.14	0.04	0.97	1.01	(0.04)	(0.51)
Fiscal year ended 3-31-2007	15.18	0.01	0.98	0.99	(0.03)	—
Fiscal year ended 3-31-2006	13.98	0.00	1.21	1.21	(0.01)	—
Class C Shares						
Six-month period ended 9-30-2010 (unaudited)	16.69	0.03[1]	(0.07)[1]	(0.04)	(0.02)	—
Fiscal year ended 3-31-2010	12.98	0.12[1]	3.71[1]	3.83	(0.12)	—
Fiscal year ended 3-31-2009	16.61	0.07[1]	(3.64)[1]	(3.57)	(0.06)	—
Fiscal year ended 3-31-2008	16.15	0.07	0.97	1.04	(0.07)	(0.51)
Fiscal year ended 3-31-2007	15.20	0.04	0.97	1.01	(0.06)	—
Fiscal year ended 3-31-2006	13.98	0.03	1.20	1.23	(0.01)	—
Class E Shares[4]						
Six-month period ended 9-30-2010 (unaudited)	16.74	0.09[1]	(0.07)[1]	0.02	(0.10)	—
Fiscal year ended 3-31-2010	13.02	0.25[1]	3.72[1]	3.97	(0.25)	—
Fiscal year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—
Fiscal year ended 3-31-2008[5]	16.21	0.24	0.94	1.18	(0.23)	(0.51)
Class I Shares						
Six-month period ended 9-30-2010 (unaudited)	16.74	0.10[1]	(0.06)[1]	0.04	(0.12)	—
Fiscal year ended 3-31-2010	13.01	0.20[1]	3.80[1]	4.00	(0.27)	—
Fiscal year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—
Fiscal year ended 3-31-2008[5]	16.21	0.26	0.95	1.21	(0.26)	(0.51)
Class Y Shares						
Six-month period ended 9-30-2010 (unaudited)	16.73	0.09[1]	(0.07)[1]	0.02	(0.08)	—
Fiscal year ended 3-31-2010	13.01	0.24[1]	3.71[1]	3.95	(0.23)	—
Fiscal year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—
Fiscal year ended 3-31-2008	16.18	0.22	0.97	1.19	(0.22)	(0.51)
Fiscal year ended 3-31-2007	15.22	0.18	0.98	1.16	(0.20)	—
Fiscal year ended 3-31-2006	14.00	0.17	1.21	1.38	(0.16)	—

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$(0.07)	$ 16.67	0.09%[2]	$87	1.32%[3]	1.00%[3]	26%
Fiscal year ended 3-31-2010	(0.21)	16.73	30.35[2]	81	1.37	1.38	57
Fiscal year ended 3-31-2009	(0.16)	13.01	−20.98[2]	68	1.36	1.12	57
Fiscal year ended 3-31-2008	(0.71)	16.64	7.05[2]	63	1.38	1.16	9
Fiscal year ended 3-31-2007	(0.18)	16.18	7.53[2]	59	1.39	1.03	23
Fiscal year ended 3-31-2006	(0.14)	15.22	9.71[2]	57	1.42	1.00	49
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	(0.01)	16.61	−0.31	8	2.13[3]	0.19[3]	26
Fiscal year ended 3-31-2010	(0.09)	16.67	29.26	7	2.20	0.53	57
Fiscal year ended 3-31-2009	(0.03)	12.97	−21.73	4	2.28	0.22	57
Fiscal year ended 3-31-2008	(0.55)	16.60	6.08	3	2.30	0.24	9
Fiscal year ended 3-31-2007	(0.03)	16.14	6.49	3	2.39	0.03	23
Fiscal year ended 3-31-2006	(0.01)	15.18	8.62	2	2.41	0.01	49
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	(0.02)	16.63	−0.24	47	1.93[3]	0.39[3]	26
Fiscal year ended 3-31-2010	(0.12)	16.69	29.59	42	1.99	0.78	57
Fiscal year ended 3-31-2009	(0.06)	12.98	−21.53	49	1.96	0.49	57
Fiscal year ended 3-31-2008	(0.58)	16.61	6.27	4	2.11	0.42	9
Fiscal year ended 3-31-2007	(0.06)	16.15	6.67	3	2.16	0.27	23
Fiscal year ended 3-31-2006	(0.01)	15.20	8.80	2	2.25	0.21	49
Class E Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	(0.10)	16.66	0.16[2]	—*	1.11[3]	1.20[3]	26
Fiscal year ended 3-31-2010	(0.25)	16.74	30.66[2]	—*	1.12	1.62	57
Fiscal year ended 3-31-2009	(0.19)	13.02	−20.77[2]	—*	1.12	1.38	57
Fiscal year ended 3-31-2008[5]	(0.74)	16.65	7.11[2]	—*	1.15[3]	1.39[3]	9[6]
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	(0.12)	16.66	0.28	3	0.99[3]	1.33[3]	26
Fiscal year ended 3-31-2010	(0.27)	16.74	30.93	2	1.00	1.67	57
Fiscal year ended 3-31-2009	(0.21)	13.01	−20.72	—*	0.99	1.34	57
Fiscal year ended 3-31-2008[5]	(0.77)	16.65	7.25	—*	1.04[3]	1.51[3]	9[6]
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	(0.08)	16.67	0.14	40	1.23[3]	1.08[3]	26
Fiscal year ended 3-31-2010	(0.23)	16.73	30.51	40	1.24	1.52	57
Fiscal year ended 3-31-2009	(0.17)	13.01	−20.89	38	1.24	1.26	57
Fiscal year ended 3-31-2008	(0.73)	16.64	7.16	27	1.28	1.27	9
Fiscal year ended 3-31-2007	(0.20)	16.18	7.67	28	1.26	1.16	23
Fiscal year ended 3-31-2006	(0.16)	15.22	9.89	38	1.26	1.15	49

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$11.11	$(0.02)[2]	$(0.09)[2]	$(0.11)	$ —	$ —	$ —
Fiscal year ended 3-31-2010	7.27	(0.04)[2]	3.88[2]	3.84	—	—	—
Fiscal year ended 3-31-2009	13.67	(0.05)[2]	(6.35)[2]	(6.40)	—	—	—
Fiscal year ended 3-31-2008	10.35	(0.07)[2]	3.41[2]	3.34	—	(0.02)	(0.02)
Fiscal year ended 3-31-2007[5]	10.00	(0.09)	0.44	0.35	—	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	10.77	(0.07)[2]	(0.09)[2]	(0.16)	—	—	—
Fiscal year ended 3-31-2010	7.12	(0.14)[2]	3.79[2]	3.65	—	—	—
Fiscal year ended 3-31-2009	13.52	(0.16)[2]	(6.24)[2]	(6.40)	—	—	—
Fiscal year ended 3-31-2008	10.29	(0.16)[2]	3.39[2]	3.23	—	—	—
Fiscal year ended 3-31-2007[5]	10.00	(0.13)	0.42	0.29	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	10.82	(0.06)[2]	(0.08)[2]	(0.14)	—	—	—
Fiscal year ended 3-31-2010	7.14	(0.12)[2]	3.80[2]	3.68	—	—	—
Fiscal year ended 3-31-2009	13.55	(0.12)[2]	(6.29)[2]	(6.41)	—	—	—
Fiscal year ended 3-31-2008	10.30	(0.14)[2]	3.39[2]	3.25	—	—	—
Fiscal year ended 3-31-2007[5]	10.00	(0.14)	0.44	0.30	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2010 (unaudited)	11.16	(0.01)[2]	(0.08)[2]	(0.09)	—	—	—
Fiscal year ended 3-31-2010	7.29	(0.02)[2]	3.89[2]	3.87	—	—	—
Fiscal year ended 3-31-2009	13.69	(0.04)[2]	(6.36)[2]	(6.40)	—	—	—
Fiscal year ended 3-31-2008[7]	10.48	0.08[2]	3.19[2]	3.27	—	(0.06)	(0.06)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	11.21	0.00[2]	(0.09)[2]	(0.09)	—	—	—
Fiscal year ended 3-31-2010	7.32	(0.01)[2]	3.90[2]	3.89	—	—	—
Fiscal year ended 3-31-2009	13.72	(0.03)[2]	(6.37)[2]	(6.40)	—	—	—
Fiscal year ended 3-31-2008[7]	10.51	0.10[2]	3.19[2]	3.29	—	(0.08)	(0.08)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	11.16	(0.01)[2]	(0.10)[2]	(0.11)	—	—	—
Fiscal year ended 3-31-2010	7.30	(0.04)[2]	3.90[2]	3.86	—	—	—
Fiscal year ended 3-31-2009	13.73	(0.07)[2]	(6.36)[2]	(6.43)	—	—	—
Fiscal year ended 3-31-2008	10.38	(0.07)[2]	3.46[2]	3.39	—	(0.04)	(0.04)
Fiscal year ended 3-31-2007[5]	10.00	(0.08)	0.46	0.38	—	—	—

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

(5) For the period from April 3, 2006 (commencement of operations of the class) through March 31, 2007.

(6) Class is closed to investment.

(7) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(8) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$ 11.00	–0.99%[3]	$63	1.60%[4]	–0.37%[4]	1.74%[4]	–0.51%[4]	11%
Fiscal year ended 3-31-2010	11.11	52.82[3]	63	1.60	–0.42	1.79	–0.61	15
Fiscal year ended 3-31-2009	7.27	–46.82[3]	30	1.60	–0.47	1.91	–0.78	48
Fiscal year ended 3-31-2008	13.67	32.27[3]	27	1.66	–0.53	2.01	–0.88	35
Fiscal year ended 3-31-2007[5]	10.35	3.50[3]	5	2.74[4]	–1.30[4]	3.58[4]	–2.14[4]	11
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	10.61	–1.49	3	2.58[4]	–1.35[4]	—	—	11
Fiscal year ended 3-31-2010	10.77	51.26	3	2.60	–1.40	2.68	–1.48	15
Fiscal year ended 3-31-2009	7.12	–47.34	2	2.60	–1.48	2.78	–1.66	48
Fiscal year ended 3-31-2008	13.52	31.39	2	2.44	–1.26	2.79	–1.61	35
Fiscal year ended 3-31-2007[5]	10.29	2.90	1	3.13[4]	–1.64[4]	3.97[4]	–2.48[4]	11
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	10.68	–1.29	14	2.37[4]	–1.13[4]	—	—	11
Fiscal year ended 3-31-2010	10.82	51.54	13	2.38	–1.19	—	—	15
Fiscal year ended 3-31-2009	7.14	–47.31	9	2.50	–1.30	2.50	–1.30	48
Fiscal year ended 3-31-2008	13.55	31.55	3	2.28	–1.09	2.63	–1.44	35
Fiscal year ended 3-31-2007[5]	10.30	3.00	1	3.17[4]	–1.72[4]	4.01[4]	–2.56[4]	11
Class E Shares[6]								
Six-month period ended 9-30-2010 (unaudited)	11.07	–0.81[3]	—*	1.36[4]	–0.13[4]	—	—	11
Fiscal year ended 3-31-2010	11.16	53.09[3]	—*	1.39	–0.19	—	—	15
Fiscal year ended 3-31-2009	7.29	–46.75[3]	—*	1.46	–0.38	1.46	–0.38	48
Fiscal year ended 3-31-2008[7]	13.69	31.15[3]	—*	1.31[4]	–0.06[4]	1.66[4]	–0.41[4]	35[8]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	11.12	–0.80	4	1.25[4]	0.01[4]	—	—	11
Fiscal year ended 3-31-2010	11.21	53.14	2	1.24	–0.13	—	—	15
Fiscal year ended 3-31-2009	7.32	–46.65	—*	1.39	–0.27	1.39	–0.27	48
Fiscal year ended 3-31-2008[7]	13.72	31.26	—*	1.19[4]	0.05[4]	1.54[4]	–0.30[4]	35[8]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	11.05	–0.99	6	1.52[4]	–0.28[4]	—	—	11
Fiscal year ended 3-31-2010	11.16	52.88	5	1.52	–0.36	—	—	15
Fiscal year ended 3-31-2009	7.30	–46.83	2	1.60	–0.59	1.65	–0.64	48
Fiscal year ended 3-31-2008	13.73	32.67	5	1.55	–0.51	1.90	–0.86	35
Fiscal year ended 3-31-2007[5]	10.38	3.80	1	2.32[4]	–0.82[4]	3.16[4]	–1.66[4]	11

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$18.60	$(0.01)[2]	$ (0.78)[2]	$ (0.79)	$ —	$ —	$ —
Fiscal year ended 3-31-2010	11.08	(0.10)[2]	7.62[2]	7.52	—	—	—
Fiscal year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Fiscal year ended 3-31-2008	31.67	0.05[2]	8.54[2]	8.59	(0.52)	(3.21)	(3.73)
Fiscal year ended 3-31-2007	30.13	0.17[2]	4.40[2]	4.57	(0.16)	(2.87)	(3.03)
Fiscal year ended 3-31-2006	22.65	0.12	8.88	9.00	—	(1.52)	(1.52)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	16.77	(0.07)[2]	(0.71)[2]	(0.78)	—	—	—
Fiscal year ended 3-31-2010	10.08	(0.21)[2]	6.90[2]	6.69	—	—	—
Fiscal year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Fiscal year ended 3-31-2008	29.78	(0.23)[2]	8.00[2]	7.77	(0.07)	(3.21)	(3.28)
Fiscal year ended 3-31-2007	28.57	(0.05)	4.13	4.08	—	(2.87)	(2.87)
Fiscal year ended 3-31-2006	21.72	0.03	8.34	8.37	—	(1.52)	(1.52)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	16.25	(0.06)[2]	(0.69)[2]	(0.75)	—	—	—
Fiscal year ended 3-31-2010	9.75	(0.18)[2]	6.68[2]	6.50	—	—	—
Fiscal year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Fiscal year ended 3-31-2008	29.19	(0.20)[2]	7.86[2]	7.66	(0.17)	(3.21)	(3.38)
Fiscal year ended 3-31-2007	28.04	(0.03)	4.05	4.02	—	(2.87)	(2.87)
Fiscal year ended 3-31-2006	21.32	0.02	8.22	8.24	—	(1.52)	(1.52)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	18.76	0.01[2]	(0.79)[2]	(0.78)	—	—	—
Fiscal year ended 3-31-2010	11.16	(0.07)[2]	7.67[2]	7.60	—	—	—
Fiscal year ended 3-31-2009	36.41	(0.06)[2]	(20.98)[2]	(21.04)	—	(4.21)	(4.21)
Fiscal year ended 3-31-2008[5]	32.00	0.03	7.94	7.97	(0.35)	(3.21)	(3.56)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	18.90	0.03[2]	(0.80)[2]	(0.77)	—	—	—
Fiscal year ended 3-31-2010	11.22	(0.04)[2]	7.72[2]	7.68	—	—	—
Fiscal year ended 3-31-2009	36.74	0.03[2]	(21.19)[2]	(21.16)	(0.04)	(4.32)	(4.36)
Fiscal year ended 3-31-2008[5]	32.16	0.05[2]	8.51[2]	8.56	(0.77)	(3.21)	(3.98)
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	18.47	(0.02)[2]	(0.78)[2]	(0.80)	—	—	—
Fiscal year ended 3-31-2010	11.02	(0.12)[2]	7.57[2]	7.45	—	—	—
Fiscal year ended 3-31-2009	36.30	(0.05)[2]	(20.94)[2]	(20.99)	—	(4.29)	(4.29)
Fiscal year ended 3-31-2008	31.62	0.24	8.23	8.47	(0.58)	(3.21)	(3.79)
Fiscal year ended 3-31-2007	30.10	0.05[2]	4.44[2]	4.49	(0.10)	(2.87)	(2.97)
Fiscal year ended 3-31-2006[7]	26.11	0.06	3.93	3.99	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	18.79	0.01[2]	(0.79)[2]	(0.78)	—	—	—
Fiscal year ended 3-31-2010	11.17	(0.06)[2]	7.68[2]	7.62	—	—	—
Fiscal year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)
Fiscal year ended 3-31-2008	31.84	0.17	8.50	8.67	(0.68)	(3.21)	(3.89)
Fiscal year ended 3-31-2007	30.27	0.21[2]	4.43[2]	4.64	(0.20)	(2.87)	(3.07)
Fiscal year ended 3-31-2006	22.70	0.24[2]	8.85[2]	9.09	—	(1.52)	(1.52)

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$17.81	−4.25%[3]	$2,464	1.44%[4]	−0.07%[4]	—%	—%	47%
Fiscal year ended 3-31-2010	18.60	67.87[3]	2,822	1.45	−0.58	—	—	112
Fiscal year ended 3-31-2009	11.08	−56.82[3]	1,640	1.40	−0.03	—	—	191
Fiscal year ended 3-31-2008	36.53	26.65[3]	5,168	1.27	0.14	—	—	142
Fiscal year ended 3-31-2007	31.67	15.47[3]	3,360	1.31	0.57	—	—	106
Fiscal year ended 3-31-2006	30.13	40.76[3]	2,343	1.40	0.73	—	—	104
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	15.99	−4.65	159	2.27[4]	−0.90[4]	—	—	47
Fiscal year ended 3-31-2010	16.77	66.37	186	2.28	−1.39	—	—	112
Fiscal year ended 3-31-2009	10.08	−57.15	117	2.19	−0.83	—	—	191
Fiscal year ended 3-31-2008	34.27	25.64	345	2.07	−0.64	—	—	142
Fiscal year ended 3-31-2007	29.78	14.55	272	2.12	−0.24	—	—	106
Fiscal year ended 3-31-2006	28.57	39.59	223	2.23	−0.10	—	—	104
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	15.50	−4.62	855	2.12[4]	−0.75[4]	—	—	47
Fiscal year ended 3-31-2010	16.25	66.67	997	2.13	−1.26	—	—	112
Fiscal year ended 3-31-2009	9.75	−57.10	539	2.10	−0.74	—	—	191
Fiscal year ended 3-31-2008	33.47	25.72	1,749	1.99	−0.58	—	—	142
Fiscal year ended 3-31-2007	29.19	14.65	1,138	2.04	−0.16	—	—	106
Fiscal year ended 3-31-2006	28.04	39.72	801	2.15	−0.02	—	—	104
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	17.98	−4.16[3]	6	1.27[4]	0.09[4]	2.32[4]	−0.96[4]	47
Fiscal year ended 3-31-2010	18.76	68.10[3]	6	1.27	−0.40	2.55	−1.68	112
Fiscal year ended 3-31-2009	11.16	−56.83[3]	2	1.66	−0.29	2.68	−1.31	191
Fiscal year ended 3-31-2008[5]	36.41	24.42[3]	3	2.29[4]	−1.02[4]	—	—	142[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	18.13	−4.07	1,118	1.04[4]	0.32[4]	—	—	47
Fiscal year ended 3-31-2010	18.90	68.45	1,074	1.04	−0.21	—	—	112
Fiscal year ended 3-31-2009	11.22	−56.60	232	1.05	0.22	—	—	191
Fiscal year ended 3-31-2008[5]	36.74	26.14	71	1.00[4]	0.30[4]	—	—	142[6]
Class R Shares								
Six-month period ended 9-30-2010 (unaudited)	17.67	−4.33	57	1.57[4]	−0.21[4]	—	—	47
Fiscal year ended 3-31-2010	18.47	67.60	56	1.57	−0.71	—	—	112
Fiscal year ended 3-31-2009	11.02	−56.86	22	1.57	−0.22	—	—	191
Fiscal year ended 3-31-2008	36.30	26.31	25	1.55	−0.22	—	—	142
Fiscal year ended 3-31-2007	31.62	15.20	4	1.58	0.23	—	—	106
Fiscal year ended 3-31-2006[7]	30.10	15.28	—*	1.69[4]	0.82[4]	—	—	104[8]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	18.01	−4.15	543	1.20[4]	0.17[4]	1.30[4]	0.07[4]	47
Fiscal year ended 3-31-2010	18.79	68.22	667	1.20	−0.36	1.29	−0.45	112
Fiscal year ended 3-31-2009	11.17	−56.67	278	1.20	0.16	1.28	0.08	191
Fiscal year ended 3-31-2008	36.62	26.74	813	1.20	0.16	1.26	0.11	142
Fiscal year ended 3-31-2007	31.84	15.63	311	1.20	0.66	1.27	0.59	106
Fiscal year ended 3-31-2006	30.27	41.07	116	1.20	0.91	1.35	0.76	104

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(8)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$15.95	$ 0.09[2]	$ 1.23[2]	$ 1.32	$(0.06)	$ —	$(0.06)
Fiscal year ended 3-31-2010	8.31	0.19[2]	7.64[2]	7.83	(0.19)	—	(0.19)
Fiscal year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Fiscal year ended 3-31-2008	26.14	0.19	(4.87)	(4.68)	(0.15)	(1.97)	(2.12)
Fiscal year ended 3-31-2007	23.11	0.10	4.05	4.15	(0.15)	(0.97)	(1.12)
Fiscal year ended 3-31-2006	18.13	0.15	5.81	5.96	(0.18)	(0.80)	(0.98)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	15.82	(0.02)[2]	1.22[2]	1.20	—	—	—
Fiscal year ended 3-31-2010	8.24	0.03[2]	7.56[2]	7.59	(0.01)	—	(0.01)
Fiscal year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Fiscal year ended 3-31-2008	25.91	(0.08)	(4.79)	(4.87)	(0.01)	(1.88)	(1.89)
Fiscal year ended 3-31-2007	23.00	(0.09)	3.97	3.88	—	(0.97)	(0.97)
Fiscal year ended 3-31-2006	18.08	0.01	5.72	5.73	(0.01)	(0.80)	(0.81)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	15.86	0.02[2]	1.21[2]	1.23	(0.01)	—	(0.01)
Fiscal year ended 3-31-2010	8.26	0.09[2]	7.60[2]	7.69	(0.09)	—	(0.09)
Fiscal year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Fiscal year ended 3-31-2008	26.01	0.00	(4.85)	(4.85)	(0.02)	(1.92)	(1.94)
Fiscal year ended 3-31-2007	23.04	(0.06)	4.00	3.94	—	(0.97)	(0.97)
Fiscal year ended 3-31-2006	18.10	0.03	5.73	5.76	(0.02)	(0.80)	(0.82)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	15.96	0.10[2]	1.22[2]	1.32	(0.07)	—	(0.07)
Fiscal year ended 3-31-2010	8.32	0.19[2]	7.70[2]	7.89	(0.25)	—	(0.25)
Fiscal year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Fiscal year ended 3-31-2008[5]	26.37	(0.32)[2]	(4.78)[2]	(5.10)	(0.03)	(1.88)	(1.91)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	16.00	0.15[2]	1.23[2]	1.38	(0.11)	—	(0.11)
Fiscal year ended 3-31-2010	8.34	0.06[2]	7.90[2]	7.96	(0.30)	—	(0.30)
Fiscal year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Fiscal year ended 3-31-2008[5]	26.38	0.18[2]	(4.92)[2]	(4.74)	(0.24)	(1.97)	(2.21)
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	15.95	0.10[2]	1.23[2]	1.33	(0.07)	—	(0.07)
Fiscal year ended 3-31-2010	8.31	0.15[2]	7.73[2]	7.88	(0.24)	—	(0.24)
Fiscal year ended 3-31-2009	19.35	0.12[2]	(10.86)[2]	(10.74)	(0.29)	(0.01)	(0.30)
Fiscal year ended 3-31-2008	26.14	0.12	(4.81)	(4.69)	(0.13)	(1.97)	(2.10)
Fiscal year ended 3-31-2007	23.11	0.15	3.98	4.13	(0.13)	(0.97)	(1.10)
Fiscal year ended 3-31-2006[7]	20.55	(0.20)	2.79	2.59	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	15.95	0.12[2]	1.23[2]	1.35	(0.09)	—	(0.09)
Fiscal year ended 3-31-2010	8.31	0.26[2]	7.66[2]	7.92	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)
Fiscal year ended 3-31-2008	26.15	0.36	(4.99)	(4.63)	(0.20)	(1.97)	(2.17)
Fiscal year ended 3-31-2007	23.12	0.23	3.97	4.20	(0.20)	(0.97)	(1.17)
Fiscal year ended 3-31-2006	18.14	0.27	5.75	6.02	(0.24)	(0.80)	(1.04)

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$17.21	8.26%[3]	$203	1.84%[4]	1.07%[4]	—%	—%	36%
Fiscal year ended 3-31-2010	15.95	94.78[3]	178	2.09	1.51	—	—	72
Fiscal year ended 3-31-2009	8.31	–56.07[3]	100	1.93	1.41	—	—	42
Fiscal year ended 3-31-2008	19.34	–18.13[3]	253	1.67	0.70	—	—	27
Fiscal year ended 3-31-2007	26.14	18.09[3]	395	1.57	0.54	—	—	35
Fiscal year ended 3-31-2006	23.11	33.53[3]	256	1.64	0.91	—	—	35
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	17.02	7.59	7	3.10[4]	–0.19[4]	—	—	36
Fiscal year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Fiscal year ended 3-31-2009	8.24	–56.69	4	3.18	0.29	—	—	42
Fiscal year ended 3-31-2008	19.15	–18.98	13	2.71	–0.24	—	—	27
Fiscal year ended 3-31-2007	25.91	16.93	22	2.57	–0.42	—	—	35
Fiscal year ended 3-31-2006	23.00	32.19	15	2.66	0.01	—	—	35
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	17.08	7.78	11	2.61[4]	0.30[4]	—	—	36
Fiscal year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Fiscal year ended 3-31-2009	8.26	–56.47	5	2.79	0.57	—	—	42
Fiscal year ended 3-31-2008	19.22	–18.84	13	2.50	0.03	—	—	27
Fiscal year ended 3-31-2007	26.01	17.17	26	2.39	–0.28	—	—	35
Fiscal year ended 3-31-2006	23.04	32.38	17	2.46	0.15	—	—	35
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	17.21	8.28[3]	1	1.67[4]	1.24[4]	2.66[4]	0.25[4]	36
Fiscal year ended 3-31-2010	15.96	95.63[3]	1	1.67	1.57	3.45	–0.21	72
Fiscal year ended 3-31-2009	8.32	–56.07[3]	—*	2.12	1.01	3.33	–0.20	42
Fiscal year ended 3-31-2008[5]	19.36	–19.55[3]	—*	2.77[4]	–1.47[4]	—	—	27[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	17.27	8.67	5	1.16[4]	1.79[4]	—	—	36
Fiscal year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Fiscal year ended 3-31-2009	8.34	–55.70	1	1.16	2.13	—	—	42
Fiscal year ended 3-31-2008[5]	19.43	–18.17	1	1.17[4]	0.75[4]	—	—	27[6]
Class R Shares								
Six-month period ended 9-30-2010 (unaudited)	17.21	8.34	1	1.71[4]	1.23[4]	—	—	36
Fiscal year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Fiscal year ended 3-31-2009	8.31	–55.94	—*	1.70	1.04	—	—	42
Fiscal year ended 3-31-2008	19.35	–18.12	—*	1.68	0.26	—	—	27
Fiscal year ended 3-31-2007	26.14	17.98	—*	1.68	0.43	—	—	35
Fiscal year ended 3-31-2006[7]	23.11	12.59	—*	1.73[4]	–3.64[4]	—	—	35[8]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	17.21	8.50	125	1.40[4]	1.53[4]	—	—	36
Fiscal year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Fiscal year ended 3-31-2009	8.31	–55.78	54	1.39	1.77	—	—	42
Fiscal year ended 3-31-2008	19.35	–17.89	120	1.38	1.19	—	—	27
Fiscal year ended 3-31-2007	26.15	18.32	265	1.37	0.94	—	—	35
Fiscal year ended 3-31-2006	23.12	33.86	216	1.39	1.27	—	—	35

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.
(6)For the fiscal year ended March 31, 2008.
(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.
(8)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$29.35	$(0.09)[2]	$(0.02)[2]	$(0.11)	$ —	$ —	$ —
Fiscal year ended 3-31-2010	21.07	(0.07)[2]	8.52[2]	8.45	—	(0.17)	—
Fiscal year ended 3-31-2009	27.87	(0.10)	(5.54)	(5.64)	—	(1.15)	(0.01)
Fiscal year ended 3-31-2008	28.70	(0.17)	2.78	2.61	—	(3.44)	—
Fiscal year ended 3-31-2007	27.08	(0.23)	1.91	1.68	—	(0.06)	—
Fiscal year ended 3-31-2006	21.34	(0.30)	6.04	5.74	—	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	26.62	(0.20)[2]	(0.03)[2]	(0.23)	—	—	—
Fiscal year ended 3-31-2010	19.19	(0.31)[2]	7.74[2]	7.43	—	—	—
Fiscal year ended 3-31-2009	25.68	(0.29)	(5.13)	(5.42)	—	(1.07)	—*
Fiscal year ended 3-31-2008	26.66	(0.28)	2.42	2.14	—	(3.12)	—
Fiscal year ended 3-31-2007	25.42	(0.48)	1.78	1.30	—	(0.06)	—
Fiscal year ended 3-31-2006	20.24	(0.40)	5.58	5.18	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	27.29	(0.18)[2]	(0.03)[2]	(0.21)	—	—	—
Fiscal year ended 3-31-2010	19.65	(0.26)[2]	7.93[2]	7.67	—	(0.03)	—
Fiscal year ended 3-31-2009	26.21	(0.19)	(5.28)	(5.47)	—	(1.08)	(0.01)
Fiscal year ended 3-31-2008	27.14	(0.26)	2.50	2.24	—	(3.17)	—
Fiscal year ended 3-31-2007	25.84	(0.49)	1.85	1.36	—	(0.06)	—
Fiscal year ended 3-31-2006	20.53	(0.43)	5.74	5.31	—	—	—
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	29.33	(0.09)[2]	(0.02)[2]	(0.11)	—	—	—
Fiscal year ended 3-31-2010	21.05	(0.06)[2]	8.52[2]	8.46	—	(0.18)	—
Fiscal year ended 3-31-2009	27.76	(0.10)[2]	(5.56)[2]	(5.66)	—	(1.04)	(0.01)
Fiscal year ended 3-31-2008[5]	28.79	(0.44)[2]	2.69[2]	2.25	—	(3.28)	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	31.16	(0.04)[2]	(0.02)[2]	(0.06)	—	—	—
Fiscal year ended 3-31-2010	22.33	0.01[2]	9.05[2]	9.06	—	(0.23)	—
Fiscal year ended 3-31-2009	29.35	0.08[2]	(5.92)[2]	(5.84)	—	(1.17)	(0.01)
Fiscal year ended 3-31-2008[5]	29.71	0.02[2]	3.16[2]	3.18	—	(3.54)	—
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	29.27	(0.12)[2]	(0.02)[2]	(0.14)	—	—	—
Fiscal year ended 3-31-2010	21.02	(0.13)[2]	8.52[2]	8.39	—	(0.14)	—
Fiscal year ended 3-31-2009	27.81	(0.05)[2]	(5.60)[2]	(5.65)	—	(1.13)	(0.01)
Fiscal year ended 3-31-2008	28.64	(0.15)[2]	2.68[2]	2.53	—	(3.36)	—
Fiscal year ended 3-31-2007	27.07	(0.27)	1.90	1.63	—	(0.06)	—
Fiscal year ended 3-31-2006[7]	25.77	(0.09)	1.39	1.30	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	30.54	(0.08)[2]	(0.02)[2]	(0.10)	—	—	—
Fiscal year ended 3-31-2010	21.90	(0.04)[2]	8.87[2]	8.83	—	(0.19)	—
Fiscal year ended 3-31-2009	28.87	(0.10)	(5.71)	(5.81)	—	(1.15)	(0.01)
Fiscal year ended 3-31-2008	29.62	(0.09)[2]	2.81[2]	2.72	—	(3.47)	—
Fiscal year ended 3-31-2007	27.92	(0.22)	1.98	1.76	—	(0.06)	—
Fiscal year ended 3-31-2006	21.96	(0.27)	6.23	5.96	—	—	—

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$ 29.24	–0.37%[3]	$430	1.44%[4]	–0.64%[4]	—%	—%	18%
Fiscal year ended 3-31-2010	(0.17)	29.35	40.13[3]	437	1.50	–0.28	—	—	59
Fiscal year ended 3-31-2009	(1.16)	21.07	–19.86[3]	245	1.50	–0.21	—	—	46
Fiscal year ended 3-31-2008	(3.44)	27.87	8.27[3]	245	1.43	–0.39	—	—	96
Fiscal year ended 3-31-2007	(0.06)	28.70	6.22[3]	185	1.47	–0.88	—	—	81
Fiscal year ended 3-31-2006	—	27.08	26.90[3]	164	1.51	–1.02	—	—	112
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	26.39	–0.86	25	2.34[4]	–1.55[4]	—	—	18
Fiscal year ended 3-31-2010	—	26.62	38.72	24	2.51	–1.29	—	—	59
Fiscal year ended 3-31-2009	(1.07)	19.19	–20.71	15	2.56	–1.30	—	—	46
Fiscal year ended 3-31-2008	(3.12)	25.68	7.19	20	2.42	–1.39	—	—	96
Fiscal year ended 3-31-2007	(0.06)	26.66	5.13	19	2.51	–1.91	—	—	81
Fiscal year ended 3-31-2006	—	25.42	25.59	18	2.58	–2.10	—	—	112
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	27.08	–0.77	183	2.18[4]	–1.38[4]	—	—	18
Fiscal year ended 3-31-2010	(0.03)	27.29	39.05	183	2.28	–1.07	—	—	59
Fiscal year ended 3-31-2009	(1.09)	19.65	–20.51	98	2.30	–1.04	—	—	46
Fiscal year ended 3-31-2008	(3.17)	26.21	7.38	122	2.26	–1.23	—	—	96
Fiscal year ended 3-31-2007	(0.06)	27.14	5.32	109	2.33	–1.74	—	—	81
Fiscal year ended 3-31-2006	—	25.84	25.86	113	2.38	–1.90	—	—	112
Class E Shares									
Six-month period ended 9-30-2010 (unaudited)	—	29.22	–0.37[3]	4	1.43[4]	–0.63[4]	2.18[4]	–1.38[4]	18
Fiscal year ended 3-31-2010	(0.18)	29.33	40.21[3]	4	1.43	–0.24	2.56	–1.37	59
Fiscal year ended 3-31-2009	(1.05)	21.05	–20.05[3]	2	1.76	–0.43	2.69	–1.36	46
Fiscal year ended 3-31-2008[5]	(3.28)	27.76	6.98[3]	1	2.61[4]	–1.46[4]	—	—	96[6]
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	31.10	–0.19	134	1.08[4]	–0.29[4]	—	—	18
Fiscal year ended 3-31-2010	(0.23)	31.16	40.65	122	1.11	0.02	—	—	59
Fiscal year ended 3-31-2009	(1.18)	22.33	–19.50	19	1.07	0.34	—	—	46
Fiscal year ended 3-31-2008[5]	(3.54)	29.35	9.89	9	1.10[4]	0.05[4]	—	—	96[6]
Class R Shares									
Six-month period ended 9-30-2010 (unaudited)	—	29.13	–0.48	22	1.62[4]	–0.82[4]	—	—	18
Fiscal year ended 3-31-2010	(0.14)	29.27	39.95	19	1.64	–0.48	—	—	59
Fiscal year ended 3-31-2009	(1.14)	21.02	–19.95	6	1.62	–0.22	—	—	46
Fiscal year ended 3-31-2008	(3.36)	27.81	8.03	2	1.63	–0.50	—	—	96
Fiscal year ended 3-31-2007	(0.06)	28.64	6.03	—*	1.65	–1.08	—	—	81
Fiscal year ended 3-31-2006[7]	—	27.07	5.05	—*	1.68[4]	–1.29[4]	—	—	112[8]
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	30.44	–0.33	335	1.33[4]	–0.52[4]	—	—	18
Fiscal year ended 3-31-2010	(0.19)	30.54	40.36	352	1.35	–0.13	—	—	59
Fiscal year ended 3-31-2009	(1.16)	21.90	–19.74	193	1.33	–0.03	—	—	46
Fiscal year ended 3-31-2008	(3.47)	28.87	8.38	155	1.34	–0.28	—	—	96
Fiscal year ended 3-31-2007	(0.06)	29.62	6.32	78	1.35	–0.76	—	—	81
Fiscal year ended 3-31-2006	—	27.92	27.14	57	1.37	–0.88	—	—	112

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(8)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On April 1, 2010, each of the 33 series of Ivy Funds, a Delaware statutory trust (Trust), became the successor fund to corresponding series of a Maryland corporation and a Massachusetts business trust pursuant to a Plan of Reorganization and Termination that was approved by shareholders of each fund (each, a Reorganization and collectively, the Reorganizations). The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Asset Strategy New Opportunities Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a Fund) are series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B, Class C, Class I and Class Y shares. Certain Funds may offer Class E and/or Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are valued at the closing price by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Over-the-counter options are valued at the price provided by a dealer in that security. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At September 30, 2010, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments. These fees are recognized over the roll period and are included in "Interest and amortization" in the Statement of Operations.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal period ended September 30, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2006.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Asset Strategy Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Ivy Asset Strategy New Opportunities Fund	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Balanced Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Ivy Energy Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Global Natural Resources Fund	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Real Estate Securities Fund	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%
Ivy Science and Technology Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the fiscal period ended September 30, 2010.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds.

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Global Natural Resources Fund. Advantus Capital Management, Inc. serves as subadvisor to Ivy Real Estate Securities Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs associated with retaining the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $ 100 to $ 200	$ 48.4
From $ 200 to $ 350	$ 63.2
From $ 350 to $ 550	$ 82.5
From $ 550 to $ 750	$ 96.3
From $ 750 to $1,000	$121.6
From $1,000 and Over	$148.5

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940 (the Distribution and Service Plan), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the fiscal period ended September 30, 2010, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Asset Strategy Fund	$ 2,582	$ 42	$610	$758	$ —
Ivy Asset Strategy New Opportunities Fund	163	—	—	—*	—
Ivy Balanced Fund	91	—*	4	2	—
Ivy Energy Fund	59	—	1	2	—
Ivy Global Natural Resources Fund	1,170	8	158	99	—
Ivy Real Estate Securities Fund	195	—*	2	—*	—
Ivy Science and Technology Fund	221	—*	23	24	—

*Not shown due to rounding.

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal period ended September 30, 2010, the following amounts were paid by IFDI:

Ivy Asset Strategy Fund	$11,414
Ivy Asset Strategy New Opportunities Fund	221
Ivy Balanced Fund	155
Ivy Energy Fund	73
Ivy Global Natural Resources Fund	1,588
Ivy Real Estate Securities Fund	203
Ivy Science and Technology Fund	445

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the fiscal period ended September 30, 2010 are as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Waiver/ Reimbursement
Ivy Asset Strategy Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.00%	$ 92	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8–1–2008	7–31–2011	1.00%	$185	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Asset Strategy New Opportunities Fund							
	All Classes	Contractual	5–3–2010	7–31–2011	NA	$ 68[1]	Investment management fee and other common expenses
	Class A	Contractual	5–3–2010	7–31–2011	1.50%	$ 24	12b–1 Fees and/or Shareholder Servicing
	Class E	Contractual	5–3–2010	7–31–2011	1.50%	$ —*	12b–1 Fees and/or Shareholder Servicing
	Class I	Contractual	5–3–2010	7–31–2011	1.25%	$ 6	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	5–3–2010	7–31–2011	1.50%	$ 2	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Balanced Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA

*Not shown due to rounding.

(1)Due to Class A, Class E, Class I and/or Class Y contractual expense limits, investment management fee and/or other common expenses were waived for all share classes.

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Waiver/ Reimbursement
Ivy Energy Fund							
	Class A	Contractual	8–1–2008	7–31–2011	1.60%	$ 41	12b–1 Fees and/or Shareholder Servicing
	Class B	Contractual	8–1–2008	7–31–2011	2.60%	$ —	12b–1 Fees and/or Shareholder Servicing
	Class C	Contractual	8–1–2008	7–31–2011	2.60%	$ —	NA
	Class I	Contractual	8–1–2008	7–31–2010	1.60%	$ —	NA
	Class Y	Contractual	8–1–2008	7–31–2011	1.60%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Global Natural Resources Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class A	Voluntary	NA	NA	1.70%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Voluntary	NA	NA	2.40%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.27%	$ 29	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	1.20%	$261	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Real Estate Securities Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.67%	$ 4	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Science and Technology Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.43%	$ 15	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2010 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of September 30, 2010. The Schedule of Investments provides additional details on each Fund's portfolio holdings.

Fund	Level 1	Level 2	Level 3
Ivy Asset Strategy Fund			
Assets			
Investments in Securities			
Common Stocks	$16,659,899	$ 185,056	$ —
Preferred Stocks	1,305,346	—	—
Investment Funds	—	—	4,774
Warrants	—	312,944	—
Corporate Debt Securities	—	23,871	—
Put Options	79,538	13,042	—
United States Government Agency Obligations	—	9,815	—
Bullion	2,890,068	—	—
Short-Term Securities	—	1,388,414	—
Total Investments in Securities	$20,934,851	$1,933,142	$ 4,774
Forward Foreign Currency Contracts	$ —	$ 2,157	$ —
Futures Contracts	19,679	—	—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 102,961	$ —
Futures Contracts	160,856	—	—
Written Options	20,022	1,199	—
Ivy Asset Strategy New Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$ 98,224	$ 1,431	$ —
Short-Term Securities	—	10,594	—
Total Investments in Securities	$ 98,224	$ 12,025	$ —
Forward Foreign Currency Contracts	$ —	$ 163	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 155	$ —
Ivy Balanced Fund			
Assets			
Investments in Securities			
Common Stocks	$ 124,900	$ —	$ —
Corporate Debt Securities	—	39,010	—
Other Government Securities	—	1,262	—
United States Government Agency Obligations	—	2,534	—
United States Government Obligations	—	9,259	—
Short-Term Securities	—	5,223	—
Total Investments in Securities	$ 124,900	$ 57,288	$ —
Ivy Energy Fund			
Assets			
Investments in Securities			
Common Stocks	$ 87,848	$ —	$ —
Short-Term Securities	—	1,644	—
Total Investments in Securities	$ 87,848	$ 1,644	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Global Natural Resources Fund			
Assets			
Investments in Securities			
Common Stocks.	$ 4,800,530	$ —	$ 7,260
Preferred Stocks.	58,514	—	12,565
Call Options.	267,880	—	—
Corporate Debt Securities.	—	—	5,833
Short-Term Securities.	—	18,533	—
Total Investments in Securities	$ 5,126,924	$ 18,533	$25,658
Forward Foreign Currency Contracts.	$ —	$ 382	$ —
Liabilities			
Forward Foreign Currency Contracts.	$ —	$ 18,373	$ —
Futures Contracts.	5,780	—	—
Ivy Real Estate Securities Fund			
Assets			
Investments in Securities			
Common Stocks.	$ 329,953	$ —	$ —
Preferred Stocks.	1,662	—	—
Short-Term Securities.	—	19,098	—
Total Investments in Securities	$ 331,615	$ 19,098	$ —
Ivy Science and Technology Fund			
Assets			
Investments in Securities			
Common Stocks.	$ 1,096,827	$ —	$ —
Corporate Debt Securities.	—	22,969	—
Total Investments in Securities	$ 1,096,827	$ 22,969	$ —

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities	Put Options	Written Options
Ivy Asset Strategy Fund						
Beginning Balance 4–1–10	$ —	$ —	$5,181	$ —	$ 14,366	$ (18,854)
Net realized gain (loss).	—	—	—	—	65,309	(11,128)
Net unrealized appreciation (depreciation)	—	—	(407)	—	6,967	7,480
Purchases	—	—	—	—	12,061	—
Sales.	—	—	—	—	(98,703)	22,502
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period.	—	—	—	—	—	—
Ending Balance 9–30–10.	$ —	$ —	$4,774	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10.	$ —	$ —	$ (407)	$ —	$ —	$ —
Ivy Global Natural Resources Fund						
Beginning Balance 4–1–10	$7,260	$12,565	$ —	$ 8,428	$ —	$ —
Net realized gain (loss).	—	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	—	(2,595)	—	—
Purchases	—	—	—	—	—	—
Sales.	—	—	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	—	—
Transfers out of Level 3 during the period.	—	—	—	—	—	—
Ending Balance 9–30–10.	$7,260	$12,565	$ —	$ 5,833	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10.	$ —	$ —	$ —	$(2,595)	$ —	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended September 30, 2010, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Ivy Asset Strategy Fund.	$7,639,645	$8,679,839
Ivy Asset Strategy New Opportunities Fund	98,194	12,157
Ivy Balanced Fund	53,327	42,690
Ivy Energy Fund	17,653	9,175
Ivy Global Natural Resources Fund.	2,242,380	2,706,364
Ivy Real Estate Securities Fund	124,908	113,143
Ivy Science and Technology Fund.	226,243	191,159

Purchases of and proceeds from maturities and sales of U.S. Government securities were as follows:

	Purchases	Sales
Ivy Asset Strategy Fund.	$ —	$ 448
Ivy Balanced Fund	—	303

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at September 30, 2010 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation
Ivy Asset Strategy Fund.	$18,039,556	$4,991,407	$158,196	$4,833,211
Ivy Asset Strategy New Opportunities Fund	95,772	14,852	406	14,446
Ivy Balanced Fund	153,063	30,259	1,134	29,125
Ivy Energy Fund	74,913	16,355	1,776	14,579
Ivy Global Natural Resources Fund	4,609,371	722,672	160,928	561,744
Ivy Real Estate Securities Fund	286,238	67,068	2,593	64,475
Ivy Science and Technology Fund.	988,774	174,698	43,676	131,022

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2010 and the related net capital losses and post-October activity updated with information available through the date of this report were as follows:

	Ivy Asset Strategy Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
Net ordinary income.	$ 85,403	$ 1,976	$ —	$ —	$ 4,044	$ 21,014
Distributed ordinary income	54,493	1,954	—	—	4,165	5,334
Undistributed ordinary income	30,910	89	—	—	714	15,680
Realized long term capital gains	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—
Undistributed long term capital gains	—	—	—	—	—	—
Post-October losses deferred	4,599	—	—	14,246	5,124	4,280

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Asset Strategy Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
March 31, 2011	$ —	$ —	$ —	$ —	$ —	$414
March 31, 2017	2,298,790	606	2,508	483,760	6,148	—
March 31, 2018	1,651,528	5,244	9,795	1,574,489	83,379	—
Total carryover	$3,950,318	$5,850	$12,303	$2,058,249	$89,527	$414

6. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Six months ended 9–30–10		Fiscal year ended 3–31–10	
Ivy Asset Strategy Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	64,796	$ 1,416,486	214,470	$ 4,491,153
Class B	2,925	62,209	9,734	198,340
Class C	40,661	868,717	146,964	3,012,299
Class E	244	5,375	603	12,770
Class I	97,102	2,173,387	181,711	3,765,066
Class R	872	18,854	1,328	28,550
Class Y	10,961	239,918	39,474	799,701
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	1,318	29,144
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	5	120
Class I	—	—	323	7,182
Class R	—	—	1	23
Class Y	—	—	171	3,779
Shares redeemed:				
Class A	(112,851)	(2,466,106)	(80,888)	(1,699,858)
Class B	(2,036)	(42,839)	(2,563)	(52,224)
Class C	(40,755)	(857,033)	(47,162)	(968,982)
Class E	(82)	(1,773)	(92)	(1,968)
Class I	(35,119)	(755,874)	(25,186)	(542,652)
Class R	(211)	(4,540)	(145)	(3,094)
Class Y	(12,534)	(270,611)	(71,673)	(1,397,847)
Net increase	13,973	$ 386,170	368,393	$ 7,681,502

Ivy Asset Strategy New Opportunities Fund	Fiscal period ended 9–30–10	
	Shares	Value
Shares issued from sale of shares:		
Class A.	6,323	$63,170
Class B.	235	2,355
Class C.	1,606	16,088
Class E.	10	100
Class I.	1,527	15,233
Class R.	50	500
Class Y.	442	4,403
Shares issued in reinvestment of distributions to shareholders:		
Class A.	—	—
Class B.	—	—
Class C.	—	—
Class E.	—	—
Class I.	—	—
Class R.	—	—
Class Y.	—	—
Shares redeemed:		
Class A.	(237)	(2,370)
Class B.	(1)	(8)
Class C.	(36)	(372)
Class E.	—	—
Class I.	(40)	(414)
Class R.	—	—
Class Y.	(11)	(119)
Net increase.	9,868	$98,566

Ivy Balanced Fund	Six months ended 9–30–10		Fiscal year ended 3–31–10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,025	$16,692	1,173	$ 17,681
Class B.	106	1,714	146	2,204
Class C.	681	11,019	768	11,536
Class E.	—	—	—	—
Class I.	123	1,996	442	6,128
Class Y.	186	2,989	713	10,646
Shares issued in reinvestment of distributions to shareholders:				
Class A.	22	350	62	950
Class B.	—*	3	2	26
Class C.	2	34	13	193
Class E.	—*	—*	—*	1
Class I.	—*	7	—*	5
Class Y.	12	192	34	519
Shares redeemed:				
Class A.	(694)	(11,300)	(1,654)	(24,559)
Class B.	(41)	(653)	(92)	(1,382)
Class C.	(358)	(5,818)	(2,021)	(29,567)
Class E.	—	—	—	—
Class I.	(49)	(782)	(324)	(4,688)
Class Y.	(202)	(3,293)	(1,284)	(18,175)
Net increase (decrease)	813	$13,150	(2,022)	$(28,482)

*Not shown due to rounding.

Ivy Energy Fund	Six months ended 9–30–10		Fiscal year ended 3–31–10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	973	$10,296	3,046	$31,287
Class B.	29	300	81	805
Class C.	218	2,280	567	5,595
Class E.	—	—	—	—
Class I.	246	2,775	146	1,613
Class Y.	207	2,217	568	5,731
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class Y.	—	—	—	—
Shares redeemed:				
Class A.	(950)	(9,884)	(1,529)	(15,391)
Class B.	(25)	(251)	(58)	(576)
Class C.	(181)	(1,832)	(547)	(5,198)
Class E.	—	—	—	—
Class I.	(25)	(258)	(21)	(225)
Class Y.	(135)	(1,418)	(313)	(3,333)
Net increase.	357	$ 4,225	1,940	$20,308

Ivy Global Natural Resources Fund	Six months ended 9–30–10		Fiscal year ended 3–31–10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	15,155	$ 260,180	61,624	$ 999,713
Class B.	340	5,290	1,629	23,708
Class C.	3,733	56,459	18,926	270,539
Class E.	47	799	108	1,813
Class I.	25,610	429,751	54,828	927,446
Class R.	745	12,673	2,017	33,482
Class Y.	5,490	93,155	26,170	428,519
Advisor Class	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class R.	—	—	—	—
Class Y.	—	—	—	—
Advisor Class	—	—	—	—
Shares redeemed:				
Class A.	(28,502)	(476,259)	(57,710)	(947,609)
Class B.	(1,482)	(22,595)	(2,142)	(32,167)
Class C.	(9,920)	(145,089)	(12,778)	(186,615)
Class E.	(12)	(198)	(21)	(350)
Class I.	(20,752)	(348,289)	(18,696)	(323,724)
Class R.	(525)	(8,675)	(991)	(15,979)
Class Y.	(10,839)	(189,574)	(15,611)	(273,118)
Advisor Class	(13)	(253)	—*	(7)
Net increase (decrease)	(20,925)	$(332,625)	57,353	$ 905,651

*Not shown due to rounding.

Ivy Real Estate Securities Fund	Six months ended 9–30–10		Fiscal year ended 3–31–10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,081	$ 34,234	2,631	$ 32,989
Class B	40	666	51	627
Class C	92	1,514	135	1,672
Class E	9	144	13	169
Class I	100	1,656	308	4,383
Class R	16	263	14	184
Class Y	891	14,827	1,289	16,785
Shares issued in reinvestment of distributions to shareholders:				
Class A	38	626	164	2,144
Class B	—	—	—*	4
Class C	1	8	4	51
Class E	—*	3	1	9
Class I	2	33	2	22
Class R	—*	2	—*	5
Class Y	41	671	144	1,872
Shares redeemed:				
Class A	(1,493)	(24,438)	(3,611)	(44,794)
Class B	(57)	(917)	(146)	(1,792)
Class C	(63)	(1,032)	(182)	(2,206)
Class E	(2)	(27)	(3)	(38)
Class I	(43)	(698)	(132)	(1,744)
Class R	(6)	(93)	(4)	(52)
Class Y	(530)	(8,500)	(1,103)	(13,796)
Net increase (decrease)	1,117	$ 18,942	(425)	$ (3,506)

Ivy Science and Technology Fund	Six months ended 9–30–10		Fiscal year ended 3–31–10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,852	$ 81,816	8,782	$ 229,855
Class B	142	3,724	426	10,102
Class C	913	24,311	2,848	69,791
Class E	20	580	58	1,536
Class I	1,905	59,451	4,050	113,349
Class R	253	7,105	498	13,195
Class Y	2,123	63,248	6,734	181,267
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	81	2,252
Class B	—	—	—	—
Class C	—	—	6	163
Class E	—	—	1	20
Class I	—	—	13	398
Class R	—	—	2	65
Class Y	—	—	68	1,960
Shares redeemed:				
Class A	(3,050)	(85,286)	(5,584)	(148,705)
Class B	(104)	(2,648)	(313)	(7,615)
Class C	(860)	(22,447)	(1,168)	(28,679)
Class E	(5)	(132)	(8)	(222)
Class I	(1,511)	(44,580)	(1,016)	(29,559)
Class R	(124)	(3,511)	(143)	(3,831)
Class Y	(2,649)	(78,186)	(4,068)	(109,308)
Net increase (decrease)	(95)	$ 3,445	11,267	$ 296,034

*Not shown due to rounding.

7. DERIVATIVE INSTRUMENTS

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate gain on appreciated contracts.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	Unrealized appreciation on futures contracts* and Investments in unaffiliated securities**	$ 112,259	Unrealized depreciation on futures contracts* and written options at market value	$182,077
Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,157	Unrealized depreciation on forward foreign currency contracts	102,961
Total		$ 114,416		$285,038

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2010.

**Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities, written options and futures contracts/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, written options and futures contracts	$ (1,044,999)	$ (61,676)
Foreign currency	Net realized gain (loss) on investments in unaffiliated securities, written options and forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, written options and forward foreign currency contracts	(56,820)	(156,818)
Total		$ (1,101,819)	$(218,494)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding and market value outstanding for forward contracts and futures contracts, respectively, were as follows: short forward contracts – $3,604,192, long forward contracts – $3,588,942, short futures contracts – $5,831,154. Additionally, the Fund's average number of purchased option contracts and written option contracts outstanding was 151 and 25, respectively.

Ivy Asset Strategy New Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, managing the exposure to various foreign currencies, and gaining exposure to certain individual or baskets of securities that are not readily available for direct purchase. To achieve the objective of hedging market risk, the Fund utilized futures contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual or baskets of securities, the Fund utilized total return swaps.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$163	Unrealized depreciation on forward foreign currency contracts	$155

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on futures contracts and swap agreements	$ (230)	$ 0
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	(181)	8
Total		$ (411)	$ 8

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for forward contracts were as follows: short forward contracts – $2,172, long forward contracts – $2,104. Additionally, the Fund's average number of swap contracts outstanding was 145.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period were to hedge market risk on equity securities, increase exposure to specific sectors or companies, and manage exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	Investments in unaffiliated securities**	$ 267,880	Unrealized depreciation on futures contracts*	$ 5,780
Foreign currency	Unrealized appreciation on forward foreign currency contracts	382	Unrealized depreciation on forward foreign currency contracts	18,373
Total		$ 268,262		$ 24,153

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2010.

**Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and futures contracts/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and futures contracts	$ (97,666)	$(16,958)
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	(15,451)	(14,563)
Total		$(113,117)	$(31,521)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding and market value outstanding for forward contracts and futures contracts, respectively, were as follows: short forward contracts – $632,538, long forward contracts – $627,049, short futures contracts – $333,419. Additionally, the Fund's average number of purchased option contracts outstanding was 258.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund.

There were no open derivative instruments as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options	$4,555	$0

During the fiscal period ended September 30, 2010, the Fund's average number of purchased option contracts and written option contracts outstanding was 84 and 198, respectively.

8. COMMITMENTS

In connection with Ivy Asset Strategy Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $3,732 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000. At September 30, 2010, Ivy Asset Strategy Fund had made a total contribution of $7,268. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

9. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended September 30, 2010 follows:

	3–31–10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)	Distributions Received	9–30–10 Share Balance	9–30–10 Market Value
Ivy Asset Strategy Fund							
PMC-Sierra, Inc.[1]	21,261	$ —	$63,533	$(871)	$ —	13,361	$ 98,335
Starwood Hotels & Resorts Worldwide, Inc.	8,333	71,322	—	—	—	9,908	520,650
Vietnam Azalea Fund Limited[1]	1,100	—	—	—	—	1,100	4,774
Wynn Resorts, Limited	11,698	33,570	—	—	5,957	12,130	1,052,520
					$5,957		$1,676,279

(1)No dividends were paid during the preceding 12 months.

	3–31–10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9–30–10 Share Balance	9–30–10 Market Value
Ivy Global Natural Resources Fund							
Alpha Natural Resources, Inc.[1]	6,500	$19,057	$24,366	$ (4,753)	$ —	6,500	$267,474
Yingli Green Energy Holding Company Limited, ADR[1][2]	7,500	11,835	24,968	(10,360)	—	7,250	N/A
					$ —		$267,474

(1)No dividends were paid during the preceding 12 months.
(2)Company was no longer an affiliate at September 30, 2010.

10. WRITTEN OPTION ACTIVITY

For Ivy Asset Strategy Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	138	$ 37,747
Options written	—	—
Options terminated in closing purchase transactions	(138)	(37,747)
Options exercised	—	—
Options expired	—	—
Outstanding at September 30, 2010	—	$ —

For Ivy Asset Strategy Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	—	$ —
Options written	32	38,315
Options terminated in closing purchase transactions	—*	(14,567)
Options exercised	—	—
Options expired	(1)	(203)
Outstanding at September 30, 2010	31	$ 23,545

For Ivy Science and Technology Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	—	$ —
Options written	876	1,195
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired	(876)	(1,195)
Outstanding at September 30, 2010	—	$ —

*Not shown due to rounding.

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT
Ivy Funds

At a meeting of the Board of Trustees of Ivy Funds (the "Trust") held on August 24 and 25, 2010, the Trustees, including all of the Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund, Ivy Mortgage Securities Fund and Ivy Real Estate Securities Fund)
- Mackenzie Financial Corporation (with respect to Ivy Global Natural Resources Fund and Ivy Cundill Global Value Fund)
- Wall Street Associates (with respect to Ivy Micro Cap Growth Fund)

(each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at the August 24th and 25th Board meeting, after which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence request lists submitted on their behalf by counsel. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. The Board considered the benefits that accrue to each organization from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing, administrative and fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of an investment advisory agreement with IICO or any investment sub-advisory agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the Funds' asset sizes and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided. The Board focused particularly on, among other Funds, the Ivy Asset Strategy Fund, Ivy Bond Fund, Ivy Capital Appreciation Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Natural Resources Fund and Ivy Large Cap Growth Fund. In addition, the Board considered that IICO relatively recently had assumed the day-to-day portfolio management responsibilities for the Ivy European Opportunities Fund and the Ivy International Balanced Fund, replacing those Funds' subadvisers.

Specifically, the Board examined the investment performance of each Fund, including quartile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to separately managed accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to such separately managed accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During August of 2010, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed significant information in connection with considering the continuation of existing investment management agreements currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Services Company ("WRSCO"), and Waddell & Reed Investment Management Company (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("Assurance of Discontinuance"), the Disinterested Trustees of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO, an affiliate of Waddell, to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Ivy Funds, including performance
2. Management fees (including any components thereof) charged by other mutual fund companies for like services
3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services
4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit
5. Profit margins of IICO and its affiliates from supplying such services
6. Possible economies of scale as an Ivy Fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees.[1]

Summary Findings

The report stated that IICO delivered strong levels of performance and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the 36 months ended March 31, 2010, when compared to their respective peer groups established by Lipper, Inc. ("Lipper"), approximately 54% of the Ivy Funds were in the top quintile of performance and 62% of the Ivy Funds were in the top two quintiles of performance. For the one-, and five-year periods ended March 31, 2010, the report stated that 33% and 64% of the Ivy Funds were in the top two quintiles of performance, respectively. The independent fee consultant noted that the Ivy Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, ability to manage smaller AUM funds, ability to serve small account sizes and an effective trading infrastructure.

The report stated that for the 12 months ended March 31, 2010, the asset-weighted average expense ratios of the Ivy Funds were 2% below the mean expense ratios of comparable Lipper Expense Group peers and 16% below asset-weighted average expense ratios of funds in the Lipper Expense Universe. The management fees for the Ivy Funds on average were approximately 9% below the mean management fees for their Lipper Expense Groups and approximately 17% below the mean for their Lipper Expense Universe. The independent fee consultant noted that the Ivy Funds' small average account size introduces certain biases in the Lipper analyses that works against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The report also stated that the management fees IICO charges to the Ivy Funds are reasonable in relation to the management fees it charges to its other institutional accounts. The report noted that these institutional accounts have different service and infrastructure needs and in addition, based on industry data, the average spread between management fees charged to the Ivy Funds and those it charges to institutional accounts is below the average fee spreads observed at other investment advisers in industry surveys.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds does not appear to be unreasonable. The report noted that Waddell's overall profitability from managing the Ivy Funds and its other operations is below the mean profitability of other similarly-sized, publicly traded mutual fund managers, but appears sufficient to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

The independent fee consultant undertook an economy of pricing analysis that showed that Ivy Funds incur lower fees and expenses with increasing fund AUM which the independent fee consultant believes should benefit Ivy Fund investors as the Ivy Funds mature.

---

1. The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2010.

Conclusions

The independent fee consultant concluded that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds over the year ending August 31, 2010 are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Mortgage Securities Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

IVY FUNDS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.ivyfunds.com

Ivy Funds Distributor, Inc.

SEMIANN-IVYFUNDS (9-10)

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED

Semiannual Report

September 30, 2010

Ivy Funds

Ivy Bond Fund
Ivy Capital Appreciation Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy High Income Fund
Ivy International Balanced Fund
Ivy International Core Equity Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund
Ivy Limited-Term Bond Fund

Ivy Managed European/Pacific Fund
Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Mortgage Securities Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Pacific Opportunities Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund



IVY FUNDS®

PROVEN I FOCUSED I CONSTANT

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

In the six months since our last report to you, investors have witnessed a dramatic reversal in investor sentiment. When the period opened, stocks and bonds were rallying as many economic indicators pointed to continued recovery and increasing stability in the U.S. economy. Investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first-quarter 2010 corporate profits. Optimism abruptly changed, however, with the emergence of the European debt crisis, which created fears of a double-dip recession. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments and whether the eurozone would be able to move past political strife to gain monetary stability. That scenario, in conjunction with data reflecting slowing U.S. economic growth and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction. Investors dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows and fueling fears that the global economy could slip back into recession. The tide seemed to turn in September, however, traditionally a negative month for equities, with slightly stronger economic data and optimism that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a dramatic four-week rally that restored some optimism, as did an announcement from the National Bureau of Economic Research that the 'Great Recession,' the longest-lasting since the Great Depression, officially ended in June of 2009.

The economy grew at a 1.7 percent annual rate in the second calendar quarter of 2010, and preliminary estimates for third-quarter growth appear positive. The S&P 500 Index declined 2.4 percent during the six months ended September 30, 2010, while international securities, as represented by the MSCI EAFE Index, declined 1.5 percent. Fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, saw yields drop significantly.

Numerous imponderables remain, including persistent high unemployment and a housing sector that continues to struggle, particularly so after government stimulus was removed. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, and companies are reporting more robust

activity. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, appears to be picking up.

Economic Snapshot

	9/30/10	3/31/10
S&P 500 Index	1141.20	1169.43
MSCI EAFE Index	1561.01	1584.27
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.33%	3.26%
U.S. unemployment rate	9.6%	9.7%
30-year fixed mortgage rate	4.35%	4.99%
Oil price per barrel	$79.97	$83.76

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Ivy Funds, and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Bonds	**97.3%**
Corporate Debt Securities	48.0%
United States Government and Government Agency Obligations	47.6%
Other Government Securities	1.7%
Cash and Cash Equivalents and Equities	**2.7%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	35/137	26
3 Year	101/130	78
5 Year	102/122	83
10 Year	48/61	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Quality Weightings

Investment Grade	**89.0%**
AAA	57.6%
AA	4.7%
A	9.8%
BBB	16.9%
Non-Investment Grade	**8.3%**
BB	5.9%
B	1.7%
CCC	0.1%
Below CCC	0.1%
Non-rated	0.5%
Cash and Cash Equivalents and Equities	**2.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each Fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2010.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,062.80	1.13%	$ 5.88
Class B	$1,000	$1,057.20	2.19%	$11.31
Class C	$1,000	$1,059.00	1.84%	$ 9.47
Class E	$1,000	$1,062.40	1.21%	$ 6.29
Class I	$1,000	$1,064.50	0.82%	$ 4.23
Class Y	$1,000	$1,063.30	1.05%	$ 5.47
Based on 5% Return[2]				
Class A	$1,000	$1,019.40	1.13%	$ 5.76
Class B	$1,000	$1,014.10	2.19%	$11.08
Class C	$1,000	$1,015.82	1.84%	$ 9.27
Class E	$1,000	$1,019.00	1.21%	$ 6.16
Class I	$1,000	$1,020.98	0.82%	$ 4.14
Class Y	$1,000	$1,019.79	1.05%	$ 5.35

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

PREFERRED STOCKS	Shares	Value
Diversified REITs – 0.1%		
PS Business Parks, Inc., 7.0% Cumulative (A)	11	$ 264
Specialized REITs – 0.0%		
Public Storage, Inc., 6.25% Cumulative (A)	2	55
TOTAL PREFERRED STOCKS – 0.1%		$ 319
(Cost: $315)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.9%		
L–3 Communications Corporation, 5.875%, 1–15–15	$ 2,475	2,531
Agricultural Products – 0.3%		
Corn Products International, Inc., 3.200%, 11–1–15	805	821
Airlines – 1.2%		
Continental Airlines 2001–1 A–1, 8.048%, 11–1–20	1,104	1,192
Continental Airlines Pass Through Certificates, Series 2009–2, 7.250%, 11–10–19	760	828
United Air Lines, Inc., 10.400%, 11–1–16	1,111	1,239
		3,259
Application Software – 0.5%		
Intuit Inc., 5.750%, 3–15–17	1,280	1,451
Asset-Backed Security – 4.6%		
Associates Manufactured Housing Contract Pass-Through Certificates, 7.725%, 6–15–28 (B)	11	11
Capital Auto Receivables Asset Trust 2007–1, 6.570%, 9–16–13 (C)	625	646
Capital Auto Receivables Asset Trust 2007–3, 8.000%, 3–17–14 (C)	480	515
CarMax Auto Owner Trust 2007–3, 7.580%, 3–17–14	380	403
Chrysler Financial Auto Securitization Trust 2010-A, 1.650%, 11–8–13	1,740	1,758
CountryPlace Manufactured Housing Contract Trust 2005–1, 5.200%, 12–15–35 (B)(C)	300	251
Ford Credit Auto Lease Trust, Series 2010-A, Class A–2, 1.040%, 3–15–13 (D)	1,406	1,407
Ford Credit Auto Owner Trust 2007-A, 7.050%, 12–15–13 (C)	175	185
Ford Credit Auto Owner Trust 2009-B A3, 2.790%, 8–15–13	350	356
GE Capital Credit Card Master Note Trust, Series 2009–2, 3.690%, 7–15–15	870	912
GE Capital Credit Card Master Note Trust, Series 2009–3, 2.540%, 9–15–14	485	494
GE Capital Credit Card Master Note Trust, Series 2010–2 Class A, 4.700%, 3–15–20	830	913

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Asset-Backed Security (Continued)		
Green Tree Financial Corporation, 6.400%, 10–15–18	$ 65	$ 66
Honda Auto Receivables 2010–1 Owner Trust, 0.620%, 2–21–12	2,485	2,486
HSBC Credit Card Master Note Trust (USA) I, Series 2007–2 Class A, 0.807%, 7–15–13 (B)	1,000	1,000
JPMorgan Auto Receivables Trust 2007-A, 7.090%, 2–15–14 (C)	148	148
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	100	108
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (B)	1,016	1,039
Origen Manufactured Housing Contract Trust 2005-A:		
4.490%, 5–15–18	21	21
5.860%, 6–15–36 (B)	108	113
Origen Manufactured Housing Contract Trust 2005-B, 5.605%, 5–15–22	100	104
		12,936
Biotechnology – 0.3%		
Genzyme Corporation, 3.625%, 6–15–15 (D)	900	955
Broadcasting – 0.4%		
NBC Universal, Inc., 4.375%, 4–1–21 (D)	1,165	1,179
Cable & Satellite – 0.5%		
Cox Communications, Inc., 7.125%, 10–1–12	450	498
Time Warner Cable Inc., 7.500%, 4–1–14	605	714
		1,212
CMBS Other – 6.7%		
Bear Stearns Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 2004-TOP16 Class A–4, 4.320%, 2–13–46	682	690
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B)	1,598	1,756
Carey Commercial Mortgage Trust Series 2002–1, 5.970%, 9–20–19 (D)	244	248
Commerical Mortgage Asset Trust, 6.975%, 1–17–32	2,000	2,184
Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-C2, 4.691%, 4–15–37	5,495	5,592
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, 5.506%, 11–11–38 (C)	421	191
Hometown Commercial Trust 2007–1, Commercial Mortgage-Backed Notes, Series 2007–1, 6.057%, 6–11–39 (C)	405	108
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-LDP2, 4.625%, 3–15–46	363	369

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
CMBS Other (Continued)		
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
2.001%, 12–5–27 (B)(C)	$ 6,187	$ 872
7.694%, 12–5–27 (B)(D)	1,500	1,732
LB-UBS Commercial Mortgage Trust 2003-C7,		
5.264%, 7–15–37 (B)(D)	1,000	929
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.880%, 11–28–35 (B)(C)	105	25
5.880%, 11–28–35 (B)(C)	155	9
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4 (Interest Only),		
1.150%, 11–28–35 (B)(C)(E)	1,815	25
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6,		
6.000%, 3–15–30 (D)	500	508
OBP Depositor LLC Trust, Commercial Mortgage Pass-Through Certificates, Ser 2010-OBP,		
4.646%, 7–15–45 (D)	1,255	1,357
TIAA Seasoned Commercial Mortgage Trust 2007-C4,		
5.640%, 8–15–39 (B)	959	984
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO,		
5.280%, 9–13–28 (D)	1,200	1,234
		18,813
Communications Equipment – 0.2%		
Cisco Systems, Inc.,		
5.500%, 1–15–40	480	528
Consumer Finance – 0.9%		
American Express Bank, FSB (Federal Deposit Insurance Corporation),		
3.150%, 12–9–11 (F)	250	258
Discover Financial Services,		
6.450%, 6–12–17	660	710
Ford Motor Credit Company LLC,		
5.625%, 9–15–15	1,500	1,543
		2,511
Data Processing & Outsourced Services – 0.6%		
Fiserv, Inc.,		
3.125%, 10–1–15	1,675	1,701
Diversified Banks – 0.3%		
Sovereign Bank (Federal Deposit Insurance Corporation),		
2.750%, 1–17–12 (F)	705	726
Diversified REITs – 0.5%		
Allied Capital Corporation,		
6.625%, 7–15–11	685	698
DEXUS Property Group,		
7.125%, 10–15–14 (C)	720	793
		1,491

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities – 0.7%		
Columbus Southern Power Company,		
0.692%, 3–16–12 (B)	$ 240	$ 241
Southwestern Electric Power Company,		
5.550%, 1–15–17	1,645	1,802
		2,043
Fertilizers & Agricultural Chemicals – 0.8%		
Mosaic Company (The),		
7.625%, 12–1–16 (D)	2,000	2,169
Food Distributors – 0.3%		
Cargill, Inc.,		
5.200%, 1–22–13 (D)	725	786
Gas Utilities – 0.2%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
9.125%, 10–1–17	500	542
Gold – 0.7%		
Gold Fields Orogen Holding Limited,		
4.875%, 10–7–20 (C)	2,000	1,986
Health Care Equipment – 0.2%		
Boston Scientific Corporation,		
5.450%, 6–15–14	650	690
Health Care Services – 0.6%		
Laboratory Corporation of America Holdings,		
5.500%, 2–1–13	215	232
Medco Health Solutions, Inc.,		
7.125%, 3–15–18	1,030	1,265
		1,497
Independent Power Producers & Energy Traders – 0.6%		
NRG Energy, Inc.:		
8.500%, 6–15–19	500	527
8.250%, 9–1–20 (D)	1,000	1,031
		1,558
Industrial Conglomerates – 1.1%		
General Electric Capital Corporation (Federal Deposit Insurance Corporation):		
1.625%, 1–7–11 (F)	1,415	1,421
3.000%, 12–9–11 (F)	305	314
Tyco International Finance S.A.:		
4.125%, 10–15–14	305	332
8.500%, 1–15–19	845	1,120
		3,187
Insurance Brokers – 0.5%		
Aon Corporation,		
3.500%, 9–30–15	1,350	1,376
Integrated Oil & Gas – 1.4%		
Shell International Finance B.V.,		
3.100%, 6–28–15	1,970	2,075
Total Capital,		
4.450%, 6–24–20	1,635	1,789
		3,864

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 2.1%		
Frontier Communications Corporation:		
7.875%, 4–15–15	$ 1,305	$ 1,409
8.250%, 4–15–17	260	284
Qwest Communications International Inc.,		
7.125%, 4–1–18 (D)	1,000	1,050
Verizon Wireless Capital LLC,		
5.550%, 2–1–14	1,375	1,556
Windstream Corp.,		
7.750%, 10–15–20 (D)	1,500	1,511
		5,810
Investment Banking & Brokerage – 2.9%		
Goldman Sachs Group, Inc. (The):		
5.150%, 1–15–14	485	527
6.150%, 4–1–18	1,015	1,126
Merrill Lynch & Co., Inc.,		
6.400%, 8–28–17	1,650	1,805
Morgan Stanley:		
6.000%, 5–13–14	1,255	1,378
6.250%, 8–28–17	1,100	1,203
5.500%, 7–24–20	880	907
Morgan Stanley (Federal Deposit		
Insurance Corporation),		
2.900%, 12–1–10 (F)	1,150	1,155
		8,101
Life & Health Insurance – 2.0%		
StanCorp Financial Group, Inc.:		
6.875%, 10–1–12	450	481
6.900%, 6–1–67	300	274
Symetra Financial Corporation:		
6.125%, 4–1–16 (C)	1,150	1,190
8.300%, 10–15–37 (C)	885	789
Unum Group:		
7.125%, 9–30–16	2,000	2,308
5.625%, 9–15–20	500	514
		5,556
Life Sciences Tools & Services – 0.4%		
Bio-Rad Laboratories, Inc.,		
6.125%, 12–15–14	1,190	1,214
Metal & Glass Containers – 0.4%		
Ball Corporation:		
7.125%, 9–1–16	455	491
7.375%, 9–1–19	500	544
		1,035
Multi-Utilities – 0.4%		
CMS Energy Corporation,		
4.250%, 9–30–15	1,000	1,009
Oil & Gas Equipment & Services – 0.2%		
Smith International, Inc.,		
8.625%, 3–15–14	500	609
Oil & Gas Exploration & Production – 0.6%		
QEP Resources, Inc.,		
6.875%, 3–1–21	1,500	1,624

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing – 1.2%		
NuStar Logistics, L.P.,		
7.650%, 4–15–18	$ 2,000	$ 2,427
Whiting Petroleum Corporation,		
6.500%, 10–1–18	1,000	1,023
		3,450
Oil & Gas Storage & Transportation – 1.7%		
El Paso Corporation,		
7.250%, 6–1–18	465	501
El Paso Pipeline Partners Operating		
Company, L.L.C.,		
6.500%, 4–1–20	1,275	1,376
Kinder Morgan Energy Partners, L.P.,		
9.000%, 2–1–19	615	801
Sunoco Logistics Partners Operations L.P.,		
6.850%, 2–15–40	1,265	1,383
Williams Partners L.P.,		
7.250%, 2–1–17	770	917
		4,978
Other Diversified Financial Services – 1.4%		
Bank of America Corporation,		
7.375%, 5–15–14	540	621
Citigroup Inc.:		
6.500%, 8–19–13	375	414
6.010%, 1–15–15	1,080	1,188
4.750%, 5–19–15	1,540	1,621
		3,844
Other Mortgage-Backed Securities – 3.3%		
Asset Securitization Corporation,		
7.674%, 2–14–43 (B)	170	181
Asset Securitization Corporation (Interest Only),		
1.458%, 10–13–26 (B)(D)(E)	652	7
Banc of America Alternative Loan Trust 2005–10:		
5.663%, 11–25–35 (B)	260	33
5.667%, 11–25–35 (B)	127	10
Banc of America Alternative Loan Trust 2005–12,		
5.790%, 1–25–36 (B)	274	25
Banc of America Alternative Loan Trust 2006–8,		
6.245%, 11–25–46 (B)	8	—*
Banc of America Mortgage 2007–1 Trust,		
6.000%, 3–25–37	162	13
BlackRock Capital Finance,		
7.750%, 9–25–26 (D)	83	17
C-Bass 2006-CB2 Trust,		
5.860%, 12–25–36	530	262
C-Bass 2006-MH1 Trust:		
6.240%, 10–25–36 (B)(D)	90	91
6.250%, 10–25–36 (B)(D)	170	175
CD 2006-CD2 Mortgage Trust,		
5.805%, 1–15–46 (B)(C)	710	697
Cendant Mortgage Corporation and Bishop's		
Gate Residential Mortgage Trust,		
6.250%, 6–25–32 (C)	56	33
CHL Mortgage Pass-Through Trust 2004-J4,		
5.250%, 5–25–34	595	374
Citibank Omni Master Trust Class 2009-A17,		
4.900%, 11–15–18 (D)	1,160	1,254
CitiMortgage Alternative Loan Trust,		
Series 2007-A7,		
6.250%, 7–25–37	364	59

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Conseco Finance Securitizations Corp. Series 2002–1,		
6.681%, 12–1–33 (B)	$ 485	$ 513
CWHEQ Home Equity Loan Trust, Series 2006-S6,		
5.962%, 3–25–34 (B)	156	56
CWHEQ Home Equity Loan Trust, Series 2007-S2,		
5.934%, 5–25–37 (B)	420	203
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.137%, 10–25–33 (B)	74	33
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	146	112
5.401%, 4–25–32 (B)	216	94
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (C).	214	167
5.250%, 11–25–32 (C).	184	147
GMACM Home Equity Loan Trust 2006-HE3,		
6.088%, 10–25–36 (B).	390	220
GMACM Home Equity Loan Trust 2007-HE1,		
5.952%, 8–25–37 (B)	570	296
Harley-Davidson Motorcycle Trust 2009–4,		
1.160%, 10–15–12	418	419
Morgan Stanley Capital I Trust 2004-TOP15,		
5.030%, 6–13–41	1,000	1,042
Morgan Stanley Capital I Trust 2007-HQ12,		
5.812%, 4–12–49 (B).	1,135	1,145
National Collegiate Trust 1997-S2 (The),		
7.240%, 9–20–14	34	15
RALI Series 2003-QS10 Trust,		
5.750%, 5–25–33	203	151
RASC Series 2003-KS10 Trust,		
6.410%, 12–25–33	68	15
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C,		
1.657%, 9–10–35 (B)(C).	726	510
TimberStar Trust I,		
6.208%, 10–15–36 (D).	560	586
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.250%, 8–25–33 (D).	212	103
		9,058
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional,		
7.916%, 7–25–09 (C)	7	—*
Mellon Residential Funding,		
6.750%, 6–25–28	12	12
		12
Pharmaceuticals – 0.7%		
Pfizer Inc.,		
2.242%, 3–15–11 (B)	500	504
Valeant Pharmaceuticals International,		
6.750%, 10–1–17 (D).	1,100	1,122
		1,626
Property & Casualty Insurance – 0.8%		
Fund American Companies, Inc.,		
5.875%, 5–15–13	560	588
Liberty Mutual Group, Inc.,		
7.300%, 6–15–14 (D).	1,000	1,105
Liberty Mutual Holding Company Inc.,		
7.800%, 3–15–37 (C).	360	340

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Property & Casualty Insurance (Continued)		
XL Capital Finance (Europe) plc,		
6.500%, 1–15–12	$ 180	$ 188
		2,221
Railroads – 0.4%		
BNSF Funding Trust I,		
6.613%, 12–15–55	975	980
Residential REITs – 0.4%		
BRE Properties, Inc.,		
5.200%, 3–15–21	1,115	1,135
Retail REITs – 0.4%		
Westfield Capital Corporation Limited, WT Finance (Aust) Pty Limited and WEA Finance LLC,		
4.375%, 11–15–10 (D)	335	336
Westfield Group,		
7.500%, 6–2–14 (D)	600	699
		1,035
Specialized Finance – 0.5%		
International Lease Finance Corporation,		
6.500%, 9–1–14 (D)	1,300	1,394
Specialized REITs – 1.1%		
Health Care REIT, Inc.,		
4.700%, 9–15–17	1,595	1,611
Healthcare Realty Trust Incorporated,		
5.125%, 4–1–14	824	873
Nationwide Health Properties, Inc.,		
6.250%, 2–1–13	600	651
		3,135
Systems Software – 0.7%		
Oracle Corporation,		
5.375%, 7–15–40 (D)	1,710	1,838
Tobacco – 1.1%		
Altria Group, Inc.,		
9.700%, 11–10–18	1,700	2,301
Reynolds American Inc.:		
7.250%, 6–1–12	320	346
7.625%, 6–1–16	380	446
		3,093
Wireless Telecommunication Service – 0.3%		
Crown Castle International Corp.,		
6.113%, 1–15–20 (D)	850	939
TOTAL CORPORATE DEBT SECURITIES – 48.0%		$133,508
(Cost: $130,189)		
OTHER GOVERNMENT SECURITIES – 1.7%		
Canada		
Province of Manitoba,		
2.625%, 7–15–15	1,275	1,343
Province of Ontario,		
2.700%, 6–16–15	3,300	3,457
(Cost: $4,572)		$ 4,800

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 1.8%		
Federal Home Loan Mortgage Corporation,		
3.750%, 6–28–13	$ 420	$ 455
Federal National Mortgage Association,		
0.875%, 1–12–12	4,600	4,625
		5,080
Mortgage-Backed Obligations – 30.0%		
Fannie Mae Structured Pass-Through Certificates, Series 2010-M5 Class A2,		
2.806%, 7–25–20	2,560	2,586
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
3.342%, 12–25–19	1,294	1,365
6.500%, 9–1–32	129	145
6.000%, 11–1–33	246	270
5.500%, 5–1–34	121	131
5.500%, 5–1–34	75	82
5.500%, 6–1–34	846	906
5.000%, 9–1–34	20	21
5.500%, 9–1–34	62	67
5.000%, 10–1–34 TBA	2,850	2,994
5.500%, 10–1–34	202	218
5.500%, 7–1–35	231	247
5.500%, 7–1–35	125	133
5.500%, 10–1–35 TBA	2,685	2,848
5.500%, 10–1–35	337	363
5.000%, 11–1–35	1,896	2,004
4.500%, 10–1–37	9,000	9,357
7.000%, 12–1–37	304	339
5.500%, 2–1–39	883	941
5.000%, 3–1–40	968	1,036
5.000%, 3–1–40	974	1,032
5.000%, 3–1–40	957	1,024
5.000%, 3–1–40	235	251
5.000%, 8–1–40	996	1,047
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	69	75
6.000%, 9–1–17	50	54
5.500%, 3–1–18	51	55
5.000%, 6–1–18	193	206
5.000%, 7–1–18	75	81
4.500%, 10–1–19 TBA	8,000	8,415
5.000%, 7–1–23	891	947
4.000%, 10–1–23 TBA	4,000	4,174
4.500%, 4–1–25	933	982
7.500%, 5–1–31	40	46
7.000%, 9–1–31	23	27
7.000%, 11–1–31	53	60
6.500%, 12–1–31	28	31
7.000%, 2–1–32	45	51
7.000%, 3–1–32	53	60
6.500%, 4–1–32	13	15
6.500%, 5–1–32	15	16
6.500%, 7–1–32	40	45
6.500%, 8–1–32	32	36
6.500%, 8–1–32	32	35
6.500%, 9–1–32	56	63
6.500%, 9–1–32	21	24
6.000%, 10–1–32	73	82
6.500%, 10–1–32	73	81
6.000%, 11–1–32	72	80
6.000%, 3–1–33	58	64
5.500%, 4–1–33	102	110

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
6.000%, 4–1–33	$ 116	$ 127
5.500%, 5–1–33	75	81
6.000%, 10–1–33	129	143
5.500%, 1–1–34	64	69
6.000%, 1–1–34	251	275
5.500%, 3–1–34	107	117
5.500%, 3–1–34	37	39
5.500%, 4–1–34	115	125
5.500%, 4–1–34	29	31
5.000%, 5–1–34	42	45
5.500%, 5–1–34	77	83
4.500%, 10–1–34 TBA	3,000	3,124
5.500%, 10–1–34 TBA	3,000	3,189
5.500%, 11–1–34	958	1,028
6.000%, 11–1–34	355	388
5.000%, 12–1–34	2,470	2,623
5.500%, 1–1–35	388	418
5.500%, 2–1–35	128	138
5.500%, 4–1–35	678	729
5.500%, 6–1–35	56	60
5.000%, 7–1–35	123	130
5.000%, 7–1–35	67	71
5.000%, 7–1–35	62	66
5.000%, 7–1–35	27	29
5.500%, 8–1–35	66	70
5.500%, 10–1–35	607	661
5.500%, 11–1–35	691	739
5.000%, 2–1–36	379	401
5.500%, 9–1–36	400	429
6.500%, 11–1–36	1,409	1,544
6.000%, 8–1–37	772	834
6.000%, 9–1–37	431	471
5.500%, 3–1–38	737	799
5.000%, 4–1–38	902	968
5.500%, 5–1–38	1,082	1,151
6.000%, 10–1–38	1,776	1,918
6.000%, 12–1–38	815	884
5.000%, 12–1–39	957	1,026
5.500%, 12–1–39	1,343	1,441
5.000%, 3–1–40	1,952	2,070
4.500%, 4–1–40	985	1,036
4.500%, 10–1–40	2,000	2,085
Government National Mortgage Association Agency REMIC/CMO:		
5.429%, 12–16–23 (B)	1,366	1,414
4.408%, 1–16–25	473	483
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (E)		
0.728%, 6–17–45 (B)	3,820	114
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 10–1–34 TBA	440	469
5.500%, 7–15–38	671	724
5.500%, 10–15–38	545	597
5.500%, 2–15–39	459	496
5.000%, 1–15–40	979	1,047
5.000%, 7–15–40	997	1,063
		83,384
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 31.8%		**$ 88,464**

(Cost: $87,052)

SCHEDULE OF INVESTMENTS
Ivy Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.5%		
United States Treasury Notes,		
1.875%, 7–15–13 (G)	$ 1,306	$ 1,388
Treasury Obligations – 15.3%		
United States Treasury Bonds:		
5.375%, 2–15–31 (H)	1,775	2,285
4.375%, 5–15–40	15,025	16,870
United States Treasury Notes:		
0.375%, 8–31–12	550	550
1.375%, 1–15–13	1,000	1,020
1.125%, 6–15–13	2,630	2,668
1.000%, 7–15–13	500	505
0.750%, 9–15–13	1,500	1,505
1.250%, 8–31–15	3,840	3,840
1.875%, 8–31–17	1,610	1,609
2.625%, 8–15–20	11,505	11,611
		42,463
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 15.8%		$ 43,851
(Cost: $43,075)		
SHORT-TERM SECURITIES		
Commercial Paper (I) – 14.2%		
Clorox Co.:		
0.350%, 10–18–10	5,000	4,999
0.340%, 11–4–10	3,000	2,999
CVS Caremark Corporation,		
0.300%, 10–6–10	4,500	4,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
General Mills, Inc.,		
0.290%, 10–18–10	$ 5,000	$ 4,999
Hewlett-Packard Company,		
0.150%, 10-4–10	6,000	6,000
IBM International Group Capital LLC		
(International Business Machines Corporation),		
0.000%, 10–1–10	7,706	7,706
Praxair, Inc.,		
0.140%, 10–5–10	3,298	3,298
Wal-Mart Stores, Inc.,		
0.190%, 10–27–10	5,000	4,999
		39,500
Master Note – 1.8%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (J)	4,986	4,986
TOTAL SHORT-TERM SECURITIES – 16.0%		$ 44,486
(Cost: $44,486)		
TOTAL INVESTMENT SECURITIES – 113.4%		$315,428
(Cost: $309,689)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (13.4%)		(37,262)
NET ASSETS – 100.0%		$278,166

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $9,627 or 3.5% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $25,762 or 9.3% of net assets.

(E) Amount shown as principal represents notional amount for computation of interest.

(F) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(G) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(H) Securities serve as collateral for the following open futures contracts at September 30, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. 30 Year Treasury Bond	Short	12–21–10	—*	$(8,023)	$(173)

(I) Rate shown is the yield to maturity at September 30, 2010.

(J) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMBS = Commercial Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**90.2%**
Information Technology	27.2%
Industrials	15.1%
Energy	12.0%
Consumer Discretionary	10.6%
Financials	9.6%
Consumer Staples	7.4%
Health Care	5.2%
Materials	3.1%
Cash and Cash Equivalents	**9.8%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	703/852	83
3 Year	683/732	94
5 Year	470/614	77
10 Year	73/344	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Google Inc., Class A	Information Technology
Microsoft Corporation	Information Technology
Schlumberger Limited	Energy
Visa Inc., Class A	Information Technology
Precision Castparts Corp.	Industrials
Hewlett-Packard Company	Information Technology
Transocean Inc.	Energy
Costco Wholesale Corporation	Consumer Staples
Halliburton Company	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

ILLUSTRATION OF FUND EXPENSES
Ivy Capital Appreciation Fund

(UNAUDITED)

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 968.70	1.27%	$ 6.30
Class B	$1,000	$ 963.20	2.17%	$10.70
Class C	$1,000	$ 964.70	1.95%	$ 9.63
Class E	$1,000	$ 968.80	1.15%	$ 5.71
Class I	$1,000	$ 970.10	0.89%	$ 4.43
Class Y	$1,000	$ 968.90	1.14%	$ 5.61
Based on 5% Return[2]				
Class A	$1,000	$1,018.70	1.27%	$ 6.46
Class B	$1,000	$1,014.21	2.17%	$10.98
Class C	$1,000	$1,015.29	1.95%	$ 9.87
Class E	$1,000	$1,019.30	1.15%	$ 5.86
Class I	$1,000	$1,020.60	0.89%	$ 4.55
Class Y	$1,000	$1,019.37	1.14%	$ 5.76

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Capital Appreciation Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 7.7%		
Boeing Company (The)	82	$ 5,456
General Dynamics Corporation	90	5,653
Honeywell International Inc.	110	4,833
Precision Castparts Corp.	124	15,792
Raytheon Company	42	1,920
Rockwell Collins, Inc.	125	7,281
		40,935
Air Freight & Logistics – 2.1%		
FedEx Corporation	80	6,840
United Parcel Service, Inc., Class B	70	4,668
		11,508
Apparel Retail – 0.6%		
American Eagle Outfitters, Inc.	220	3,291
Apparel, Accessories & Luxury Goods – 1.7%		
Under Armour, Inc., Class A (A)	207	9,301
Asset Management & Custody Banks – 3.4%		
BlackRock, Inc., Class A	30	5,108
Invesco Ltd.	280	5,944
Janus Capital Group Inc.	635	6,953
		18,005
Auto Parts & Equipment – 1.4%		
BorgWarner Inc. (A)	140	7,367
Biotechnology – 2.3%		
Gilead Sciences, Inc. (A)	310	11,039
Vertex Pharmaceuticals Incorporated (A)	40	1,383
		12,422
Casinos & Gaming – 0.6%		
Wynn Resorts, Limited	40	3,471
Communications Equipment – 2.3%		
Cisco Systems, Inc. (A)	300	6,570
QUALCOMM Incorporated	125	5,640
		12,210
Computer Hardware – 8.7%		
Apple Inc. (A)	120	34,049
Hewlett-Packard Company	310	13,042
		47,091
Computer Storage & Peripherals – 1.3%		
NetApp, Inc. (A)	135	6,722
Construction & Engineering – 1.3%		
Fluor Corporation	140	6,934
Consumer Finance – 0.8%		
American Express Company	100	4,203
Data Processing & Outsourced Services – 4.3%		
MasterCard Incorporated, Class A	26	5,824
Visa Inc., Class A	230	17,080
		22,904
Department Stores – 0.5%		
Kohl's Corporation (A)	50	2,634
Diversified Chemicals – 0.4%		
Dow Chemical Company (The)	85	2,334

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 0.3%		
First Solar, Inc. (A)	11	$ 1,621
Fertilizers & Agricultural Chemicals – 0.7%		
Monsanto Company	75	3,595
Footwear – 1.5%		
NIKE, Inc., Class B	100	8,014
Health Care Distributors – 1.1%		
McKesson Corporation	92	5,684
Health Care Equipment – 1.1%		
Hologic, Inc. (A)	379	6,068
Home Improvement Retail – 0.6%		
Lowe's Companies, Inc.	150	3,344
Homebuilding – 0.5%		
Pulte Homes, Inc. (A)	280	2,453
Hotels, Resorts & Cruise Lines – 1.9%		
Carnival Corporation	14	546
Starwood Hotels & Resorts Worldwide, Inc.	175	9,196
		9,742
Household Products – 2.0%		
Colgate-Palmolive Company	45	3,459
Procter & Gamble Company (The)	120	7,196
		10,655
Human Resource & Employment Services – 1.0%		
Manpower Inc.	105	5,481
Hypermarkets & Super Centers – 2.2%		
Costco Wholesale Corporation	183	11,815
Industrial Conglomerates – 1.5%		
General Electric Company	100	1,625
Textron Inc.	300	6,168
		7,793
Integrated Oil & Gas – 0.9%		
Exxon Mobil Corporation	30	1,854
Occidental Petroleum Corporation	40	3,132
		4,986
Internet Software & Services – 5.2%		
Google Inc., Class A (A)	54	28,392
Investment Banking & Brokerage – 3.6%		
Charles Schwab Corporation (The)	625	8,687
Goldman Sachs Group, Inc. (The)	60	8,675
Morgan Stanley	90	2,221
		19,583
Oil & Gas Drilling – 2.3%		
Transocean Inc. (A)	190	12,215
Oil & Gas Equipment & Services – 5.8%		
Halliburton Company	350	11,575
Schlumberger Limited	318	19,593
		31,168

Ivy Capital Appreciation Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 3.0%		
Noble Energy, Inc.	60	$ 4,505
Southwestern Energy Company (A)	165	5,518
Ultra Petroleum Corp. (A)	138	5,793
		15,816
Other Diversified Financial Services – 1.5%		
JPMorgan Chase & Co.	215	8,185
Pharmaceuticals – 0.7%		
Allergan, Inc.	55	3,659
Railroads – 1.5%		
Union Pacific Corporation	98	7,976
Restaurants – 1.0%		
McDonald's Corporation	75	5,588
Semiconductors – 0.8%		
Microchip Technology Incorporated	140	4,403
Soft Drinks – 1.7%		
Coca-Cola Company (The)	125	7,315
PepsiCo, Inc.	25	1,661
		8,976
Specialized Consumer Services – 0.3%		
H&R Block, Inc.	105	1,360
Specialized Finance – 0.3%		
CME Group Inc.	6	1,615
Specialty Chemicals – 2.0%		
Albemarle Corporation	61	2,855
Ecolab Inc.	150	7,611
		10,466
Systems Software – 4.3%		
Microsoft Corporation	940	23,021
Tobacco – 1.5%		
Philip Morris International Inc.	145	8,123
TOTAL COMMON STOCKS – 90.2%		**$483,129**
(Cost: $434,823)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 6.5%		
Bemis Company, Inc., 0.260%, 10-4-10	$ 5,000	$ 5,000
Clorox Co., 0.350%, 10-20-10	4,000	3,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 0.230%, 10-4-10	5,000	5,000
Hewlett-Packard Company, 0.170%, 10-6-10	5,000	5,000
IBM International Group Capital LLC (International Business Machines Corporation), 0.000%, 10-1-10	2,274	2,274
Illinois Tool Works Inc., 0.170%, 10-6-10	5,000	5,000
Straight-A Funding, LLC (Federal Financing Bank):		
0.170%, 10-7-10	3,000	3,000
0.210%, 11-5-10	5,100	5,098
		34,371
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.150%, 10-1-10 (C)	2,674	2,674
United States Government Agency Obligations – 1.9%		
Overseas Private Investment Corporation:		
0.200%, 11-15-10 (C)	7,200	7,200
0.200%, 11-15-10 (C)	3,182	3,182
		10,382
TOTAL SHORT-TERM SECURITIES – 8.9%		**$ 47,427**
(Cost: $47,427)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$530,556**
(Cost: $482,250)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**4,800**
NET ASSETS – 100.0%		**$535,356**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**91.9%**
Information Technology	20.4%
Industrials	16.0%
Consumer Discretionary	15.4%
Consumer Staples	13.8%
Energy	10.4%
Financials	8.4%
Health Care	5.1%
Telecommunication Services	1.6%
Materials	0.8%
Cash and Cash Equivalents	**8.1%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	247/979	26
3 Year	203/831	25
5 Year	123/700	18
10 Year	273/428	64

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
CBS Corporation, Class B	Consumer Discretionary
Union Pacific Corporation	Industrials
Philip Morris International Inc.	Consumer Staples
ConocoPhillips	Energy
JPMorgan Chase & Co.	Financials
Amgen Inc.	Health Care
General Mills, Inc.	Consumer Staples
Coca-Cola Company (The)	Consumer Staples
Halliburton Company	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,000.00	1.42%	$ 7.10
Class B	$1,000	$ 995.10	2.50%	$12.47
Class C	$1,000	$ 996.40	2.17%	$10.88
Class E	$1,000	$1,000.00	1.35%	$ 6.80
Class I	$1,000	$1,002.10	0.99%	$ 5.01
Class Y	$1,000	$1,000.00	1.25%	$ 6.30
Based on 5% Return[2]				
Class A	$1,000	$1,017.94	1.42%	$ 7.16
Class B	$1,000	$1,012.56	2.50%	$12.58
Class C	$1,000	$1,014.19	2.17%	$10.98
Class E	$1,000	$1,018.29	1.35%	$ 6.86
Class I	$1,000	$1,020.10	0.99%	$ 5.05
Class Y	$1,000	$1,018.78	1.25%	$ 6.36

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Core Equity Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.1%		
Boeing Company (The)	65	$ 4,338
Honeywell International Inc.	50	2,175
		6,513
Biotechnology – 3.4%		
Amgen Inc. (A)	126	6,962
Broadcasting – 4.8%		
CBS Corporation, Class B	512	8,116
Discovery Holding Company, Class A (A)	38	1,655
		9,771
Casinos & Gaming – 1.0%		
Wynn Resorts, Limited	23	2,005
Communications Equipment – 3.5%		
Juniper Networks, Inc. (A)	127	3,856
QUALCOMM Incorporated	38	1,706
Telefonaktiebolaget LM Ericsson, ADR	145	1,587
		7,149
Computer Hardware – 6.2%		
Apple Inc. (A)	30	8,426
Hewlett-Packard Company	101	4,249
		12,675
Computer Storage & Peripherals – 1.4%		
NetApp, Inc. (A)	58	2,878
Construction & Farm Machinery & Heavy Trucks – 5.5%		
Caterpillar Inc.	50	3,958
Cummins Inc.	58	5,235
PACCAR Inc	46	2,234
		11,427
Consumer Finance – 2.9%		
Capital One Financial Corporation	152	5,992
Department Stores – 2.6%		
Macy's Inc.	237	5,482
Diversified Banks – 0.8%		
Comerica Incorporated	45	1,673
Fertilizers & Agricultural Chemicals – 0.8%		
Monsanto Company	37	1,749
Hotels, Resorts & Cruise Lines – 1.6%		
Starwood Hotels & Resorts Worldwide, Inc.	65	3,401
Hypermarkets & Super Centers – 2.1%		
Costco Wholesale Corporation	69	4,418
Industrial Machinery – 3.5%		
Eaton Corporation	27	2,202
Parker Hannifin Corporation	71	4,974
		7,176
Integrated Oil & Gas – 3.7%		
ConocoPhillips	133	7,655

COMMON STOCKS (Continued)	Shares	Value
Integrated Telecommunication Services – 1.6%		
AT&T Inc.	113	$ 3,235
Investment Banking & Brokerage – 1.2%		
Lazard Group LLC	73	2,578
Motorcycle Manufacturers – 1.9%		
Harley-Davidson, Inc.	139	3,964
Oil & Gas Equipment & Services – 5.1%		
Halliburton Company	183	6,053
Schlumberger Limited	73	4,528
		10,581
Oil & Gas Exploration & Production – 1.6%		
Noble Energy, Inc.	45	3,394
Other Diversified Financial Services – 3.5%		
JPMorgan Chase & Co.	191	7,259
Packaged Foods & Meats – 3.1%		
General Mills, Inc.	177	6,479
Personal Products – 1.8%		
Estee Lauder Companies Inc. (The), Class A	58	3,650
Pharmaceuticals – 1.7%		
Allergan, Inc.	54	3,608
Railroads – 3.9%		
Union Pacific Corporation	98	7,986
Restaurants – 3.5%		
McDonald's Corporation	55	4,105
YUM! Brands, Inc.	70	3,220
		7,325
Semiconductor Equipment – 4.5%		
Applied Materials, Inc.	277	3,232
Lam Research Corporation (A)	143	5,998
		9,230
Semiconductors – 3.2%		
Broadcom Corporation, Class A	59	2,093
Microchip Technology Incorporated	148	4,639
		6,732
Soft Drinks – 3.1%		
Coca-Cola Company (The)	109	6,355
Systems Software – 1.6%		
Oracle Corporation	125	3,354
Tobacco – 3.7%		
Philip Morris International Inc.	138	7,751
TOTAL COMMON STOCKS – 91.9%		**$190,407**
(Cost: $172,465)		

Ivy Core Equity Fund *(in thousands)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 9.6%		
Ecolab Inc.,		
0.000%, 10–1–10	$2,400	$ 2,400
McCormick & Co. Inc.,		
0.000%, 10–1–10	2,833	2,833
Nokia Corp.,		
0.220%, 10–13–10	3,787	3,787
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)),		
0.190%, 11–1–10	6,000	5,999
W.W. Grainger, Inc.,		
0.160%, 10–6–10	5,000	5,000
		20,019
Master Note – 1.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (C)	2,741	2,741
Municipal Obligations – Taxable – 2.0%		
NC Cap Fac Fin Agy, Exempt Fac Rev Bonds (Republic Svcs, Inc. Proj), Ser 2004 (Bank of America, N.A.),		
0.270%, 10–1–10 (C)	4,000	4,000
TOTAL SHORT-TERM SECURITIES – 12.9%		**$ 26,760**
(Cost: $26,760)		
TOTAL INVESTMENT SECURITIES – 104.8%		**$217,167**
(Cost: $199,225)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (4.8%)		**(9,954)**
NET ASSETS – 100.0%		**$207,213**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**92.3%**
Financials	25.0%
Consumer Discretionary	19.3%
Energy	16.9%
Information Technology	14.2%
Consumer Staples	8.0%
Industrials	4.8%
Telecommunication Services	2.6%
Health Care	1.5%
Warrants	**1.5%**
Cash and Cash Equivalents	**6.2%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	72/83	86
3 Year	21/61	34
5 Year	33/39	83

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**48.2%**
United States	44.0%
Canada	4.2%
Pacific Basin	**24.9%**
Japan	13.5%
South Korea	6.7%
Hong Kong	4.7%
Europe	**20.7%**
Italy	9.1%
United Kingdom	5.3%
Other Europe	6.3%
Cash and Cash Equivalents	**6.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Dell Inc.	United States	Information Technology	Computer Hardware
Viacom Inc., Class B	United States	Consumer Discretionary	Movies & Entertainment
FedEx Corporation	United States	Industrials	Air Freight & Logistics
ConocoPhillips	United States	Energy	Integrated Oil & Gas
Sega Sammy Holdings Inc.	Japan	Consumer Discretionary	Leisure Products
First Pacific Company Limited	Hong Kong	Financials	Multi-Sector Holdings
BP plc, ADR	United Kingdom	Energy	Integrated Oil & Gas
Fairfax Financial Holdings Limited	Canada	Financials	Multi-Line Insurance
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
Bank of America Corporation	United States	Financials	Other Diversified Financial Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 976.20	1.85%	$ 9.19
Class B	$1,000	$ 972.20	2.76%	$13.71
Class C	$1,000	$ 973.80	2.41%	$11.94
Class E	$1,000	$ 977.10	1.59%	$ 7.91
Class I	$1,000	$ 979.60	1.28%	$ 6.33
Class Y	$1,000	$ 978.70	1.20%	$ 5.94
Based on 5% Return[2]				
Class A	$1,000	$1,015.80	1.85%	$ 9.37
Class B	$1,000	$1,011.21	2.76%	$13.98
Class C	$1,000	$1,013.00	2.41%	$12.18
Class E	$1,000	$1,017.09	1.59%	$ 8.07
Class I	$1,000	$1,018.65	1.28%	$ 6.46
Class Y	$1,000	$1,019.05	1.20%	$ 6.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Cundill Global Value Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada – 4.2%		
Fairfax Financial Holdings Limited (A)	32	$ 13,171
Germany – 2.0%		
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares (A)	46	6,344
Greece – 1.0%		
INTRALOT S.A. INTEGRATED LOTTERY SYSTEMS AND SERVICES (A)	843	3,264
Hong Kong – 4.7%		
First Pacific Company Limited (A)	16,113	14,641
Ireland – 3.3%		
Willis Group Holdings Limited	332	10,233
Italy – 9.1%		
EXOR S.p.A. (A)	472	10,949
Mediaset S.p.A. (A)	790	5,599
Parmalat S.p.A. (A)	4,577	11,743
		28,291
Japan – 13.5%		
Dai-ichi Mutual Life Insurance Company (The) (A)	5	6,501
FamilyMart Co., Ltd. (A)	189	6,765
Honda Motor Co., Ltd. (A)	225	7,997
Kirin Brewery Company, Limited (A)	432	6,132
Sega Sammy Holdings Inc. (A)	919	14,743
		42,138
South Korea – 2.6%		
SK Telecom Co., Ltd. (A)	53	8,009
United Kingdom – 5.3%		
BP plc (A)	264	1,774
BP plc, ADR	355	14,603
		16,377
United States – 39.5%		
Bank of America Corporation	932	12,221
Chesapeake Energy Corporation	528	11,959
ConocoPhillips	258	14,837
Dell Inc. (B)	1,468	19,025
DIRECTV Group, Inc. (The) (B)	165	6,876
FedEx Corporation	176	15,005
GameStop Corp, Class A (B)	322	6,347
Microsoft Corporation	494	12,088
Montpelier Re Holdings Ltd.	228	3,952
Pfizer Inc.	277	4,754
Viacom Inc., Class B	426	15,407
		122,471
TOTAL COMMON STOCKS – 85.2%		**$264,939**
(Cost: $220,829)		

PREFERRED STOCKS	Shares	Value
South Korea – 4.1%		
Samsung Electronics Co., Ltd. (A)	26	$ 12,645
United States – 3.0%		
Chesapeake Energy Corporation, 5.75% Cumulative (B)	9	9,337
TOTAL PREFERRED STOCKS – 7.1%		**$ 21,982**
(Cost: $19,963)		

WARRANTS – 1.5%		
United States		
JPMorgan Chase & Co.	409	**$ 4,768**
(Cost: $5,192)		

SHORT-TERM SECURITIES – 6.5%	Principal	
Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9–30–10 to be repurchased at $20,332, 0.130%, 10–1–10 (C)	$20,332	**$ 20,332**
(Cost: $20,332)		

TOTAL INVESTMENT SECURITIES – 100.3%	**$312,021**
(Cost: $266,316)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)	**(974)**
NET ASSETS – 100.0%	**$311,047**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Scotia Capital Inc. (USA)	16,500	11–5–10	$ —	$1,528
Sell	Euro	State Street Global Markets	3,750	1–14–11	—	340
Sell	Euro	Scotia Capital Inc. (USA)	3,700	1–28–11	—	235
Sell	Japanese Yen	State Street Global Markets	270,000	2–2–11	—	89
Sell	Japanese Yen	Royal Bank of Canada	1,011,300	2–16–11	—	238
Sell	Japanese Yen	Scotia Capital Inc. (USA)	883,000	3–2–11	—	156
Sell	Japanese Yen	Toronto-Dominion Bank (The)	964,000	3–9–11	—	79
Sell	South Korean Won	Toronto-Dominion Bank (The)	11,400,000	10–22–10	166	—
Sell	South Korean Won	Toronto-Dominion Bank (The)	1,500,000	10–22–10	—	90
Sell	South Korean Won	Royal Bank of Canada	7,400,000	10–29–10	127	—
					$293	$2,755

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Collateralized by $18,142 United States Treasury Bond, 4.500% due 8–15–39; market value and accrued interest aggregate $20,876.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	26.5%
Consumer Discretionary	19.3%
Energy	16.9%
Information Technology	14.2%
Consumer Staples	8.0%
Industrials	4.8%
Telecommunication Services	2.6%
Health Care	1.5%
Other+	6.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**95.1%**
Industrials	20.0%
Energy	19.1%
Financials	12.8%
Consumer Discretionary	11.4%
Consumer Staples	10.8%
Information Technology	10.3%
Materials	4.5%
Health Care	3.7%
Telecommunication Services	1.8%
Utilities	0.7%
Cash and Cash Equivalents	**4.9%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	225/276	82
3 Year	172/237	73
5 Year	96/195	49

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Schlumberger Limited	Energy
Microchip Technology Incorporated	Information Technology
Halliburton Company	Energy
Deere & Company	Industrials
Philip Morris International Inc.	Consumer Staples
Union Pacific Corporation	Industrials
Emerson Electric Co.	Industrials
Capital One Financial Corporation	Financials
Starwood Hotels & Resorts Worldwide, Inc.	Consumer Discretionary
JPMorgan Chase & Co.	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 988.30	1.37%	$ 6.86
Class B	$1,000	$ 983.30	2.31%	$11.50
Class C	$1,000	$ 985.40	2.04%	$10.13
Class E	$1,000	$ 987.60	1.37%	$ 6.86
Class I	$1,000	$ 990.10	0.97%	$ 4.88
Class Y	$1,000	$ 988.40	1.22%	$ 6.06
Based on 5% Return[2]				
Class A	$1,000	$1,018.21	1.37%	$ 6.96
Class B	$1,000	$1,013.48	2.31%	$11.68
Class C	$1,000	$1,014.84	2.04%	$10.28
Class E	$1,000	$1,018.20	1.37%	$ 6.96
Class I	$1,000	$1,020.20	0.97%	$ 4.95
Class Y	$1,000	$1,018.97	1.22%	$ 6.16

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Dividend Opportunities Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 1.5%		
V.F. Corporation	49	$ 4,006
Asset Management & Custody Banks – 1.5%		
T. Rowe Price Group, Inc.	81	4,055
Casinos & Gaming – 1.0%		
Wynn Resorts, Limited	31	2,706
Computer Hardware – 1.9%		
Hewlett-Packard Company	125	5,246
Construction & Engineering – 1.9%		
Fluor Corporation	106	5,253
Construction & Farm Machinery & Heavy Trucks – 7.3%		
Caterpillar Inc.	86	6,778
Cummins Inc.	40	3,637
Deere & Company	131	9,166
		19,581
Consumer Finance – 2.8%		
Capital One Financial Corporation	191	7,554
Data Processing & Outsourced Services – 2.4%		
Visa Inc., Class A	87	6,490
Department Stores – 1.8%		
Macy's Inc.	217	5,006
Diversified Banks – 2.6%		
Barclays plc, ADR	94	1,780
Wells Fargo & Company	214	5,387
		7,167
Diversified Metals & Mining – 3.4%		
Rio Tinto plc, ADR	88	5,145
Southern Copper Corporation	116	4,077
		9,222
Electric Utilities – 0.7%		
PPL Corporation	74	2,012
Electrical Components & Equipment – 2.8%		
Emerson Electric Co.	145	7,651
Health Care Equipment – 0.7%		
Stryker Corporation	36	1,802
Home Improvement Retail – 0.8%		
Lowe's Companies, Inc.	103	2,301
Homebuilding – 1.3%		
D.R. Horton, Inc.	306	3,398
Hotels, Resorts & Cruise Lines – 3.8%		
Marriott International, Inc., Class A	97	3,474
Starwood Hotels & Resorts Worldwide, Inc.	131	6,876
		10,350

COMMON STOCKS (Continued)	Shares	Value
Household Products – 2.6%		
Colgate-Palmolive Company	59	$ 4,508
Procter & Gamble Company (The)	41	2,483
		6,991
Industrial Conglomerates – 1.3%		
Textron Inc.	166	3,407
Industrial Machinery – 1.8%		
Illinois Tool Works Inc.	103	4,862
Integrated Oil & Gas – 2.9%		
ConocoPhillips	49	2,798
Exxon Mobil Corporation	81	4,987
		7,785
Integrated Telecommunication Services – 1.8%		
AT&T Inc.	172	4,912
Mortgage REITs – 0.9%		
Annaly Capital Management, Inc.	144	2,529
Oil & Gas Drilling – 2.9%		
Seadrill Limited	104	3,018
Transocean Inc. (A)	77	4,934
		7,952
Oil & Gas Equipment & Services – 11.3%		
Halliburton Company	307	10,148
National Oilwell Varco, Inc.	136	6,059
Schlumberger Limited	232	14,284
		30,491
Oil & Gas Exploration & Production – 2.0%		
Apache Corporation	56	5,489
Other Diversified Financial Services – 3.9%		
Bank of America Corporation	270	3,536
JPMorgan Chase & Co.	180	6,863
		10,399
Paper Packaging – 1.1%		
Sonoco Products Company	87	2,894
Personal Products – 1.0%		
Estee Lauder Companies Inc. (The), Class A	41	2,615
Pharmaceuticals – 3.0%		
Abbott Laboratories	101	5,274
Teva Pharmaceutical Industries Limited, ADR	55	2,880
		8,154
Railroads – 4.9%		
Norfolk Southern Corporation	78	4,618
Union Pacific Corporation	105	8,601
		13,219
Restaurants – 1.2%		
McDonald's Corporation	42	3,122
Semiconductors – 3.9%		
Microchip Technology Incorporated	331	10,417

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 3.0%		
Coca-Cola Company (The)	83	$ 4,880
PepsiCo, Inc.	49	3,226
		8,106
Specialized Finance – 1.1%		
CME Group Inc.	12	3,021
Systems Software – 2.1%		
Microsoft Corporation	235	5,745
Tobacco – 4.2%		
Altria Group, Inc.	120	2,892
Philip Morris International Inc.	156	8,761
		11,653
TOTAL COMMON STOCKS – 95.1%		**$257,563**
(Cost: $221,982)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 4.2%		
Clorox Co.,		
0.350%, 10–20–10	$3,380	3,379
Prudential Funding LLC,		
0.000%, 10–1–10	3,000	3,000
Straight-A Funding, LLC (Federal Financing Bank),		
0.170%, 10–7–10	5,000	5,000
		11,379
Master Note – 2.2%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (C)...................	5,877	5,877
TOTAL SHORT-TERM SECURITIES – 6.4%		**$ 17,256**
(Cost: $17,256)		
TOTAL INVESTMENT SECURITIES – 101.5%		**$274,819**
(Cost: $239,238)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.5%)		**(4,021)**
NET ASSETS – 100.0%		**$270,798**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund

Asset Allocation

Stocks	**96.5%**
Financials	17.3%
Consumer Discretionary	13.6%
Information Technology	11.7%
Industrials	11.6%
Consumer Staples	10.5%
Energy	10.0%
Health Care	9.9%
Materials	9.9%
Telecommunication Services	2.0%
Cash and Cash Equivalents	**3.5%**

Country Weightings

Europe	**93.7%**
United Kingdom	26.1%
Germany	19.2%
Switzerland	16.7%
France	8.7%
Italy	6.1%
Netherlands	4.1%
Other Europe	12.8%
Bahamas/Caribbean	**1.6%**
Pacific Basin	**1.2%**
Cash and Cash Equivalents	**3.5%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	56/107	52
3 Year	80/96	83
5 Year	72/87	82
10 Year	25/63	40

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Volkswagen AG	Germany	Consumer Discretionary	Automobile Manufacturers
StatoilHydro ASA	Norway	Energy	Integrated Oil & Gas
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Saipem S.p.A.	Italy	Energy	Oil & Gas Equipment & Services
Imperial Tobacco Group plc	United Kingdom	Consumer Staples	Tobacco
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
Reckitt Benckiser Group plc	United Kingdom	Consumer Staples	Household Products
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Siemens AG	Germany	Industrials	Industrial Conglomerates

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,024.30	1.88%	$ 9.51
Class B	$1,000	$1,019.50	2.88%	$14.64
Class C	$1,000	$1,021.80	2.51%	$12.74
Class E**	$1,000	$1,027.50	1.32%	$ 6.69
Class I	$1,000	$1,028.40	1.19%	$ 6.09
Class Y	$1,000	$1,027.00	1.46%	$ 7.40
Based on 5% Return[2]				
Class A	$1,000	$1,015.63	1.88%	$ 9.47
Class B	$1,000	$1,010.60	2.88%	$14.58
Class C	$1,000	$1,012.49	2.51%	$12.68
Class E**	$1,000	$1,018.43	1.32%	$ 6.66
Class I	$1,000	$1,019.10	1.19%	$ 6.06
Class Y	$1,000	$1,017.75	1.46%	$ 7.36

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy European Opportunities Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Austria – 1.1%		
Andritz AG (A)	20	$ 1,404
bwin Interactive Entertainment AG (A)	25	1,297
		2,701
Cayman Islands – 1.6%		
Subsea 7 Inc. (A)(B)	200	3,909
Cyprus – 0.7%		
Prosafe Production (A)(B)	727	1,843
France – 8.7%		
BNP Paribas (A)	67	4,752
Gemalto N.V. (A)	50	2,052
Ingenico S.A. (A)	84	2,453
JCDecaux S.A. (A)	60	1,584
LVMH Moet Hennessy – Louis Vuitton (A)	10	1,467
Sanofi-Aventis (A)	60	3,998
VINCI (A)	100	5,012
		21,318
Germany – 15.9%		
AIXTRON AG (A)	130	3,908
Bayer Aktiengesellschaft (A)	50	3,482
DaimlerChrysler AG, Registered Shares (A)	60	3,798
Dialog Semiconductor plc (A)(B)	300	4,908
HeidelbergCement AG (A)(C)	33	1,613
HeidelbergCement AG (A)	20	967
Linde Aktiengesellschaft (A)	35	4,569
MorphoSys AG (A)(B)	70	1,582
QIAGEN N.V. (A)(B)	150	2,687
SGL Carbon SE (A)(B)	50	1,748
Siemens AG (A)	50	5,306
Tognum AG (A)	50	1,114
Wirecard AG (A)	250	3,408
		39,090
Greece – 1.0%		
Coca-Cola Hellenic Bottling Company S.A. (A)	90	2,376
Ireland – 2.3%		
Grafton Group plc, Units (A)	873	3,630
Paddy Power plc (A)	56	1,974
		5,604
Italy – 6.1%		
AUTOGRILL S.p.A. (A)	150	1,881
AZIMUT HOLDING S.p.A. (A)	102	999
DiaSorin S.p.A. (A)	31	1,268
Pirelli & C. S.p.A. (A)	300	2,442
Saipem S.p.A. (A)	150	6,008
TREVI-Finanziaria Industriale S.p.A. (A)	75	1,062
UniCredit S.p.A. (A)	500	1,277
		14,937
Netherlands – 4.1%		
ASML Holding N.V., Ordinary Shares (A)	164	4,909
ING Groep N.V., Certicaaten Van Aandelen (A)	350	3,631
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	50	1,571
		10,111
Norway – 2.7%		
StatoilHydro ASA (A)	318	6,627

COMMON STOCKS (Continued)	Shares	Value
Portugal – 1.1%		
Galp Energia, SGPS, S.A., Class B (A)	150	$ 2,589
Russia – 1.1%		
Sberbank (Savings Bank of the Russian Federation) (A)	1,000	2,805
Spain – 2.8%		
Banco Santander Central Hispano, S.A. (A)	300	3,811
Industria de Diseno Textil, S.A. (A)	40	3,177
		6,988
Switzerland – 16.7%		
ARYZTA AG (A)	66	2,906
BELIMO Holding AG, Registered Shares (A)	1	1,100
Compagnie Financiere Richemont S.A. (A)	70	3,370
Credit Suisse Group, Registered Shares (A)	100	4,274
Nestle S.A., Registered Shares (A)	120	6,393
Novartis AG, Registered Shares (A)	100	5,734
Roche Holdings AG, Genusscheine (A)	40	5,463
Swatch Group Ltd (The), Bearer Shares (A)	5	1,881
Tecan Group Ltd., Registered Shares (A)	35	2,374
TEMENOS Group AG (A)(B)	140	4,288
UBS AG (A)	200	3,395
		41,178
Turkey – 1.2%		
Turkiye Garanti Bankasi Anonim Sirketi (A)	500	2,903
United Kingdom – 26.1%		
Aurora Russia Limited (A)(B)	1,557	743
Autonomy Corporation plc (A)(B)	100	2,848
Barclays plc (A)	1,005	4,727
BG Group plc (A)	200	3,514
Britvic plc (A)	350	2,668
Bunzl plc (A)	200	2,385
Capita Group plc (The) (A)	200	2,469
Compass Group plc (A)	300	2,500
HSBC Holdings plc (A)	455	4,609
Imperial Tobacco Group plc (A)	200	5,961
MAXjet Airways, Inc. (A)(B)(D)	1,129	—*
MAXjet Airways, Inc. (A)(B)	150	—*
Prudential plc (A)	400	3,999
Reckitt Benckiser Group plc (A)	100	5,500
Rio Tinto plc (A)	75	4,384
Royal Bank of Scotland Group plc (The) (A)(B)	1,000	742
Serco Group plc (A)	300	2,898
Vodafone Group plc (A)	2,000	4,936
Xstrata plc (A)	500	9,568
		64,451
TOTAL COMMON STOCKS – 93.2%		**$229,430**
(Cost: $216,051)		
PREFERRED STOCKS – 3.3%		
Germany		
Fresenius AG (A)	15	1,210
Volkswagen AG (A)(C)	58	6,944
(Cost: $6,051)		$ 8,154

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.7%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (E)	$1,728	$ 1,728
United States Government Agency Obligations – 1.6%		
Overseas Private Investment Corporation,		
0.200%, 11–15–10 (E)	4,000	4,000
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 5,728
(Cost: $5,728)		
TOTAL INVESTMENT SECURITIES – 98.8%		$243,312
(Cost: $227,830)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		3,076
NET ASSETS – 100.0%		$246,388

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $8,557 or 3.5% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to less than 0.05% of net assets.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date the variable rate resets.

Market Sector Diversification

(as a % of net assets)	
Financials	17.3%
Consumer Discretionary	13.6%
Information Technology	11.7%
Industrials	11.6%
Consumer Staples	10.5%
Energy	10.0%
Health Care	9.9%
Materials	9.9%
Telecommunication Services	2.0%
Other+	3.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**81.0%**
Corporate Debt Securities	58.3%
United States Government and Government Agency Obligations	20.3%
Other Government Securities	2.4%
Cash and Cash Equivalents and Equities	**19.0%**

Quality Weightings

Investment Grade	**53.7%**
AAA	20.6%
AA	0.3%
A	6.8%
BBB	26.0%
Non-Investment Grade	**27.3%**
BB	16.6%
B	9.1%
Non-rated	1.6%
Cash and Cash Equivalents and Equities	**19.0%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Country Weightings

North America	**42.1%**
United States	36.8%
Other North America	5.3%
South America	**16.5%**
Brazil	10.5%
Argentina	3.5%
Other South America	2.5%
Europe	**12.8%**
Russia	4.7%
Other Europe	8.1%
Pacific Basin	**6.9%**
Other	**2.7%**
Bahamas/Caribbean	**0.3%**
Cash and Cash Equivalents	**18.7%**

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	93/173	54

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Global Bond Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,031.20	0.99%	$5.08
Class B	$1,000	$1,028.30	1.74%	$8.82
Class C	$1,000	$1,028.30	1.74%	$8.82
Class I	$1,000	$1,032.50	0.74%	$3.76
Class Y	$1,000	$1,031.20	0.99%	$5.08
Based on 5% Return[2]				
Class A	$1,000	$1,020.11	0.99%	$5.05
Class B	$1,000	$1,016.35	1.74%	$8.77
Class C	$1,000	$1,016.35	1.74%	$8.77
Class I	$1,000	$1,021.36	0.74%	$3.74
Class Y	$1,000	$1,020.11	0.99%	$5.05

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Global Bond Fund (in thousands)

COMMON STOCKS – 0.3%	Shares	Value
Oil & Gas Drilling		
Seadrill Limited	22	$ 638
(Cost: $417)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.3%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$ 600	645
Agricultural Products – 1.5%		
CCL Finance Limited:		
9.500%, 8–15–14	1,650	1,935
9.500%, 8–15–14 (A)	500	586
Corporacion Pesquera Inca S.A.C.,		
9.000%, 2–10–17	400	414
Cosan S.A. Industria e Comercio,		
8.250%, 11–15–19	175	177
		3,112
Air Freight & Logistics – 0.3%		
FedEx Corporation,		
7.375%, 1–15–14	500	589
Airlines – 0.3%		
GOL Finance:		
9.250%, 7–20–20	350	362
9.250%, 7–20–20	250	258
		620
Alternative Carriers – 0.4%		
PCCW-HKT Capital No. 2 Limited,		
6.000%, 7–15–13	750	813
Automotive Retail – 0.5%		
TGI International Ltd.,		
9.500%, 10–3–17	950	1,078
Brewers – 0.8%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (B)	BRL450	263
Anheuser-Busch InBev Worldwide Inc.,		
3.000%, 10–15–12	$ 750	779
Miller Brewing Company,		
5.500%, 8–15–13	500	550
		1,592
Broadcasting – 1.2%		
Globo Comunicacoe e Participacoes S.A.,		
6.250%, 12–20–49 (C)	1,050	1,073
Grupo Televisa, S.A.,		
8.000%, 9–13–11	150	158
Pontis Ltd.,		
6.250%, 12–20–49 (C)	1,000	1,023
		2,254
Coal & Consumable Fuels – 1.1%		
Indo Integrated Energy B.V.,		
8.500%, 6–1–12	1,500	1,589
PT Adaro Indonesia,		
7.625%, 10–22–19	500	545
		2,134

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Engineering – 0.5%		
Odebrecht Finance Ltd.:		
7.500%, 10–18–17	$ 500	$ 547
7.500%, 10–18–17 (A)	500	546
		1,093
Construction Materials – 0.3%		
CEMEX Espana, S.A.,		
9.250%, 5–12–20	185	173
Rearden G Holdings EINS GmbH,		
7.875%, 3–30–20	365	392
		565
Consumer Finance – 0.9%		
Banco BMG S.A.,		
9.150%, 1–15–16	990	1,085
SLM Corporation,		
5.400%, 10–25–11	750	758
		1,843
Department Stores – 0.5%		
Parkson Retail Group Limited,		
7.125%, 5–30–12	1,000	1,036
Distillers & Vintners – 1.3%		
Central European Distribution Corporation,		
9.125%, 12–1–16 (A)	2,000	2,150
Diageo Capital plc,		
7.375%, 1–15–14	250	296
Diageo Finance B.V.,		
5.500%, 4–1–13	250	276
		2,722
Diversified Banks – 3.1%		
Banco Cruzeiro do Sul S.A.,		
8.500%, 2–20–15 (D)	1,500	1,604
Banco Industrial e Comercial S.A.,		
6.250%, 1–20–13 (A)	1,500	1,545
Banco Santander (Brasil) S.A.,		
4.500%, 4–6–15 (A)	750	771
Banco Santander Chile, S.A.,		
3.750%, 9–22–15 (D)	550	558
ICICI Bank Limited:		
5.750%, 1–12–12 (A)	500	520
5.750%, 1–12–12	250	260
6.625%, 10–3–12	250	268
SB Capital S.A.,		
5.930%, 11–14–11	500	520
VTB Capital S.A.,		
6.609%, 10–31–12	250	264
		6,310
Diversified Chemicals – 0.6%		
Dow Chemical Company (The),		
7.600%, 5–15–14	1,000	1,168
Diversified Metals & Mining – 3.8%		
Anglo American Capital plc,		
9.375%, 4–8–14	500	616
Raspadskaya Securities Limited,		
7.500%, 5–22–12	1,400	1,445
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	750	926
Southern Peru Copper Corporation,		
6.375%, 7–27–15 (A)	275	309

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Suzano Trading Ltd,		
5.875%, 1–23–21 (D)	$1,400	$ 1,400
Teck Cominco Limited,		
7.000%, 9–15–12	500	539
Teck Resources Limited,		
9.750%, 5–15–14	500	617
Vedanta Resources plc,		
8.750%, 1–15–14	800	859
Xstrata Canada Corporation,		
8.375%, 2–15–11	1,000	1,028
		7,739
Electric Utilities – 5.0%		
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (A)	1,500	1,619
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.,		
8.875%, 12–15–16	1,050	974
DPL Inc.,		
6.875%, 9–1–11	500	527
Empresa Distribuidora y Comercializadora Norte S.A.,		
10.500%, 10–9–17	505	529
ENEL Finance International S.A.,		
3.875%, 10–7–14 (D)	500	524
FirstEnergy Corp.,		
6.450%, 11–15–11	275	288
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	112	116
IPALCO Enterprises, Inc.,		
8.625%, 11–14–11	1,142	1,203
Monongahela Power Company,		
7.950%, 12–15–13 (D)	1,000	1,175
Oncor Electric Delivery Company,		
6.375%, 5–1–12	1,000	1,089
PPL Energy Supply, LLC:		
6.400%, 11–1–11	500	528
6.300%, 7–15–13	500	557
Southern Power Company,		
6.250%, 7–15–12	500	545
UtiliCorp United Inc.,		
7.950%, 2–1–11	500	511
		10,185
Environmental & Facilities Services – 0.1%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	250	252
Food Distributors – 0.9%		
Cargill, Inc.,		
6.375%, 6–1–12 (A)	1,000	1,082
Olam International Limited,		
7.500%, 8–12–20	750	781
		1,863
Forest Products – 1.0%		
Celulosa Arauco y Constitucion S.A.,		
7.750%, 9–13–11	500	526
Sino-Forest Corporation,		
10.250%, 7–28–14 (A)	1,250	1,450
		1,976

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Utilities – 1.0%		
National Fuel Gas Company,		
6.700%, 11–21–11	$1,000	$ 1,060
Transportadora de Gas Del Sur S.A.,		
7.875%, 5–14–17	997	975
		2,035
Health Care Facilities – 0.5%		
HCA Inc.:		
6.750%, 7–15–13	300	306
9.125%, 11–15–14	225	237
HealthSouth Corporation,		
10.750%, 6–15–16	475	521
		1,064
Health Care Services – 0.2%		
DASA Finance Corporation,		
8.750%, 5–29–18	270	303
Homebuilding – 1.1%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	1,100	1,133
URBI, Desarrollos Urbanos, S.A. de C.V.,		
8.500%, 4–19–16	1,000	1,068
		2,201
Hotels, Resorts & Cruise Lines – 0.1%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	250	255
Household Products – 0.4%		
Clorox Co.,		
5.450%, 10–15–12	700	761
Independent Power Producers & Energy Traders – 2.4%		
CESP – Companhia Energetica de Sao Paulo:		
10.000%, 3–2–11	350	362
9.750%, 1–15–15 (B)	BRL1,000	728
Empresa Nacional de Electricidad S.A.,		
8.350%, 8–1–13	$1,500	1,732
Star Energy Geothermal (Wayang Windu) Limited,		
11.500%, 2–12–15 (A)	750	842
TransAlta Corporation,		
5.750%, 12–15–13	1,000	1,110
		4,774
Industrial Conglomerates – 0.7%		
Jaiprakash Associates Limited, Convertible,		
0.000%, 9–12–12 (E)	1,000	1,270
Industrial Machinery – 0.1%		
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	250	280
Integrated Oil & Gas – 2.1%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	500	551
Empresa Nacional del Petroleo,		
6.750%, 11–15–12 (D)	750	824
Gazprom International S.A.,		
7.201%, 2–1–20	899	973
Gazstream S.A.,		
5.625%, 7–22–13	407	421

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas (Continued)		
Petro-Canada,		
4.000%, 7–15–13	$ 500	$ 530
PF Export Receivables Master Trust,		
6.436%, 6–1–15	240	256
PF Export Receivables Master Trust, Senior		
Trust Certificates, Series 2003-A,		
6.436%, 6–1–15 (D)	575	615
		4,170
Integrated Telecommunication Services – 0.1%		
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	250	251
Marine Ports & Services – 0.5%		
Novorossiysk Port Capital S.A.,		
7.000%, 5–17–12	1,000	1,035
Multi-Utilities – 3.4%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	1,000	1,052
6.600%, 8–1–13	1,000	1,084
Aquila, Inc.,		
11.875%, 7–1–12 (F)	500	575
Black Hills Corporation,		
6.500%, 5–15–13	1,500	1,633
KeySpan Corporation,		
7.625%, 11–15–10	1,000	1,008
NiSource Finance Corp.,		
7.875%, 11–15–10	1,250	1,259
Veolia Environment,		
5.250%, 6–3–13	250	273
		6,884
Office Electronics – 0.1%		
Xerox Corporation,		
5.500%, 5–15–12	250	266
Oil & Gas Drilling – 1.5%		
Noble Group Limited,		
8.500%, 5–30–13	1,300	1,466
Seadrill Limited, Convertible,		
3.625%, 11–8–12	400	444
Weatherford International, Inc.,		
5.950%, 6–15–12	1,000	1,072
		2,982
Oil & Gas Equipment & Services – 2.1%		
Petroleum Geo-Services ASA, Convertible,		
2.700%, 12–3–12	2,800	2,636
SKDP 1 Ltd.,		
12.000%, 5–19–17	1,000	1,080
Smith International, Inc.,		
8.625%, 3–15–14	500	609
		4,325
Oil & Gas Exploration & Production – 1.8%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	500	540
Pan American Energy LLC:		
7.750%, 2–9–12	550	568
7.875%, 5–7–21 (A)	1,000	1,043
7.875%, 5–7–21	500	521
Ras Laffan Liquefied Natural Gas Co. Ltd.,		
5.832%, 9–30–16	892	985
		3,657

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing – 0.5%		
Frontier Oil Corporation,		
6.625%, 10–1–11	$ 992	$ 996
Oil & Gas Storage & Transportation – 4.3%		
AGL Capital Corporation,		
7.125%, 1–14–11	1,000	1,017
DCP Midstream, LLC,		
9.700%, 12–1–13 (A)	500	613
Energy Transfer Partners, L.P.,		
5.650%, 8–1–12	1,000	1,064
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14	960	1,049
7.500%, 5–31–14 (A)	480	524
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	560	598
ONEOK Partners, L.P.,		
5.900%, 4–1–12	500	533
Plains All American Pipeline, L.P., and		
PAA Finance Corp.,		
7.750%, 10–15–12	1,000	1,114
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	500	585
TransCapital Limited:		
7.700%, 8–7–13	500	552
5.670%, 3–5–14 (D)	500	523
Transneft,		
6.103%, 6–27–12	500	524
		8,696
Packaged Foods & Meats – 3.1%		
BFF International Limited,		
7.250%, 1–28–20 (A)	2,000	2,149
Bunge Limited Finance Corp.,		
5.350%, 4–15–14	300	320
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (D)	1,000	1,094
COSAN FINANCE LIMITED,		
7.000%, 2–1–17	128	139
JBS Finance II Ltd.,		
8.250%, 1–29–18 (D)	1,550	1,598
JBS USA LLC and JBS USA Finance, Inc.,		
11.625%, 5–1–14	450	520
Kraft Foods Inc.,		
6.000%, 2–11–13	250	278
		6,098
Paper Products – 1.0%		
Fibria Overseas Finance Ltd.,		
7.500%, 5–4–20 (A)	1,196	1,270
International Paper Company,		
7.400%, 6–15–14	400	463
Stora Enso Oyj,		
7.375%, 5–15–11	275	286
		2,019
Pharmaceuticals – 0.7%		
Novartis Capital Corporation,		
4.125%, 2–10–14	500	546
Shire plc, Convertible,		
2.750%, 5–9–14	900	905
		1,451
Precious Metals & Minerals – 0.5%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	850	932

Ivy Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Publishing – 0.2%		
Pearson Dollar Finance Two plc, 5.500%, 5–6–13	$ 350	$ 384
Railroads – 0.9%		
Burlington Northern Santa Fe Corporation, 5.900%, 7–1–12	300	324
Kansas City Southern de Mexico, S.A. de C.V., 7.625%, 12–1–13	1,000	1,034
Kansas City Southern Railway Company (The), 13.000%, 12–15–13	250	303
		1,661
Restaurants – 0.4%		
Arcos Dorados B.V., 7.500%, 10–1–19 (A)	750	816
Soft Drinks – 0.1%		
PepsiAmericas, Inc., 5.750%, 7–31–12	200	218
Steel – 1.2%		
ArcelorMittal, 9.000%, 2–15–15	500	604
Evraz Group S.A., 8.875%, 4–24–13	1,800	1,914
		2,518
Tobacco – 0.3%		
B.A.T. International Finance plc, 8.125%, 11–15–13	500	589
Trading Companies & Distributors – 0.2%		
CITIC Resources Holdings Limited, 6.750%, 5–15–14	400	417
Wireless Telecommunication Service – 2.4%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	500	552
3.625%, 3–30–15	800	833
Indosat Palapa Company B.V., 7.375%, 7–29–20 (D)	250	276
Mobile TeleSystems Finance S.A.:		
8.375%, 10–14–10	200	200
8.000%, 1–28–12	600	632
Mobile TeleSystems OJSC, 8.700%, 6–12–18 (B)	RUB6,000	200
Open Joint Stock Company "Vimpel-Communications", 8.375%, 10–22–11	$ 250	264
Reliance Communications Limited, Convertible, 0.000%, 3–1–12 (E)	1,000	1,152
VIP Finance Ireland Limited, 8.375%, 4–30–13	550	593
		4,702
TOTAL CORPORATE DEBT SECURITIES – 58.3%		**$117,599**
(Cost: $110,056)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.7%		
City of Buenos Aires, 12.500%, 4–6–15	$1,000	$ 1,068
Compania Latinoamericana de Infraestructura & Servicios S.A., 9.750%, 5–10–12	330	315
		1,383
Norway – 0.3%		
Norway Government Bonds, 6.000%, 5–16–11 (B)	NOK3,200	556
Russia – 0.2%		
Open Joint Stock Company "Russian Railroads", 8.500%, 7–6–11 (B)	RUB10,000	334
Supranational – 1.2%		
CENTRAL AMERICAN BANK FOR ECONOMIC INTEGRATION:		
4.875%, 1–15–12	$ 500	519
4.875%, 1–15–12 (D)	500	519
Corporacion Andina de Fomento:		
7.375%, 1–18–11	500	509
6.875%, 3–15–12	1,000	1,079
		2,626
TOTAL OTHER GOVERNMENT SECURITIES – 2.4%		**$ 4,899**
(Cost: $5,015)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.8%		
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 5–15–24	437	472
4.000%, 11–15–36	421	445
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only), (G) 5.500%, 1–15–38	2,653	394
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	383	406
4.000%, 9–25–24	389	412
5.000%, 2–25–35	295	306
3.500%, 9–25–39	440	460
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (G)		
5.000%, 6–25–22	642	46
4.000%, 7–15–23	6,299	754
4.000%, 12–15–23	1,816	171
4.000%, 2–15–24	2,684	297
4.000%, 4–15–24	2,811	247
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–22	399	423
5.000%, 8–1–23	199	212
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (G) 4.500%, 11–20–36	2,289	314
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 4.500%, 6–15–23	280	298
(Cost: $6,002)		**$ 5,657**

UNITED STATES GOVERNMENT OBLIGATIONS – 17.5%	Principal	Value
Treasury Obligations		
United States Treasury Notes:		
1.125%, 12–15–11	$10,000	$ 10,095
0.625%, 7–31–12	1,850	1,858
1.375%, 2–15–13	15,000	15,304
0.750%, 8–15–13	1,850	1,857
1.750%, 7–31–15	1,980	2,028
2.375%, 7–31–17	1,980	2,046
3.500%, 5–15–20	1,980	2,149
(Cost: $34,789)		$ 35,337

SHORT-TERM SECURITIES		
Commercial Paper (H) – 11.9%		
Avon Capital Corp. (Avon Products, Inc.),		
0.240%, 10–6–10	3,500	3,500
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.310%, 10–22–10	3,500	3,499
IBM International Group Capital LLC (International Business Machines Corporation),		
0.000%, 10–1–10	1,592	1,592
Illinois Tool Works Inc.,		
0.140%, 10-4–10	1,090	1,090
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)),		
0.190%, 11–1–10	4,000	4,000
Prudential Funding LLC,		
0.000%, 10–1–10	3,000	3,000
Sonoco Products Co.,		
0.000%, 10–1–10	3,462	3,462
Straight-A Funding, LLC (Federal Financing Bank),		
0.210%, 11–5–10	3,900	3,899
		24,042

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 2.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (I)	$4,819	$ 4,819
Municipal Obligations – Taxable – 2.8%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.),		
0.260%, 10–1–10 (I)	3,000	3,000
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation),		
0.270%, 10–1–10 (I)	2,550	2,550
		5,550
TOTAL SHORT-TERM SECURITIES – 17.0%		$ 34,411
(Cost: $34,411)		
TOTAL INVESTMENT SECURITIES – 98.3%		$198,541
(Cost: $190,690)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%		3,357
NET ASSETS – 100.0%		$201,898

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Goldman Sachs International	13,200	3–24–11	$ 7	$ —
Buy	Chinese Yuan Renminbi	Citibank, N.A.	27,500	9–19–11	15	—
Buy	Chinese Yuan Renminbi	Citibank, N.A.	5,600	12–7–11	24	—
Buy	Chinese Yuan Renminbi	Citibank, N.A.	10,100	12–7–11	—	56
Sell	Euro	Deutsche Bank AG	4,100	1–6–12	—	257
Sell	Japanese Yen	Deutsche Bank AG	471,300	5–10–11	—	294
					$ 46	$607

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $18,480 or 9.2% of net assets.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, NOK – Norwegian Krone and RUB – Russian Ruble).

(C) This security currently pays the stated rate but this rate will increase in the future.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $10,710 or 5.3% of net assets.

(E) Zero coupon bond.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(G) Amount shown as principal represents notional amount for computation of interest.

(H) Rate shown is the yield to maturity at September 30, 2010.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	36.8%
Brazil	10.5%
Russia	4.7%
Argentina	3.5%
Canada	2.8%
Norway	2.5%
Mexico	2.5%
United Kingdom	2.4%
India	2.3%
Chile	2.0%
Indonesia	1.6%
China	1.4%
Hong Kong	1.2%
Luxembourg	1.2%
Supranational	1.2%
Poland	1.1%
United Arab Emirates	1.0%
Columbia	0.5%
Qatar	0.5%
Singapore	0.4%
Bermuda	0.3%
Italy	0.3%
Switzerland	0.3%
France	0.1%
Spain	0.1%
Finland	0.1%
Other+	18.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy High Income Fund

Asset Allocation

Bonds	**90.3%**
Corporate Debt Securities	66.9%
Senior Loans	23.0%
Municipal Bonds – Taxable	0.4%
Cash and Cash Equivalents and Equities	**9.7%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	384/482	80
3 Year	50/416	12
5 Year	50/351	15
10 Year	59/234	26

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**3.3%**
BBB	3.3%
Non-Investment Grade	**87.0%**
BB	12.5%
B	45.8%
CCC	20.4%
Non-rated	8.3%
Cash and Cash Equivalents and Equities	**9.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy High Income Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,063.20	1.12%	$5.78
Class B	$1,000	$1,059.00	1.92%	$9.88
Class C	$1,000	$1,059.60	1.80%	$9.27
Class E	$1,000	$1,061.80	1.36%	$7.01
Class I	$1,000	$1,064.90	0.82%	$4.23
Class Y	$1,000	$1,063.40	1.08%	$5.57
Based on 5% Return[2]				
Class A	$1,000	$1,019.47	1.12%	$5.65
Class B	$1,000	$1,015.45	1.92%	$9.67
Class C	$1,000	$1,016.03	1.80%	$9.07
Class E	$1,000	$1,018.25	1.36%	$6.86
Class I	$1,000	$1,020.97	0.82%	$4.14
Class Y	$1,000	$1,019.66	1.08%	$5.45

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Building Products – 0.0%		
Nortek, Inc. (A)	14	$ 578
Casinos & Gaming – 1.0%		
Sands China Ltd. (A)(B)(C)	7,883	14,224
TOTAL COMMON STOCKS – 1.0%		**$ 14,802**
(Cost: $9,500)		

PREFERRED STOCKS – 0.0%		
Consumer Finance		
GMAC INC. (D)	—*	$ 277
(Cost: $—)		

WARRANTS		
Agricultural Products – 0.1%		
ASG Consolidated LLC	12	1,287
Apparel Retail – 0.2%		
St. John Knits International, Incorporated (D)	48	2,766
TOTAL WARRANTS – 0.3%		**$ 4,053**
(Cost: $702)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 3.8%		
Alliant Techsystems Inc.,		
6.875%, 9–15–20	$ 1,850	1,880
BE Aerospace Inc,		
6.875%, 10–1–20	2,795	2,851
Sequa Corporation:		
11.750%, 12–1–15 (C)	27,005	28,489
13.500%, 12–1–15 (C)	21,450	22,952
		56,172
Agricultural Products – 1.6%		
American Seafoods Group LLC,		
10.750%, 5–15–16 (C)	11,655	11,887
ASG Consolidated LLC,		
15.000%, 5–15–17 (C)	11,700	10,589
		22,476
Apparel, Accessories & Luxury Goods – 0.2%		
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
10.500%, 12–15–15	2,405	2,513
Auto Parts & Equipment – 1.3%		
Icahn Enterprises L.P.,		
7.750%, 1–15–16	10,650	10,703
J.B. Poindexter & Co., Inc.,		
8.750%, 3–15–14	7,619	7,448
UCI Holdco, Inc.,		
8.292%, 12–15–13 (E)(F)	1,477	1,427
		19,578
Automotive Retail – 0.8%		
Sonic Automotive, Inc.:		
8.625%, 8–15–13	2,394	2,436
9.000%, 3–15–18	9,955	10,328
		12,764

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting – 0.9%		
SIRIUS XM Radio Inc.,		
8.750%, 4–1–15 (C)	$ 12,590	$ 13,377
Building Products – 3.7%		
Goodman Global Group, Inc.,		
0.000%, 12–15–14 (G)	35,187	22,519
Hillman Group, Inc. (The),		
10.875%, 6–1–18 (C)	9,520	10,044
Nortek, Inc.,		
11.000%, 12–1–13	14,464	15,368
Ply Gem Industries, Inc.,		
13.125%, 7–15–14	7,800	7,946
		55,877
Casinos & Gaming – 3.1%		
Inn of the Mountain Gods Resort and Casino,		
12.000%, 11–15–10 (H)	1,500	615
Marina District Finance Company, Inc.:		
9.500%, 10–15–15 (C)	900	873
9.875%, 8–15–18 (C)	900	869
MCE Finance Limited,		
10.250%, 5–15–18 (C)	6,825	7,592
MGM MIRAGE:		
13.000%, 11–15–13	4,740	5,570
10.375%, 5–15–14	2,725	3,032
11.125%, 11–15–17	6,150	7,003
9.000%, 3–15–20 (C)	2,170	2,284
Pinnacle Entertainment, Inc.,		
8.625%, 8–1–17	2,200	2,335
Scientific Games Corporation:		
8.125%, 9–15–18 (C)	975	995
9.250%, 6–15–19	10,725	11,394
Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp.,		
7.750%, 8–15–20 (C)	4,500	4,748
		47,310
Commodity Chemicals – 0.1%		
Celanese US Holdings, LLC,		
6.625%, 10–15–18 (C)	1,170	1,196
Computer & Electronics Retail – 1.5%		
CDW Corporation,		
11.000%, 10–12–15 (C)	23,000	23,000
Construction & Farm Machinery & Heavy Trucks – 0.3%		
Case New Holland, Inc.,		
7.875%, 12–1–17 (C)	3,960	4,302
Construction Materials – 2.6%		
CEMEX Finance LLC,		
9.500%, 12–14–16 (C)	5,450	5,484
Headwaters Incorporated,		
11.375%, 11–1–14 (C)	12,935	13,775
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	7,250	5,655
14.750%, 2–1–14 (D)	8,100	8,708
16.000%, 6–1–16 (C)	5,687	6,568
		40,190

Ivy High Income Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 2.1%		
Bankrate Inc.,		
11.750%, 7–15–15 (C)	$ 15,125	$ 16,184
Credit Acceptance Corporation,		
9.125%, 2–1–17 (C)	5,360	5,628
TMX Finance LLC and TitleMax Finance Corp,		
13.250%, 7–15–15 (C)	9,440	10,301
		32,113
Distillers & Vintners – 0.9%		
Central European Distribution Corporation,		
9.125%, 12–1–16 (C)	11,400	12,255
Central European Distribution Corporation, Convertible,		
3.000%, 3–15–13	1,950	1,765
		14,020
Diversified Banks – 0.1%		
FCE Bank plc,		
7.875%, 2–15–11 (I)	GBP1,000	1,589
Diversified Chemicals – 0.2%		
Vertellus Specialties Inc.,		
9.375%, 10–1–15 (C)	$ 2,365	2,454
Diversified Metals & Mining – 0.3%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19	3,850	4,067
Diversified Support Services – 0.7%		
KAR Holdings, Inc.,		
8.750%, 5–1–14	6,955	7,242
SITEL, LLC and SITEL Finance Corp.,		
11.500%, 4–1–18 (C)	4,320	3,456
		10,698
Education Services – 6.4%		
Education Management LLC and Education Management Finance Corp.:		
8.750%, 6–1–14	7,060	7,025
10.250%, 6–1–16	1,985	2,045
Laureate Education, Inc.:		
10.000%, 8–15–15 (C)	35,398	36,105
11.000%, 8–15–15 (C)(E)	14,293	14,606
11.750%, 8–15–17 (C)	36,075	38,058
		97,839
Electrical Components & Equipment – 2.3%		
Goodman Global Group, Inc.,		
13.500%, 2–15–16	8,775	9,653
NXP B.V. and NXP Funding LLC,		
9.500%, 10–15–15	24,752	25,370
		35,023
Electronic Manufacturing Services – 1.1%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	6,860	7,520
8.250%, 3–15–18	4,070	4,548
KEMET Corporation,		
10.500%, 5–1–18 (C)	4,400	4,604
		16,672
Environmental & Facilities Services – 0.1%		
Liberty Tire Recycling Holdco, LLC and Liberty Tire Recycling Finance, Inc.,		
11.000%, 10–1–16 (C)	944	963

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Retail – 0.3%		
Beverages & More, Inc.,		
9.625%, 10–1–14 (C)	$4,875	$ 4,924
Forest Products – 0.3%		
Ainsworth Lumber Co. Ltd.,		
11.000%, 7–29–15 (C)(E)	5,019	4,112
General Merchandise Stores – 0.7%		
Dollar General Corporation,		
11.875%, 7–15–17	8,692	10,170
Health Care Equipment – 0.6%		
Biomet, Inc.,		
11.625%, 10–15–17	5,450	6,070
ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation,		
10.875%, 11–15–14	2,770	3,012
		9,082
Health Care Facilities – 1.2%		
HCA Inc.:		
9.875%, 2–15–17	500	553
8.500%, 4–15–19	4,750	5,296
HealthSouth Corporation,		
8.125%, 2–15–20	8,200	8,528
Radiation Therapy Services, Inc.,		
9.875%, 4–15–17 (C)	4,260	4,207
		18,584
Health Care Services – 1.5%		
BioScrip, Inc.,		
10.250%, 10–1–15	2,580	2,638
Gentiva Health Services, Inc.,		
11.500%, 9–1–18 (C)	9,160	9,777
OnCure Holdings, Inc.,		
11.750%, 5–15–17 (C)	5,290	4,867
US Oncology, Inc.,		
10.750%, 8–15–14	5,075	5,278
		22,560
Home Furnishings – 0.3%		
Simmons Bedding Company,		
11.250%, 7–15–15 (C)	4,200	4,510
Hotels, Resorts & Cruise Lines – 0.8%		
Starwood Hotels & Resorts Worldwide, Inc.:		
6.750%, 5–15–18	8,000	8,600
7.150%, 12–1–19	3,100	3,364
		11,964
Human Resource & Employment Services – 0.4%		
SSI Investments II Ltd and SSI,		
11.125%, 6–1–18 (C)	5,375	5,899
Independent Power Producers & Energy Traders – 1.5%		
AES Corporation (The),		
9.750%, 4–15–16	6,000	6,900
Calpine Construction Finance Company, L.P.,		
8.000%, 6–1–16 (C)	9,600	10,272
Calpine Corporation,		
7.875%, 7–31–20 (C)	4,875	5,009
		22,181

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Conglomerates – 0.9%		
Pinafore, LLC and Pinafore, Inc.,		
9.000%, 10–1–18 (C)	$ 12,995	$ 13,645
Industrial Machinery – 0.7%		
Altra Holdings, Inc.,		
8.125%, 12–1–16	4,750	4,940
CPM Holdings, Inc.,		
10.625%, 9–1–14 (C)	5,350	5,765
		10,705
Integrated Telecommunication Services – 0.3%		
West Corporation,		
9.500%, 10–15–14	4,185	4,379
Internet Software & Services – 1.2%		
Equinix, Inc.,		
8.125%, 3–1–18	3,225	3,443
Terremark Worldwide, Inc.,		
12.000%, 6–15–17	13,237	15,124
		18,567
Investment Banking & Brokerage – 1.9%		
E*TRADE Financial Corporation:		
7.375%, 9–15–13	2,400	2,346
7.875%, 12–1–15	3,850	3,763
12.500%, 11–30–17	19,634	22,383
		28,492
IT Consulting & Other Services – 1.0%		
Broadview Networks Holdings, Inc.,		
11.375%, 9–1–12	3,480	3,410
Telvent GIT, S.A., Convertible,		
5.500%, 4–15–15 (C)	11,000	11,055
		14,465
Leisure Products – 0.3%		
Yonkers Racing Corporation,		
11.375%, 7–15–16 (C)	4,274	4,637
Life Sciences Tools & Services – 0.2%		
PharmaNet Development Group Inc.,		
10.875%, 4–15–17 (C)	2,400	2,478
Managed Health Care – 0.0%		
MultiPlan Inc.,		
9.875%, 9–1–18 (C)	460	481
Metal & Glass Containers – 0.2%		
Graham Packaging Company, L.P. and GPC Capital Corp. I,		
9.875%, 10–15–14	2,500	2,594
Motorcycle Manufacturers – 0.6%		
Harley-Davidson Funding Corp.,		
6.800%, 6–15–18 (C)	8,625	9,377
Movies & Entertainment – 0.8%		
MU Finance plc,		
8.375%, 2–1–17 (C)	3,900	3,803
Regal Cinemas Corporation,		
9.375%, 2–1–12	2,000	2,000
Wallace Theater Holdings Inc.,		
12.500%, 6–15–13 (C)(F)	5,590	5,590
		11,393

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Office Electronics – 0.5%		
Xerox Capital Trust I,		
8.000%, 2–1–27	$ 8,010	$ 8,149
Office Services & Supplies – 0.5%		
Interface, Inc.:		
11.375%, 11–1–13	5,250	5,959
9.500%, 2–1–14	1,850	1,912
		7,871
Oil & Gas Drilling – 2.9%		
RDS Ultra-Deepwater Ltd,		
11.875%, 3–15–17 (C)	8,385	8,762
Vantage Drilling Company,		
11.500%, 8–1–15 (C)	32,100	33,705
		42,467
Oil & Gas Equipment & Services – 0.4%		
Global Geophysical Services, Inc.,		
10.500%, 5–1–17 (C)	5,470	5,566
Oil & Gas Exploration & Production – 0.4%		
Anadarko Petroleum Corporation:		
5.950%, 9–15–16	3,900	4,260
6.375%, 9–15–17	2,280	2,513
		6,773
Oil & Gas Storage & Transportation – 0.3%		
Regency Energy Partners LP,		
9.375%, 6–1–16 (C)	4,430	4,884
Other Diversified Financial Services – 0.5%		
JPMorgan Chase & Co.,		
7.900%, 4–29–49 (F)	7,250	7,769
Packaged Foods & Meats – 0.5%		
FAGE Dairy Industry S.A. and FAGE USA Dairy Industry, Inc.,		
9.875%, 2–1–20 (C)	2,925	2,706
Pinnacle Foods Finance LLC,		
9.250%, 4–1–15 (C)	4,750	4,940
		7,646
Paper Products – 0.3%		
Buckeye Technologies Inc.,		
8.500%, 10–1–13	3,765	3,812
Pharmaceuticals – 0.7%		
Catalent Pharma Solutions, Inc.,		
9.750%, 4–15–17 (I)	EUR1,225	1,536
Quintiles Transnational Holdings Inc,		
9.500%, 12–30–14 (C)	$ 8,305	8,534
		10,070
Publishing – 0.1%		
Nielsen Finance LLC and Nielsen Finance Co.,		
7.750%, 10–15–18	1,900	1,886
Railroads – 0.4%		
Kansas City Southern de Mexico, S.A. de C.V.:		
12.500%, 4–1–16	2,915	3,490
8.000%, 2–1–18 (C)	2,100	2,258
		5,748

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 4.6%		
CapitalSource Inc.,		
12.750%, 7–15–14 (C)	$ 17,300	$ 20,111
CIT Group, Inc.:		
7.000%, 5–1–13	20,850	20,955
7.000%, 5–1–16	8,600	8,471
7.000%, 5–1–17	9,625	9,420
Marshall & Ilsley Corporation,		
5.000%, 1–17–17	10,450	9,962
		68,919
Restaurants – 2.4%		
CKE Restaurants, Inc.,		
11.375%, 7–15–18 (C)	32,900	33,723
NPC International, Inc.,		
9.500%, 5–1–14	1,970	2,009
		35,732
Security & Alarm Services – 0.5%		
DynCorp International Inc.,		
10.375%, 7–1–17 (C)	8,075	8,035
Specialty Chemicals – 0.1%		
Hexion Finance Escrow LLC and Hexion Escrow Corporation,		
8.875%, 2–1–18	1,950	1,911
Steel – 0.3%		
Severstal Columbus LLC,		
10.250%, 2–15–18 (C)	3,870	4,063
WireCo WorldGroup Inc.,		
9.500%, 5–15–17 (C)	1,950	2,004
		6,067
Wireless Telecommunication Service – 1.7%		
Digicel Group Limited:		
8.250%, 9–1–17 (C)	4,800	5,040
10.500%, 4–15–18 (C)	4,988	5,474
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (C)	14,200	15,913
		26,427
TOTAL CORPORATE DEBT SECURITIES – 66.9%		**$1,009,124**
(Cost: $940,703)		

MUNICIPAL BONDS – TAXABLE – 0.4%		
New York		
NYC Indl Dev Agy,		
11.000%, 3–1–29 (D)	5,000	**$ 6,467**
(Cost: $5,000)		

SENIOR LOANS	Principal	Value
Agricultural Products – 1.0%		
WM. Bolthouse Farms, Inc.,		
9.500%, 7–25–16 (F)	16,000	16,015
Alternative Carriers – 0.1%		
U.S. Telepacific Corp.,		
9.250%, 7–25–15 (F)	2,189	2,192

SENIOR LOANS (Continued)	Principal	Value
Apparel Retail – 1.1%		
St. John Knits International, Inc.,		
13.000%, 3–2–15 (F)	$ 17,000	$ 17,043
Broadcasting – 2.4%		
High Plains Broadcasting Operating Company, LLC,		
9.000%, 9–14–16 (F)	7,452	7,402
Newport Television LLC,		
9.000%, 9–14–16 (F)	28,506	28,316
		35,718
Communications Equipment – 1.0%		
Mitel Networks Corporation,		
7.352%, 8–15–15 (F)	17,259	15,706
Diversified Capital Markets – 0.5%		
Blackstone UTP Capital LLC,		
7.750%, 10–29–14 (F)	6,948	7,000
Diversified Support Services – 3.2%		
Advantage Sales and Marketing Inc.,		
8.500%, 4–5–17 (F)	28,833	28,726
N.E.W. Holdings I, LLC:		
9.500%, 3–5–17 (F)	6,805	6,727
9.500%, 3–5–17 (F)	6,805	6,727
9.500%, 3–5–17 (F)	6,805	6,727
		48,907
Education Services – 0.6%		
Laureate Education, Inc.,		
7.000%, 8–1–14 (F)	9,906	9,765
Electric Utilities – 3.8%		
Texas Competitive Electric Holdings Company, LLC:		
3.758%, 10–10–14 (F)	64,785	49,884
3.758%, 10–10–14 (F)	8,273	6,425
3.789%, 10–10–14 (F)	164	126
3.789%, 10–10–14 (F)	21	17
3.789%, 10–10–14 (F)	5	4
4.066%, 10–10–14 (F)	1,174	912
		57,368
Environmental & Facilities Services – 0.4%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 7–20–15 (F)	5,875	5,640
Health Care Services – 0.9%		
Gentiva Health Services, Inc.,		
6.750%, 5–23–16 (F)	13,740	13,688
Household Products – 0.5%		
Reynolds Group Holdings, Inc.,		
2.375%, 8–16–16 (F)	7,215	7,243
Hypermarkets & Super Centers – 0.6%		
Roundy's Supermarkets, Inc.,		
10.000%, 4–5–16 (F)	8,300	8,427

SENIOR LOANS (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 0.2%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.758%, 10–10–14 (F)	$ 821	$ 637
3.758%, 10–10–14 (F)	184	143
3.758%, 10–10–14 (F)	1,952	1,511
3.789%, 10–10–14 (F)	6	4
		2,295
Industrial Conglomerates – 0.2%		
Tomkins plc,		
6.750%, 9–7–16 (F).	2,405	2,425
Internet Software & Services – 2.3%		
SAVVIS Communications Corporation:		
6.750%, 7–9–16 (F).	17,341	17,394
6.750%, 7–9–16 (F).	159	160
Springboard Finance, L.L.C.,		
7.000%, 2–2–15 (F).	17,063	17,115
		34,669
Leisure Products – 2.8%		
Guitar Center, Inc.,		
3.760%, 10–9–14 (F)	10,000	8,955
Provo Craft & Novelty, Inc.,		
8.000%, 12–31–49 (F)	12,500	12,219
Red Football Joint Venture Ltd.,		
14.250%, 8–16–17 (F)(I)	GBP3,019	4,647
Visant Corporation,		
7.000%, 9–22–16 (F)	$ 15,000	15,062
		40,883
Oil & Gas Storage & Transportation – 0.5%		
Blueknight Energy Partners, L.P.:		
9.500%, 6–30–11 (F)	7,404	7,429
9.500%, 6–30–11 (F)	417	410
		7,839
Regional Banks – 0.9%		
CIT Group, Inc.,		
6.250%, 8–11–15 (F)	13,380	13,467
TOTAL SENIOR LOANS – 23.0%		**$ 346,290**
(Cost: $341,879)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (J) – 7.3%		
Bank of Nova Scotia,		
0.190%, 11–1–10	$ 4,455	$ 4,454
Clorox Co.:		
0.350%, 10–18–10	6,000	5,999
0.360%, 10–22–10	10,000	9,998
0.350%, 10–28–10	2,748	2,747
0.340%, 11–5–10	8,949	8,946
Corporacion Andina de Fomento,		
0.480%, 10–15–10	1,300	1,300
CVS Caremark Corporation:		
0.270%, 10-4–10	9,000	9,000
0.320%, 10–13–10	11,000	10,998
General Mills, Inc.,		
0.290%, 10–18–10	7,500	7,499
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
0.280%, 10–12–10	10,000	9,999
0.310%, 10–22–10	19,000	18,996
Hewlett-Packard Company,		
0.170%, 10–6–10	10,000	10,000
Kellogg Co.,		
0.240%, 10–5–10	7,000	7,000
McCormick & Co. Inc.,		
0.000%, 10–1–10	2,000	2,000
		108,936
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (K)	693	693
Municipal Obligations – Taxable – 1.1%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (Bank of New York (The)),		
0.500%, 10–1–10 (K)	16,490	16,490
TOTAL SHORT-TERM SECURITIES – 8.4%		**$ 126,119**
(Cost: $126,119)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$1,507,132**
(Cost: $1,423,903)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		29
NET ASSETS – 100.0%		**$1,507,161**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Citibank, N.A.	1,038	2–15–11	$229	$ —
Sell	British Pound	Citibank, N.A.	3,500	4–7–11	—	169
Sell	Euro	Citibank, N.A.	60	10–15–10	8	—
Sell	Euro	Citibank, N.A.	60	4–15–11	8	—
Sell	Euro	Citibank, N.A.	60	10–14–11	8	—
Sell	Euro	Citibank, N.A.	60	4–13–12	8	—
Sell	Euro	Citibank, N.A.	60	10–15–12	8	—
Sell	Euro	Citibank, N.A.	60	4–15–13	8	—
Sell	Euro	Citibank, N.A.	60	10–15–13	9	—
Sell	Euro	Citibank, N.A.	60	4–15–14	9	—
Sell	Euro	Citibank, N.A.	60	10–15–14	9	—
Sell	Euro	Citibank, N.A.	59	4–15–15	9	—
Sell	Euro	Citibank, N.A.	59	10–15–15	9	—
Sell	Euro	Citibank, N.A.	60	4–15–16	9	—
Sell	Euro	Citibank, N.A.	60	10–14–16	9	—
Sell	Euro	Citibank, N.A.	1,284	4–13–17	182	—
					$522	$169

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $603,988 or 40.1% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $18,218 or 1.2% of net assets.

(E) Payment-in-kind bonds.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(G) Zero coupon bond.

(H) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(I) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro and GBP – British Pound).

(J) Rate shown is the yield to maturity at September 30, 2010.

(K) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Ivy International Balanced Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**66.1%**
Financials	12.9%
Consumer Discretionary	9.9%
Energy	9.6%
Telecommunication Services	9.1%
Consumer Staples	6.2%
Information Technology	6.2%
Materials	4.7%
Industrials	4.7%
Health Care	2.8%
Bonds	**31.4%**
Other Government Securities	17.4%
Corporate Debt Securities	14.0%
Cash and Cash Equivalents	**2.5%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	292/561	52
3 Year	149/498	30
5 Year	21/407	6
10 Year	3/202	2

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**48.9%**
France	15.4%
United Kingdom	11.8%
Switzerland	3.9%
Netherlands	3.6%
Other Europe	14.2%
Pacific Basin	**38.3%**
Australia	14.8%
Japan	6.3%
Hong Kong	3.8%
Taiwan	3.5%
Other Pacific Basin	9.9%
North America	**4.5%**
South America	**4.4%**
Other	**1.4%**
Cash and Cash Equivalents	**2.5%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Credit Suisse Group, Registered Shares	Switzerland	Financials	Diversified Capital Markets
Foster's Group Limited	Australia	Consumer Staples	Brewers
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,058.90	1.47%	$ 7.62
Class B	$1,000	$1,054.50	2.46%	$12.64
Class C	$1,000	$1,055.70	2.15%	$11.10
Class E	$1,000	$1,059.60	1.33%	$ 6.90
Class I	$1,000	$1,061.50	1.00%	$ 5.15
Class Y	$1,000	$1,060.20	1.26%	$ 6.49
Based on 5% Return[2]				
Class A	$1,000	$1,017.68	1.47%	$ 7.47
Class B	$1,000	$1,012.75	2.46%	$12.38
Class C	$1,000	$1,014.29	2.15%	$10.88
Class E	$1,000	$1,018.41	1.33%	$ 6.76
Class I	$1,000	$1,020.05	1.00%	$ 5.05
Class Y	$1,000	$1,018.74	1.26%	$ 6.36

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy International Balanced Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia - 10.9%		
Australia and New Zealand Banking Group Limited (A)	123	$ 2,823
Coal & Allied Industries Limited (A)	25	2,526
Computershare Limited (A)	252	2,379
Crown Limited (A)	343	2,780
David Jones Limited (A)	554	2,666
Foster's Group Limited (A)	737	4,368
John Fairfax Holdings Limited (A)	1,534	2,172
Myer Holdings Limited (A)	776	2,821
Orica Limited (A)	108	2,682
Telstra Corporation Limited (A)	1,606	4,066
		29,283
Brazil - 0.8%		
Vivo Participacoes S.A., ADR	78	2,118
China - 2.4%		
China Mobile Limited (A)(B)	50	507
China Mobile Limited (A)	320	3,277
Industrial and Commercial Bank of China Limited, H Shares (A)(C)	3,712	2,765
		6,549
France - 9.2%		
ALSTOM (A)	42	2,139
AXA S.A. (A)	115	2,005
Sanofi-Aventis (A)	61	4,088
Schneider Electric S.A. (A)	19	2,380
Societe Generale (A)	40	2,291
TOTAL S.A. (A)	142	7,294
Vivendi Universal (A)	158	4,320
		24,517
Germany - 2.0%		
Bayer Aktiengesellschaft (A)	46	3,216
Deutsche Boerse AG (A)	31	2,050
		5,266
Hong Kong - 3.8%		
Cheung Kong (Holdings) Limited (A)	288	4,365
New World Development Company Limited (A)	1,508	3,040
Yue Yuen Industrial (Holdings) Limited (A)	769	2,848
		10,253
Israel - 1.4%		
Bezeq - Israel Telecommunication Corp., Ltd. (The) (A)	1,479	3,686
Italy - 1.7%		
Banca Intesa S.p.A. (A)	605	1,966
Mediaset S.p.A. (A)	379	2,689
		4,655
Japan - 6.3%		
LAWSON, INC. (A)	48	2,204
Mitsubishi Corporation (A)	99	2,359
Nissin Kogyo Co., Ltd. (A)	154	2,469
NTT DoCoMo, Inc. (A)	2	3,425
Shin-Etsu Chemical Co., Ltd. (A)	38	1,831
Sumitomo Corporation (A)	191	2,467
Trend Micro Incorporated (A)	74	2,196
		16,951
Netherlands - 1.2%		
Fugro N.V. (A)	47	3,095

COMMON STOCKS (Continued)	Shares	Value
Norway - 2.2%		
Seadrill Limited (A)	126	$ 3,638
StatoilHydro ASA (A)	110	2,293
		5,931
Russia - 1.0%		
Mobile TeleSystems OJSC, ADR	121	2,565
Singapore - 1.1%		
CapitaCommercial Trust (A)	2,506	2,820
Spain - 1.8%		
Indra Sistemas S.A. (A)	140	2,672
Tecnicas Reunidas, S.A. (A)	39	2,101
		4,773
Switzerland - 3.9%		
Credit Suisse Group, Registered Shares (A)	104	4,447
Roche Holdings AG, Genusscheine (A)	25	3,414
Syngenta AG (A)	10	2,480
		10,341
Taiwan - 3.5%		
High Tech Computer Corp. (A)	133	3,026
Siliconware Precision Industries Co., Ltd. (A)	2,965	3,113
Taiwan Semiconductor Manufacturing Company Ltd. (A)	1,681	3,335
		9,474
United Kingdom - 10.9%		
BAE Systems plc (A)	600	3,224
Barclays plc (A)	593	2,789
Home Retail Group plc (A)	594	1,921
Prudential plc (A)	334	3,339
Royal Dutch Shell plc, Class A (A)	148	4,467
tesco plc (A)	372	2,478
Unilever plc (A)	163	4,703
Vodafone Group plc (A)	1,816	4,482
WPP Group plc (A)	181	1,998
		29,401
United States - 2.0%		
Coca-Cola Company (The)	52	3,045
Southern Copper Corporation	68	2,403
		5,448
TOTAL COMMON STOCKS - 66.1%		**$177,126**
(Cost: $166,714)		

CORPORATE DEBT SECURITIES	Principal	
Argentina - 1.2%		
Arcos Dorados B.V., 7.500%, 10-1-19 (C)	$ 3,000	3,263
Australia - 2.2%		
Coles Myer Finance Limited, 6.000%, 7-25-12 (D)	AUD1,250	1,199
Fairfax Media Group Finance Pty Limited, 5.250%, 6-15-12 (D)	EUR2,000	2,767
Vodafone Group plc, 6.750%, 1-10-13 (D)	AUD2,000	1,945
		5,911

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brazil - 2.4%		
AmBev International Finance Co. Ltd.,		
9.500%, 7-24-17 (D)	BRL7,500	$ 4,387
Pontis Ltd.,		
6.250%, 12-20-49	$2,000	2,045
		6,432
Canada - 1.4%		
Teck Resources Limited,		
9.750%, 5-15-14	3,000	3,700
Denmark - 1.3%		
Carlsberg Finans A/S,		
7.000%, 2-26-13 (D)	GBP2,000	3,456
France - 2.3%		
Vivendi,		
7.750%, 1-23-14 (D)	EUR2,000	3,127
WPP Finance S.A.,		
5.250%, 1-30-15 (D)	2,000	2,942
		6,069
Luxembourg - 1.1%		
Wind Acquisition Finance S.A.:		
11.000%, 12-1-15 (D)	1,500	2,153
11.750%, 7-15-17 (C)	$ 750	840
		2,993
Netherlands - 1.2%		
Heineken N.V.,		
7.125%, 4-7-14 (D)	EUR2,000	3,098
United Kingdom - 0.9%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5-1-14	$2,000	2,470
TOTAL CORPORATE DEBT SECURITIES - 14.0%		$ 37,392
(Cost: $34,134)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Australia - 1.7%		
New South Wales Treasury Corporation,		
6.000%, 5-1-12 (D)	AUD4,600	4,512
France - 3.9%		
French Treasury Bond (OAT),		
4.250%, 10-25-17 (D)	EUR6,920	10,649
Malaysia - 2.6%		
Malaysian Government Bonds:		
3.756%, 4-28-11 (D)	MYR8,550	2,783
3.461%, 7-31-13 (D)	12,435	4,060
		6,843

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Mexico - 1.1%		
United Mexican States Government Bonds,		
8.000%, 12-19-13 (D)	MXN35,000	$ 2,986
Netherlands - 1.2%		
Netherlands Government Bonds,		
4.500%, 7-15-17 (D)	EUR2,000	3,137
New Zealand - 1.1%		
New Zealand Government Bonds,		
6.000%, 11-15-11 (D)	NZD3,910	2,948
Poland - 0.4%		
Poland Government Bonds,		
6.250%, 10-24-15 (D)	PLN3,250	1,171
South Korea - 2.7%		
Republic of Korea (The),		
7.125%, 4-16-19	$1,190	1,516
South Korea Treasury Bonds,		
5.250%, 9-10-12 (D)	KRW6,350,000	5,778
		7,294
Sweden - 2.7%		
Kingdom of Sweden (The),		
5.250%, 3-15-11 (D)	SEK47,170	7,130
TOTAL OTHER GOVERNMENT SECURITIES - 17.4%		$ 46,670
(Cost: $43,853)		
SHORT-TERM SECURITIES - 1.4%		
Master Note		
Toyota Motor Credit Corporation,		
0.150%, 10-1-10 (E)	$3,782	$ 3,782
(Cost: $3,782)		
TOTAL INVESTMENT SECURITIES - 98.9%		$264,970
(Cost: $248,483)		
CASH AND OTHER ASSETS, NET OF LIABILITIES - 1.1%		2,893
NET ASSETS - 100.0%		$267,863

Ivy International Balanced Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $507 or 0.2% of net assets.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $6,868 or 2.6% of net assets.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, BRL - Brazilian Real, EUR - Euro, GBP - British Pound, KRW - South Korean Won, MXN - Mexican Peso, MYR - Malaysian Ringgit, NZD - New Zealand Dollar, PLN - Polish Zloty and SEK - Swedish Krona).

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Other Government Securities	17.4%
Consumer Discretionary	15.3%
Financials	12.9%
Telecommunication Services	10.9%
Consumer Staples	10.7%
Energy	9.6%
Materials	7.0%
Information Technology	6.2%
Industrials	4.7%
Health Care	2.8%
Other+	2.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**98.6%**
Financials	18.5%
Consumer Discretionary	14.1%
Industrials	12.3%
Energy	11.4%
Information Technology	10.4%
Materials	10.2%
Telecommunication Services	9.9%
Consumer Staples	8.1%
Health Care	3.7%
Cash and Cash Equivalents	**1.4%**

Country Weightings

Europe	**52.1%**
United Kingdom	19.1%
France	13.3%
Switzerland	6.6%
Germany	5.7%
Other Europe	7.4%
Pacific Basin	**37.5%**
Japan	13.7%
Australia	11.2%
China	4.5%
Hong Kong	3.7%
Other Pacific Basin	4.4%
North America	**6.3%**
Other	**1.5%**
South America	**1.2%**
Cash and Cash Equivalents	**1.4%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	43/377	12
3 Year	3/307	1
5 Year	7/249	3
10 Year	6/141	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Credit Suisse Group, Registered Shares	Switzerland	Financials	Diversified Capital Markets
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment
Foster's Group Limited	Australia	Consumer Staples	Brewers
Barclays plc	United Kingdom	Financials	Diversified Banks

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

ILLUSTRATION OF FUND EXPENSES
Ivy International Core Equity Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,035.70	1.50%	$ 7.63
Class B	$1,000	$1,030.90	2.39%	$12.19
Class C	$1,000	$1,033.10	2.17%	$11.08
Class E	$1,000	$1,036.20	1.53%	$ 7.84
Class I	$1,000	$1,038.30	1.10%	$ 5.61
Class Y	$1,000	$1,036.90	1.36%	$ 6.93
Based on 5% Return[2]				
Class A	$1,000	$1,017.55	1.50%	$ 7.57
Class B	$1,000	$1,013.09	2.39%	$12.08
Class C	$1,000	$1,014.19	2.17%	$10.98
Class E	$1,000	$1,017.40	1.53%	$ 7.77
Class I	$1,000	$1,019.56	1.10%	$ 5.55
Class Y	$1,000	$1,018.26	1.36%	$ 6.86

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy International Core Equity Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 11.2%		
Australia and New Zealand Banking Group Limited (A)	522	$ 11,939
Computershare Limited (A)	1,188	11,194
Crown Limited (A)	1,370	11,109
Foster's Group Limited (A)	2,914	17,262
John Fairfax Holdings Limited (A)	7,007	9,922
Myer Holdings Limited (A)	2,544	9,246
Orica Limited (A)	482	11,986
Telstra Corporation Limited (A)	6,102	15,452
		98,110
Brazil – 1.2%		
Vivo Participacoes S.A., ADR	377	10,230
Canada – 2.4%		
Canadian Natural Resources Limited (A)	331	11,432
Research In Motion Limited (B)	201	9,762
		21,194
China – 4.5%		
China Mobile Limited (A)(C)	201	2,058
China Mobile Limited (A)	1,390	14,229
Industrial and Commercial Bank of China Limited, H Shares (A)(D)	7,027	5,235
Industrial and Commercial Bank of China Limited, H Shares (A)	9,205	6,857
ZTE Corporation, H Shares (A)	2,697	10,741
		39,120
France – 13.3%		
ALSTOM (A)	272	13,863
AXA S.A. (A)	585	10,236
Sanofi-Aventis (A)	286	19,067
Schneider Electric S.A. (A)	83	10,572
Societe Generale (A)	206	11,839
TOTAL S.A. (A)	645	33,260
Vivendi Universal (A)	639	17,472
		116,309
Germany – 5.7%		
Bayer Aktiengesellschaft (A)	232	16,158
DaimlerChrysler AG, Registered Shares (A)	216	13,645
Deutsche Boerse AG (A)	152	10,151
Deutsche Lufthansa Aktiengesellschaft (A)	529	9,700
		49,654
Hong Kong – 3.7%		
Cheung Kong (Holdings) Limited (A)	1,323	20,052
New World Development Company Limited (A)	6,249	12,597
		32,649
Israel – 1.5%		
Bezeq – Israel Telecommunication Corp., Ltd. (The) (A)	5,400	13,460
Italy – 2.3%		
Banca Intesa S.p.A. (A)	2,870	9,322
Mediaset S.p.A. (A)	1,567	11,109
		20,431
Japan – 13.7%		
Bridgestone Corporation (A)	779	14,190
JGC Corporation (A)	714	12,393
Komatsu Ltd. (A)	469	10,895
Mitsubishi Corporation (A)	499	11,839

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mitsubishi Electric Corporation (A)	1,266	$ 10,889
Nihon Densan Kabushiki Kaisha (A)	128	11,395
Nissin Kogyo Co., Ltd. (A)	968	15,475
Shin-Etsu Chemical Co., Ltd. (A)	198	9,661
Sumitomo Corporation (A)	1,003	12,924
Trend Micro Incorporated (A)	334	9,951
		119,612
Mexico – 2.6%		
Fomento Economico Mexicano, S.A.B. de C.V.	219	11,116
Grupo Modelo, S.A.B. de C.V., Series C (A)	2,076	11,485
		22,601
Netherlands – 1.4%		
Fugro N.V. (A)	189	12,399
Norway – 1.1%		
StatoilHydro ASA (A)	457	9,528
Russia – 1.4%		
Mobile TeleSystems OJSC, ADR	582	12,352
Singapore – 1.2%		
CapitaCommercial Trust (A)	8,961	10,085
Spain – 1.2%		
Tecnicas Reunidas, S.A. (A)	197	10,506
Switzerland – 6.6%		
Credit Suisse Group, Registered Shares (A)	463	19,779
Roche Holdings AG, Genusscheine (A)	95	12,971
Syngenta AG (A)	57	14,200
TEMENOS Group AG (A)(B)	342	10,484
		57,434
Taiwan – 3.2%		
High Tech Computer Corp. (A)	539	12,221
Taiwan Semiconductor Manufacturing Company Ltd., ADR	1,546	15,676
		27,897
United Kingdom – 19.1%		
BAE Systems plc (A)	2,686	14,444
Barclays plc (A)	3,608	16,979
BG Group plc (A)	351	6,159
Home Retail Group plc (A)	2,848	9,217
Prudential plc (A)	1,484	14,836
Rio Tinto plc (A)	224	13,110
Royal Dutch Shell plc, Class A (A)	586	17,638
tesco plc (A)	1,879	12,517
Unilever plc (A)	674	19,497
Vodafone Group plc (A)	7,921	19,547
WPP Group plc (A)	924	10,222
Xstrata plc (A)	683	13,078
		167,244
United States – 1.3%		
Southern Copper Corporation	319	11,213
TOTAL COMMON STOCKS – 98.6%		**$862,028**
(Cost: $805,595)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 1.7%		
Illinois Tool Works Inc.,		
0.170%, 10–6–10	$11,000	$ 10,999
John Deere Credit Limited (John Deere		
Capital Corporation),		
0.210%, 10–20–10	4,000	4,000
		14,999
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (F)	2,313	2,313
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 17,312
(Cost: $17,312)		
TOTAL INVESTMENT SECURITIES – 100.6%		$879,340
(Cost: $822,907)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		(5,041)
NET ASSETS – 100.0%		$874,299

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $2,058 or 0.2% of net assets.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $5,235 or 0.6% of net assets.

(E)Rate shown is the yield to maturity at September 30, 2010.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	18.5%
Consumer Discretionary	14.1%
Industrials	12.3%
Energy	11.4%
Information Technology	10.4%
Materials	10.2%
Telecommunication Services	9.9%
Consumer Staples	8.1%
Health Care	3.7%
Other+	1.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Stocks	**95.9%**
Consumer Discretionary	16.7%
Consumer Staples	14.5%
Financials	13.0%
Information Technology	11.8%
Industrials	10.3%
Materials	8.1%
Energy	8.0%
Telecommunication Services	6.5%
Health Care	5.1%
Utilities	1.9%
Cash and Cash Equivalents	**4.1%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	71/202	35
3 Year	103/167	62
5 Year	59/126	47
10 Year	52/84	62

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**58.2%**
United Kingdom	19.7%
Germany	12.5%
Switzerland	7.6%
France	6.8%
Other Europe	11.6%
Pacific Basin	**29.9%**
Japan	9.6%
Australia	5.6%
Hong Kong	5.3%
China	4.9%
Other Pacific Basin	4.5%
North America	**5.4%**
South America	**2.4%**
Cash and Cash Equivalents	**4.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
British American Tobacco plc	United Kingdom	Consumer Staples	Tobacco
Foster's Group Limited	Australia	Consumer Staples	Brewers
VINCI	France	Industrials	Construction & Engineering
Pinault-Printemps-Redoute S.A.	France	Consumer Discretionary	Department Stores
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
TEMENOS Group AG	Switzerland	Information Technology	Systems Software
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Bayer Aktiengesellschaft	Germany	Materials	Diversified Chemicals
High Tech Computer Corp.	Taiwan	Information Technology	Computer Hardware

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,035.10	1.60%	$ 8.14
Class B	$1,000	$1,030.40	2.61%	$13.30
Class C	$1,000	$1,030.50	2.59%	$13.20
Class E**	$1,000	$1,036.20	1.36%	$ 6.92
Class I	$1,000	$1,037.20	1.21%	$ 6.21
Class Y	$1,000	$1,036.50	1.42%	$ 7.23
Based on 5% Return[2]				
Class A	$1,000	$1,017.05	1.60%	$ 8.07
Class B	$1,000	$1,011.99	2.61%	$13.18
Class C	$1,000	$1,012.10	2.59%	$13.08
Class E**	$1,000	$1,018.25	1.36%	$ 6.86
Class I	$1,000	$1,019.00	1.21%	$ 6.16
Class Y	$1,000	$1,017.96	1.42%	$ 7.16

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy International Growth Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 5.6%		
Foster's Group Limited (A)	771	$ 4,567
Orica Limited (A)	78	1,930
Telstra Corporation Limited (A)	1,376	3,485
		9,982
Belgium – 1.1%		
InBev NV (A)	34	1,999
Brazil – 2.4%		
Banco Santander Brasil S.A., Units (A)(B)	126	1,705
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias eFuturos (A)	317	2,653
		4,358
Canada – 1.1%		
Canadian Natural Resources Limited (A)	57	1,958
China – 4.9%		
China Construction Bank Corporation (A)	2,848	2,496
Sino-Forest Corporation, Class A (A)(C)	97	1,613
Tingyi Holding Corp. (A)	764	2,107
Wynn Macau, Limited (A)(C)	1,428	2,470
		8,686
France – 6.8%		
Cap Gemini S.A. (A)	28	1,424
Pinault-Printemps-Redoute S.A. (A)	26	4,175
Technip-Coflexip (A)	28	2,230
VINCI (A)	88	4,393
		12,222
Germany – 10.4%		
adidas AG (A)	57	3,552
Bayer Aktiengesellschaft (A)	56	3,886
DaimlerChrysler AG, Registered Shares (A)	65	4,128
Deutsche Boerse AG (A)	34	2,239
QIAGEN N.V. (A)(C)	118	2,112
SAP Aktiengesellschaft (A)	54	2,685
		18,602
Hong Kong – 5.3%		
Cheung Kong (Holdings) Limited (A)	215	3,258
Henderson Land Development Company Limited (A)	430	3,062
Yue Yuen Industrial (Holdings) Limited (A)	874	3,239
		9,559
India – 2.4%		
Genpact Limited (C)	54	964
Hero Honda Motors Limited (A)	47	1,960
INFRASTRUCTURE DEVELOPMENT FINANCE COMPANY LIMITED (A)(B)	285	1,284
		4,208
Italy – 1.7%		
Saipem S.p.A. (A)	74	2,959
Japan – 9.6%		
Bridgestone Corporation (A)	175	3,182
Honda Motor Co., Ltd. (A)	79	2,793
JGC Corporation (A)	160	2,777
KONAMI CORPORATION (A)	129	2,283
Mitsubishi Corporation (A)	129	3,057
Nissin Kogyo Co., Ltd. (A)	143	2,280
YAMADA-DENKI Co., Ltd. (A)	12	739
		17,111
Mexico – 1.3%		
Grupo Modelo, S.A.B. de C.V., Series C (A)	428	$ 2,370
Netherlands – 2.1%		
ASML Holding N.V., Ordinary Shares (A)	43	1,298
Koninklijke KPN N.V. (A)	163	2,523
		3,821
Norway – 1.3%		
Seadrill Limited (A)	83	2,390
Spain – 2.7%		
Tecnicas Reunidas, S.A. (A)	47	2,515
Telefonica, S.A. (A)	97	2,401
		4,916
Sweden – 2.7%		
ASSA ABLOY AB, Class B (A)	91	2,297
Telefonaktiebolaget LM Ericsson, B Shares (A)	228	2,503
		4,800
Switzerland – 7.6%		
Credit Suisse Group, Registered Shares (A)	46	1,979
Nestle S.A., Registered Shares (A)	77	4,076
Swatch Group Ltd (The), Bearer Shares (A)	2	583
Syngenta AG (A)	12	2,910
TEMENOS Group AG (A)(C)	132	4,033
		13,581
Taiwan – 2.1%		
High Tech Computer Corp. (A)	164	3,731
United Kingdom – 19.7%		
Barclays plc (A)	165	774
British American Tobacco plc (A)	135	5,036
Capita Group plc (The) (A)	226	2,795
Diageo plc (A)	188	3,239
GlaxoSmithKline plc (A)	164	3,229
International Power plc (A)	551	3,358
Prudential plc (A)	395	3,950
Rio Tinto plc (A)	33	1,952
Serco Group plc (A)	300	2,898
tesco plc (A)	343	2,282
Vodafone Group plc (A)	1,398	3,450
Xstrata plc (A)	116	2,224
		35,187
United States – 3.0%		
QUALCOMM Incorporated	46	2,084
Schlumberger Limited	40	2,446
Virgin Media Inc.	40	923
		5,453
TOTAL COMMON STOCKS – 93.8%		**$167,893**
(Cost: $153,908)		

PREFERRED STOCKS – 2.1%	Shares	Value
Germany		
Fresenius AG (A)	46	**$ 3,704**
(Cost: $3,340)		

Ivy International Growth Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 2.2%		
John Deere Credit Limited (John Deere Capital Corporation), 0.210%, 10–20–10	$4,000	$ 4,000
Master Note – 2.7%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (E)	4,819	4,819
TOTAL SHORT-TERM SECURITIES – 4.9%		**$ 8,819**
(Cost: $8,819)		
TOTAL INVESTMENT SECURITIES – 100.8%		**$180,416**
(Cost: $166,067)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8%)		**(1,517)**
NET ASSETS – 100.0%		**$178,899**

Notes to Schedule of Investments

The following total return swaps were outstanding at September 30, 2010:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
UBS AG, London	$1,493	Sany Heavy Industry Co., Ltd.	4–21–11	USD LIBOR + 0.700%	$ 583
UBS AG, London	745	Sany Heavy Industry Co., Ltd.	4–25–11	USD LIBOR + 0.700%	291
UBS AG, London	735	Sany Heavy Industry Co., Ltd.	4–26–11	USD LIBOR + 0.700%	287
					$1,161

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $2,989 or 1.7% of net assets.

(C)No dividends were paid during the preceding 12 months.

(D)Rate shown is the yield to maturity at September 30, 2010.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date the variable rate resets.

Market Sector Diversification (as a % of net assets)	
Consumer Discretionary	16.7%
Consumer Staples	14.5%
Financials	13.0%
Information Technology	11.8%
Industrials	10.3%
Materials	8.1%
Energy	8.0%
Telecommunication Services	6.5%
Health Care	5.1%
Utilities	1.9%
Other+	4.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	99.6%
Information Technology	43.1%
Consumer Discretionary	19.5%
Financials	8.6%
Health Care	8.4%
Industrials	7.7%
Energy	5.1%
Consumer Staples	3.8%
Materials	3.4%
Cash and Cash Equivalents	**0.4%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	627/852	74
3 Year	451/732	62
5 Year	124/614	21
10 Year	51/344	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
NetApp, Inc.	Information Technology
Google Inc., Class A	Information Technology
Cognizant Technology Solutions Corporation, Class A	Information Technology
Microchip Technology Incorporated	Information Technology
Schlumberger Limited	Energy
JPMorgan Chase & Co.	Financials
Emerson Electric Co.	Industrials
Allergan, Inc.	Health Care
VMware, Inc., Class A	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Large Cap Growth Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 983.10	1.15%	$ 5.75
Class B	$1,000	$ 978.20	2.36%	$11.67
Class C	$1,000	$ 979.90	2.00%	$ 9.90
Class E	$1,000	$ 983.90	1.15%	$ 5.75
Class I	$1,000	$ 984.30	0.92%	$ 4.56
Class R	$1,000	$ 982.10	1.46%	$ 7.23
Class Y	$1,000	$ 984.20	1.06%	$ 5.26
Based on 5% Return[2]				
Class A	$1,000	$1,019.30	1.15%	$ 5.86
Class B	$1,000	$1,013.23	2.36%	$11.88
Class C	$1,000	$1,015.06	2.00%	$10.08
Class E	$1,000	$1,019.30	1.15%	$ 5.86
Class I	$1,000	$1,020.46	0.92%	$ 4.65
Class R	$1,000	$1,017.75	1.46%	$ 7.36
Class Y	$1,000	$1,019.75	1.06%	$ 5.35

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Large Cap Growth Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.0%		
Precision Castparts Corp.	189	$ 24,120
Air Freight & Logistics – 0.1%		
FedEx Corporation	10	838
Application Software – 2.3%		
salesforce.com, inc. (A)	168	18,771
Asset Management & Custody Banks – 2.6%		
T. Rowe Price Group, Inc.	414	20,750
Automotive Retail – 1.6%		
AutoZone, Inc. (A)	29	6,570
O'Reilly Automotive, Inc. (A)	114	6,086
		12,656
Broadcasting – 0.9%		
Discovery Holding Company, Class A (A)	162	7,046
Casinos & Gaming – 4.6%		
Las Vegas Sands, Inc. (A)	370	12,895
Wynn Resorts, Limited	277	24,009
		36,904
Communications Equipment – 6.2%		
Cisco Systems, Inc. (A)	1,130	24,747
Juniper Networks, Inc. (A)	130	3,930
QUALCOMM Incorporated	504	22,750
		51,427
Computer Hardware – 9.7%		
Apple Inc. (A)	254	72,017
Hewlett-Packard Company	183	7,686
		79,703
Computer Storage & Peripherals – 4.7%		
NetApp, Inc. (A)	764	38,035
Consumer Finance – 2.1%		
American Express Company	406	17,060
Data Processing & Outsourced Services – 3.0%		
Visa Inc., Class A	323	23,964
Department Stores – 2.5%		
Kohl's Corporation (A)	388	20,440
Electrical Components & Equipment – 3.6%		
Emerson Electric Co.	562	29,589
Environmental & Facilities Services – 1.0%		
Stericycle, Inc. (A)	120	8,310
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company	15	729
Footwear – 1.1%		
NIKE, Inc., Class B	113	9,032

COMMON STOCKS (Continued)	Shares	Value
General Merchandise Stores – 0.8%		
Target Corporation	124	$ 6,637
Health Care Equipment – 1.0%		
Intuitive Surgical, Inc. (A)	28	8,030
Home Improvement Retail – 0.2%		
Home Depot, Inc. (The)	52	1,638
Hotels, Resorts & Cruise Lines – 4.0%		
Carnival Corporation	308	11,753
Starwood Hotels & Resorts Worldwide, Inc.	401	21,073
		32,826
Household Products – 0.6%		
Colgate-Palmolive Company	64	4,888
Industrial Gases – 1.8%		
Praxair, Inc.	168	15,137
Internet Software & Services – 4.7%		
Google Inc., Class A (A)	72	37,909
IT Consulting & Other Services – 4.4%		
Cognizant Technology Solutions Corporation, Class A (A)	553	35,671
Life Sciences Tools & Services – 0.5%		
Thermo Fisher Scientific Inc. (A)	86	4,108
Movies & Entertainment – 1.0%		
Walt Disney Company (The)	242	8,006
Oil & Gas Equipment & Services – 5.1%		
Halliburton Company	245	8,115
Schlumberger Limited	536	33,024
		41,139
Other Diversified Financial Services – 3.9%		
JPMorgan Chase & Co.	844	32,116
Personal Products – 0.6%		
Estee Lauder Companies Inc. (The), Class A	82	5,204
Pharmaceuticals – 6.9%		
Abbott Laboratories	55	2,890
Allergan, Inc.	431	28,668
Teva Pharmaceutical Industries Limited, ADR	458	24,133
		55,691
Restaurants – 2.8%		
Starbucks Corporation	488	12,490
YUM! Brands, Inc.	228	10,479
		22,969
Semiconductors – 4.5%		
Altera Corporation	27	805
Broadcom Corporation, Class A	73	2,583
Microchip Technology Incorporated	1,057	33,243
		36,631

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 2.6%		
Coca-Cola Company (The)	141	$ 8,275
PepsiCo, Inc.	185	12,291
		20,566
Specialty Chemicals – 1.5%		
Ecolab Inc.	233	11,827
Systems Software – 3.6%		
Microsoft Corporation	168	4,112
VMware, Inc., Class A (A)	293	24,896
		29,008
TOTAL COMMON STOCKS – 99.6%		$809,375
(Cost: $660,820)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.3%		
E.I. du Pont de Nemours and Company,		
0.190%, 10–18–10	$2,500	2,500
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (C)	2,055	2,055
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 4,555
(Cost: $4,555)		
TOTAL INVESTMENT SECURITIES – 100.2%		$813,930
(Cost: $665,375)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(1,718)
NET ASSETS – 100.0%		$812,212

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2010.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**97.4%**
United States Government and Government Agency Obligations	50.7%
Corporate Debt Securities	44.2%
Municipal Bonds – Taxable	2.5%
Cash and Cash Equivalents	**2.6%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	135/143	94
3 Year	79/133	59
5 Year	83/123	67
10 Year	69/73	94

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Quality Weightings

Investment Grade	**97.1%**
AAA	53.7%
AA	7.9%
A	15.5%
BBB	20.0%
Non-Investment Grade	**0.3%**
BB	0.3%
Cash and Cash Equivalents	**2.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,035.40	0.94%	$4.78
Class B	$1,000	$1,031.10	1.76%	$8.94
Class C	$1,000	$1,031.70	1.65%	$8.43
Class E	$1,000	$1,034.90	1.00%	$5.09
Class I	$1,000	$1,036.70	0.69%	$3.46
Class Y	$1,000	$1,035.50	0.94%	$4.78
Based on 5% Return[2]				
Class A	$1,000	$1,020.37	0.94%	$4.75
Class B	$1,000	$1,016.25	1.76%	$8.87
Class C	$1,000	$1,016.80	1.65%	$8.37
Class E	$1,000	$1,020.05	1.00%	$5.05
Class I	$1,000	$1,021.62	0.69%	$3.44
Class Y	$1,000	$1,020.37	0.94%	$4.75

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Limited-Term Bond Fund (in thousands)

CORPORATE DEBT SECURITIES	Principal	Value
Air Freight & Logistics – 0.6%		
Federal Express Corporation, 9.650%, 6–15–12	$ 6,005	$ 6,802
Airlines – 0.5%		
Southwest Airlines Co., 6.500%, 3–1–12	5,750	6,093
Asset Management & Custody Banks – 0.4%		
State Street Corporation, 4.300%, 5–30–14	2,000	2,200
TIAA Global Markets, Inc., 5.125%, 10–10–12 (A)	2,250	2,434
		4,634
Asset-Backed Security – 0.5%		
American Express Travel Related Services Co., Inc., 5.250%, 11–21–11 (B)	6,000	6,249
Brewers – 1.0%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14 (A)	5,500	6,176
4.125%, 1–15–15	5,000	5,384
		11,560
Broadcasting – 0.4%		
NBC Universal, Inc., 3.650%, 4–30–15 (A)	5,000	5,280
Cable & Satellite – 1.8%		
Comcast Cable Communications, Inc., 6.750%, 1–30–11	5,000	5,097
DirecTV Holdings LLC and DirecTV Financing Co., 7.625%, 5–15–16	10,000	11,151
Time Warner Cable Inc., 3.500%, 2–1–15	3,750	3,937
		20,185
Communications Equipment – 0.4%		
Cisco Systems, Inc., 5.250%, 2–22–11	5,000	5,091
Computer & Electronics Retail – 1.0%		
Best Buy Co., Inc., 6.750%, 7–15–13	11,030	12,337
Computer Hardware – 1.7%		
Hewlett-Packard Company, 2.125%, 9–13–15	17,500	17,660
International Business Machines Corporation, 6.500%, 10–15–13	2,500	2,906
		20,566
Construction & Farm Machinery & Heavy Trucks – 1.2%		
Caterpillar Inc., 7.000%, 12–15–13	2,000	2,374
John Deere Capital Corporation, 2.800%, 9–18–17	12,000	12,100
		14,474

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 1.1%		
American Express Credit Corporation, 2.750%, 9–15–15	$11,000	$ 11,075
Capital One Financial Corporation, 7.375%, 5–23–14	2,000	2,335
		13,410
Data Processing & Outsourced Services – 1.0%		
Western Union Company (The), 6.500%, 2–26–14	10,200	11,718
Diversified Banks – 1.3%		
Barclays Bank plc, 2.500%, 1–23–13	5,000	5,109
U.S. Bancorp, 3.150%, 3–4–15	5,000	5,287
Wells Fargo & Company, 3.625%, 4–15–15	3,500	3,713
Wells Fargo Financial, Inc., 5.500%, 8–1–12	1,487	1,599
		15,708
Diversified Capital Markets – 0.9%		
Deutsche Bank AG, 3.450%, 3–30–15	9,900	10,443
Diversified Chemicals – 0.5%		
Dow Chemical Company (The), 7.600%, 5–15–14	5,000	5,842
Diversified Metals & Mining – 0.9%		
BHP Billiton Finance (USA) Limited, 5.500%, 4–1–14	4,000	4,502
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	5,000	6,175
		10,677
Drug Retail – 1.1%		
CVS Caremark Corporation, 3.250%, 5–18–15	6,500	6,792
Walgreen Co., 4.875%, 8–1–13	6,000	6,657
		13,449
Electric Utilities – 2.1%		
Allegheny Energy, Inc., 8.250%, 4–15–12 (A)	2,540	2,743
DPL Inc., 6.875%, 9–1–11	10,000	10,531
Oncor Electric Delivery Company, 6.375%, 5–1–12	7,500	8,168
Southern Power Company, 6.250%, 7–15–12	4,500	4,901
		26,343
Environmental & Facilities Services – 0.8%		
Allied Waste Industries, Inc., 6.500%, 11–15–10	4,375	4,404
Waste Management, Inc., 6.375%, 3–11–15	4,175	4,897
		9,301
Food Distributors – 0.7%		
Cargill, Inc., 5.600%, 9–15–12 (A)	7,732	8,355

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Services – 0.3%		
Medco Health Solutions, Inc., 2.750%, 9–15–15	$ 3,500	$ 3,557
Home Improvement Retail – 0.3%		
Lowe's Companies, Inc., 5.600%, 9–15–12	3,736	4,070
Industrial Conglomerates – 1.1%		
General Electric Capital Corporation, 3.750%, 11–14–14	8,000	8,475
General Electric Capital Corporation (Federal Deposit Insurance Corporation), 3.000%, 12–9–11 (C)	6,000	6,183
		14,658
Industrial Machinery – 0.5%		
Illinois Tool Works Inc., 5.150%, 4–1–14	5,000	5,676
Integrated Oil & Gas – 2.2%		
Chevron Corporation, 3.950%, 3–3–14	5,000	5,469
ConocoPhillips, 4.600%, 1–15–15	5,500	6,179
Petro-Canada, 4.000%, 7–15–13	9,500	10,071
Western Oil Sands Inc., 8.375%, 5–1–12	4,000	4,405
		26,124
Integrated Telecommunication Services – 1.9%		
AT&T Inc., 4.950%, 1–15–13	500	543
AT&T Wireless Services, Inc., 7.875%, 3–1–11	9,885	10,180
Deutsche Telekom International Finance B.V., 4.875%, 7–8–14	4,000	4,399
Verizon New York Inc., 6.875%, 4–1–12	7,050	7,604
		22,726
Internet Software & Services – 0.8%		
British Telecommunications plc:		
5.150%, 1–15–13	1,000	1,069
5.950%, 1–15–18	7,878	8,782
		9,851
Investment Banking & Brokerage – 1.7%		
Goldman Sachs Group, Inc. (The):		
6.875%, 1–15–11	3,500	3,562
3.700%, 8–1–15	7,000	7,165
Morgan Stanley, 4.100%, 1–26–15	10,000	10,336
		21,063
Life & Health Insurance – 1.0%		
MetLife Global Funding I:		
5.125%, 6–10–14 (A)	3,500	3,884
2.500%, 9–29–15 (B)	8,000	8,019
		11,903
Multi-Utilities – 1.3%		
NiSource Finance Corp., 7.875%, 11–15–10	10,000	10,069
SCANA Corporation, 6.250%, 2–1–12	5,000	5,319
		15,388
Office Electronics – 0.2%		
Xerox Corporation, 7.625%, 6–15–13	$2,435	$ 2,466
Oil & Gas Drilling – 0.4%		
Weatherford International, Inc., 5.950%, 6–15–12	5,000	5,361
Oil & Gas Storage & Transportation – 2.1%		
AGL Capital Corporation, 7.125%, 1–14–11	4,000	4,069
DCP Midstream Operating, LP, 3.250%, 10–1–15	5,500	5,525
DCP Midstream, LLC, 9.700%, 12–1–13 (A)	4,500	5,515
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	5,762	6,290
Northern Natural Gas, 7.000%, 6–1–11 (B)	4,000	4,155
		25,554
Other Diversified Financial Services – 2.5%		
Bank of America Corporation, 6.500%, 8–1–16	5,000	5,625
Bank of America Corporation (Federal Deposit Insurance Corporation), 3.125%, 6–15–12 (C)	6,000	6,251
Citigroup Inc. (Federal Deposit Insurance Corporation), 2.875%, 12–9–11 (C)	6,000	6,174
JPMorgan Chase & Co.:		
4.650%, 6–1–14	5,000	5,475
3.700%, 1–20–15	6,850	7,238
		30,763
Packaged Foods & Meats – 2.0%		
General Mills, Inc., 6.000%, 2–15–12	5,000	5,333
Kellogg Company, 6.600%, 4–1–11	8,000	8,244
Kraft Foods Inc.:		
2.625%, 5–8–13	1,810	1,876
6.750%, 2–19–14	5,000	5,816
4.125%, 2–9–16	2,500	2,706
		23,975
Pharmaceuticals – 2.2%		
Eli Lilly and Company, 4.200%, 3–6–14	5,775	6,358
Merck & Co., Inc., 4.000%, 6–30–15	2,000	2,214
Novartis Capital Corporation, 4.125%, 2–10–14	2,000	2,184
Pfizer Inc., 5.350%, 3–15–15	5,000	5,771
Roche Holdings Ltd, 5.000%, 3–1–14 (A)	4,000	4,473
Wyeth, 5.500%, 2–1–14	5,000	5,675
		26,675
Property & Casualty Insurance – 1.3%		
Berkshire Hathaway Finance Corporation:		
4.000%, 4–15–12	8,000	8,390
4.750%, 5–15–12	550	584
5.000%, 8–15–13	1,500	1,660

Ivy Limited-Term Bond Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Property & Casualty Insurance (Continued)		
Fidelity National Financial, Inc., 6.600%, 5–15–17	$5,000	$ 5,161
		15,795
Restaurants – 0.5%		
YUM! Brands, Inc., 4.250%, 9–15–15	5,750	6,268
Soft Drinks – 0.8%		
Bottling Group, LLC, 6.950%, 3–15–14	2,000	2,372
Coca-Cola Company (The), 3.625%, 3–15–14	4,200	4,540
Coca-Cola Enterprises Inc., 4.250%, 3–1–15	3,000	3,325
		10,237
Systems Software – 0.7%		
Microsoft Corporation, 1.625%, 9–25–15	8,500	8,510
Wireless Telecommunication Service – 0.5%		
America Movil, S.A.B. de C.V., 3.625%, 3–30–15	2,800	2,917
American Tower Corporation, 4.625%, 4–1–15	3,000	3,201
		6,118
TOTAL CORPORATE DEBT SECURITIES – 44.2%		**$ 535,255**
(Cost: $504,090)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Georgia – 0.2%		
Hosp Auth of Savannah, Rev Bonds, St. Joseph's/Candler Hlth System, Inc., Ser 1998C, 6.625%, 7–1–18	1,785	1,872
Hawaii – 0.4%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A:		
1.955%, 8–1–13	515	528
2.498%, 8–1–14	1,240	1,288
3.335%, 8–1–16	3,100	3,286
		5,102
Nebraska – 0.6%		
NE Pub Power Dist, General Rev Bonds, Ser 2008A, 5.140%, 1–1–14	6,150	6,841
Rhode Island – 0.4%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A, 5.050%, 10–1–14	5,000	5,422
Utah – 0.9%		
The Cent UT Wtr Conservancy Dist, Taxable Wtr Conservancy Rev Bds, Ser 2010A:		
4.150%, 10–1–20	6,455	6,749
4.400%, 10–1–21	4,150	4,333
		11,082
TOTAL MUNICIPAL BONDS – TAXABLE – 2.5%		**$ 30,319**
(Cost: $28,566)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 11.7%		
Federal Farm Credit Bank:		
4.750%, 9–30–15	$ 4,000	$ 4,605
5.250%, 1–6–16	4,000	4,706
Federal Home Loan Bank:		
1.750%, 12–14–12	16,000	16,378
4.375%, 9–13–13	6,000	6,622
2.375%, 3–14–14	7,000	7,309
2.875%, 9–11–15	8,000	8,409
Federal Home Loan Mortgage Corporation, 1.625%, 4–15–13	10,000	10,227
Federal National Mortgage Association:		
4.000%, 1–18–13	2,500	2,523
4.375%, 7–17–13	8,000	8,786
1.500%, 6–15–15	10,000	10,081
1.450%, 6–29–15	11,000	11,114
3.000%, 6–30–15	19,000	19,511
1.250%, 8–6–15	12,000	12,086
3.100%, 10–16–15	10,000	10,373
2.000%, 12–30–15	10,000	10,004
		142,734
Mortgage-Backed Obligations – 17.0%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.500%, 1–15–18	2,405	2,525
4.000%, 6–15–22	3,698	3,862
4.000%, 2–15–23	5,979	6,272
4.500%, 6–15–27	7,246	7,614
4.500%, 5–15–32	7,000	7,685
5.000%, 9–15–34	4,628	4,875
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 5–15–31	874	892
5.500%, 12–15–31	2,193	2,289
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 4–1–20	2,946	3,184
4.500%, 10–1–20	3,353	3,561
6.000%, 11–1–36	1,564	1,686
Federal National Mortgage Association Agency REMIC/CMO:		
4.720%, 9–20–12	5,642	5,928
4.780%, 1–25–17	4,031	4,031
5.000%, 11–25–17	9,268	10,082
5.500%, 12–25–17	7,162	7,915
4.500%, 2–25–28	1,602	1,656
5.500%, 7–15–32	4,687	5,018
5.000%, 12–15–34	5,000	5,418
4.500%, 3–25–37	8,145	8,723
5.500%, 4–25–37	6,179	6,727
4.000%, 3–25–39	4,289	4,487
4.000%, 11–25–39	10,663	11,294
4.500%, 6–25–40	11,251	12,014
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
1.125%, 9–27–13	10,500	10,529
5.500%, 9–1–17	8,107	8,781
4.500%, 9–1–19	8,402	8,913
5.500%, 2–1–22	8,215	8,882
6.000%, 6–1–22	4,447	4,824
5.500%, 11–1–22	883	955
5.000%, 4–1–28	4,938	5,218
5.000%, 5–1–28	1,266	1,337

Ivy Limited-Term Bond Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued)		
5.000%, 6–25–32	$ 2,385	$ 2,485
6.000%, 7–1–38	3,654	3,929
Government National Mortgage Association Agency REMIC/CMO:		
4.585%, 8–16–34	1,700	1,855
5.000%, 4–16–39	4,531	4,842
4.500%, 8–20–40	13,907	14,684
		204,972
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 28.7%		**$ 347,706**
(Cost: $338,880)		

UNITED STATES GOVERNMENT OBLIGATIONS – 22.0%	Principal	Value
Treasury Obligations		
United States Treasury Notes:		
4.625%, 2–29–12	5,000	5,303
1.000%, 4–30–12	20,000	20,202
3.875%, 2–15–13	6,000	6,486
3.375%, 7–31–13	10,000	10,791
4.250%, 8–15–13	11,500	12,701
1.500%, 12–31–13	20,000	20,502
1.750%, 3–31–14	20,000	20,652
2.375%, 8–31–14	10,000	10,553
2.375%, 2–28–15	10,000	10,549
2.500%, 4–30–15	35,000	37,110
2.125%, 5–31–15	25,000	26,070
3.000%, 2–28–17	25,000	26,893
2.375%, 7–31–17	710	734
3.500%, 5–15–20	30,000	32,566
2.625%, 8–15–20	25,000	25,230
(Cost: $257,306)		**$ 266,342**

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 1.0%		
CVS Caremark Corporation, 0.270%, 10-4-10	$2,000	$ 2,000
McCormick & Co. Inc., 0.000%, 10–1–10	2,195	2,195
Straight-A Funding, LLC (Federal Financing Bank), 0.210%, 11–5–10	5,000	4,999
W.W. Grainger, Inc., 0.160%, 10–6–10	3,000	3,000
		12,194
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (E)	1,686	1,686
Municipal Obligations – Taxable – 0.4%		
LA Pub Fac Auth, Var Rate Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 0.500%, 10–1–10 (E)	3,000	3,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.), 0.260%, 10–1–10 (E)	2,000	2,000
		5,000
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corporation, 0.240%, 12–15–10 (E)	1,889	1,889
TOTAL SHORT-TERM SECURITIES – 1.7%		**$ 20,769**
(Cost: $20,769)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$1,200,391**
(Cost: $1,149,611)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**11,096**
NET ASSETS – 100.0%		**$1,211,487**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $45,150 or 3.7% of net assets.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $18,423 or 1.5% of net assets.

(C)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(D)Rate shown is the yield to maturity at September 30, 2010.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Managed European/Pacific Fund

Ivy Pacific Opportunities Fund, Class I	80.4%
Ivy European Opportunities Fund, Class I	19.4%
Cash and Cash Equivalents	0.2%

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund, Class I	39.3%
Ivy International Core Equity Fund, Class I	20.2%
Ivy International Balanced Fund, Class I	20.1%
Ivy European Opportunities Fund, Class I	10.2%
Ivy International Growth Fund, Class I	10.1%
Cash and Cash Equivalents	0.1%

Ivy Managed Funds

Ivy Managed European/Pacific Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,059.00	0.63%	$3.29
Class B	$1,000	$1,054.50	1.52%	$7.81
Class C	$1,000	$1,055.60	1.43%	$7.40
Class E**	$1,000	$1,060.20	0.49%	$2.58
Class I	$1,000	$1,061.20	0.24%	$1.24
Class Y	$1,000	$1,060.20	0.61%	$3.19
Based on 5% Return[2]				
Class A	$1,000	$1,021.91	0.63%	$3.24
Class B	$1,000	$1,017.43	1.52%	$7.67
Class C	$1,000	$1,017.91	1.43%	$7.26
Class E**	$1,000	$1,022.59	0.49%	$2.53
Class I	$1,000	$1,023.85	0.24%	$1.21
Class Y	$1,000	$1,022.01	0.61%	$3.13

Ivy Managed International Opportunities Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,042.70	0.52%	$2.66
Class B	$1,000	$1,038.20	1.37%	$6.93
Class C	$1,000	$1,038.10	1.27%	$6.52
Class E**	$1,000	$1,041.40	0.42%	$2.14
Class I	$1,000	$1,042.60	0.17%	$0.82
Class Y	$1,000	$1,041.50	0.52%	$2.65
Based on 5% Return[2]				
Class A	$1,000	$1,022.49	0.52%	$2.63
Class B	$1,000	$1,018.22	1.37%	$6.86
Class C	$1,000	$1,018.68	1.27%	$6.46
Class E**	$1,000	$1,022.98	0.42%	$2.12
Class I	$1,000	$1,024.23	0.17%	$0.81
Class Y	$1,000	$1,022.48	0.52%	$2.63

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the tables), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Managed Funds *(in thousands)*

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	743	$16,435
Ivy Pacific Opportunities Fund, Class I (A)	4,186	67,978
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		**$84,413**
(Cost: $70,483)		

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (B)	$90	$ 90
(Cost: $90)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$84,503**
(Cost: $70,573)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**38**
NET ASSETS – 100.0%		**$84,541**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	782	$ 17,306
Ivy International Balanced Fund, Class I (A)	2,355	34,172
Ivy International Core Equity Fund, Class I	2,222	34,378
Ivy International Growth Fund, Class I	564	17,119
Ivy Pacific Opportunities Fund, Class I (A)	4,116	66,851
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$169,826**
(Cost: $152,617)		

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (B)	$109	$ 109
(Cost: $109)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$169,935**
(Cost: $152,726)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**10**
NET ASSETS – 100.0%		**$169,945**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**93.0%**
Information Technology	36.1%
Consumer Discretionary	21.1%
Health Care	17.7%
Industrials	8.6%
Energy	4.5%
Materials	1.9%
Consumer Staples	1.6%
Telecommunication Services	0.8%
Financials	0.7%
Cash and Cash Equivalents	**7.0%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	226/530	43

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Fortinet, Inc.	Information Technology
CommVault Systems, Inc.	Information Technology
Questcor Pharmaceuticals, Inc.	Health Care
IntraLinks Holdings, Inc.	Information Technology
Grand Canyon Education, Inc.	Consumer Discretionary
Rentrak Corporation	Consumer Discretionary
NetScout Systems, Inc.	Information Technology
Pharmasset, Inc.	Health Care
T–3 Energy Services, Inc.	Energy
Marten Transport, Ltd.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund

(UNAUDITED)

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,027.90	1.95%	$ 9.94
Class B	$1,000	$1,019.80	3.57%	$18.08
Class C	$1,000	$1,023.00	2.83%	$14.36
Class I	$1,000	$1,029.80	1.57%	$ 8.02
Class Y	$1,000	$1,028.70	1.83%	$ 9.33
Based on 5% Return[2]				
Class A	$1,000	$1,015.30	1.95%	$ 9.87
Class B	$1,000	$1,007.18	3.57%	$17.96
Class C	$1,000	$1,010.90	2.83%	$14.28
Class I	$1,000	$1,017.19	1.57%	$ 7.97
Class Y	$1,000	$1,015.89	1.83%	$ 9.27

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 3.4%		
MDC Partners Inc., Class A	52	$ 701
MediaMind Technologies Inc. (A)	50	687
ReachLocal, Inc. (A)	22	299
		1,687
Aerospace & Defense – 1.2%		
Global Defense Technology & Systems, Inc. (A)	42	574
Apparel Retail – 1.5%		
Citi Trends Inc. (A)	22	521
New York & Company, Inc. (A)	85	217
		738
Apparel, Accessories & Luxury Goods – 1.0%		
Volcom, Inc. (A)	25	470
Application Software – 8.1%		
ClickSoftware Technologies Ltd. (A)	26	170
Motricity, Inc. (A)	28	337
NetScout Systems, Inc. (A)	43	886
OPNET Technologies, Inc.	33	594
RealPage, Inc. (A)	34	645
SciQuest, Inc. (A)	22	269
Sonic Solutions (A)	32	361
Ultimate Software Group, Inc. (The) (A)	9	363
VanceInfo Technologies Inc., ADR (A)	11	343
		3,968
Asset Management & Custody Banks – 0.7%		
Envestnet, Inc. (A)	34	359
Auto Parts & Equipment – 1.2%		
Westport Innovations Inc. (A)	33	588
Biotechnology – 4.6%		
Allos Therapeutics, Inc. (A)	92	435
Dyax Corp. (A)	72	170
Idenix Pharmaceuticals, Inc. (A)	57	178
Nanosphere, Inc. (A)	57	286
NuPathe Inc. (A)	42	304
Pharmasset, Inc. (A)	30	878
		2,251
Broadcasting – 0.7%		
Global Traffic Network, Inc. (A)	72	362
Commodity Chemicals – 0.7%		
STR Holdings, Inc. (A)	15	330
Communications Equipment – 3.4%		
Blue Coat Systems, Inc. (A)	20	479
Ixia (A)	40	490
Meru Networks, Inc. (A)	22	381
Oplink Communications, Inc. (A)	16	311
		1,661
Computer Hardware – 0.5%		
Super Micro Computer, Inc. (A)	25	259
Construction & Farm Machinery & Heavy Trucks – 1.4%		
Commercial Vehicle Group, Inc. (A)	38	385
Wabash National Corporation (A)	39	316
		701

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 1.2%		
SPS Commerce, Inc. (A)	47	$ 601
Distillers & Vintners – 0.7%		
China New Borun Corporation, ADR (A)	28	329
Distributors – 1.4%		
DXP Enterprises, Inc. (A)	36	689
Education Services – 3.8%		
ChinaCast Education Corporation (A)	75	530
Grand Canyon Education, Inc. (A)	49	1,073
National American University Holdings, Inc.	42	282
		1,885
Electrical Components & Equipment – 0.5%		
China Electric Motor, Inc. (A)	54	242
Electronic Components – 0.5%		
Universal Display Corporation (A)	11	268
Electronic Equipment & Instruments – 0.7%		
FARO Technologies, Inc. (A)	15	334
Electronic Manufacturing Services – 2.6%		
Fabrinet (A)	17	266
Maxwell Technologies, Inc. (A)	17	244
Mercury Computer Systems, Inc. (A)	34	412
SMART Modular Technologies (WWH), Inc. (A)	57	346
		1,268
Fertilizers & Agricultural Chemicals – 0.8%		
Yongye Biotechnology International, Inc. (A)	59	415
Food Retail – 0.5%		
QKL Stores Inc. (A)	49	238
General Merchandise Stores – 1.0%		
Gordmans Stores, Inc. (A)	43	491
Health Care Equipment – 3.4%		
ABIOMED, Inc. (A)	47	498
Quidel Corporation (A)	32	351
Spectranetics Corporation (The) (A)	109	589
Synovis Life Technologies, Inc. (A)	18	262
		1,700
Health Care Supplies – 1.5%		
Rochester Medical Corporation (A)	27	298
Winner Medical Group Inc. (A)	94	441
		739
Health Care Technology – 0.7%		
Omnicell, Inc. (A)	26	334
Home Furnishings – 0.9%		
Kid Brands, Inc. (A)	53	454
Household Appliances – 0.7%		
Deer Consumer Products, Inc. (A)	38	365
Integrated Telecommunication Services – 0.8%		
City Telecom Ltd, ADR	31	388

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 6.7%		
Constant Contact, Inc. (A)	21	$ 450
IntraLinks Holdings, Inc. (A)	68	1,146
KIT digital, Inc. (A)	59	710
Liquidity Services, Inc. (A)	25	395
Terremark Worldwide, Inc. (A)	58	598
		3,299
IT Consulting & Other Services – 0.5%		
Camelot Information Systems Inc., ADR (A)	15	271
Life Sciences Tools & Services – 1.0%		
Bruker Corporation (A)	35	492
Managed Health Care – 0.7%		
Molina Healthcare, Inc. (A)	14	370
Movies & Entertainment – 1.8%		
Rentrak Corporation (A)	36	905
Oil & Gas Drilling – 0.7%		
Pioneer Drilling Company (A)	54	346
Oil & Gas Equipment & Services – 3.2%		
Basic Energy Services, Inc. (A)	43	367
Natural Gas Services Group, Inc. (A)	25	368
T–3 Energy Services, Inc. (A)	33	856
		1,591
Oil & Gas Refining & Marketing – 0.6%		
China Integrated Energy, Inc. (A)	41	276
Personal Products – 0.4%		
China-Biotics, Inc. (A)	20	219
Pharmaceuticals – 5.8%		
Biodel Inc. (A)	36	189
BioMimetic Therapeutics, Inc. (A)	46	520
Obagi Medical Products, Inc. (A)	65	687
Questcor Pharmaceuticals, Inc. (A)	118	1,174
SuperGen, Inc. (A)	126	262
		2,832
Research & Consulting Services – 1.0%		
Mistras Group, Inc. (A)	42	489
Restaurants – 3.4%		
BJ's Restaurants, Inc. (A)	20	563
California Pizza Kitchen, Inc. (A)	18	300
Country Style Cooking Restaurant Chain Co., Ltd.,ADR (A)	9	263
McCormick & Schmick's Seafood Restaurants, Inc. (A)	25	193
Red Robin Gourmet Burgers, Inc. (A)	18	353
		1,672
Semiconductor Equipment – 1.2%		
Nanometrics Incorporated (A)	38	573

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 4.4%		
Alpha and Omega Semiconductor Limited (A)	11	$ 128
Cavium Networks, Inc. (A)	15	437
Diodes Incorporated (A)	15	258
Mellanox Technologies, Ltd. (A)	15	297
Monolithic Power Systems, Inc. (A)	20	333
O2Micro International Limited (A)	54	329
Pericom Semiconductor Corporation (A)	44	380
		2,162
Specialty Stores – 0.3%		
Build-A-Bear Workshop, Inc. (A)	21	128
Steel – 0.4%		
China Gerui Advanced Materials Group Limited (A)	35	201
Systems Software – 6.3%		
CommVault Systems, Inc. (A)	48	1,242
Fortinet, Inc. (A)	59	1,482
Radiant Systems, Inc. (A)	24	405
		3,129
Trucking – 4.5%		
Celadon Group, Inc. (A)	49	682
Marten Transport, Ltd.	36	837
Roadrunner Transportation Systems, Inc. (A)	35	378
Vitran Corporation Inc., Class A (A)	32	355
		2,252
TOTAL COMMON STOCKS – 93.0%		**$45,895**
(Cost: $40,839)		

SHORT-TERM SECURITIES – 3.4%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (B)	$1,684	**$ 1,684**
(Cost: $1,684)		
TOTAL INVESTMENT SECURITIES – 96.4%		**$47,579**
(Cost: $42,523)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.6%		**1,758**
NET ASSETS – 100.0%		**$49,337**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Mid Cap Growth Fund

Asset Allocation

Stocks	**96.3%**
Consumer Discretionary	22.3%
Information Technology	18.3%
Industrials	16.1%
Financials	13.9%
Health Care	11.1%
Energy	7.8%
Consumer Staples	5.5%
Materials	1.3%
Cash and Cash Equivalents	**3.7%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	130/419	31
3 Year	12/377	4
5 Year	29/316	10
10 Year	36/178	21

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Microchip Technology Incorporated	Information Technology
Whole Foods Market, Inc.	Consumer Staples
CB Richard Ellis Group, Inc., Class A	Financials
Fastenal Company	Industrials
NetApp, Inc.	Information Technology
Paychex, Inc.	Information Technology
Discover Financial Services	Financials
BorgWarner Inc.	Consumer Discretionary
Allergan, Inc.	Health Care
Signature Bank	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,066.00	1.57%	$ 8.16
Class B	$1,000	$1,060.40	2.57%	$13.29
Class C	$1,000	$1,062.10	2.23%	$11.55
Class E	$1,000	$1,065.90	1.60%	$ 8.26
Class I	$1,000	$1,068.70	1.12%	$ 5.79
Class R	$1,000	$1,065.50	1.65%	$ 8.57
Class Y	$1,000	$1,067.90	1.25%	$ 6.41
Based on 5% Return[2]				
Class A	$1,000	$1,017.19	1.57%	$ 7.97
Class B	$1,000	$1,012.19	2.57%	$12.98
Class C	$1,000	$1,013.90	2.23%	$11.28
Class E	$1,000	$1,017.04	1.60%	$ 8.07
Class I	$1,000	$1,019.46	1.12%	$ 5.65
Class R	$1,000	$1,016.78	1.65%	$ 8.37
Class Y	$1,000	$1,018.83	1.25%	$ 6.26

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Mid Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.1%		
Focus Media Holding Limited, ADR (A)	169	$ 4,105
Air Freight & Logistics – 3.3%		
C.H. Robinson Worldwide, Inc.	68	4,780
Expeditors International of Washington, Inc.	158	7,290
		12,070
Apparel Retail – 3.3%		
J. Crew Group, Inc. (A)	159	5,351
Urban Outfitters, Inc. (A)	223	7,007
		12,358
Apparel, Accessories & Luxury Goods – 2.9%		
Columbia Sportswear Company	62	3,635
lululemon athletica inc. (A)	152	6,776
		10,411
Application Software – 4.8%		
salesforce.com, inc. (A)(B)	49	5,529
Solera Holdings, Inc.	141	6,220
SuccessFactors, Inc. (A)	224	5,630
		17,379
Auto Parts & Equipment – 3.2%		
BorgWarner Inc. (A)	151	7,964
Gentex Corporation	192	3,742
		11,706
Broadcasting – 1.1%		
CBS Corporation, Class B	245	3,883
Computer Storage & Peripherals – 2.6%		
NetApp, Inc. (A)	191	9,510
Construction & Engineering – 1.2%		
Quanta Services, Inc. (A)	235	4,476
Consumer Finance – 2.4%		
Discover Financial Services	515	8,597
Data Processing & Outsourced Services – 2.6%		
Paychex, Inc.	341	9,378
Department Stores – 1.0%		
Nordstrom, Inc.	100	3,714
Distillers & Vintners – 1.6%		
Brown-Forman Corporation, Class B	97	5,987
Electrical Components & Equipment – 2.1%		
Cooper Industries, Ltd., Class A	72	3,535
Roper Industries, Inc.	62	4,061
		7,596
Environmental & Facilities Services – 1.2%		
Stericycle, Inc. (A)	63	4,409
Food Retail – 2.9%		
Whole Foods Market, Inc. (A)	277	10,288
Health Care Distributors – 1.6%		
Henry Schein, Inc. (A)	97	5,700

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 4.8%		
Hospira, Inc. (A)	120	$ 6,841
IDEXX Laboratories, Inc. (A)	59	3,611
Intuitive Surgical, Inc. (A)	12	3,405
Varian Medical Systems, Inc. (A)	61	3,660
		17,517
Health Care Services – 0.4%		
Accretive Health, Inc. (A)	133	1,435
Health Care Technology – 1.6%		
Cerner Corporation (A)	71	5,967
Homefurnishing Retail – 0.8%		
Williams-Sonoma, Inc.	90	2,851
Hotels, Resorts & Cruise Lines – 2.2%		
Royal Caribbean Cruises Ltd. (A)	97	3,063
Starwood Hotels & Resorts Worldwide, Inc.	95	4,971
		8,034
Human Resource & Employment Services – 1.5%		
Manpower Inc.	106	5,520
Industrial Machinery – 4.0%		
Donaldson Company, Inc.	85	4,004
Gardner Denver, Inc.	3	172
IDEX Corporation	166	5,889
Kaydon Corporation	119	4,123
		14,188
Insurance Brokers – 1.9%		
Arthur J. Gallagher & Co.	269	7,086
Internet Retail – 0.5%		
Netflix, Inc. (A)	11	1,792
Internet Software & Services – 1.1%		
DealerTrack Holdings, Inc. (A)	229	3,910
Investment Banking & Brokerage – 1.9%		
Greenhill & Co., Inc.	89	7,091
Life Sciences Tools & Services – 0.5%		
TECHNE Corporation	29	1,793
Oil & Gas Drilling – 1.5%		
Patterson-UTI Energy, Inc.	326	5,568
Oil & Gas Equipment & Services – 1.9%		
Dresser-Rand Group Inc. (A)	186	6,850
Oil & Gas Exploration & Production – 4.4%		
Continental Resources, Inc. (A)	78	3,616
Noble Energy, Inc.	77	5,771
Ultra Petroleum Corp. (A)	158	6,635
		16,022
Personal Products – 1.0%		
Mead Johnson Nutrition Company	65	3,685

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 2.2%		
Allergan, Inc.	118	$ 7,874
Publishing – 2.0%		
Meredith Corporation	219	7,303
Real Estate Management & Development – 2.7%		
CB Richard Ellis Group, Inc., Class A (A)	539	9,850
Regional Banks – 4.0%		
Signature Bank (A)	201	7,805
TCF Financial Corporation	417	6,745
		14,550
Restaurants – 2.2%		
Chipotle Mexican Grill, Inc., Class A (A)	34	5,865
P.F. Chang's China Bistro, Inc.	47	2,158
		8,023
Semiconductor Equipment – 1.6%		
Lam Research Corporation (A)	142	5,947
Semiconductors – 5.6%		
Linear Technology Corporation	175	5,376
Microchip Technology Incorporated	351	11,030
Semtech Corporation (A)	195	3,937
		20,343
Specialized Finance – 1.0%		
CME Group Inc.	13	3,490
Specialty Chemicals – 1.3%		
RPM International Inc.	243	4,836
Specialty Stores – 2.0%		
PetSmart, Inc.	204	7,124

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 2.6%		
Fastenal Company	179	$ 9,534
Trucking – 0.2%		
Knight Transportation, Inc.	35	683
TOTAL COMMON STOCKS – 96.3%		**$350,433**
(Cost: $287,298)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.9%		
McCormick & Co. Inc.,		
0.000%, 10–1–10	$3,097	3,097
Nokia Corp.,		
0.210%, 10–14–10	4,000	4,000
		7,097
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (D)	995	995
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 8,092**
(Cost: $8,092)		
TOTAL INVESTMENT SECURITIES – 98.5%		**$358,525**
(Cost: $295,390)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%		**5,485**
NET ASSETS – 100.0%		**$364,010**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover or collateral for the following written options outstanding at September 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
salesforce.com, inc.	Goldman, Sachs & Company	—*	November 2010	$135.00	$ 57	$ (37)
Whole Foods Market, Inc.	UBS Securities LLC	2	November 2010	43.00	96	(67)
					$153	$(104)

*Not shown due to rounding.

(C) Rate shown is the yield to maturity at September 30, 2010.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Money Market Fund

Asset Allocation

Corporate Obligations	**60.8%**
Commercial Paper	36.6%
Notes	14.5%
Commercial Paper (backed by irrevocable bank letter of credit)	7.5%
Notes (backed by irrevocable bank letter of credit)	2.2%
Municipal Obligations	**35.7%**
United States Government and Government Agency Obligations	**3.3%**
Cash and Other Assets, Net of Liabilities	**0.2%**

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,000.10	0.48%	$2.40
Class B**	$1,000	$1,000.10	0.48%	$2.40
Class C**	$1,000	$1,000.10	0.48%	$2.40
Class E	$1,000	$1,000.10	0.48%	$2.40
Based on 5% Return[2]				
Class A	$1,000	$1,022.64	0.48%	$2.43
Class B**	$1,000	$1,022.65	0.48%	$2.43
Class C**	$1,000	$1,022.67	0.48%	$2.43
Class E	$1,000	$1,022.65	0.48%	$2.43

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**These shares are not available for direct investments. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Money Market Fund *(in thousands)*

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper (A)		
American Honda Finance Corp.:		
0.180%, 10–6–10	$ 5,000	$ 5,000
0.230%, 11–22–10	4,500	4,498
Corporacion Andina de Fomento:		
0.860%, 10–5–10	2,800	2,800
0.480%, 10–15–10	2,700	2,699
0.190%, 10–28–10	5,500	5,499
Hewlett-Packard Company,		
0.150%, 10-4-10	1,954	1,954
Honeywell International Inc.,		
0.590%, 12–27–10	1,000	999
John Deere Credit Limited		
(John Deere Capital Corporation):		
0.210%, 10–20–10	3,000	3,000
0.210%, 10–28–10	3,000	2,999
Nokia Corp.:		
0.220%, 10–12–10	7,000	6,999
0.220%, 10–13–10	3,000	3,000
0.210%, 10–14–10	1,800	1,800
Novartis Securities Investment Ltd.,		
0.000%, 10–1–10	3,500	3,500
PACCAR Financial Corp.,		
0.270%, 12–2–10	3,500	3,498
Panasonic Finance America, Inc.:		
0.190%, 10-4-10	1,700	1,700
0.390%, 11–9–10	1,034	1,034
0.400%, 1–13–11	3,000	2,996
0.430%, 2–14–11	5,500	5,491
Prudential Funding LLC,		
0.000%, 10–1–10	5,000	5,000
Sonoco Products Co.,		
0.000%, 10–1–10	1,000	1,000
Straight-A Funding, LLC		
(Federal Financing Bank):		
0.200%, 10–13–10	2,200	2,200
0.210%, 11–5–10	6,900	6,899
0.250%, 12–7–10	1,283	1,282
0.250%, 12–13–10	4,000	3,998
Wisconsin Electric Power Co.,		
0.000%, 10–1–10	8,304	8,304
Total Commercial Paper – 36.6%		**88,149**
Commercial Paper (backed by irrevocable bank letter of credit) (A)		
COFCO Capital Corp. (Rabobank Nederland),		
0.280%, 10–20–10	11,890	11,888
River Fuel Company #2, Inc. (Bank of New York (The)),		
0.340%, 10–29–10	4,000	3,999
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
0.280%, 10–29–10	1,441	1,440
River Fuel Trust #1 (Bank of New York (The)),		
0.340%, 10–29–10	743	743
Total Commercial Paper (backed by irrevocable bank letter of credit) – 7.5%		**18,070**

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes		
3M Company,		
5.610%, 12–12–10	$5,000	$ 5,052
Bank of America, N.A.,		
0.763%, 10–22–10 (B)	4,900	4,900
BellSouth Corporation,		
4.295%, 4–26–11 (C)	2,200	2,242
Citigroup Inc.:		
0.452%, 11–18–10 (B)	2,516	2,510
6.500%, 1–18–11	2,680	2,715
5.100%, 9–29–11	2,650	2,757
Countrywide Home Loans Inc. (Bank of America),		
4.000%, 3–22–11	1,500	1,524
IBM International Group Capital LLC (International Business Machines Corporation),		
0.568%, 11–26–10 (B)	1,500	1,500
Rabobank Nederland,		
0.446%, 11–16–10 (B)	1,500	1,500
Royal Bank of Scotland plc (The),		
1.006%, 10–28–10 (B)	9,000	9,000
Washington Mutual Finance Corp. (Citigroup),		
6.875%, 5–15–11	1,160	1,202
Total Notes – 14.5%		**34,902**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corp, Var Rate Demand Rev Bonds, Ser 2000 (Wachovia Bank, N.A.),		
0.330%, 10–1–10 (B)	1,405	1,405
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.),		
0.280%, 10–1–10 (B)	2,200	2,200
Trap Rock Industries, Inc., Taxable Var Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.280%, 10–1–10 (B)	1,725	1,725
Total Notes (backed by irrevocable bank letter of credit) – 2.2%		**5,330**
TOTAL CORPORATE OBLIGATIONS – 60.8%		**$146,451**
(Cost: $146,451)		
MUNICIPAL OBLIGATIONS		
California – 4.0%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (Bank of America, N.A),		
0.290%, 10–1–10 (B)	2,115	2,115
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A),		
0.290%, 10–1–10 (B)	5,500	5,500
Cnty of Santa Clara, Teeter Plan Oblig, Commercial Paper Notes, Ser A,		
0.260%, 10–6–10	2,000	2,000
		9,615

Ivy Money Market Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado – 1.9%		
Castle Rock, CO, Var Rate Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.), 0.300%, 10–1–10 (B)	$4,070	$ 4,070
Exempla General Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02–01, Spl Assmt Var Rate Rev Rfdg and Impvt Bonds, Ser 2002 (Wells Fargo Bank, N.A.), 0.270%, 10–1–10 (B)	475	475
		4,545
Florida – 3.7%		
Cape Coral, FL (Bank of America, N.A.), 0.320%, 11–1–10	3,000	3,000
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (Bank of America, N.A.), 0.310%, 10–1–10 (B)	2,000	2,000
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent High Edu Institutions Loan Proj), Ser 1985 (Wachovia Bank, N.A.), 0.320%, 11–15–10	3,900	3,900
		8,900
Georgia – 2.6%		
Muni Elec Auth of GA:		
0.310%, 10–12–10	2,400	2,400
0.340%, 11–1–10	3,900	3,900
		6,300
Illinois – 3.2%		
Chicago GO Tender Notes, Taxable Ser 2009 (U.S. Bank, N.A.), 0.640%, 12–15–10	4,970	4,970
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes, 0.280%, 12–1–10	2,000	2,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.250%, 10–1–10 (B)	700	700
		7,670
Indiana – 2.1%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Obligated Group), Ser 2009H (JPMorgan Chase Bank, N.A.), 0.260%, 10–1–10 (B)	5,000	5,000
Louisiana – 3.1%		
LA Pub Fac Auth, Var Rate Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 0.500%, 10–1–10 (B)	1,100	1,100
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B–1 (Bank of New York (The)), 0.240%, 10–6–10 (B)	2,000	2,000
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.250%, 10–1–10 (B)	4,500	4,500
		7,600
Maryland – 0.8%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	$1,985	$ 1,985
Mississippi – 4.3%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	4,925	4,925
MS Bus Fin Corp, Gulf Opp Zone Indl Dev Var Rate Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (Chevron Corporation), 0.270%, 10–1–10 (B)	5,500	5,500
		10,425
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.350%, 10–1–10 (B)	975	975
New York – 5.3%		
NY Hsng Fin Agy, Related-Caroline Apartments Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.280%, 10–1–10 (B)	2,000	2,000
NY State Hsng Fin Agy, Archstone Westbury Hsng Var Rate Rev Bonds, Ser A (Bank of America, N.A.), 0.270%, 10–1–10 (B)	6,700	6,700
NYC Indl Dev Agy, Var Rate Demand Civid Fac Rfdg and Impvt Rev Bonds (Touro College Proj), Ser 2007 (JPMorgan Chase Bank, N.A.), 0.250%, 10–1–10 (B)	4,000	4,000
		12,700
Texas – 1.3%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Var Rate Rev Bonds, Ser 2010, 0.270%, 10–1–10 (B)	2,000	2,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 0.460%, 10–1–10 (B)	1,100	1,100
		3,100
Wisconsin – 1.8%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith, LLC Proj), Ser 2009A (Wells Fargo Bank, N.A.), 0.330%, 10–1–10 (B)	3,500	3,500
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.), 0.280%, 10–1–10 (B)	770	770
		4,270
Wyoming – 1.2%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation), 0.270%, 10–1–10 (B)	3,000	3,000
TOTAL MUNICIPAL OBLIGATIONS – 35.7%		**$ 86,085**
(Cost: $86,085)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Defeased Loan Trust 2010–2,		
1.040%, 8–13–11	$ 2,171	$ 2,171
Overseas Private Investment Corporation:		
0.240%, 11–15–10 (B)	2,000	2,000
0.240%, 12–15–10 (B)	1,895	1,895
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations),		
0.542%, 10–15–10 (B)	1,888	1,888
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 3.3%		**$ 7,954**
(Cost: $7,954)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$240,490**
(Cost: $240,490)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		447
NET ASSETS – 100.0%		**$240,937**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at September 30, 2010.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**95.0%**
United States Government and Government Agency Obligations	73.4%
Corporate Debt Securities	21.6%
Cash and Cash Equivalents	**5.0%**

Lipper Rankings

Category: Lipper U.S. Mortgage Funds	Rank	Percentile
1 Year	30/98	31
3 Year	83/87	95
5 Year	76/79	95
10 Year	56/58	95

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Quality Weightings

Investment Grade	**87.8%**
AAA	79.5%
AA	3.2%
A	3.8%
BBB	1.3%
Non-Investment Grade	**7.2%**
BB	1.4%
B	0.8%
CCC	1.7%
Below CCC	1.1%
Non-rated	2.2%
Cash and Cash Equivalents	**5.0%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

ILLUSTRATION OF FUND EXPENSES
Ivy Mortgage Securities Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,039.60	1.37%	$ 7.04
Class B	$1,000	$1,034.20	2.40%	$12.21
Class C	$1,000	$1,035.90	2.05%	$10.48
Class E	$1,000	$1,040.70	1.14%	$ 5.82
Class I	$1,000	$1,042.20	0.85%	$ 4.29
Class Y	$1,000	$1,040.80	1.12%	$ 5.71
Based on 5% Return[2]				
Class A	$1,000	$1,018.21	1.37%	$ 6.96
Class B	$1,000	$1,013.02	2.40%	$12.08
Class C	$1,000	$1,014.77	2.05%	$10.38
Class E	$1,000	$1,019.37	1.14%	$ 5.76
Class I	$1,000	$1,020.82	0.85%	$ 4.24
Class Y	$1,000	$1,019.44	1.12%	$ 5.65

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Mortgage Securities Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Asset-Backed Security – 4.0%		
BankAmerica Manufactured Housing Contract Trust:		
7.800%, 10–10–26	$ 441	$ 446
7.015%, 1–10–28	7	7
CountryPlace Manufactured Housing Contract Trust 2005–1,		
4.800%, 12–15–35 (A)(B)	1,275	1,131
Ford Credit Auto Owner Trust 2007-A,		
7.050%, 12–15–13 (A)	390	412
Green Tree Financial Corporation,		
8.300%, 11–15–19	176	179
Origen Manufactured Housing Contract Trust 2004-A,		
5.700%, 1–15–35	643	694
Origen Manufactured Housing Contract Trust 2004-B,		
4.750%, 8–15–21	533	538
Origen Manufactured Housing Contract Trust 2005-B:		
5.605%, 5–15–22	360	373
5.910%, 1–15–37	700	743
		4,523
CMBS Other – 4.3%		
Carey Commercial Mortgage Trust Series 2002–1,		
5.970%, 9–20–19 (C)	122	124
Commercial Mortgage Asset Trust,		
7.800%, 11–17–32 (B)	1,000	1,140
Commercial Mortgage Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 1999-C1,		
6.640%, 1–17–32	100	100
GMAC Commercial Mortgage Securities,		
5.940%, 7–1–13 (A)	17	12
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38 (A)	1,898	863
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-LDP2,		
4.625%, 3–15–46	104	106
Merrill Lynch Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2003-Key1,		
4.893%, 11–12–35	500	509
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.880%, 11–28–35 (A)(B)	340	81
5.880%, 11–28–35 (A)(B)	680	39
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4 (Interest Only),		
1.150%, 11–28–35 (A)(B)(D)	9,312	130
Multi Security Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-RR4,		
5.000%, 11–28–35 (A)	2,000	1,715
		4,819
Other Mortgage-Backed Securities – 12.9%		
Aames Mortgage Trust 2001–4,		
6.650%, 1–25–32 (B)	386	219
ABFS Mortgage Loan Trust 2001–2,		
7.490%, 12–25–31 (B)	712	369

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Asset Securitization Corporation (Interest Only):		
1.458%, 10–13–26 (B)(C)(D)	$2,824	$ 31
8.621%, 8–13–29 (B)(D)	788	97
Banc of America Alternative Loan Trust 2005–6,		
6.000%, 7–25–35	670	437
Banc of America Alternative Loan Trust 2006–4,		
6.201%, 5–25–46 (B)	553	4
Banc of America Mortgage 2007–1 Trust,		
6.000%, 3–25–37	3,459	374
Banc of America Mortgage Alternative Loan Trust 2003–5,		
5.500%, 7–25–33	1,125	205
Banc of America Mortgage Trust 2003–9,		
5.500%, 12–25–33	673	330
Banc of America Mortgage Trust 2004–2,		
5.000%, 3–25–19	214	140
Banc of America Mortgage Trust 2004–3:		
4.875%, 4–25–19	278	186
4.875%, 4–25–19	149	79
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (A)	1,750	1,747
BlackRock Capital Finance,		
7.750%, 9–25–26 (C)	445	89
C-Bass 2005-CB3 Trust,		
5.109%, 5–25–35 (B)	49	49
C-Bass 2006-MH1 Trust,		
5.970%, 10–25–36 (B)(C)	1,243	1,266
Collateralized Mortgage Obligation Trust,		
5.000%, 7–1–18	18	18
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.137%, 10–25–33 (B)	285	127
First Horizon Mortgage Pass-Through Trust 2007–4,		
5.500%, 8–25–22	560	419
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	599	459
5.401%, 4–25–32 (B)	931	406
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (A)	788	615
5.250%, 11–25–32 (A)	368	294
Impac CMB Trust Series 2003–2F,		
6.500%, 1–25–33 (B)	470	215
J.P. Morgan Mortgage Trust 2004-A3,		
4.283%, 7–25–34 (B)	516	389
J.P. Morgan Mortgage Trust 2006-A2:		
3.284%, 11–25–33 (B)	539	407
3.128%, 8–25–34 (B)	1,978	417
J.P. Morgan Mortgage Trust 2006-S3,		
6.187%, 8–25–36	702	—*
J.P. Morgan Mortgage Trust 2007-A1,		
3.776%, 7–25–35 (B)	2,113	86
Mid-State Capital Corporation 2004–1 Trust:		
6.005%, 8–15–37	309	321
6.497%, 8–15–37	972	946
Morgan Stanley Capital I Trust 2004-TOP15,		
4.690%, 6–13–41	179	179
Morgan Stanley Dean Witter Capital I Inc. Trust 2002-WL1,		
6.490%, 7–25–17 (B)	140	126

Ivy Mortgage Securities Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	$ 1	$ 1
7.855%, 9–28–24 (B)(C)	6	4
RAMP Series 2005-RS1 Trust,		
5.145%, 1–25–35 (B)	1,013	375
RASC Series 2003-KS10 Trust,		
6.410%, 12–25–33	212	47
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C,		
1.657%, 9–10–35 (A)(B)	660	464
RFMSI Series 2004-S5 Trust:		
4.500%, 5–25–19	239	194
4.500%, 5–25–19	119	89
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1,		
7.750%, 12–25–30 (B)	868	112
Structured Asset Mortgage Investments, Inc.:		
4.833%, 4–30–30 (B)	11	7
4.833%, 4–30–30 (B)	5	3
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (B)	221	155
5.250%, 8–25–33	442	232
6.000%, 6–25–34 (B)	2,019	776
Washington Mutual MSC Mortgage Pass-Through Certificates Series 2002-MS11 Trust,		
5.630%, 12–25–32 (B)	682	453
Wells Fargo Alternative Loan 2007-PA3 Trust,		
5.750%, 7–25–37	1,036	126
Wells Fargo Mortgage Backed Securities 2003–2 Trust,		
5.250%, 2–25–18 (A)	153	109
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.250%, 8–25–33 (C)	886	429
		14,622
Other Non-Agency REMIC/CMO – 0.4%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)	23	—*
0.000%, 3–25–11 (A)(E)	10	—*
7.540%, 5–31–17 (A)	—*	—
Bear Stearns Mortgage Securities Inc.,		
8.000%, 11–25–29	270	258
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–21,		
5.400%, 11–25–35 (B)	1,575	237
		495
TOTAL CORPORATE DEBT SECURITIES – 21.6%		$ 24,459
(Cost: $45,784)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.8%		
Federal National Mortgage Association:		
4.750%, 12–15–10 (F)	400	404
5.500%, 2–1–35	438	469
		873

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 72.1%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	$ 363	$ 395
5.500%, 9–1–19	537	581
3.342%, 12–25–19	992	1,046
5.000%, 4–1–23	2,037	2,161
5.000%, 5–1–29	308	325
5.300%, 1–15–33	206	224
5.500%, 5–1–34	857	930
5.500%, 5–1–34	526	571
6.500%, 5–1–34	426	471
5.000%, 10–1–34 TBA	745	783
5.500%, 10–1–34	610	656
5.000%, 8–1–35	566	598
5.000%, 12–1–35	417	440
6.500%, 7–1–36	505	555
4.500%, 10–1–37	5,800	6,028
7.000%, 12–1–37	385	429
5.500%, 2–1–39	1,801	1,920
5.000%, 11–1–39	476	508
5.000%, 1–1–40	2,842	2,988
5.000%, 3–1–40	475	507
5.000%, 4–1–40	985	1,036
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 1–1–18	190	206
5.500%, 2–1–18	218	239
5.000%, 5–1–18	727	786
5.000%, 10–1–18	668	712
5.500%, 9–1–19	165	179
4.500%, 10–1–19 TBA	1,500	1,578
6.000%, 8–1–23	722	785
4.000%, 10–1–23 TBA	500	522
5.500%, 2–1–24	287	309
4.500%, 4–1–25	933	982
6.000%, 8–1–29	226	249
7.000%, 11–1–31	132	151
6.500%, 2–1–32	118	132
6.500%, 2–1–32	89	99
6.500%, 2–1–32	77	87
7.000%, 2–1–32	152	172
7.000%, 3–1–32	227	258
6.500%, 4–1–32	45	51
6.500%, 5–1–32	88	98
6.500%, 5–1–32	55	62
6.000%, 9–1–32	96	106
6.500%, 9–1–32	50	56
6.000%, 10–1–32	642	707
6.000%, 10–1–32	601	667
6.500%, 10–1–32	44	49
6.000%, 11–1–32	483	532
6.000%, 11–1–32	298	329
6.000%, 3–1–33	729	806
6.000%, 3–1–33	532	586
6.000%, 3–1–33	178	196
5.500%, 4–1–33	1,109	1,195
5.500%, 4–1–33	593	638
5.500%, 5–1–33	704	756

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
5.500%, 5–1–33	$ 277	$ 298
5.500%, 5–1–33	189	203
6.000%, 6–1–33	1,157	1,269
6.000%, 6–1–33	363	399
6.500%, 8–1–33	35	39
6.000%, 10–1–33	194	215
6.000%, 12–1–33	320	355
5.500%, 1–1–34	496	532
5.500%, 1–1–34	392	422
5.000%, 3–1–34	210	222
5.500%, 4–1–34	338	363
5.000%, 5–1–34	114	121
6.000%, 8–1–34	426	465
5.500%, 9–1–34	764	828
6.000%, 9–1–34	439	479
6.500%, 9–1–34	598	663
4.500%, 10–1–34 TBA	3,500	3,643
5.000%, 10–1–34 TBA	1,700	1,790
5.500%, 10–1–34 TBA	1,000	1,063
5.500%, 11–1–34	413	445
6.000%, 11–1–34	177	194
6.500%, 11–1–34	37	41
5.000%, 12–1–34	779	827
5.500%, 1–1–35	774	834
5.500%, 1–1–35	280	302
5.500%, 2–1–35	1,684	1,841
6.500%, 3–1–35	654	730
5.000%, 7–1–35	1,640	1,738
5.000%, 7–1–35	461	488
5.000%, 7–1–35	414	440
5.500%, 7–1–35	422	454
5.500%, 10–1–35	619	675
5.500%, 11–1–35	351	375
5.500%, 11–1–35	343	367
5.500%, 2–1–36	984	1,044
6.500%, 2–1–36	466	516
6.500%, 6–1–36	663	727
5.500%, 9–1–36	1,200	1,288
5.500%, 11–1–36	759	809
6.000%, 11–1–36	493	533
6.000%, 1–1–37	342	371
6.000%, 5–1–37	610	668
5.500%, 6–1–37	194	212
6.000%, 9–1–37	65	71
7.000%, 10–1–37	50	56
7.000%, 10–1–37	36	40
5.500%, 3–1–38	169	184
5.500%, 5–1–38	230	245
6.000%, 10–1–38	888	959
5.000%, 3–1–40	976	1,035
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (D)		
0.525%, 3–16–34 (B)	5,094	103
0.643%, 7–16–40 (B)	2,330	50
0.012%, 3–16–42 (B)	6,468	6
0.728%, 6–17–45 (B)	14,983	449

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	$ 148	$ 166
5.000%, 7–15–33	638	684
2.629%, 9–16–33	994	1,030
5.000%, 7–15–34	549	588
5.000%, 10–1–34 TBA	1,040	1,107
5.500%, 12–15–34	466	503
5.500%, 12–15–34	335	362
5.000%, 1–15–35	993	1,063
5.000%, 12–15–35	1,232	1,319
4.500%, 10–1–38 TBA	2,000	2,105
5.000%, 12–15–39	302	325
5.000%, 1–15–40	1,958	2,095
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 1, 7.214%, 2–15–25 (B)	168	192
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 2, 7.793%, 2–15–25	49	58
		81,515
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 72.9%		**$ 82,388**
(Cost: $81,001)		

UNITED STATES GOVERNMENT OBLIGATIONS – 0.5%		
Treasury Obligations		
United States Treasury Notes, 4.500%, 3–31–12 (F)	500	$ 531
(Cost: $507)		

SHORT-TERM SECURITIES		
Commercial Paper (G) – 11.6%		
Clorox Co., 0.350%, 10–18–10	5,000	4,999
CVS Caremark Corporation, 0.320%, 10–13–10	4,000	4,000
IBM International Group Capital LLC (International Business Machines Corporation), 0.000%, 10–1–10	1,144	1,144
Kellogg Co., 0.240%, 10–5–10	3,000	3,000
		13,143
Master Note – 3.9%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (H)	4,405	4,405
Municipal Obligations – Taxable – 5.8%		
NYC GO Bonds, Fiscal 2006 Ser E (Bank of America, N.A.), 0.270%, 10–1–10 (H)	6,525	6,525
TOTAL SHORT-TERM SECURITIES – 21.3%		**$ 24,073**
(Cost: $24,073)		

TOTAL INVESTMENT SECURITIES – 116.3%	$131,451
(Cost: $151,365)	

LIABILITIES, NET OF CASH AND OTHER ASSETS – (16.3%)	(18,445)

NET ASSETS – 100.0%	$113,006

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $7,613 or 6.7% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $1,943 or 1.7% of net assets.

(D) Amount shown as principal represents notional amount for computation of interest.

(E) Zero coupon bond.

(F) Securities serve as collateral for the following open futures contracts at September 30, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 30 Year Treasury Bond	Short	12–21–10	—*	$(1,337)	$ 1
U.S. 10 Year Treasury Note	Short	12–21–10	—*	(7,185)	(102)
				$(8,522)	$(101)

(G) Rate shown is the yield to maturity at September 30, 2010.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMBS = Commercial Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**92.2%**
Municipal Bonds	92.2%
Cash and Cash Equivalents	**7.8%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	91/250	37
3 Year	91/217	42
5 Year	109/197	56
10 Year	106/159	67

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**84.6%**
AAA	19.0%
AA	16.2%
A	27.0%
BBB	22.4%
Non-Investment Grade	**7.6%**
CCC	0.6%
Non-rated	7.0%
Cash and Cash Equivalents	**7.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal Bond Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,062.60	1.12%	$5.78
Class B	$1,000	$1,058.50	1.90%	$9.88
Class C	$1,000	$1,058.60	1.87%	$9.68
Class I	$1,000	$1,063.70	0.91%	$4.75
Class Y	$1,000	$1,062.60	1.12%	$5.78
Based on 5% Return[2]				
Class A	$1,000	$1,019.44	1.12%	$5.65
Class B	$1,000	$1,015.52	1.90%	$9.67
Class C	$1,000	$1,015.69	1.87%	$9.47
Class I	$1,000	$1,020.51	0.91%	$4.65
Class Y	$1,000	$1,019.44	1.12%	$5.65

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 2.3%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 582
The Spl Care Fac Fin Auth of Birmingham – Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	829
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	809
		2,220
Arizona – 1.4%		
Bullhead City, AZ, Bullhead Parkway Impvt Dist, Impvt Bonds, 6.100%, 1–1–13	220	221
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	591
Univ Med Ctr Corp (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	552
		1,364
California – 9.5%		
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	500	523
CA Muni Fin Auth, Cmnty Hosp of Cent CA Obligated Group Cert of Participation, 5.500%, 2–1–39	460	456
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	441
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	500	488
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	556
Golden State Tob Securitization Corp, Enhanced Tob Settlement Asset-Bkd Bonds, Ser 2003B, 5.000%, 6–1–43	1,000	1,113
Golden State Tob Securitization Corp, Tob Settlement Asset-Bkd Bonds, Ser 2003A–1, 6.750%, 6–1–39	200	232
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009 F, 5.000%, 1–1–34	500	527
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation, 6.750%, 11–1–39	250	276
Redev Agy for the Cnty of Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	588
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A, 5.500%, 8–1–29	200	235
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	594
State of CA, Various Purp GO Bonds:		
5.000%, 2–1–22	495	526
5.250%, 10–1–29	500	533
6.000%, 11–1–39	500	559
6.500%, 4–1–33	1,000	1,177

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Trustees of the CA State Univ Systemwide Rev Bonds, Ser 2002A, 5.500%, 11–1–15	$ 250	$ 273
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (A)	150	46
		9,143
Colorado – 5.4%		
City and Cnty of Broomfield, CO, Rfdg Cert of Participation, Ser 2010, 5.000%, 12–1–23 (B)	1,000	1,119
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Participation, Ser 2008, 5.000%, 12–1–25	500	545
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	475	495
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A, 5.500%, 11–1–29	500	531
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	500	507
Joint Sch Dist No. 28J, Adams and Arapahoe Counties, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	589
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	509
Regional Trans Dist, Private Activity Bonds (Denver Transit Partners Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	839
		5,134
Connecticut – 0.4%		
Capital City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	423
District Of Columbia – 2.2%		
DC GO Rfdg Bonds, Ser 2008F, 5.000%, 6–1–19	1,000	1,162
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	500	546
Metro WA Arpt Auth, Dulles Toll Road, Second Sr Lien, Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (A)	500	392
		2,100
Florida – 7.8%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	567
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	532
Citizens Ppty Insurance Corp, Sr Secured Rev Bonds, Ser 2010A–1, 5.250%, 6–1–17	400	430
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	586

Ivy Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	$600	$ 781
Jacksonville, FL Better Jacksonville Sales Tax Rev Bonds, Ser 2003, 5.250%, 10–1–19	250	263
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	528
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	385	406
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	538
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Communities Prog), Ser 2008B, 6.250%, 7–1–26	500	582
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B, 5.250%, 10–1–22	500	604
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C, 5.000%, 10–1–17	500	581
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	576
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmty Proj), Ser 2010A, 5.875%, 8–1–40	500	517
		7,491
Georgia – 1.2%		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	500	532
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	590
		1,122
Illinois – 1.9%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A:		
5.000%, 5–1–26	240	200
5.700%, 5–1–36	250	213
Chicago GO Bonds, Proj and Rfdg, Ser 2004A, 5.250%, 1–1–21	250	274
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	538
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	613
		1,838
Indiana – 3.6%		
Ball State Univ Board of Trustees, Ball State Univ Student Fee Bonds, Ser K, 5.750%, 7–1–18	500	533
East Chicago Elementary Sch Bldg Corp (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	225	226
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	500	522

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac – Phase II), Ser 2008C, 5.000%, 7–1–17	$ 500	$ 581
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Obligated Group), Ser 2007, 5.500%, 3–1–37	250	251
Mt. Vernon Sch Bldg Corp of Hancock Cnty, IN, First Mtg Bonds, Ser 2007, 5.250%, 1–15–32	500	539
New Albany-Floyd Cnty Sch Bldg Corp, First Mtg Bonds, Ser 2002, 5.750%, 7–15–17	675	737
		3,389
Iowa – 1.1%		
Altoona, IA Annual Appropriation Urban Renewal Tax Increment Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,075
Kansas – 1.1%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009, 7.000%, 9–1–38	500	556
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2001A–1, 6.300%, 12–1–32	95	101
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A–2, 5.650%, 6–1–35	120	126
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (A)	400	225
		1,008
Kentucky – 3.1%		
Cmnwlth of KY, State Ppty and Bldg Commission, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	601
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	543
6.500%, 3–1–45	350	379
Louisville Regional Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	522
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A, 6.000%, 7–15–31	500	521
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	387
		2,953
Louisiana – 2.3%		
Regional Transit Auth (New Orleans, LA), Sales Tax Rev Bonds, Ser 2010, 5.000%, 12–1–22 (B).	1,000	1,106
LA Local Govt Environmental Fac and Cmnty Dev Auth, Hosp Rev Bonds (Woman's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	500	519
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A–1, 6.000%, 1–1–23	500	578
		2,203

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland – 1.1%		
MD Econ Dev Corp, Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	$ 500	$ 592
MD Trans Auth, Arpt Prkg Rev Bonds (Baltimore/ Washington Intl Arpt Proj), Ser 2002B, 5.375%, 3–1–15	405	428
		1,020
Massachusetts – 1.1%		
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	465	505
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15	500	553
		1,058
Michigan – 2.8%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	521
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2010E, 4.750%, 8–22–11	1,000	1,008
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	250	259
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA, 0.000%, 10–15–22 (A)	1,000	567
State Bldg Auth, MI, 2008 Rev and Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	352
		2,707
Minnesota – 0.9%		
Perham, MN GO Disp Sys Rev Bonds, Ser 2001, 6.000%, 5–1–22	500	501
Victoria, MN, Private Sch Fac Rev Bonds (Holy Fam Catholic High Sch Proj), Ser 1999A, 5.600%, 9–1–19	400	385
		886
Mississippi – 0.9%		
The Univ of Southn MS, S.M. Edu Bldg Corp, Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	827
Missouri – 4.6%		
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	200	197
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	120
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	500	527
Indl Dev Auth of Grundy Cnty, MO, Hlth Fac Rev Bonds (Wright Mem Hosp), Ser 2009, 6.750%, 9–1–34	100	104
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	200	204
Kearney, MO GO Bonds, Ser 2001, 5.500%, 3–1–16	350	357

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.250%, 12–1–19	$ 65	$ 67
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO – Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	500	532
Platte Cnty R-III Sch Dist Bldg Corp, Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	370
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Participation, Ser 2009, 6.750%, 6–15–35	500	529
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Project Sugar), Ser 2010-C, 6.000%, 9–1–24	500	517
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	250	250
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	106
The Indl Dev Auth of the Cnty of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	487
		4,367
Nevada – 1.0%		
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A, 8.000%, 6–15–30	500	591
Overton Power District No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 6.500%, 12–1–18	290	337
		928
New Hampshire – 0.8%		
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009, 7.000%, 4–1–38	250	297
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	475	503
		800
New Jersey – 2.9%		
NJ Econ Dev Auth Rev Bonds (Provident Group-Montclair Properties L.L.C. – Monclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	750	784
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	266
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	543
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B–2, 5.000%, 12–15–16	500	578
Pollutn Ctl Fin Auth Camden Cnty, NJ, Solid Waste Disp and Res Recovery Sys Rev Bonds, Ser 1991A, 7.500%, 12–1–10	550	547
		2,718

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New Mexico – 0.6%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D, 6.000%, 1–1–37	$ 75	$ 82
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D–2, 5.250%, 7–1–30	500	527
		609
New York – 2.6%		
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (A)	500	253
0.000%, 3–1–26 (A)	500	240
0.000%, 3–1–27 (A)	500	226
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Seventh Ser, 5.500%, 12–15–14	500	544
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser, 5.750%, 11–1–30	500	560
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	110	112
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	500	504
		2,439
North Carolina – 1.6%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	250	288
NC Med Care Commission, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E–2, 6.000%, 12–1–36	500	555
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (A)	500	120
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	550
		1,513
Ohio – 1.0%		
OH Major New State Infrastructure Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	492
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund – Midwest Terminals Proj), Ser 2007C, 6.000%, 11–15–27	475	466
		958
Oklahoma – 2.6%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	500	535
Grand River Dam Auth, Rev Bonds, Ser 2008A, 5.000%, 6–1–18	905	1,070
OK Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt of OK, Inc. Proj), Ser 2004A, 7.000%, 12–1–21	600	605
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	205	229
		2,439

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	$ 250	$ 267
Pennsylvania – 3.8%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds, (Pittsburgh Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	267
Dauphin Cnty General Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	350	374
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	520
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	250	270
PA Tpk Commission, Tpk Subordinate Rev Bonds, Sub Ser 2010 B–2, 0.000%, 12–1–28 (A)	1,500	1,188
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A, 5.250%, 12–15–24	445	492
The Sch Dist of Philadelphia, PA, GO Bonds, Ser 2002A, 5.500%, 2–1–18	500	533
		3,644
Puerto Rico – 3.0%		
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21 (B)	1,000	1,102
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	750	826
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	500	557
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (A)	500	354
		2,839
Rhode Island – 0.6%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	500	540
South Carolina – 0.3%		
Tob Settlement Rev Mgmt Auth, 5% Tob Settlement Asset-Bkd Rfdg Bonds, Ser 2008, 5.000%, 6–1–18	245	245
Tennessee – 0.6%		
The Hlth, Edu and Hsng Fac Board of the Cnty of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	548
Texas – 9.2%		
Arlington, TX Spl Tax Rev Bonds, Ser 2008, 5.000%, 8–15–18	300	352
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	250	262

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008,		
5.250%, 3–15–19	$ 355	$ 423
Cass Cnty Indl Dev Corp, Envirnmt Impvt, Rev Rfdg Bonds, Ser 2009A,		
9.250%, 3–1–24	500	683
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Series 2008C,		
5.000%, 3–1–17	500	581
Harris Cnty Cultural Edu Fac Fin Corp, Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D,		
5.000%, 11–15–16	200	216
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
6.000%, 2–15–33	500	480
Howard Cnty, TX GO Bonds, Ser 2008,		
4.650%, 2–15–24	505	520
Lower CO River Auth, Rfdg Rev Bonds, Ser 2008A,		
5.750%, 5–15–23	500	574
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009,		
6.250%, 2–15–37	500	513
North TX Twy Auth, Sys Rev Rfdg Bonds (First Tier Current Interest Bonds), Ser 2008A,		
6.000%, 1–1–25	500	564
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D,		
0.000%, 1–1–30 (A)	1,000	367
Pflugerville Independent Sch Dist (Travis Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2001,		
5.500%, 8–15–19	250	261
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008,		
5.500%, 2–15–20	500	579
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A,		
6.000%, 11–15–36	500	499
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007,		
5.625%, 11–15–27	250	239
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008,		
5.750%, 2–1–26	325	374
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	500	544
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infrastructure Group LLC IH–635 Managed Lanes Proj), Ser 2010,		
7.500%, 6–30–33	750	858
		8,889
Vermont – 0.2%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27,		
5.500%, 11–1–37	155	160
Virgin Islands – 1.7%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A,		
6.000%, 10–1–39	500	540

MUNICIPAL BONDS (Continued)	Principal	Value
Virgin Islands (Continued)		
VI Pub Fin Auth, Subordinated Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A,		
5.000%, 10–1–25	$1,000	$ 1,041
		1,581
Virginia – 1.5%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C,		
7.500%, 7–1–29	500	582
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E,		
5.500%, 7–1–20	500	538
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B,		
5.250%, 8–1–22	250	296
		1,416
Washington – 1.1%		
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svcs), Ser 2009A,		
6.500%, 11–15–33	500	537
WA Hlth Care Fac Auth, Rev Bonds (VA Mason Med Ctrs), Ser 2007C,		
5.500%, 8–15–36	500	506
		1,043
West Virginia – 0.6%		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Obligated Group), Ser 2009C,		
5.500%, 6–1–39	500	540
Wisconsin – 0.6%		
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Obligated Group), Ser 2009,		
6.625%, 2–15–39	500	555
Wyoming – 0.9%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004,		
5.750%, 6–1–34	300	284
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A,		
5.250%, 1–1–23	500	548
		832
TOTAL MUNICIPAL BONDS – 92.2%		**$87,831**
(Cost: $81,003)		
SHORT-TERM SECURITIES		
Commercial Paper (C) – 7.3%		
CVS Caremark Corporation,		
0.270%, 10-4–10	2,000	2,000
IBM International Group Capital LLC (International Business Machines Corporation),		
0.000%, 10–1–10	4,907	4,907
		6,907
Master Note – 0.7%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (D)	689	689

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 1.6%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.),		
0.260%, 10–1–10 (D)......................	$1,545	$ 1,545
TOTAL SHORT-TERM SECURITIES – 9.6%		$ 9,141
(Cost: $9,141)		
TOTAL INVESTMENT SECURITIES – 101.8%		$96,972
(Cost: $90,144)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.8%)		(1,699)
NET ASSETS – 100.0%		$95,273

Notes to Schedule of Investments

(A) Zero coupon bond.

(B) Purchased on a when-issued basis with settlement subsequent to September 30, 2010.

(C) Rate shown is the yield to maturity at September 30, 2010.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**90.7%**
Municipal Bonds	90.7%
Cash and Cash Equivalents	**9.3%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	3/113	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**48.1%**
AAA	3.0%
AA	1.8%
A	12.0%
BBB	31.3%
Non-Investment Grade	**42.6%**
BB	3.1%
B	4.5%
CCC	1.8%
Non-rated	33.2%
Cash and Cash Equivalents	**9.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

ILLUSTRATION OF FUND EXPENSES
Ivy Municipal High Income Fund

(UNAUDITED)

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,072.60	0.95%	$4.97
Class B	$1,000	$1,068.10	1.73%	$8.89
Class C	$1,000	$1,067.90	1.72%	$8.89
Class I	$1,000	$1,074.10	0.70%	$3.63
Class Y	$1,000	$1,072.30	0.95%	$4.87
Based on 5% Return[2]				
Class A	$1,000	$1,020.31	0.95%	$4.85
Class B	$1,000	$1,016.49	1.73%	$8.67
Class C	$1,000	$1,016.44	1.72%	$8.67
Class I	$1,000	$1,021.55	0.70%	$3.54
Class Y	$1,000	$1,020.38	0.95%	$4.75

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Arizona – 1.2%		
The Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008,		
8.000%, 5–1–25	$2,000	$ 2,328
The Indl Dev Auth of the Cnty of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A,		
6.125%, 12–15–34	815	807
		3,135
Arkansas – 0.2%		
Pub Fac Brd of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A,		
6.000%, 6–1–40	500	518
California – 8.2%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A,		
6.750%, 7–1–39	1,400	1,490
Anaheim Cmnty Facs Dist No. 08–1 (Platinum Triangle), Spl Tax Bonds, Ser 2010,		
6.250%, 9–1–40	2,000	2,016
CA Muni Fin Auth (Literacy First Proj), Charter Sch Lease Rev Bonds, Ser 2010B,		
6.000%, 9–1–30	1,085	1,101
CA Muni Fin Auth, Edu Fac Rev Bonds (King/ Chavez Academies Proj), Ser 2009A,		
8.750%, 10–1–39	500	594
CA Statewide Cmnty Dev Auth, Rev Bonds (Southn CA Presbyterian Homes), Ser 2009,		
7.000%, 11–15–29	150	165
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	250	254
6.350%, 7–1–46	250	258
CA Various Purp GO Bonds:		
6.000%, 4–1–35	250	278
6.000%, 11–1–39	500	559
CA Dept of Water Res, Power Supply Rev Bonds, Ser 2010L,		
5.000%, 5–1–22	1,000	1,162
Cert of Participation, Oro Grande Elementary Sch Dist, Ser 2010,		
6.125%, 9–15–40	1,500	1,565
Cmnty Fac Dist No. 15 (Mission Ranch) of Riverside Un Sch Dist, Spl Tax Bonds (Impvt Area No. 3), Ser 2009A:		
6.500%, 9–1–29	360	371
6.750%, 9–1–39	70	72
Cmnty Fac Dist No. 2009–1 of Chino, 2010 Spl Tax Bonds,		
6.750%, 9–1–40	500	516
Cmnty Redev Agy of Hawthorne, Cmnty Fac Dist No. 1999–1 (Gateway Ctr), 2010 Spl Tax Rfdg Bonds,		
6.125%, 10–1–25	2,200	2,345
Golden State Tob Sec Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007A–1,		
5.125%, 6–1–47	1,000	685
Inland Empire Tob Securitization Auth, Tob Settlement Asset-Bkd Bonds (Inland Empire Tob Securitization Corp), Ser 2007,		
4.625%, 6–1–21	1,000	820

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010:		
5.750%, 9–1–29	$ 225	$ 231
5.750%, 9–1–31	365	372
6.000%, 9–1–39	1,000	1,021
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation:		
6.625%, 11–1–29	200	221
6.750%, 11–1–39	100	111
Redev Agy for the Cnty of Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E,		
6.500%, 10–1–40	1,500	1,588
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–29	75	83
7.000%, 10–1–32	510	570
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds,		
8.000%, 8–1–38	100	114
San Diego Cnty Regional Arpt Auth, Sub Arpt Rev Bonds, Ser 2010A,		
5.000%, 7–1–21 (A)	2,000	2,258
		20,820
Colorado – 5.5%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010,		
6.125%, 10–1–40	2,500	2,624
Church Ranch Metro Dist, Westminster, CO, GO Ltd Tax Bonds, Ser 2003,		
6.000%, 12–1–33	160	141
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A,		
7.400%, 12–1–38	85	101
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008,		
7.000%, 11–15–38	230	271
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010,		
6.125%, 5–1–40	1,000	1,042
CO Hlth Fac Auth (Christian Living Cmnty – Clermont Park Proj), Rev Bonds, Ser 2009A:		
7.250%, 1–1–19	100	106
9.000%, 1–1–34	30	32
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty Proj), Ser 2006A,		
5.750%, 1–1–37	350	318
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Ntl Oblig Group Proj), Ser 2010A,		
6.250%, 11–15–40 (A)	1,250	1,263
Cordillera Metro Dist, GO Bonds, Ser 2000B,		
6.200%, 12–1–20	80	80
Denver Hlth and Hosp Auth, Ser 2009A,		
6.250%, 12–1–33	1,020	1,062
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008,		
6.200%, 12–1–37	1,000	1,021
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007,		
5.500%, 12–15–27	1,000	860

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Regional Trans Dist, Private Activity Bonds (Denver Transit Partners Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	$2,000	$ 2,235
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	345	280
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	2,161	1,796
Tallyn's Reach Metro Dist No. 3 (Aurora, CO), GO Bonds, Ser 2004, 6.625%, 12–1–23	500	525
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	550	552
		14,309
Connecticut – 0.3%		
CT Dev Auth, Pollutn Ctl Rev Rfdg Bonds (The CT Light and Power Co Proj), Ser 1993B, 5.950%, 9–1–28	150	152
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	140	140
Harbor Point Infrastructure Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	500	538
		830
District Of Columbia – 0.7%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (B)	1,000	658
Metro WA Arpts Auth, Arpt Sys Rev Bonds, Ser 2010A, 5.000%, 10–1–22	1,000	1,152
		1,810
Florida – 2.5%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	585	616
6.750%, 11–1–39	1,290	1,371
FL Hurricane Catastrophe Fund Fin Corp, Rev Bonds, Ser 2010A, 5.000%, 7–1–15	1,000	1,094
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	350	456
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–25	1,000	1,083
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	1,800	1,866
		6,486
Georgia – 0.6%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	500	516
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	400	456

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth of GA, Combined Cycle Proj Rev Bonds, Ser 2010A, 5.000%, 11–1–24	$ 500	$ 560
		1,532
Guam – 2.2%		
Cert of Participation (John F. Kennedy High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,430
Cert of Participation (John F. Kennedy High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	1,500	1,537
Govt of GU, GO Bonds, Ser 1993A, 5.400%, 11–15–18	2,000	2,001
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	125	132
7.000%, 11–15–39	450	508
		5,608
Hawaii – 0.2%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 8.750%, 11–15–29	450	528
Idaho – 0.6%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	1,034
6.250%, 7–1–45	550	563
		1,597
Illinois – 6.9%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A, 5.700%, 5–1–36	400	341
Bourbonnais, IL, Indl Proj Rev Bonds (Oliver Nazarene Univ Proj), Ser 2010, 6.000%, 11–1–35	1,500	1,629
Cert of Participation, Metra Market of Chicago, L.L.C. Redev Proj, Ser A, 6.870%, 2–15–24	1,600	1,681
Chicago O'Hare Intl Arpt Spl Fac Rev Rfdg Bonds (American Airlines, Inc. Proj), Ser 2007, 5.500%, 12–1–30	1,500	1,219
Fairview Heights, IL, Tax Increment Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	510	541
IL Fin Auth (Greenfields of Geneva Proj), Rev Bonds, Ser 2010C–3, 6.250%, 2–15–16	3,000	2,999
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	375	422
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A, 5.875%, 2–15–38	1,400	1,335
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	250	274
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	65	74
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe) Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	525

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Ad Valorem Tax Bonds, Ser 2010,		
7.500%, 3–1–32	$1,500	$ 1,536
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008,		
7.000%, 12–1–22	500	521
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009,		
8.000%, 1–15–22	740	792
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,095
7.375%, 11–15–45	1,500	1,504
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010,		
0.000%, 12–1–29 (B)	1,840	1,391
		17,879
Indiana – 3.3%		
Hendricks Cnty, IN Redev Dist, Tax Increment Rev Rfdg Bonds, Ser 2010B,		
6.450%, 1–1–23	250	264
IN Fin Auth, Edu Fac Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A,		
9.000%, 7–1–39	175	216
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010,		
6.000%, 7–15–27	3,170	3,425
Rockport, IN, Pollutn Ctrl Rev Rfdg Bonds (IN MI Power Co Proj), Ser 2009A,		
6.250%, 6–1–25	1,000	1,127
Whitestown, IN, Econ Dev Tax Increment Rev Bonds (Perry Industrial Park and Whitestown Crossing Proj), Ser 2010A,		
7.000%, 2–1–30	1,500	1,538
Whiting IN, Redev Dist Tax Increment Rev Bonds (Standard Avenue Proj), Ser 2006,		
5.350%, 1–15–27	555	511
Whiting, IN, Redev Dist Tax Increment Rev Bonds of 2010 (Lakefront Dev Proj),		
6.750%, 1–15–32	1,430	1,462
		8,543
Iowa – 0.2%		
Coralville, IA (Coralville Marriott Hotel and Convention Ctr), Cert of Participation in Base Lease Payments, Ser 2006D,		
5.250%, 6–1–26	500	528
Kansas – 0.6%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009,		
7.000%, 9–1–38	200	222
Olathe, KS, Spl Oblig Tax Increment Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	500	341
5.500%, 9–1–26	500	338
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi-Sport Athletic Complex Proj), Ser 2010B,		
0.000%, 6–1–21 (B)	1,100	620
		1,521

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky – 2.4%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	$1,500	$ 1,617
6.500%, 3–1–45	500	542
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp Proj), Ser 2010,		
6.375%, 8–1–40	2,000	2,065
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A,		
6.000%, 7–15–31	2,000	2,083
		6,307
Louisiana – 1.1%		
LA Offshore Terminal Auth, Deepwater Port Rev Bonds (LOOP LLC Proj), Ser 2007B–1A,		
1.600%, 10–1–37	2,000	2,000
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A,		
6.500%, 1–1–40	745	795
		2,795
Maine – 0.2%		
Portland, ME, General Arpt Rev Bonds, Ser 2010,		
5.000%, 1–1–30	500	533
Maryland – 1.6%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B,		
5.750%, 6–1–35	500	521
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010,		
5.750%, 9–1–25	3,000	3,103
MD Hlth and Higher Ed Fac Auth, Rev Bonds, Doctors Cmnty Hosp, Ser 2010,		
5.750%, 7–1–38	500	496
		4,120
Massachusetts – 0.2%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A,		
7.875%, 6–1–44	200	214
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C–2,		
6.250%, 6–1–14	190	190
		404
Michigan – 5.1%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C–1),		
7.000%, 7–1–27	500	601
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B),		
7.500%, 7–1–33	500	611
Detroit, MI, GO Bonds, Ser 2004-A(1),		
5.250%, 4–1–23	1,420	1,228
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	350	369
7.500%, 7–1–39	250	263
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Oblig Group), Ser 2007A,		
4.875%, 8–15–27	250	198

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Fin Auth, Public Sch Academy Ltd Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A,		
6.125%, 9–1–40	$4,535	$ 4,543
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A,		
8.500%, 10–1–45	2,000	2,027
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2010E,		
4.750%, 8–22–11	2,000	2,014
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	20	24
8.250%, 9–1–39	750	911
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W,		
6.000%, 8–1–39	150	156
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008,		
7.000%, 11–15–38	150	146
		13,091
Minnesota – 1.0%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Services), Ser 2008B,		
6.500%, 11–15–38	2,350	2,708
Missouri – 6.4%		
Arnold, MO, Real Ppty Tax Increments Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A,		
7.750%, 5–1–28	700	775
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2006,		
5.625%, 3–1–25	520	479
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A,		
6.125%, 12–1–36	200	137
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.500%, 10–1–31	365	263
5.550%, 10–1–36	325	228
Jennings, MO, Tax Increment and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006,		
5.000%, 11–1–23	1,460	1,345
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18	1,100	1,087
7.000%, 4–1–28	335	334
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B,		
7.000%, 9–1–35	1,000	1,024
Liberty, MO Tax Increment Rev Bonds (Liberty Triangle Proj), Ser 2007,		
5.500%, 10–1–22	260	234
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Highway 141/Manchester Road Proj), Ser 2010,		
6.875%, 11–1–39	1,500	1,537

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007,		
4.500%, 11–1–27	$ 225	$ 212
St. Louis Muni Fin Corp, Compound Interest Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A:		
0.000%, 7–15–36 (B)	750	166
0.000%, 7–15–37 (B)	1,500	311
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007,		
5.750%, 3–1–27	110	102
The Indl Dev Auth of Bridgeton, MO, Sales Tax Revenue Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A,		
5.875%, 11–1–35	250	186
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,500	1,483
6.500%, 1–1–35	600	566
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Project Sugar), Ser 2010-C,		
6.000%, 9–1–24	2,000	2,069
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007,		
6.850%, 4–1–29	225	225
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002,		
7.000%, 8–15–32	2,000	1,912
The Indl Dev Auth of St. Louis, MO, Tax Increment and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007,		
5.750%, 11–1–27	940	899
The Indl Dev Auth of the City of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010C–2,		
7.000%, 11–15–15	250	254
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009,		
7.500%, 4–1–32	650	747
		16,575
Nevada – 1.0%		
Clark Cnty, NV, Spl Impvt Dist No. 142 (Mountain's Edge), Local Impvt Bonds, Ser 2003,		
6.100%, 8–1–18	95	95
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A:		
6.000%, 6–15–15	1,325	1,469
8.000%, 6–15–30	500	591
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008,		
8.000%, 12–1–38	265	317
		2,472
New Hampshire – 0.8%		
Strafford Cnty, NH, GO Rev Anticipation Notes 2010,		
5.500%, 2–18–11	2,000	2,000

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey – 1.6%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999:		
6.250%, 9–15–19	$ 115	$ 114
6.400%, 9–15–23	2,500	2,496
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000,		
7.000%, 11–15–30	1,000	1,005
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B,		
7.500%, 12–1–32	450	531
		4,146
New York – 3.7%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A,		
5.000%, 10–1–22	1,000	1,141
Long Island Power Auth, Elec Sys General Rev Bonds, Ser 2010A,		
5.000%, 5–1–15	1,000	1,145
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A,		
6.700%, 1–1–43	1,000	1,013
NYC GO Bonds, Fiscal Ser 2011B,		
5.000%, 8–1–20	1,000	1,180
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.125%, 8–1–11	100	101
7.500%, 8–1–16	500	520
7.750%, 8–1–31	1,295	1,370
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	370	375
7.250%, 1–1–30	1,940	1,947
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B,		
7.625%, 1–1–30	535	539
Yonkers Indl Dev Agy, Civic Fac Rev Bonds (St. John's Riverside Hosp Proj), Ser 2001B,		
7.125%, 7–1–31	300	301
		9,632
North Carolina – 1.5%		
NC Med Care Commission (Galloway Ridge Proj), Ret Fac First Mtg Rev Bonds, Ser 2010A,		
6.000%, 1–1–39 (A)	1,520	1,516
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Rfdg Ser 2010A,		
5.000%, 1–1–21	2,015	2,320
		3,836
Ohio – 5.2%		
OH Pollutn Ctl Rev Bonds (The Standard Oil Co Proj), Ser 1985,		
6.750%, 12–1–15	2,815	3,206
Buckeye Tob Settlement Fin Auth, Tob Settlement Asset-Bkd Bonds, Ser 2007:		
5.125%, 6–1–24	1,000	858
6.500%, 6–1–47	150	121
Cleveland-Cuyahoga Cnty Port Auth (Garfield Heights Proj), Dev Rev Bonds, Ser 2004D,		
5.250%, 5–15–23	1,545	1,281
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009,		
7.500%, 12–1–33	500	582

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E,		
5.625%, 10–1–19	$2,525	$ 2,764
OH Higher Ed Fac Rev Bonds (Ashland Univ 2010 Proj),		
6.250%, 9–1–24	500	523
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj),		
5.750%, 11–15–40	500	515
OH Water Dev Auth, Pollutn Ctl Rev Rfdg Bonds, Ser2010-A,		
3.375%, 7–1–33	2,500	2,503
Toledo Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C,		
6.375%, 11–15–32	310	311
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Toledo Sch for the Arts Proj), Ser 2007B,		
5.500%, 5–15–28	950	871
		13,535
Oklahoma – 1.6%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005A,		
6.125%, 11–15–25	2,000	2,007
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005,		
6.000%, 11–15–38	2,200	2,062
		4,069
Oregon – 1.3%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hltcare Cmnty, Inc.) Ser 2008,		
8.250%, 1–1–38	550	671
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,135	1,160
6.375%, 9–1–40	1,600	1,642
		3,473
Pennsylvania – 4.2%		
Beaver Cnty Indl Dev Auth (Beaver Cnty, PA), Pollutn Ctl Rev Rfdg Bonds, Ser 2005-A,		
3.375%, 1–1–35	2,500	2,503
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B,		
7.250%, 7–1–39	90	104
PA Econ Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2004A,		
4.700%, 11–1–21	675	745
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ PA), Ser 2010,		
6.000%, 7–1–43	1,530	1,579
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Properties, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010,		
6.000%, 7–1–21	1,000	1,134
PA Tpk Commission, Tpk Sub Rev Bonds, Sub Ser 2010 B–2,		
0.000%, 12–1–34 (B)	3,000	2,369
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinance), Ninth Ser,		
5.250%, 8–1–40	1,250	1,266
Philadelphia, PA, Water and Wastewater Rev Bonds, Ser 2010C,		
5.000%, 8–1–23	1,000	1,118

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992,		
7.300%, 7–1–12 (C)	$ 70	$ 46
		10,864
Puerto Rico – 0.9%		
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX,		
5.250%, 7–1–40	500	524
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A,		
6.375%, 8–1–39	500	568
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010C,		
6.500%, 8–1–35	1,000	1,163
		2,255
South Carolina – 0.9%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A:		
6.000%, 4–1–30	1,510	1,578
6.500%, 4–1–42	750	800
		2,378
Tennessee – 0.8%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A,		
6.500%, 7–1–38	500	546
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN (The Blakeford at Green Hills), Rev Rfdg Bonds, Ser 1998,		
5.650%, 7–1–24	1,700	1,602
		2,148
Texas – 10.0%		
Dallas-Fort Worth Intl Arpt, Fac Impvt Corp, American Airlines, Inc., Rev Rfdg Bonds, Ser 2000A,		
9.000%, 5–1–29	2,000	2,097
Alliance Arpt Auth, Inc., Spl Fac Rev Bonds (American Airlines, Inc. Proj), Ser 1991,		
7.000%, 12–1–11	655	646
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7–1–45	250	262
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A,		
9.500%, 3–1–33	500	656
Cent TX Regional Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	500	97
0.000%, 1–1–40 (B)	500	73
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	100	107
9.000%, 9–1–38	250	265
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009,		
7.000%, 8–15–28	500	519
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
6.000%, 2–15–38	150	141
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A,		
6.375%, 8–15–44	500	534

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009,		
9.000%, 8–15–38	$ 495	$ 601
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009,		
6.250%, 2–15–37	500	513
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Schs), Ser 2009A:		
6.250%, 8–15–29	350	368
6.500%, 8–15–39	200	211
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A:		
5.750%, 11–15–11	910	930
6.000%, 11–15–26	250	255
6.000%, 11–15–36	500	499
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A,		
7.750%, 6–1–39	155	176
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj) Ser 2007,		
5.500%, 11–15–22	3,000	2,964
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007,		
5.625%, 11–15–27	250	239
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,660
8.125%, 11–15–39	250	261
8.250%, 11–15–44	250	263
Travis Cnty Hlth Fac Dev Corp, Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A,		
5.100%, 11–15–15	400	396
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	1,100	1,197
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infrastructure Group LLC IH–635 Managed Lanes Proj), Ser 2010,		
7.000%, 6–30–40	4,000	4,369
TX Pub Fin Auth Charter Sch Fin Corp, Ed Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A,		
6.200%, 2–15–40	2,000	2,081
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A,		
7.125%, 2–15–40	2,000	2,123
		25,503
Utah – 0.8%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A,		
5.300%, 6–1–28	350	375
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010,		
6.250%, 7–15–30	1,015	1,040
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010,		
6.375%, 7–15–40	750	762
		2,177

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Virgin Islands – 0.4%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A,		
6.625%, 10–1–29	$ 935	$ 1,085
Virginia – 2.4%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.150%, 7–1–17	475	393
5.400%, 7–1–27	1,190	801
5.500%, 7–1–37	1,600	1,003
Indl Dev Auth of Lexington, VA, Hosp Fac Rev Bonds (Stonewall Jackson Hosp), Ser 2000:		
7.000%, 7–1–25	715	725
7.000%, 7–1–30	905	915
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A,		
8.000%, 7–1–38	535	630
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	940	1,085
7.500%, 7–1–29	25	29
Norfolk Redev and Hsng Auth, Multifamily Rental Hsng Fac Rev Bonds (1016 Ltd Partnship – Sussex Apartments Proj), Ser 1996,		
8.000%, 9–1–26	475	476
Tob Settlement Fin Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007B–1,		
5.000%, 6–1–47	250	170
		6,227
Washington – 1.4%		
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2005,		
5.375%, 12–1–22	500	512
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007,		
5.625%, 12–1–25	500	516
WA Hlth Care Fac Auth (Cent WA Hlth Svcs Assoc), Rev Bonds, Ser 2009:		
6.250%, 7–1–24	685	743
7.000%, 7–1–31	1,430	1,571
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.375%, 3–1–38	155	177
		3,519
Wisconsin – 1.0%		
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	120	127
6.125%, 6–1–39	250	263
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Communities, Inc.), Ser 2009:		
7.250%, 9–15–29	1,000	1,065
7.625%, 9–15–39	1,000	1,079
		2,534
TOTAL MUNICIPAL BONDS – 90.7%		**$234,030**
(Cost: $226,460)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 9.7%		
Clorox Co.:		
0.370%, 10–21–10	$2,090	$ 2,090
0.340%, 11–4–10	3,000	2,999
General Mills, Inc.:		
0.290%, 10–18–10	3,000	2,999
0.280%, 10–25–10	3,000	2,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.230%, 10–4–10	5,000	5,000
IBM International Group Capital LLC (International Business Machines Corporation),		
0.000%, 10–1–10	1,655	1,655
Kellogg Co.,		
0.240%, 10–5–10	5,000	5,000
Sonoco Products Co.,		
0.000%, 10–1–10	2,236	2,236
		24,978
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (E)	873	873
Municipal Obligations – 0.8%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.),		
0.260%, 10–1–10 (E)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 10.8%		**$ 27,851**
(Cost: $27,851)		
TOTAL INVESTMENT SECURITIES – 101.5%		**$261,881**
(Cost: $254,311)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.5%)		**(3,829)**
NET ASSETS – 100.0%		**$258,052**

Notes to Schedule of Investments

(A)Purchased on a when-issued basis with settlement subsequent to September 30, 2010.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at September 30, 2010.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**90.8%**
Financials	25.9%
Industrials	17.3%
Information Technology	14.8%
Energy	7.2%
Materials	6.9%
Consumer Discretionary	5.5%
Consumer Staples	5.3%
Utilities	3.9%
Telecommunication Services	2.0%
Health Care	2.0%
Cash and Cash Equivalents	**9.2%**

Country Weightings

Pacific Basin	**87.9%**
China	28.5%
South Korea	15.8%
India	11.2%
Taiwan	10.1%
Hong Kong	9.1%
Singapore	8.0%
Other Pacific Basin	5.2%
Europe	**1.5%**
Bahamas/Caribbean	**1.4%**
Cash and Cash Equivalents	**9.2%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	42/50	83
3 Year	19/36	52
5 Year	14/31	44
10 Year	19/26	71

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Industrial and Commercial Bank of China Limited, H Shares	China	Financials	Diversified Banks
Daelim Industrial Co., Ltd.	South Korea	Industrials	Construction & Engineering
Zhuzhou CSR Times Electric Co., Ltd., H Shares	China	Industrials	Electrical Components & Equipment
Hon Hai Precision Ind. Co., Ltd.	Taiwan	Information Technology	Electronic Manufacturing Services
LG Chem, Ltd.	South Korea	Materials	Commodity Chemicals
China Yurun Food Group Limited	China	Consumer Staples	Packaged Foods & Meats
Fubon Financial Holding Co., Ltd.	Taiwan	Financials	Other Diversified Financial Services
Woori Finance Holdings Co., Ltd.	South Korea	Financials	Diversified Banks
Beijing Enterprises Holdings Limited	Hong Kong	Industrials	Industrial Conglomerates
DBS Group Holdings Ltd	Singapore	Financials	Diversified Banks

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Pacific Opportunities Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,068.70	1.75%	$ 9.10
Class B	$1,000	$1,062.50	2.85%	$14.75
Class C	$1,000	$1,064.50	2.48%	$12.90
Class E**	$1,000	$1,070.10	1.36%	$ 7.04
Class I	$1,000	$1,071.20	1.25%	$ 6.52
Class Y	$1,000	$1,070.30	1.51%	$ 7.87
Based on 5% Return[2]				
Class A	$1,000	$1,016.29	1.75%	$ 8.87
Class B	$1,000	$1,010.78	2.85%	$14.38
Class C	$1,000	$1,012.62	2.48%	$12.58
Class E**	$1,000	$1,018.23	1.36%	$ 6.86
Class I	$1,000	$1,018.81	1.25%	$ 6.36
Class Y	$1,000	$1,017.51	1.51%	$ 7.67

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Pacific Opportunities Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Cayman Islands – 1.4%		
AutoNavi Holdings Limited, ADR (A)	133	$ 2,325
China ITS (Holdings) Co., Ltd. (A)(B)(C)	2,815	1,469
China Kanghui Holdings, ADR (A)	250	3,543
China Ming Yang Wind Power Group Limited, ADR (A)	250	3,500
		10,837
China – 28.5%		
BYD Company Limited, H Shares (C)	1,005	8,072
Camelot Information Systems Inc., ADR (A)	342	6,013
China BlueChemical Ltd., H Shares (C)	10,876	7,906
China Coal Energy Company Limited (C)	5,013	8,296
China Merchants Bank Co., Ltd, H Shares (B)(C)	2,938	7,573
China Minsheng Banking Corp Ltd., H Shares (C)	8,286	7,422
China Mobile Limited (C)(D)	982	10,050
China Mobile Limited (C)	465	4,762
China Oilfield Services Limited (C)	5,796	9,069
China Resources Power Holdings Company Limited (C)	6,703	14,409
China Yurun Food Group Limited (B)(C)	4,026	14,944
CNinsure Inc., ADR	163	3,805
Dongfeng Motor Group Company Limited, H Shares (C)	5,056	10,348
Industrial and Commercial Bank of China Limited, H Shares (C)	27,523	20,504
PetroChina Company Limited, H Shares (C)	10,412	12,118
Renhe Commercial Holdings Company Limited (B)(C)	33,334	6,230
Shanda Games Limited, ADR (A)	800	4,288
Shanda Interactive Entertainment Limited, ADR (A)	61	2,387
SINA Corporation (A)	166	8,393
Tencent Holdings Limited (C)	521	11,393
Winsway Coking Coal Holdings Limited, H Shares (A)(C)(D)	12,000	5,722
Yingde Gases Group Company Limited (A)(C)	2,536	2,396
Yingde Gases Group Company Limited (A)(B)(C)	5,900	5,574
Yingli Green Energy Holding Company Limited, ADR (A)	227	3,136
Zhuzhou CSR Times Electric Co., Ltd., H Shares (C)	5,537	17,770
		212,580
Hong Kong – 9.1%		
Beijing Enterprises Holdings Limited (C)	2,040	14,512
Boshiwa International Holding Limited (A)(B)(C)	780	752
China Metal Recycling (Holdings) Limited (B)(C)	4,800	4,888
China Metal Recycling (Holdings) Limited (C)	2,000	2,036
China Resources Cement Holdings Limited (A)(C)	4,416	2,601
Evergrande Real Estate Group Limited (C)	31,543	10,651
Guangdong Investment Limited (C)	20,770	10,842
L'Occitane International S.A. (A)(B)(C)	3,006	8,368
MicroPort Scientific Corporation (A)(B)(C)	3,200	3,568
Sinopharm Group Co. Ltd., H Shares (B)(C)	1,517	6,266
West China Cement Limited (A)(B)(C)	12,386	3,736
		68,220

COMMON STOCKS (Continued)	Shares	Value
India – 11.2%		
Axis Bank Limited (C)	358	$ 12,232
Crompton Greaves Limited (C)	1,129	7,860
Dr. Reddy's Laboratories Limited (C)	247	7,914
HCL Technologies Limited (C)	1,406	13,167
Jain Irrigation Systems Limited (C)	346	9,155
Lanco Infratech Limited (A)(C)	5,475	8,772
Nagarjuna Construction Company Limited (C)	2,037	7,113
State Bank of India (C)	144	10,379
Zee Entertainment Enterprises Limited (C)	1,106	7,392
		83,984
Indonesia – 1.5%		
PT Bank Mandiri (Persero) Tbk (C)	5,106	4,119
PT Bank Rakyat Indonesia (C)	6,317	7,078
		11,197
Malaysia – 2.0%		
Gamuda Berhad (C)	6,355	7,987
Genting Berhad (C)	2,068	6,645
		14,632
Singapore – 8.0%		
Cambridge Industrial Trust (B)(C)	9,500	3,937
DBS Group Holdings Ltd (C)	1,346	14,411
Keppel Corporation Limited (C)	1,490	10,175
SembCorp Industries Ltd (C)	2,203	7,305
United Overseas Bank Limited (C)	945	13,164
Wilmar International Limited (C)	2,345	10,717
		59,709
South Korea – 15.8%		
Daelim Industrial Co., Ltd. (C)	267	19,754
Hyundai Development Company – Engineering & Construction (C)	399	10,565
Hyundai Motor Company (C)	54	7,204
LG Chem, Ltd. (C)	52	15,074
LG Corp. (C)	116	8,374
LG Display Co., Ltd. (C)	218	7,539
POSCO (C)	17	7,480
Samsung Electronics Co., Ltd. (C)	18	12,518
Samsung Life Insurance Co., Ltd. (B)(C)	77	6,998
SK Energy Co., Ltd. (C)	64	8,119
Woori Finance Holdings Co., Ltd. (C)	1,174	14,620
		118,245
Taiwan – 10.1%		
Acer Incorporated (C)	2,800	7,115
Asustek Computer Inc. (C)	980	7,027
First Commercial Bank Co., Ltd. (C)	12,142	8,045
Fubon Financial Holding Co., Ltd. (C)	12,031	14,806
Hon Hai Precision Ind. Co., Ltd. (C)	4,170	15,682
Taiwan Semiconductor Manufacturing Company Ltd. (C)	4,254	8,443
Yuanta Financial Holdings Co., Ltd. (C)	23,630	14,371
		75,489
Thailand – 1.4%		
Banpu Public Company Limited, Registered Shares (C)	452	10,716
United Kingdom – 1.5%		
Standard Chartered plc (C)	384	11,372
TOTAL COMMON STOCKS – 90.5%		**$676,981**
(Cost: $537,808)		

INVESTMENT FUNDS – 0.3%	Shares	Value
Vietnam		
Vietnam Azalea Fund Limited (A)(E)(F)........	500	$ 2,170
(Cost: $3,304)		

WARRANTS – 0.0%		
Malaysia		
Gamuda Berhad	794	$ 365
(Cost: $24)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (G) – 4.2%		
Straight-A Funding, LLC		
(Federal Financing Bank):		
0.210%, 11–5–10	$ 7,000	6,999
0.210%, 11–12–10	5,000	4,999
W.W. Grainger, Inc.,		
0.160%, 10–5–10	19,000	18,999
		30,997

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable bank letter of credit) (G) – 0.9%		
COFCO Capital Corp. (Rabobank Nederland), 0.280%, 10–20–10	$7,000	$ 6,999
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (H).................	3,587	3,587
TOTAL SHORT-TERM SECURITIES – 5.6%		$ 41,583
(Cost: $41,583)		
TOTAL INVESTMENT SECURITIES – 96.4%		$721,099
(Cost: $582,719)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.6%		27,163
NET ASSETS – 100.0%		$748,262

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Deutsche Bank AG	4,490,000	11–12–10	$ —	$1,467

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $74,303 or 9.9% of net assets.

(C)Listed on an exchange outside the United States.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $15,772 or 2.1% of net assets.

(E)Illiquid restricted security. At September 30, 2010, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	500	$ 3,304	$2,170

The total value of this security represented 0.3% of net assets at September 30, 2010.

(F)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at September 30, 2010.

(G)Rate shown is the yield to maturity at September 30, 2010.

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	25.9%
Industrials	17.3%
Information Technology	14.8%
Energy	7.2%
Materials	6.9%
Consumer Discretionary	5.5%

Market Sector Diversification (Continued)

(as a % of net assets) (Continued)	
Consumer Staples	5.3%
Utilities	3.9%
Health Care	2.0%
Telecommunication Services	2.0%
Other+	9.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Small Cap Growth Fund

Asset Allocation

Stocks	**96.8%**
Information Technology	29.8%
Consumer Discretionary	22.4%
Industrials	15.3%
Financials	11.2%
Health Care	9.9%
Energy	5.9%
Consumer Staples	2.0%
Materials	0.3%
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	19/530	4
3 Year	37/467	8
5 Year	81/396	21
10 Year	52/223	24

Past performance is no guarantee of future results. Rankings are for Class C shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
MICROS Systems, Inc.	Information Technology
Stratasys, Inc.	Information Technology
Portfolio Recovery Associates, Inc.	Financials
Zumiez Inc.	Consumer Discretionary
Under Armour, Inc., Class A	Consumer Discretionary
Greenhill & Co., Inc.	Financials
Volcano Corporation	Health Care
Core Laboratories N.V.	Energy
O'Reilly Automotive, Inc.	Consumer Discretionary
Graco Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,078.10	1.55%	$ 8.10
Class B	$1,000	$1,071.90	2.59%	$13.47
Class C	$1,000	$1,074.40	2.21%	$11.51
Class E	$1,000	$1,078.20	1.56%	$ 8.10
Class I	$1,000	$1,081.40	1.08%	$ 5.62
Class R	$1,000	$1,078.10	1.63%	$ 8.52
Class Y	$1,000	$1,079.40	1.33%	$ 6.97
Based on 5% Return[2]				
Class A	$1,000	$1,017.32	1.55%	$ 7.87
Class B	$1,000	$1,012.08	2.59%	$13.08
Class C	$1,000	$1,013.99	2.21%	$11.18
Class E	$1,000	$1,017.25	1.56%	$ 7.87
Class I	$1,000	$1,019.64	1.08%	$ 5.45
Class R	$1,000	$1,016.90	1.63%	$ 8.27
Class Y	$1,000	$1,018.39	1.33%	$ 6.76

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

SCHEDULE OF INVESTMENTS
Ivy Small Cap Growth Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.3%		
Ladish Co., Inc. (A)	381	$ 11,870
Apparel Retail – 3.5%		
Zumiez Inc. (A)	843	17,840
Apparel, Accessories & Luxury Goods – 5.2%		
Columbia Sportswear Company	104	6,101
True Religion Apparel, Inc. (A)	149	3,184
Under Armour, Inc., Class A (A)	394	17,762
		27,047
Application Software – 10.2%		
ACI Worldwide, Inc. (A)	526	11,775
FactSet Research Systems, Inc.	142	11,506
Solera Holdings, Inc.	305	13,450
SuccessFactors, Inc. (A)	404	10,134
Ultimate Software Group, Inc. (The) (A)	139	5,356
		52,221
Auto Parts & Equipment – 4.6%		
Gentex Corporation	625	12,190
LKQ Corporation (A)	546	11,361
		23,551
Automotive Retail – 2.8%		
O'Reilly Automotive, Inc. (A)	267	14,178
Communications Equipment – 3.5%		
Acme Packet, Inc. (A)	238	9,022
Aruba Networks, Inc. (A)	418	8,929
		17,951
Computer Hardware – 3.8%		
Stratasys, Inc. (A)	706	19,561
Construction & Farm Machinery & Heavy Trucks – 2.6%		
Westinghouse Air Brake Technologies Corporation	277	13,257
Consumer Finance – 1.1%		
First Cash Financial Services, Inc. (A)	210	5,828
Education Services – 5.1%		
Capella Education Company (A)	173	13,449
K12 Inc. (A)	436	12,663
		26,112
Electronic Components – 1.7%		
DTS, Inc. (A)	233	8,887
Electronic Equipment & Instruments – 2.1%		
OSI Systems, Inc. (A)	303	10,987
Environmental & Facilities Services – 2.5%		
Waste Connections, Inc. (A)	323	12,794
Gold – 0.3%		
Alamos Gold Inc. (B)	103	1,747
Health Care Equipment – 6.7%		
NuVasive, Inc. (A)	221	7,769
ResMed Inc. (A)	328	10,775

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment (Continued)		
Volcano Corporation (A)	608	$ 15,799
		34,343
Health Care Services – 0.2%		
Healthways, Inc. (A)	82	957
Health Care Supplies – 0.3%		
Merit Medical Systems, Inc. (A)	101	1,603
Industrial Machinery – 2.7%		
Graco Inc.	439	13,920
Investment Banking & Brokerage – 3.2%		
Greenhill & Co., Inc.	209	16,570
Life Sciences Tools & Services – 2.7%		
Illumina, Inc. (A)	282	13,855
Oil & Gas Equipment & Services – 5.9%		
CARBO Ceramics Inc.	74	5,954
Core Laboratories N.V.	166	14,623
Dril-Quip, Inc. (A)	157	9,726
		30,303
Personal Products – 2.0%		
Alberto-Culver Company	275	10,342
Regional Banks – 3.3%		
Columbia Banking System, Inc.	401	7,879
SVB Financial Group (A)	217	9,196
		17,075
Research & Consulting Services – 1.2%		
CoStar Group, Inc. (A)	130	6,337
Restaurants – 1.2%		
Buffalo Wild Wings, Inc. (A)	132	6,331
Semiconductor Equipment – 0.3%		
Teradyne, Inc. (A)	136	1,518
Semiconductors – 4.1%		
Cavium Networks, Inc. (A)	361	10,379
Semtech Corporation (A)	528	10,667
		21,046
Specialized Finance – 3.6%		
Portfolio Recovery Associates, Inc. (A)	277	17,920
Systems Software – 4.1%		
MICROS Systems, Inc. (A)	493	20,852
Trucking – 4.0%		
Knight Transportation, Inc.	582	11,251
Landstar System, Inc.	235	9,056
		20,307
TOTAL COMMON STOCKS – 96.8%		$497,110

(Cost: $384,368)

Ivy Small Cap Growth Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 2.8%		
Hewlett-Packard Company, 0.150%, 10-4–10	$3,000	$ 3,000
Kellogg Co., 0.240%, 10–5–10	5,000	5,000
McCormick & Co. Inc., 0.000%, 10–1–10	3,294	3,294
W.W. Grainger, Inc., 0.160%, 10–6–10	3,000	3,000
		14,294
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (D)	4,266	4,266
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 18,560**
(Cost: $18,560)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$515,670**
(Cost: $402,928)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(1,914)**
NET ASSETS – 100.0%		**$513,756**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at September 30, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Ivy Small Cap Value Fund

Asset Allocation

Stocks	**97.5%**
Financials	30.8%
Consumer Discretionary	17.1%
Information Technology	15.0%
Industrials	13.8%
Health Care	5.9%
Materials	5.2%
Energy	4.2%
Utilities	4.1%
Consumer Staples	1.4%
Cash and Cash Equivalents	**2.5%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	97/254	39
3 Year	33/222	15
5 Year	50/176	29
10 Year	51/84	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Gaylord Entertainment Company	Consumer Discretionary
Tenneco Automotive Inc.	Consumer Discretionary
Southwest Gas Corporation	Utilities
iGate Corporation	Information Technology
CBL & Associates Properties, Inc.	Financials
Timken Company (The)	Industrials
NV Energy, Inc.	Utilities
Triumph Group, Inc.	Industrials
THL Credit, Inc.	Financials
AAR CORP.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

ILLUSTRATION OF FUND EXPENSES
Ivy Small Cap Value Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 984.00	1.71%	$ 8.53
Class B	$1,000	$ 977.80	2.96%	$14.73
Class C	$1,000	$ 979.60	2.48%	$12.27
Class E**	$1,000	$ 986.20	1.25%	$ 6.16
Class I	$1,000	$ 987.10	1.13%	$ 5.66
Class Y	$1,000	$ 985.70	1.40%	$ 6.95
Based on 5% Return[2]				
Class A	$1,000	$1,016.49	1.71%	$ 8.67
Class B	$1,000	$1,010.21	2.96%	$14.98
Class C	$1,000	$1,012.64	2.48%	$12.48
Class E**	$1,000	$1,018.82	1.25%	$ 6.26
Class I	$1,000	$1,019.41	1.13%	$ 5.76
Class Y	$1,000	$1,018.06	1.40%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Small Cap Value Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.4%		
MDC Partners Inc., Class A	245	$ 3,274
Aerospace & Defense – 4.0%		
AAR CORP. (A)	244	4,561
Triumph Group, Inc.	64	4,751
		9,312
Apparel, Accessories & Luxury Goods – 1.5%		
Jones Apparel Group, Inc.	178	3,498
Application Software – 3.0%		
Quest Software, Inc. (A)	152	3,742
TIBCO Software Inc. (A)	192	3,410
		7,152
Auto Parts & Equipment – 3.3%		
Superior Industries International, Inc.	136	2,350
Tenneco Automotive Inc. (A)	193	5,591
		7,941
Broadcasting – 3.5%		
Belo Corp., Class A (A)	360	2,229
E. W. Scripps Company (The) (A)	379	2,983
Entercom Communications Corp. (A)	414	3,256
		8,468
Casinos & Gaming – 0.7%		
Bally Technologies, Inc. (A)	48	1,685
Communications Equipment – 0.3%		
Tellabs, Inc.	107	798
Computer Storage & Peripherals – 0.3%		
Quantum Corporation (A)	348	737
Diversified Chemicals – 1.2%		
Ashland Inc.	58	2,819
Electric Utilities – 2.0%		
NV Energy, Inc.	362	4,763
Electronic Manufacturing Services – 2.1%		
Celestica Inc. (A)	382	3,221
Sanmina-SCI Corporation (A)	152	1,840
		5,061
Gas Utilities – 2.1%		
Southwest Gas Corporation	148	4,960
Health Care Facilities – 2.6%		
AmSurg Corp. (A)	87	1,517
LifePoint Hospitals, Inc. (A)	89	3,135
Sun Healthcare Group, Inc. (A)	177	1,500
		6,152
Homebuilding – 1.5%		
M.D.C. Holdings, Inc.	64	1,870
M/I Homes, Inc. (A)	156	1,617
		3,487
Hotels, Resorts & Cruise Lines – 2.9%		
Gaylord Entertainment Company (A)	227	6,927

COMMON STOCKS (Continued)	Shares	Value
Human Resource & Employment Services – 3.1%		
Kforce Inc. (A)	254	$ 3,490
TrueBlue, Inc. (A)	290	3,960
		7,450
Industrial Machinery – 3.4%		
IDEX Corporation	93	3,317
Timken Company (The)	126	4,814
		8,131
Investment Banking & Brokerage – 1.7%		
Piper Jaffray Companies (A)	62	1,813
Stifel Financial Corp. (A)	47	2,157
		3,970
IT Consulting & Other Services – 3.1%		
Camelot Information Systems Inc., ADR (A)	149	2,625
iGate Corporation	267	4,843
		7,468
Life Sciences Tools & Services – 2.3%		
ICON plc, ADR (A)	150	3,240
PAREXEL International Corporation (A)	92	2,133
		5,373
Managed Health Care – 1.0%		
Coventry Health Care, Inc. (A)	111	2,396
Metal & Glass Containers – 1.7%		
Silgan Holdings Inc.	131	4,146
Movies & Entertainment – 1.4%		
Regal Entertainment Group	248	3,249
Office REITs – 0.3%		
Lexington Corporation Properties Trust	86	614
Oil & Gas Equipment & Services – 1.3%		
Superior Energy Services, Inc. (A)	118	3,152
Oil & Gas Storage & Transportation – 2.9%		
Blueknight Energy Partners, L.P. (A)	110	959
MarkWest Energy Partners, L.P.	50	1,785
Regency Energy Partners LP	170	4,164
		6,908
Personal Products – 1.4%		
Inter Parfums, Inc.	192	3,377
Property & Casualty Insurance – 0.1%		
Argo Group International Holdings, Ltd.	7	250
Publishing – 0.9%		
Washington Post Company, Class B (The)	5	2,077
Regional Banks – 13.4%		
Bank of Marin Bancorp	79	2,541
Columbia Banking System, Inc.	132	2,584
East West Bancorp, Inc.	225	3,656
First Horizon National Corporation (A)	304	3,467
IBERIABANK Corporation	86	4,299
Nara Bancorp, Inc. (A)	345	2,437
PrivateBancorp, Inc.	155	1,767
Synovus Financial Corp.	1,044	2,569

COMMON STOCKS (Continued)	Shares	Value
Regional Banks (Continued)		
Texas Capital Bancshares, Inc. (A)	157	$ 2,711
Whitney Holding Corporation	194	1,588
Wintrust Financial Corporation	124	4,013
		31,632
Reinsurance – 3.6%		
Reinsurance Group of America, Incorporated	86	4,153
RenaissanceRe Holdings Ltd.	74	4,407
		8,560
Residential REITs – 2.8%		
American Campus Communities, Inc.	148	4,490
Apartment Investment and Management Company, Class A	99	2,110
		6,600
Retail REITs – 2.0%		
CBL & Associates Properties, Inc.	369	4,823
Semiconductors – 1.7%		
Atmel Corporation (A).	498	3,962
Specialized REITs – 1.0%		
Strategic Hotels & Resorts, Inc. (A)	575	2,438
Specialty Chemicals – 2.3%		
RPM International Inc.	88	1,745
Sensient Technologies Corporation	118	3,586
		5,331
Technology Distributors – 4.5%		
Arrow Electronics, Inc. (A).	89	2,390
Avnet, Inc. (A)	122	3,301
Insight Enterprises, Inc. (A)	154	2,404
Tech Data Corporation (A)	59	2,394
		10,489

COMMON STOCKS (Continued)	Shares	Value
Trucking – 3.3%		
Marten Transport, Ltd.	146	$ 3,384
Werner Enterprises, Inc. (B)	214	4,385
		7,769
TOTAL COMMON STOCKS – 91.6%		**$217,199**
(Cost: $183,011)		
INVESTMENT FUNDS – 5.9%		
Asset Management & Custody Banks		
Ares Capital Corporation	189	2,962
Hercules Technology Growth Capital, Inc.	357	3,609
MCG Capital Corporation	491	2,867
THL Credit, Inc.	390	4,594
(Cost: $12,827)		$ 14,032

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.5%		
Illinois Tool Works Inc., 0.140%, 10-4–10	$1,145	1,145
McCormick & Co. Inc., 0.000%, 10–1–10	2,300	2,300
		3,445
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (D)	1,944	1,944
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 5,389
(Cost: $5,389)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$236,620**
(Cost: $201,227)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		561
NET ASSETS – 100.0%		**$237,181**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities serve as cover or collateral for the following written options outstanding at September 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
Ashland Inc.	Goldman, Sachs & Company	1	October 2010	$60.00	$ 23	$(3)
Inter Parfums, Inc.	Morgan Stanley Smith Barney LLC	—*	October 2010	20.00	17	—*
PAREXEL International Corporation	Morgan Stanley Smith Barney LLC	1	December 2010	28.00	35	(41)
Sensient Technologies Corporation	Goldman, Sachs & Company	1	October 2010	30.00	34	(120)
Tenneco Automotive Inc.	Goldman, Sachs & Company	—*	October 2010	30.00	21	(43)
					$130	$(207)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Gaylord Entertainment Company	Goldman, Sachs & Company	—*	October 2010	$ 20.00	$ 13	$(5)
Reinsurance Group of America, Incorporated	Goldman, Sachs & Company	—*	October 2010	40.00	20	(3)
					$ 33	$(8)

*Not shown due to rounding.

(C) Rate shown is the yield to maturity at September 30, 2010.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Tax-Managed Equity Fund

Asset Allocation

Stocks	**93.8%**
Information Technology	29.6%
Consumer Discretionary	22.6%
Industrials	10.1%
Health Care	8.8%
Consumer Staples	7.2%
Financials	6.7%
Energy	6.2%
Materials	2.6%
Cash and Cash Equivalents	**6.2%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	772/852	91

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
NetApp, Inc.	Information Technology
Schlumberger Limited	Energy
Google Inc., Class A	Information Technology
Amazon.com, Inc.	Consumer Discretionary
Cisco Systems, Inc.	Information Technology
Wynn Resorts, Limited	Consumer Discretionary
Microsoft Corporation	Information Technology
Halliburton Company	Energy
Allergan, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Before- and After-Tax Returns[1]	1-year period ended 9-30-10	5-year period ended 9-30-10	10-year period ended 9-30-10	Since inception of Class[2] through 9-30-10
Class A				
Before Taxes	–0.22%	—%	—%	10.37%
After Taxes on Distributions	–0.22%	—%	—%	10.37%
After Taxes on Distributions and Sale of Fund Shares	–0.15%[3]	—%	—%	8.84%
Class B				
Before Taxes	1.17%	—%	—%	11.65%
After Taxes on Distributions	1.17%	—%	—%	11.65%
After Taxes on Distributions and Sale of Fund Shares	0.76%	—%	—%	9.94%
Class C				
Before Taxes	5.17%	—%	—%	14.44%
After Taxes on Distributions	5.17%	—%	—%	14.44%
After Taxes on Distributions and Sale of Fund Shares	3.36%	—%	—%	12.32%
Class I				
Before Taxes	6.26%	2.70%	0.43%	N/A
After Taxes on Distributions	6.26%	2.70%	0.40%	N/A
After Taxes on Distributions and Sale of Fund Shares	4.07%	2.31%	0.35%	N/A
Class Y[4]				
Before Taxes	5.86%	—%	—%	15.25%
After Taxes on Distributions	5.86%	—%	—%	15.25%
After Taxes on Distributions and Sale of Fund Shares	3.81%	—%	—%	13.01%
Russell 1000 Growth Index	12.65%	2.06%	–3.44%	N/A

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(2) 5–18–09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(3) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$971.20	2.62%	$12.91
Class B	$1,000	$967.40	3.14%	$15.44
Class C	$1,000	$967.40	3.16%	$15.64
Class I	$1,000	$973.20	2.11%	$10.46
Class Y	$1,000	$971.20	2.52%	$12.42
Based on 5% Return[2]				
Class A	$1,000	$1,011.95	2.62%	$13.18
Class B	$1,000	$1,009.33	3.14%	$15.77
Class C	$1,000	$1,009.21	3.16%	$15.97
Class I	$1,000	$1,014.48	2.11%	$10.68
Class Y	$1,000	$1,012.45	2.52%	$12.68

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Tax-Managed Equity Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.0%		
Precision Castparts Corp.	1	$ 138
Air Freight & Logistics – 1.3%		
FedEx Corporation	1	86
Asset Management & Custody Banks – 1.0%		
T. Rowe Price Group, Inc.	1	67
Automotive Retail – 1.5%		
AutoZone, Inc. (A)	—*	103
Biotechnology – 1.4%		
Gilead Sciences, Inc. (A)	3	95
Casinos & Gaming – 4.2%		
Las Vegas Sands, Inc. (A)	3	103
Wynn Resorts, Limited	2	179
		282
Communications Equipment – 4.6%		
Cisco Systems, Inc. (A)	9	189
QUALCOMM Incorporated	3	125
		314
Computer Hardware – 8.2%		
Apple Inc. (A)	1	406
Hewlett-Packard Company	4	159
		565
Computer Storage & Peripherals – 4.2%		
NetApp, Inc. (A)	6	287
Construction & Farm Machinery & Heavy Trucks – 4.4%		
Caterpillar Inc.	2	171
Deere & Company	2	130
		301
Consumer Finance – 1.4%		
American Express Company	2	97
Department Stores – 2.0%		
Kohl's Corporation (A)	3	141
Electrical Components & Equipment – 2.4%		
Emerson Electric Co.	3	167
General Merchandise Stores – 1.4%		
Target Corporation	2	99
Health Care Equipment – 0.4%		
Intuitive Surgical, Inc. (A)	—*	28
Home Improvement Retail – 3.0%		
Home Depot, Inc. (The)	4	124
Lowe's Companies, Inc.	4	80
		204
Hotels, Resorts & Cruise Lines – 3.4%		
Carnival Corporation	2	94
Starwood Hotels & Resorts Worldwide, Inc.	3	141
		235

COMMON STOCKS (Continued)	Shares	Value
Household Products – 1.2%		
Colgate-Palmolive Company	1	$ 85
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corporation	1	83
Industrial Gases – 1.2%		
Praxair, Inc.	1	83
Internet Retail – 2.8%		
Amazon.com, Inc. (A)	1	196
Internet Software & Services – 3.0%		
Google Inc., Class A (A)	—*	205
Investment Banking & Brokerage – 1.7%		
Goldman Sachs Group, Inc. (The)	1	119
IT Consulting & Other Services – 2.3%		
Cognizant Technology Solutions Corporation, Class A (A)	2	155
Life Sciences Tools & Services – 2.1%		
Thermo Fisher Scientific Inc. (A)	3	146
Movies & Entertainment – 1.7%		
Walt Disney Company (The)	3	114
Oil & Gas Equipment & Services – 6.2%		
Halliburton Company	5	173
Schlumberger Limited	4	254
		427
Other Diversified Financial Services – 1.5%		
JPMorgan Chase & Co.	3	105
Personal Products – 1.2%		
Estee Lauder Companies Inc. (The), Class A	1	80
Pharmaceuticals – 4.9%		
Allergan, Inc.	3	172
Ironwood Pharmaceuticals, Inc., Class A (A)	2	20
Teva Pharmaceutical Industries Limited, ADR	3	142
		334
Restaurants – 2.6%		
Starbucks Corporation	4	92
YUM! Brands, Inc.	2	87
		179
Semiconductors – 3.3%		
Altera Corporation	1	41
Broadcom Corporation, Class A	2	70
Microchip Technology Incorporated	4	119
		230
Soft Drinks – 3.6%		
Coca-Cola Company (The)	3	146
PepsiCo, Inc.	2	103
		249
Specialized Finance – 1.1%		
IntercontinentalExchange, Inc. (A)	1	75

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 1.4%		
Ecolab Inc.	2	$ 97
Systems Software – 4.0%		
Microsoft Corporation	7	175
Oracle Corporation	4	102
		277

TOTAL COMMON STOCKS – 93.8%		**$6,448**
(Cost: $5,707)		

SHORT-TERM SECURITIES – 8.5%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (B)	$587	$ 587
(Cost: $587)		

TOTAL INVESTMENT SECURITIES – 102.3%		**$7,035**
(Cost: $6,294)		

LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.3%)		(155)

NET ASSETS – 100.0%		**$6,880**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**93.2%**
Financials	24.8%
Energy	19.4%
Information Technology	12.7%
Consumer Discretionary	11.5%
Industrials	8.4%
Health Care	8.4%
Consumer Staples	4.7%
Materials	2.1%
Utilities	1.2%
Warrants	**0.7%**
Cash and Cash Equivalents	**6.1%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	170/530	33
3 Year	44/479	10
5 Year	96/419	23
10 Year	127/202	63

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Bank of America Corporation	Financials
Travelers Companies, Inc. (The)	Financials
Wells Fargo & Company	Financials
ConocoPhillips	Energy
Hewlett-Packard Company	Information Technology
McKesson Corporation	Health Care
Occidental Petroleum Corporation	Energy
Xerox Corporation	Information Technology
UnitedHealth Group Incorporated	Health Care
ACE Limited	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

ILLUSTRATION OF FUND EXPENSES
Ivy Value Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 967.90	1.66%	$ 8.17
Class B	$1,000	$ 960.30	3.24%	$15.88
Class C	$1,000	$ 964.10	2.47%	$12.18
Class E**	$1,000	$ 969.90	1.27%	$ 6.30
Class I	$1,000	$ 970.50	1.20%	$ 5.91
Class Y	$1,000	$ 969.20	1.44%	$ 7.09
Based on 5% Return[2]				
Class A	$1,000	$1,016.75	1.66%	$ 8.37
Class B	$1,000	$1,008.84	3.24%	$16.27
Class C	$1,000	$1,012.68	2.47%	$12.48
Class E**	$1,000	$1,018.69	1.27%	$ 6.46
Class I	$1,000	$1,019.05	1.20%	$ 6.06
Class Y	$1,000	$1,017.85	1.44%	$ 7.26

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Ivy Value Fund (in thousands) SEPTEMBER 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.9%		
Omnicom Group Inc.	34	$ 1,323
Aerospace & Defense – 1.8%		
Honeywell International Inc.	29	1,292
Apparel, Accessories & Luxury Goods – 1.5%		
V.F. Corporation (A)	13	1,045
Biotechnology – 1.1%		
Amgen Inc. (B)	14	772
Brewers – 0.9%		
Molson Coors Brewing Company, Class B	14	642
Broadcasting – 0.3%		
CBS Corporation, Class B (A)	13	200
Computer Hardware – 6.0%		
Hewlett-Packard Company	66	2,776
International Business Machines Corporation (A)	11	1,435
		4,211
Consumer Finance – 2.2%		
Capital One Financial Corporation (A)	39	1,550
Department Stores – 2.2%		
Macy's Inc. (A)	67	1,556
Diversified Banks – 4.0%		
Wells Fargo & Company	113	2,840
Diversified Chemicals – 2.1%		
Dow Chemical Company (The)	54	1,477
Drug Retail – 2.6%		
CVS Corporation	59	1,860
Electric Utilities – 1.2%		
PPL Corporation	32	869
Health Care Distributors – 3.9%		
McKesson Corporation	45	2,755
Hotels, Resorts & Cruise Lines – 4.8%		
Carnival Corporation (A)	55	2,109
Marriott International, Inc., Class A	38	1,369
		3,478
Industrial Conglomerates – 2.2%		
General Electric Company	94	1,524
Industrial Machinery – 1.7%		
Ingersoll-Rand plc	35	1,239
Integrated Oil & Gas – 10.0%		
ConocoPhillips	48	2,779
Marathon Oil Corporation	49	1,635
Occidental Petroleum Corporation	34	2,678
		7,092

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage – 2.2%		
Morgan Stanley	64	$ 1,572
IT Consulting & Other Services – 1.1%		
Accenture plc, Class A	19	812
Managed Health Care – 3.4%		
UnitedHealth Group Incorporated (A)	69	2,412
Office Electronics – 3.6%		
Xerox Corporation	248	2,569
Oil & Gas Equipment & Services – 2.3%		
National Oilwell Varco, Inc.	37	1,623
Oil & Gas Storage & Transportation – 7.1%		
Energy Transfer Equity, L.P.	31	1,154
Enterprise Products Partners L.P.	30	1,182
MarkWest Energy Partners, L.P.	37	1,311
Regency Energy Partners LP	58	1,411
		5,058
Other Diversified Financial Services – 4.6%		
Bank of America Corporation	249	3,268
Property & Casualty Insurance – 7.4%		
ACE Limited	40	2,342
Travelers Companies, Inc. (The)	57	2,952
		5,294
Railroads – 2.7%		
Union Pacific Corporation (A)	23	1,882
Regional Banks – 2.3%		
Regions Financial Corporation	102	740
SunTrust Banks, Inc.	35	909
		1,649
Reinsurance – 2.1%		
RenaissanceRe Holdings Ltd.	25	1,487
Specialty Stores – 0.8%		
Office Depot, Inc. (B)	122	562
Systems Software – 2.0%		
Symantec Corporation (B)	96	1,456
Tobacco – 1.2%		
Philip Morris International Inc.	15	829
TOTAL COMMON STOCKS – 93.2%		**$66,198**
(Cost: $59,265)		

WARRANTS	Shares	Value
Diversified Banks – 0.4%		
Wells Fargo & Company	37	288
Other Diversified Financial Services – 0.3%		
Bank of America Corporation	36	234
TOTAL WARRANTS – 0.7%		**$ 522**
(Cost: $611)		

Ivy Value Fund *(in thousands)* SEPTEMBER 30, 2010 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.6%		
Illinois Tool Works Inc., 0.140%, 10-4–10	$ 433	$ 433
Master Note – 5.5%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (D)	3,895	3,895
TOTAL SHORT-TERM SECURITIES – 6.1%		**$ 4,328**
(Cost: $4,328)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$71,048**
(Cost: $64,204)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**20**
NET ASSETS – 100.0%		**$71,068**

Notes to Schedule of Investments

(A)Securities serve as cover or collateral for the following written options outstanding at September 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
Capital One Financial Corporation	Goldman, Sachs & Company	—*	December 2010	$44.00	$ 7	$ (8)
Carnival Corporation	Goldman, Sachs & Company	—*	October 2010	35.00	3	(40)
CBS Corporation, Class B	Goldman, Sachs & Company	—*	November 2010	18.00	2	(4)
International Business Machines Corporation	Goldman, Sachs & Company	—*	October 2010	140.00	5	—*
Macy's Inc.	Goldman, Sachs & Company	—*	November 2010	25.00	18	(21)
Union Pacific Corporation	Goldman, Sachs & Company	—*	October 2010	80.00	3	(12)
UnitedHealth Group Incorporated:	Goldman, Sachs & Company	—*	December 2010	38.00	16	(25)
	Goldman, Sachs & Company	—*	December 2010	39.00	15	(17)
V.F. Corporation	Morgan Stanley Smith Barney LLC	—*	November 2010	85.00	12	(15)
					$81	$(142)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Amgen Inc.	Morgan Stanley Smith Barney LLC	—*	October 2010	$47.50	$ 6	$—*
CVS Corporation:	Goldman, Sachs & Company	—*	October 2010	25.00	5	—*
	Goldman, Sachs & Company	—*	November 2010	22.50	4	(1)
Hewlett-Packard Company	Goldman, Sachs & Company	—*	October 2010	34.00	3	—*
Wells Fargo & Company	Goldman, Sachs & Company	—*	October 2010	21.00	8	(1)
					$26	$(2)

*Not shown due to rounding.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at September 30, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund
ASSETS							
Investments in unaffiliated securities at market value+	$315,428	$530,556	$217,167	$312,021	$274,819	$243,312	$198,541
Investments at Market Value	315,428	530,556	217,167	312,021	274,819	243,312	198,541
Unrealized appreciation on forward foreign currency contracts	—	—	—	293	—	—	46
Investment securities sold receivable	9,110	4,496	—	1,624	—	2,340	342
Dividends and interest receivable	2,074	450	265	974	482	1,281	2,566
Capital shares sold receivable	701	844	333	156	870	296	1,171
Receivable from affiliates	3	8	3	30	9	—	216
Prepaid and other assets	58	71	62	55	56	51	50
Total Assets	327,374	536,425	217,830	315,153	276,236	247,280	202,932
LIABILITIES							
Investment securities purchased payable	48,048	—	10,050	21	4,788	214	29
Variation margin payable	4	—	—	—	—	—	—
Unrealized depreciation on forward foreign currency contracts	—	—	—	2,755	—	—	607
Capital shares redeemed payable	558	551	355	653	441	350	286
Distributions payable	57	—	—	—	—	—	—
Trustees and Chief Compliance Officer fees payable	10	20	66	75	14	47	2
Overdraft due to custodian	354	289	45	399	62	106	38
Distribution and service fees payable	3	3	3	4	12	3	2
Shareholder servicing payable	60	145	69	145	85	123	43
Investment management fee payable	4	10	4	9	5	6	4
Accounting services fee payable	8	12	6	8	8	8	6
Other liabilities	102	39	19	37	23	35	17
Total Liabilities	49,208	1,069	10,617	4,106	5,438	892	1,034
Total Net Assets	$278,166	$535,356	$207,213	$311,047	$270,798	$246,388	$201,898
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$271,146	$728,528	$188,290	$365,646	$277,385	$409,321	$192,826
Undistributed (distributions in excess of) net investment income	(318)	15	(738)	936	388	1,419	378
Accumulated net realized gain (loss)	1,772	(241,493)	1,716	(98,733)	(42,555)	(179,857)	1,403
Net unrealized appreciation	5,566	48,306	17,945	43,198	35,580	15,505	7,291
Total Net Assets	$278,166	$535,356	$207,213	$311,047	$270,798	$246,388	$201,898
CAPITAL SHARES OUTSTANDING:							
Class A	22,260	37,706	11,337	18,987	14,582	8,324	11,414
Class B	737	822	549	1,414	890	391	615
Class C	3,056	4,571	11,001	3,084	3,055	779	4,259
Class E	282	283	127	40	187	3	N/A
Class I	86	20,122	408	495	450	1,655	1,630
Class Y	635	769	700	1,351	1,090	103	1,403
NET ASSET VALUE PER SHARE:							
Class A	$10.28	$8.36	$8.91	$12.33	$13.39	$21.96	$10.45
Class B	10.28	7.60	8.06	11.88	13.26	20.93	10.45
Class C	10.28	7.66	8.20	11.91	13.31	21.08	10.45
Class E	10.28	8.39	8.90	12.35	13.35	22.07	N/A
Class I	10.28	8.45	9.57	12.50	13.41	22.12	10.45
Class Y	10.28	8.40	9.39	12.42	13.40	22.08	10.45
+COST							
Investments in unaffiliated securities at cost	$309,689	$482,250	$199,225	$266,316	$239,238	$227,830	$190,690

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy High Income Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund
ASSETS							
Investments in unaffiliated securities at market value+	$1,507,132	$264,970	$879,340	$180,416	$813,930	$1,200,391	$ 90
Investments in affiliated securities at market value+	—	—	—	—	—	—	84,413
Investments at Market Value	1,507,132	264,970	879,340	180,416	813,930	1,200,391	84,503
Cash	2,038	439	—	77	—	—	—
Restricted cash	—	—	—	525	—	—	—
Unrealized appreciation on forward foreign currency contracts	522						
Unrealized appreciation on swap agreements	—	—	—	1,161	—	—	—
Investment securities sold receivable	11,863	1,655	13,964	—	11,451	—	27
Dividends and interest receivable	25,981	2,969	3,184	1,020	291	9,402	—*
Capital shares sold receivable	13,243	252	2,587	132	11,749	8,077	208
Receivable from affiliates	4	5	8	2	358	2	—
Prepaid and other assets	120	46	87	47	85	111	46
Total Assets	1,560,903	270,336	899,170	183,380	837,864	1,217,983	84,784
LIABILITIES							
Investment securities purchased payable	50,061	2,025	23,382	3,093	11,134		105
Unrealized depreciation on forward foreign currency contracts	169						
Capital shares redeemed payable	1,802	280	832	1,229	13,622	4,246	100
Distributions payable	922	—	—	—	—	222	—
Trustees and Chief Compliance Officer fees payable	26	23	24	56	44	26	1
Overdraft due to custodian	—	—	260	—	539	1,712	7
Distribution and service fees payable	16	3	7	9	6	14	1
Shareholder servicing payable	297	89	229	64	221	202	14
Investment management fee payable	24	5	20	4	16	15	—*
Accounting services fee payable	22	8	18	6	18	22	2
Other liabilities	403	40	99	20	52	37	13
Total Liabilities	53,742	2,473	24,871	4,481	25,652	6,496	243
Total Net Assets	$1,507,161	$267,863	$874,299	$178,899	$812,212	$1,211,487	$84,541
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$1,365,903	$299,566	$840,383	$232,870	$756,865	$1,158,579	$97,492
Undistributed (distributions in excess of) net investment income	—	4,150	8,643	1,354	(535)	(952)	(263)
Accumulated net realized gain (loss)	57,885	(52,426)	(31,204)	(70,881)	(92,673)	3,081	(26,618)
Net unrealized appreciation	83,373	16,573	56,477	15,556	148,555	50,779	13,930
Total Net Assets	$1,507,161	$267,863	$874,299	$178,899	$812,212	$1,211,487	$84,541
CAPITAL SHARES OUTSTANDING:							
Class A	90,736	13,386	32,483	4,095	38,979	68,754	9,675
Class B	4,816	550	1,231	149	849	2,395	210
Class C	37,287	1,560	6,922	1,084	4,319	23,634	258
Class E	330	98	154	3	93	76	24
Class I	28,855	2,626	10,848	633	14,911	5,835	26
Class R	N/A	N/A	N/A	N/A	1,285	N/A	N/A
Class Y	15,715	401	5,842	102	9,225	6,463	51
NET ASSET VALUE PER SHARE:							
Class A	$8.48	$14.39	$15.37	$30.06	$11.65	$11.31	$8.26
Class B	8.48	14.13	14.01	27.12	10.32	11.31	8.13
Class C	8.48	14.21	14.03	27.07	10.73	11.31	8.16
Class E	8.48	14.40	15.44	30.09	11.65	11.31	8.28
Class I	8.48	14.51	15.47	30.35	11.93	11.31	8.32
Class R	N/A	N/A	N/A	N/A	11.53	N/A	N/A
Class Y	8.48	14.45	15.47	30.12	11.82	11.31	8.28
+COST							
Investments in unaffiliated securities at cost	$1,423,903	$248,483	$822,907	$166,067	$665,375	$1,149,611	$90
Investments in affiliated securities at cost	—	—	—	—	—	—	70,483

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Mortgage Securities Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$ 109	$47,579	$358,525	$240,490	$131,451	$96,972	$261,881
Investments in affiliated securities at market value+	169,826	—	—	—	—	—	—
Investments at Market Value	169,935	47,579	358,525	240,490	131,451	96,972	261,881
Cash	—	54	—	98	—	—	—
Investment securities sold receivable	58	3,385	3,356	—	6,148	174	—
Dividends and interest receivable	—*	1	197	382	540	1,220	3,194
Capital shares sold receivable	312	354	5,633	504	73	435	6,925
Variation margin receivable	—	—	—	—	6	—	—
Receivable from affiliates	—*	21	43	485	2	—*	35
Prepaid and other assets	51	36	65	60	46	48	74
Total Assets	170,356	51,430	367,819	242,019	138,266	98,849	272,109
LIABILITIES							
Investment securities purchased payable	127	1,964	3,123	—	24,813	3,326	13,017
Variation margin payable	—	—	—	—	1	—	—
Capital shares redeemed payable	228	90	289	991	247	118	172
Distributions payable	—	—	—	—	27	24	116
Trustees and Chief Compliance Officer fees payable	3	—*	21	15	32	7	1
Overdraft due to custodian	10	—	121	—	5	73	692
Distribution and service fees payable	1	—*	3	1	1	1	2
Shareholder servicing payable	21	18	108	46	66	11	20
Investment management fee payable	—*	1	8	3	2	1	3
Accounting services fee payable	4	3	9	8	5	4	6
Written options at market value+	—	—	104	—	—	—	—
Other liabilities	17	17	23	18	61	11	28
Total Liabilities	411	2,093	3,809	1,082	25,260	3,576	14,057
Total Net Assets	$169,945	$49,337	$364,010	$240,937	$113,006	$95,273	$258,052
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$186,016	$42,178	$309,016	$240,937	$183,495	$88,941	$250,353
Undistributed (distributions in excess of) net investment income	(439)	(589)	(704)	—	(2,350)	12	92
Accumulated net realized gain (loss)	(32,840)	2,692	(7,486)	—*	(48,124)	(508)	37
Net unrealized appreciation (depreciation)	17,208	5,056	63,184	—	(20,015)	6,828	7,570
Total Net Assets	$169,945	$49,337	$364,010	$240,937	$113,006	$95,273	$258,052
CAPITAL SHARES OUTSTANDING:							
Class A	18,306	2,807	14,037	183,546	11,907	5,544	23,094
Class B	378	44	558	9,430	394	181	607
Class C	550	124	2,029	43,927	784	2,368	10,414
Class E	22	N/A	117	4,034	37	N/A	N/A
Class I	22	47	999	N/A	90	45	16,225
Class R	N/A	N/A	583	N/A	N/A	N/A	N/A
Class Y	51	22	6,159	N/A	166	48	408
NET ASSET VALUE PER SHARE:							
Class A	$8.80	$16.22	$14.87	$1.00	$8.45	$11.64	$5.08
Class B	8.70	15.94	13.34	1.00	8.45	11.64	5.08
Class C	8.72	16.05	13.85	1.00	8.45	11.64	5.08
Class E	8.80	N/A	14.72	1.00	8.45	N/A	N/A
Class I	8.82	16.26	15.41	N/A	8.45	11.64	5.08
Class R	N/A	N/A	14.81	N/A	N/A	N/A	N/A
Class Y	8.78	16.15	15.26	N/A	8.45	11.64	5.08
+COST							
Investments in unaffiliated securities at cost	$109	$42,523	$295,390	$240,490	$151,365	$90,144	$254,311
Investments in affiliated securities at cost	152,617	—	—	—	—	—	—
Written options premiums received at cost	—	—	153	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS					
Investments in unaffiliated securities at market value+	$718,929	$515,670	$236,620	$7,035	$71,048
Investments in affiliated securities at market value+	2,170	—	—	—	—
Investments at Market Value	721,099	515,670	236,620	7,035	71,048
Cash	—	—	—	2	—
Cash denominated in foreign currencies at market value+	20,742	—	—	—	—
Restricted cash	1,190	—	—	—	—
Investment securities sold receivable	27,030	2,886	1,366	108	292
Dividends and interest receivable	1,142	1	221	3	111
Capital shares sold receivable	1,029	1,436	459	2	275
Receivable from affiliates	—	5	—	6	25
Prepaid and other assets	72	70	51	47	45
Total Assets	772,304	520,068	238,717	7,203	71,796
LIABILITIES					
Investment securities purchased payable	20,077	4,796	866	306	421
Unrealized depreciation on forward foreign currency contracts	1,467	—	—	—	—
Capital shares redeemed payable	1,100	1,114	263	6	90
Trustees and Chief Compliance Officer fees payable	34	112	18	—*	11
Overdraft due to custodian	111	105	21	—	8
Distribution and service fees payable	5	7	2	—*	1
Shareholder servicing payable	246	127	113	2	34
Investment management fee payable	20	12	6	—	1
Accounting services fee payable	15	12	8	—	4
Written options at market value+	—	—	215	—	144
Other liabilities	967	27	24	9	14
Total Liabilities	24,042	6,312	1,536	323	728
Total Net Assets	$748,262	$513,756	$237,181	$6,880	$71,068
NET ASSETS					
Capital paid in (shares authorized - unlimited)	$651,865	$446,842	$213,846	$6,325	$69,628
Undistributed (distributions in excess of) net investment income	4,131	(3,106)	(467)	(46)	192
Accumulated net realized loss	(44,386)	(42,721)	(11,539)	(141)	(5,559)
Net unrealized appreciation	136,652	112,741	35,341	742	6,807
Total Net Assets	$748,262	$513,756	$237,181	$6,880	$71,068
CAPITAL SHARES OUTSTANDING:					
Class A	34,443	13,495	13,320	457	4,043
Class B	1,141	728	379	45	166
Class C	2,325	14,272	990	51	383
Class E	8	134	7	N/A	6
Class I	8,874	2,694	112	59	51
Class R	N/A	576	N/A	N/A	N/A
Class Y	560	9,524	1,315	46	81
NET ASSET VALUE PER SHARE:					
Class A	$15.86	$12.29	$14.75	$10.47	$15.06
Class B	13.78	10.88	13.64	10.37	14.52
Class C	14.19	11.27	13.96	10.37	14.79
Class E	16.03	12.27	14.98	N/A	15.13
Class I	16.24	14.21	15.29	10.52	15.14
Class R	N/A	12.29	N/A	N/A	N/A
Class Y	16.14	13.87	15.11	10.47	15.10
+COST					
Investments in unaffiliated securities at cost	$579,415	$402,928	$201,227	$6,294	$64,204
Investments in affiliated securities at cost	3,304	—	—	—	—
Cash denominated in foreign currencies at cost	20,224	—	—	—	—
Written options premiums received at cost	—	—	163	—	107

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 11	$ 3,019	$ 1,098	$ 5,225	$ 2,788	$3,566	$ 24
Foreign dividend withholding tax	—	—	(1)	(665)	(2)	(486)	—
Interest and amortization from unaffiliated securities	4,616	44	22	9	12	5	4,018
Foreign interest withholding tax	—	—	—	—	—	—	(11)
Total Investment Income	4,627	3,063	1,119	4,569	2,798	3,085	4,031
EXPENSES							
Investment management fee	628	1,776	702	1,586	890	1,048	550
Distribution and service fees:							
Class A	247	404	119	297	227	216	128
Class B	35	33	23	89	52	40	28
Class C	128	199	453	188	199	82	196
Class E	3	3	1	1	3	—*	N/A
Class Y	8	9	7	20	18	3	19
Shareholder servicing:							
Class A	223	463	159	560	273	492	116
Class B	18	14	15	56	26	33	6
Class C	24	43	149	61	44	37	28
Class E	7	10	5	3	13	—*	N/A
Class I	1	140	3	5	5	25	11
Class Y	5	6	5	15	11	2	12
Registration fees	55	57	57	47	46	45	49
Custodian fees	15	11	6	36	7	35	12
Trustees and Chief Compliance Officer fees	3	8	(1)	—*	4	1	3
Accounting services fee	48	78	41	51	48	47	35
Legal fees	1	2	1	2	1	1	1
Audit fees	18	11	15	23	14	23	33
Other	17	58	22	40	29	34	14
Total Expenses	1,484	3,325	1,782	3,080	1,910	2,164	1,241
Less:							
Expenses in excess of limit	(3)	(8)	(3)	(29)	(9)	—	(216)
Total Net Expenses	1,481	3,317	1,779	3,051	1,901	2,164	1,025
Net Investment Income (Loss)	3,146	(254)	(660)	1,518	897	921	3,006
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	5,761	(1,782)	11,420	(1,562)	1,526	901	1,099
Futures contracts	(188)	—	—	—	—	668	—
Written options	—	(51)	—	—	—	—	—
Forward foreign currency contracts	—	—	—	5,832	—	4,396	216
Foreign currency exchange transactions	—	—	—	193	—	(68)	1
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	5,637	(17,688)	(11,527)	(6,851)	(5,061)	(1,881)	1,470
Futures contracts	(18)	—	—	—	—	—	—
Written options	—	421	—	—	—	—	—
Forward foreign currency contracts	—	—	—	(7,664)	—	(183)	(300)
Foreign currency exchange transactions	—	—	1	(217)	—	111	2
Net Realized and Unrealized Gain (Loss)	11,192	(19,100)	(106)	(10,269)	(3,535)	3,944	2,488
Net Increase (Decrease) in Net Assets Resulting from Operations	$14,338	$(19,354)	$ (766)	$ (8,751)	$(2,638)	$4,865	$5,494

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 11	$ 4,430	$15,745	$3,066	$ 4,480	$ —	$ —
Foreign dividend withholding tax	—	(478)	(1,781)	(260)	(14)	—	—
Interest and amortization from unaffiliated securities	61,968	2,216	39	8	21	17,076	—*
Foreign interest withholding tax	—	(1)	—	—	—	—	—
Total Investment Income	61,979	6,167	14,003	2,814	4,487	17,076	—*
EXPENSES							
Investment management fee	3,872	894	3,188	745	3,063	2,483	20
Distribution and service fees:							
Class A	849	225	541	119	561	844	93
Class B	169	37	80	19	44	121	8
Class C	1,345	110	433	141	233	1,221	10
Class E	3	2	3	—*	1	1	—*
Class R	N/A	N/A	N/A	N/A	35	N/A	N/A
Class Y	125	7	102	3	134	83	1
Shareholder servicing:							
Class A	677	328	640	171	572	506	44
Class B	42	22	33	11	25	26	2
Class C	184	32	95	69	53	142	2
Class E	9	7	11	—*	4	1	—*
Class I	167	30	104	19	193	39	—*
Class R	N/A	N/A	N/A	N/A	14	N/A	N/A
Class Y	83	4	67	3	83	53	—*
Registration fees	90	47	79	45	71	107	45
Custodian fees	28	50	103	109	16	19	2
Trustees and Chief Compliance Officer fees	21	3	11	(1)	12	17	1
Accounting services fee	134	48	97	36	114	128	13
Legal fees	6	1	3	1	4	5	—*
Audit fees	28	25	22	21	16	17	10
Other	154	26	71	—*	88	70	11
Total Expenses	7,986	1,898	5,683	1,511	5,336	5,883	262
Less:							
Expenses in excess of limit	(4)	(5)	(8)	(1)	(358)	(2)	—
Total Net Expenses	7,982	1,893	5,675	1,510	4,978	5,881	262
Net Investment Income (Loss)	53,997	4,274	8,328	1,304	(491)	11,195	(262)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	34,487	13,266	27,274	9,721	(8,484)	2,390	—
Investments in affiliated securities	—	—	—	—	—	—	(1,900)
Swap agreements	—	—	—	149	—	—	—
Forward foreign currency contracts	16	1,721	—	1,823	—	—	—
Foreign currency exchange transactions	12	(100)	(110)	(76)	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(5,960)	(4,520)	(2,771)	(8,282)[1]	(7,754)	21,910	—
Investments in affiliated securities	—	—	—	—	—	—	6,734
Swap agreements	—	—	—	1,161	—	—	—
Forward foreign currency contracts	(163)	(538)	—	(1,554)	—	—	—
Foreign currency exchange transactions	(147)	134	61	43	—	—	—
Net Realized and Unrealized Gain (Loss)	28,245	9,963	24,454	2,985	(16,238)	24,300	4,834
Net Increase (Decrease) in Net Assets Resulting from Operations	$82,242	$14,237	$32,782	$4,289	$(16,729)	$35,495	$4,572

*Not shown due to rounding.

(1)Net of India deferred taxes of $24.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Mortgage Securities Fund	Iv Municipal Bond Fund	Ivy Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 16	$ 1,557	$ —	$ —	$ —	$ —
Foreign dividend withholding tax	—	(1)	—	—	—	—	—
Interest and amortization from unaffiliated securities	—*	2	11	588	1,163	2,017	3,201
Total Investment Income	—*	17	1,568	588	1,163	2,017	3,201
EXPENSES							
Investment management fee	39	185	1,213	466	348	219	319
Distribution and service fees:							
Class A	186	45	221	—	158	69	71
Class B	16	3	35	45	17	9	13
Class C	23	9	113	213	34	128	130
Class E	—*	N/A	2	—	—*	N/A	N/A
Class R	N/A	N/A	15	N/A	N/A	N/A	N/A
Class Y	—*	—*	81	N/A	2	1	2
Shareholder servicing:							
Class A	67	73	317	131	270	32	23
Class B	3	3	20	10	13	1	1
Class C	2	4	29	32	12	14	7
Class E	—*	N/A	7	5	2	N/A	N/A
Class I	—*	—*	7	N/A	—*	—*	29
Class R	N/A	N/A	6	N/A	N/A	N/A	N/A
Class Y	—*	—*	51	N/A	1	—*	1
Registration fees	48	38	60	57	46	49	67
Custodian fees	2	15	9	8	14	4	4
Trustees and Chief Compliance Officer fees	3	1	3	3	—*	1	2
Accounting services fee	21	16	51	46	34	24	28
Legal fees	1	—*	1	8	—*	—*	—*
Audit fees	10	12	14	9	30	16	16
Other	15	9	30	16	11	4	4
Total Expenses	436	413	2,285	1,049	992	571	717
Less:							
Expenses in excess of limit	—*	(21)	(43)	(485)	(1)	—*	(64)
Total Net Expenses	436	392	2,242	564	991	571	653
Net Investment Income (Loss)	(436)	(375)	(674)	24	172	1,446	2,548
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	2,036	932	(46)	(2,080)	(126)	7
Investments in affiliated securities	(12,499)	—	—	—	—	—	—
Futures contracts	—	—	—	—	(492)	—	—
Written options	—	—	(371)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(333)	21,893	—	8,041	3,622	6,055
Investments in affiliated securities	19,513	—	—	—	—	—	—
Futures contracts	—	—	—	—	(68)	—	—
Written options	—	—	188	—	—	—	—
Net Realized and Unrealized Gain (Loss)	7,014	1,703	22,642	(46)	5,401	3,496	6,062
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 6,578	$1,328	$21,968	$ (22)	$5,573	$4,942	$8,610

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME					
Dividends from unaffiliated securities	$12,276	$ 926	$ 1,674	$ 30	$ 486
Foreign dividend withholding tax	(1,263)	(16)	(5)	—*	—
Interest and amortization from unaffiliated securities	29	28	10	1	2
Total Investment Income	11,042	938	1,679	31	488
EXPENSES					
Investment management fee	3,286	1,954	1,028	19	229
Distribution and service fees:					
Class A	636	180	251	5	70
Class B	78	39	32	2	12
Class C	162	763	71	2	27
Class E	—*	2	—*	N/A	—*
Class R	N/A	14	N/A	N/A	N/A
Class Y	11	159	24	1	1
Shareholder servicing:					
Class A	978	255	473	5	137
Class B	56	24	31	—*	15
Class C	59	207	35	—*	13
Class E	—*	8	—*	N/A	—*
Class I	90	17	1	—*	—*
Class R	N/A	6	N/A	N/A	N/A
Class Y	7	98	17	—*	1
Registration fees	65	63	54	56	49
Custodian fees	262	12	8	2	4
Trustees and Chief Compliance Officer fees	9	—*	3	—*	—*
Accounting services fee	88	70	48	—	23
Legal fees	2	2	1	—*	—*
Audit fees	24	20	19	8	13
Other	72	38	34	2	13
Total Expenses	5,885	3,931	2,130	102	607
Less:					
Expenses in excess of limit	—	(6)	—	(25)	(25)
Total Net Expenses	5,885	3,925	2,130	77	582
Net Investment Income (Loss)	5,157	(2,987)	(451)	(46)	(94)
REALIZED AND UNREALIZED GAIN (LOSS)					
Net realized gain (loss) on:					
Investments in unaffiliated securities	34,960	2,318	8,494	(128)	2,698
Futures contracts	—	(162)	(2,351)	—	(352)
Written options	—	—	(640)	—	156
Forward foreign currency contracts	(902)	—	—	—	—
Foreign currency exchange transactions	(954)	—	4	—	—
Net change in unrealized appreciation (depreciation) on:					
Investments in unaffiliated securities	12,525[1]	37,105	(9,791)	72	(4,316)
Investments in affiliated securities	(185)	—	—	—	—
Written options	—	—	(53)	—	(78)
Forward foreign currency contracts	(3,219)	—	—	—	—
Foreign currency exchange transactions	459	(1)	—	—	—
Net Realized and Unrealized Gain (Loss)	42,684	39,260	(4,337)	(56)	(1,892)
Net Increase (Decrease) in Net Assets Resulting from Operations	$47,841	$36,273	$(4,788)	$(102)	$(1,986)

*Not shown due to rounding.

(1)Net of India deferred taxes of $822.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund		Ivy Capital Appreciation Fund		Ivy Core Equity Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,146	$ 5,201	$ (254)	$ 820	$ (660)	$ (365)
Net realized gain (loss) on investments	5,573	1,889	(1,833)	(47,311)	11,420	23,007
Net change in unrealized appreciation (depreciation)	5,619	13,798	(17,267)	223,605	(11,526)	45,926
Net Increase (Decrease) in Net Assets Resulting from Operations	14,338	20,888	(19,354)	177,114	(766)	68,568
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,961)	(4,510)	—	(102)	—	—
Class B	(67)	(102)	—	—	—	—
Class C	(289)	(437)	—	—	—	—
Class E	(38)	(61)	—	(3)	—	—
Class I	(13)	(23)	—	(433)	—	—
Class Y	(97)	(151)	—	(2)	—	—
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Tax return of capital:						
Class A	—	—	—	—	—	(186)
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	(2)
Class I	—	—	—	—	—	(12)
Class Y	—	—	—	—	—	(19)
Total Distributions to Shareholders	(3,465)	(5,284)	—	(540)	—	(219)
Capital Share Transactions	64,903	69,906	(27,832)	35,526	370	(9,772)
Net Increase (Decrease) in Net Assets	75,776	85,510	(47,186)	212,100	(396)	58,577
Net Assets, Beginning of Period	202,390	116,880	582,542	370,442	207,609	149,032
Net Assets, End of Period	$278,166	$202,390	$535,356	$582,542	$207,213	$207,609
Undistributed (distributions in excess of) net investment income	$(318)	$ —	$15	$269	$(738)	$(78)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cundill Global Value Fund		Ivy Dividend Opportunities Fund		Ivy European Opportunities Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,518	$ 1,568	$ 897	$ 2,118	$ 921	$ 3,321
Net realized gain (loss) on investments	4,463	(18,208)	1,526	(11,910)	5,897	(20,150)
Net change in unrealized appreciation (depreciation)	(14,732)	142,172	(5,061)	85,623	(1,953)	96,981
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,751)	125,532	(2,638)	75,831	4,865	80,152
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(1,702)	(811)	(1,538)	—	(3,004)
Class B	—	(48)	(3)	(7)	—	(101)
Class C	—	(172)	(64)	(113)	—	(267)
Class E	—	(4)	(11)	(20)	—	(1)
Class I	—	(60)	(37)	(73)	—	(672)
Class Y	—	(135)	(75)	(174)	—	(55)
Advisor Class	N/A	(24)	N/A	N/A	N/A	(16)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Advisor Class	N/A	—	N/A	N/A	N/A	—
Tax return of capital:						
Class A	—	(530)	—	—	—	—
Class B	—	(14)	—	—	—	—
Class C	—	(54)	—	—	—	—
Class E	—	(1)	—	—	—	—
Class I	—	(18)	—	—	—	—
Class Y	—	(42)	—	—	—	—
Advisor Class	N/A	(7)	N/A	N/A	N/A	—
Total Distributions to Shareholders	—	(2,811)	(1,001)	(1,925)	—	(4,116)
Capital Share Transactions	(20,955)	(59,890)	15,037	(12,116)	(13,386)	(7,534)
Net Increase (Decrease) in Net Assets	(29,706)	62,831	11,398	61,790	(8,521)	68,502
Net Assets, Beginning of Period	340,753	277,922	259,400	197,610	254,909	186,407
Net Assets, End of Period	$311,047	$340,753	$270,798	$259,400	$246,388	$254,909
Undistributed (distributions in excess of) net investment income	$936	$(775)	$388	$492	$1,419	$566

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Bond Fund		Ivy High Income Fund		Ivy International Balanced Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,006	$ 4,099	$ 53,997	$ 72,621	$ 4,274	$ 4,980
Net realized gain (loss) on investments	1,316	(265)	34,515	61,475	14,887	(48,925)
Net change in unrealized appreciation (depreciation)	1,172	8,019	(6,270)	121,009	(4,924)	122,706
Net Increase in Net Assets Resulting from Operations	5,494	11,853	82,242	255,105	14,237	78,761
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,653)	(1,829)	(28,614)	(42,361)	—	(264)
Class B	(71)	(134)	(1,289)	(1,660)	—	(2)
Class C	(488)	(529)	(10,408)	(12,912)	—	(29)
Class E	N/A	N/A	(103)	(140)	—	(2)
Class I	(248)	(309)	(9,439)	(10,612)	—	(92)
Class Y	(242)	(332)	(4,225)	(6,568)	—	(3)
Net realized gains:						
Class A	—	—	—	(12,080)	—	—
Class B	—	—	—	(538)	—	—
Class C	—	—	—	(4,406)	—	—
Class E	N/A	N/A	—	(40)	—	—
Class I	—	—	—	(3,230)	—	—
Class Y	—	—	—	(1,898)	—	—
Total Distributions to Shareholders	(2,702)	(3,133)	(54,078)	(96,445)	—	(392)
Capital Share Transactions	43,666	82,317	246,469	731,206	(12,529)	(2,561)
Net Increase in Net Assets	46,458	91,037	274,633	889,866	1,708	75,808
Net Assets, Beginning of Period	155,440	64,403	1,232,528	342,662	266,155	190,347
Net Assets, End of Period	$201,898	$155,440	$1,507,161	$1,232,528	$267,863	$266,155
Undistributed (distributions in excess of) net investment income	$378	$171	$ —	$69	$4,150	$(23)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Core Equity Fund		Ivy International Growth Fund		Ivy Large Cap Growth Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 8,328	$ 5,016	$ 1,304	$ 1,514	$ (491)	$ 2,719
Net realized gain (loss) on investments	27,164	37,944	11,617	4,169	(8,484)	24,816
Net change in unrealized appreciation (depreciation)	(2,710)	114,761	(8,632)	55,651	(7,754)	209,474
Net Increase (Decrease) in Net Assets Resulting from Operations	32,782	157,721	4,289	61,334	(16,729)	237,009
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(2,498)	—	(980)	—	(1,881)
Class B	—	(23)	—	(9)	—	—
Class C	—	(255)	—	(78)	—	—
Class E	—	(14)	—	(1)	—	(4)
Class I	—	(918)	—	(407)	—	(1,487)
Class R	N/A	N/A	N/A	N/A	—	(10)
Class Y	—	(987)	—	(33)	—	(506)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	—	(4,695)	—	(1,508)	—	(3,888)
Capital Share Transactions	126,268	327,499	(20,111)	7,007	(90,622)	126,008
Net Increase (Decrease) in Net Assets	159,050	480,525	(15,822)	66,833	(107,351)	359,129
Net Assets, Beginning of Period	715,249	234,724	194,721	127,888	919,563	560,434
Net Assets, End of Period	$874,299	$715,249	$178,899	$194,721	$ 812,212	$919,563
Undistributed (distributions in excess of) net investment income	$8,643	$425	$1,354	$127	$(535)	$(44)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund		Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 11,195	$ 18,189	$ (262)	$ (165)	$ (436)	$ 339
Net realized gain (loss) on investments	2,390	4,038	(1,900)	(7,519)	(12,499)	(5,722)
Net change in unrealized appreciation	21,910	13,823	6,734	33,262	19,513	52,912
Net Increase in Net Assets Resulting from Operations	**35,495**	**36,050**	**4,572**	**25,578**	**6,578**	**47,529**
Distributions to Shareholders From:						
Net investment income:						
Class A	(8,306)	(12,151)	—	(20)	—	(338)
Class B	(198)	(434)	—	—	—	—
Class C	(2,136)	(4,066)	—	—*	—	—
Class E	(7)	(4)	—	—*	—	(1)
Class I	(685)	(843)	—	—*	—	(1)
Class Y	(815)	(1,414)	—	—*	—	(1)
Net realized gains:						
Class A	—	(1,112)	—	—	—	—
Class B	—	(48)	—	—	—	—
Class C	—	(465)	—	—	—	—
Class E	—	(1)	—	—	—	—
Class I	—	(77)	—	—	—	—
Class Y	—	(128)	—	—	—	—
Tax return of capital:						
Class A	—	—	—	(90)	—	(271)
Class B	—	—	—	—	—	—
Class C	—	—	—	—*	—	—
Class E	—	—	—	—*	—	—*
Class I	—	—	—	—*	—	—*
Class Y	—	—	—	(2)	—	(1)
Total Distributions to Shareholders	**(12,147)**	**(20,743)**	**—**	**(112)**	**—**	**(613)**
Capital Share Transactions	**289,419**	**372,930**	**302**	**12,723**	**2,546**	**24,330**
Net Increase in Net Assets	**312,767**	**388,237**	**4,874**	**38,189**	**9,124**	**71,246**
Net Assets, Beginning of Period	**898,720**	**510,483**	**79,667**	**41,478**	**160,821**	**89,575**
Net Assets, End of Period	**$1,211,487**	**$898,720**	**$84,541**	**$79,667**	**$169,945**	**$160,821**
Distributions in excess of net investment income	$(952)	$ —	$(263)	$(1)	$(439)	$(3)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Micro Cap Growth Fund		Ivy Mid Cap Growth Fund		Ivy Money Market Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (375)	$ (356)	$ (674)	$ (869)	$ 24	$ 1,211
Net realized gain (loss) on investments	2,036	1,380	561	6,075	(46)	65
Net change in unrealized appreciation (depreciation)	(333)	5,434	22,081	65,750	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	1,328	6,458	21,968	70,956	(22)	1,276
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(18)	(1,081)
Class B	—	—	—	—	(1)	(20)
Class C	—	—	—	—	(4)	(89)
Class E	N/A	N/A	—	—	(1)	(21)
Class I	—	—	—	—	N/A	N/A
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	N/A	N/A
Net realized gains:						
Class A	—	(525)	—	—	—	(26)
Class B	—	(10)	—	—	—	(2)
Class C	—	(22)	—	—	—	(10)
Class E	N/A	N/A	—	—	—	(1)
Class I	—	(11)	—	—	N/A	N/A
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	(4)	—	—	N/A	N/A
Total Distributions to Shareholders	—	(572)	—	—	(24)	(1,250)
Capital Share Transactions	18,248	20,151	90,683	85,365	(6,445)	(86,579)
Net Increase (Decrease) in Net Assets	19,576	26,037	112,651	156,321	(6,491)	(86,553)
Net Assets, Beginning of Period	29,761	3,724	251,359	95,038	247,428	333,981
Net Assets, End of Period	$49,337	$29,761	$364,010	$251,359	$240,937	$247,428
Distributions in excess of net investment income	$(589)	$(213)	$(704)	$(30)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Mortgage Securities Fund		Ivy Municipal Bond Fund		Ivy Municipal High Income Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10[1]
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 172	$ 5,201	$ 1,446	$ 2,460	$ 2,548	$ 731
Net realized gain (loss) on investments	(2,572)	(20,061)	(126)	(82)	7	123
Net change in unrealized appreciation	7,973	31,110	3,622	4,332	6,055	1,516
Net Increase in Net Assets Resulting from Operations	5,573	16,250	4,942	6,710	8,610	2,370
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,330)	(6,120)	(1,024)	(1,638)	(1,178)	(361)
Class B	(46)	(147)	(25)	(54)	(46)	(54)
Class C	(102)	(286)	(376)	(754)	(433)	(135)
Class E	(6)	(15)	N/A	N/A	N/A	N/A
Class I	(11)	(25)	(8)	(7)	(801)	(113)
Class Y	(27)	(125)	(8)	(8)	(31)	(36)
Net realized gains:						
Class A	—	—	—	—	—	(14)
Class B	—	—	—	—	—	(2)
Class C	—	—	—	—	—	(6)
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	—	—	—	(3)
Class Y	—	—	—	—	—	(1)
Total Distributions to Shareholders	(2,522)	(6,718)	(1,441)	(2,461)	(2,489)	(725)
Capital Share Transactions	(31,817)	(17,210)	20,313	10,642	208,052	37,570
Net Increase (Decrease) in Net Assets	(28,766)	(7,678)	23,814	14,891	214,173	39,215
Net Assets, Beginning of Period	141,772	149,450	71,459	56,568	43,879	4,664
Net Assets, End of Period	$113,006	$141,772	$95,273	$71,459	$258,052	$43,879
Undistributed (distributions in excess of) net investment income	$(2,350)	$ —	$12	$7	$92	$32

(1)For the period from May 18, 2009 (commencement of operations) through September 30, 2010.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Pacific Opportunities Fund Six months ended 9-30-10 (Unaudited)	Ivy Pacific Opportunities Fund Fiscal year ended 3-31-10	Ivy Small Cap Growth Fund Six months ended 9-30-10 (Unaudited)	Ivy Small Cap Growth Fund Fiscal year ended 3-31-10	Ivy Small Cap Value Fund Six months ended 9-30-10 (Unaudited)	Ivy Small Cap Value Fund Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,157	$ (3,491)	$ (2,987)	$ (4,832)	$ (451)	$ (1,072)
Net realized gain on investments	33,104	10,155	2,156	34,465	5,507	17,283
Net change in unrealized appreciation (depreciation)	9,580	224,499	37,104	126,279	(9,844)	57,014
Net Increase (Decrease) in Net Assets Resulting from Operations	**47,841**	**231,163**	**36,273**	**155,912**	**(4,788)**	**73,225**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	—	—
Advisor Class	N/A	—	N/A	N/A	N/A	N/A
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	—	—
Advisor Class	N/A	—	N/A	N/A	N/A	N/A
Total Distributions to Shareholders	**—**	**—**	**—**	**—**	**—**	**—**
Capital Share Transactions	**22,030**	**133,582**	**46,048**	**25,973**	**(2,567)**	**46,226**
Net Increase (Decrease) in Net Assets	**69,871**	**364,745**	**82,321**	**181,885**	**(7,355)**	**119,451**
Net Assets, Beginning of Period	**678,391**	**313,646**	**431,435**	**249,550**	**244,536**	**125,085**
Net Assets, End of Period	**$748,262**	**$678,391**	**$513,756**	**$431,435**	**$237,181**	**$244,536**
Undistributed (distributions in excess of) net investment income	$4,131	$(72)	$(3,106)	$(119)	$(467)	$(20)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10[1]	Six months ended 9-30-10 (Unaudited)	Fiscal year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (46)	$ (36)	$ (94)	$ 70
Net realized gain (loss) on investments	(128)	(10)	2,502	191
Net change in unrealized appreciation (depreciation)	72	669	(4,394)	21,772
Net Increase (Decrease) in Net Assets Resulting from Operations	(102)	623	(1,986)	22,033
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	(80)
Class B	—	—	—	—
Class C	—	—	—	—
Class E	N/A	N/A	—	—*
Class I	—	—	—	(1)
Class Y	—	—	—	(2)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	N/A	N/A	—	—
Class I	—	—	—	—
Class Y	—	—	—	—
Tax return of capital:				
Class A	—	—	—	(73)
Class B	—	—	—	—
Class C	—	—	—	—
Class E	N/A	N/A	—	(1)
Class I	—	—	—	—*
Class Y	—	—	—	(1)
Total Distributions to Shareholders	—	—	—	(158)
Capital Share Transactions	2,123	4,038	7,591	4,894
Net Increase in Net Assets	2,021	4,661	5,605	26,769
Net Assets, Beginning of Period	4,859	198	65,463	38,694
Net Assets, End of Period	$6,880	$4,859	$71,068	$65,463
Undistributed (distributions in excess of) net investment income	$(46)	$ —*	$192	$286

*Not shown due to rounding.

(1)For the period from May 18, 2009 (commencement of operations) through September 30, 2010.

See Accompanying Notes to Financial Statements.

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IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$ 9.82	$0.14[2]	$ 0.47[2]	$ 0.61	$(0.15)	$ —	$ (0.15)
Fiscal year ended 3-31-2010	8.76	0.33[2]	1.07[2]	1.40	(0.34)	—	(0.34)
Fiscal year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.46	0.47	(0.62)	(0.15)	(0.47)	—	(0.47)
Fiscal year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Fiscal year ended 3-31-2006	10.52	0.42	(0.24)	0.18	(0.42)	—	(0.42)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	9.82	0.09[2]	0.47[2]	0.56	(0.10)	—	(0.10)
Fiscal year ended 3-31-2010	8.76	0.22[2]	1.07[2]	1.29	(0.23)	—	(0.23)
Fiscal year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Fiscal year ended 3-31-2008	10.46	0.36	(0.62)	(0.26)	(0.36)	—	(0.36)
Fiscal year ended 3-31-2007	10.28	0.34	0.18	0.52	(0.34)	—	(0.34)
Fiscal year ended 3-31-2006	10.52	0.30	(0.24)	0.06	(0.30)	—	(0.30)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	9.82	0.11[2]	0.47[2]	0.58	(0.12)	—	(0.12)
Fiscal year ended 3-31-2010	8.76	0.28[2]	1.06[2]	1.34	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009	9.84	0.27[2]	(1.05)[2]	(0.78)	(0.30)	—	(0.30)
Fiscal year ended 3-31-2008	10.46	0.39	(0.62)	(0.23)	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.28	0.37	0.18	0.55	(0.37)	—	(0.37)
Fiscal year ended 3-31-2006	10.52	0.31	(0.24)	0.07	(0.31)	—	(0.31)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	9.82	0.14[2]	0.47[2]	0.61	(0.15)	—	(0.15)
Fiscal year ended 3-31-2010	8.76	0.34[2]	1.07[2]	1.41	(0.35)	—	(0.35)
Fiscal year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Fiscal year ended 3-31-2008[5]	10.46	0.43[2]	(0.62)[2]	(0.19)	(0.43)	—	(0.43)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	9.82	0.16[2]	0.47[2]	0.63	(0.17)	—	(0.17)
Fiscal year ended 3-31-2010	8.76	0.38[2]	1.06[2]	1.44	(0.38)	—	(0.38)
Fiscal year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2008[5]	10.46	0.50[2]	(0.62)[2]	(0.12)	(0.50)	—	(0.50)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	9.82	0.15[2]	0.47[2]	0.62	(0.16)	—	(0.16)
Fiscal year ended 3-31-2010	8.76	0.35[2]	1.07[2]	1.42	(0.36)	—	(0.36)
Fiscal year ended 3-31-2009	9.84	0.33[2]	(1.03)[2]	(0.70)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.46	0.46[2]	(0.62)[2]	(0.16)	(0.46)	—	(0.46)
Fiscal year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Fiscal year ended 3-31-2006	10.52	0.41	(0.24)	0.17	(0.41)	—	(0.41)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$10.28	6.28%[3]	$229	1.13%[4]	2.73%[4]	—%	—%	229%
Fiscal year ended 3-31-2010	9.82	16.27[3]	168	1.21	3.58	—	—	410
Fiscal year ended 3-31-2009	8.76	−7.22[3]	98	1.25	3.89	—	—	441
Fiscal year ended 3-31-2008	9.84	−1.51[3]	95	1.21	4.57	—	—	75
Fiscal year ended 3-31-2007	10.46	6.40[3]	64	1.20	4.48	—	—	91
Fiscal year ended 3-31-2006	10.28	1.74[3]	56	1.23	4.03	—	—	126
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	10.28	5.72	8	2.19[4]	1.70[4]	—	—	229
Fiscal year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Fiscal year ended 3-31-2009	8.76	−8.45	3	2.60	2.51	—	—	441
Fiscal year ended 3-31-2008	9.84	−2.59	2	2.31	3.46	—	—	75
Fiscal year ended 3-31-2007	10.46	5.22	2	2.32	3.37	—	—	91
Fiscal year ended 3-31-2006	10.28	0.57	1	2.38	2.90	—	—	126
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	10.28	5.90	31	1.84[4]	1.98[4]	—	—	229
Fiscal year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Fiscal year ended 3-31-2009	8.76	−7.99	13	2.06	2.92	—	—	441
Fiscal year ended 3-31-2008	9.84	−2.31	5	2.02	3.76	—	—	75
Fiscal year ended 3-31-2007	10.46	5.48	4	2.06	3.62	—	—	91
Fiscal year ended 3-31-2006	10.28	0.66	2	2.28	3.01	—	—	126
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	10.28	6.24[3]	3	1.21[4]	2.67[4]	1.49[4]	2.39[4]	229
Fiscal year ended 3-31-2010	9.82	16.30[3]	2	1.21	3.56	1.68	3.09	410
Fiscal year ended 3-31-2009	8.76	−7.37[3]	1	1.37	3.73	1.77	3.33	441
Fiscal year ended 3-31-2008[5]	9.84	−1.85[3]	1	1.59[4]	4.14[4]	—	—	75[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	10.28	6.45	1	0.82[4]	3.05[4]	—	—	229
Fiscal year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Fiscal year ended 3-31-2009	8.76	−6.88	—*	0.88	4.26	—	—	441
Fiscal year ended 3-31-2008[5]	9.84	−1.17	—*	0.91[4]	4.87[4]	—	—	75[6]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	10.28	6.33	7	1.05[4]	2.85[4]	—	—	229
Fiscal year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Fiscal year ended 3-31-2009	8.76	−7.23	1	1.19	3.61	1.21	3.59	441
Fiscal year ended 3-31-2008	9.84	−1.60	—*	1.34	4.42	—	—	75
Fiscal year ended 3-31-2007	10.46	6.43	—*	1.09	4.60	—	—	91
Fiscal year ended 3-31-2006	10.28	1.62	—*	1.34	3.91	—	—	126

See Accompanying Notes to Financial Statements.

Ivy Funds
FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CAPITAL APPRECIATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$ 8.63	$(0.01)[2]	$(0.26)[2]	$(0.27)	$ —	$ —	$ —
Fiscal year ended 3-31-2010	5.87	0.01[2]	2.75[2]	2.76	—*	—	—
Fiscal year ended 3-31-2009	9.71	(0.01)[2]	(3.83)[2]	(3.84)	—	—	—*
Fiscal year ended 3-31-2008	10.09	0.00[2]	(0.27)[2]	(0.27)	—	(0.11)	—
Fiscal year ended 3-31-2007	9.16	0.00[2]	0.93[2]	0.93	—	—	—
Fiscal year ended 3-31-2006	7.99	(0.03)[2]	1.20[2]	1.17	—	—	—
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	7.89	(0.04)[2]	(0.25)[2]	(0.29)	—	—	—
Fiscal year ended 3-31-2010	5.42	(0.06)[2]	2.53[2]	2.47	—	—	—
Fiscal year ended 3-31-2009	9.05	(0.14)	(3.49)	(3.63)	—	—	—
Fiscal year ended 3-31-2008	9.43	(0.10)[2]	(0.25)[2]	(0.35)	—	(0.03)	—
Fiscal year ended 3-31-2007	8.65	(0.09)[2]	0.87[2]	0.78	—	—	—
Fiscal year ended 3-31-2006	7.62	(0.11)[2]	1.14[2]	1.03	—	—	—
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	7.94	(0.03)[2]	(0.25)[2]	(0.28)	—	—	—
Fiscal year ended 3-31-2010	5.44	(0.04)[2]	2.54[2]	2.50	—	—	—
Fiscal year ended 3-31-2009	9.06	(0.09)	(3.53)	(3.62)	—	—	—*
Fiscal year ended 3-31-2008	9.45	(0.08)[2]	(0.28)[2]	(0.36)	—	(0.03)	—
Fiscal year ended 3-31-2007	8.64	(0.07)[2]	0.88[2]	0.81	—	—	—
Fiscal year ended 3-31-2006	7.60	(0.09)[2]	1.13[2]	1.04	—	—	—
Class E Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.66	0.00[2]	(0.27)[2]	(0.27)	—	—	—
Fiscal year ended 3-31-2010	5.88	0.02[2]	2.77[2]	2.79	(0.01)	—	—
Fiscal year ended 3-31-2009	9.70	(0.01)	(3.81)	(3.82)	—	—	—*
Fiscal year ended 3-31-2008[5]	10.12	(0.03)[2]	(0.30)[2]	(0.33)	—	(0.09)	—
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.71	0.01[2]	(0.27)[2]	(0.26)	—	—	—
Fiscal year ended 3-31-2010	5.92	0.04[2]	2.77[2]	2.81	(0.02)	—	—
Fiscal year ended 3-31-2009	9.74	0.02[2]	(3.84)[2]	(3.82)	—	—	—*
Fiscal year ended 3-31-2008[5]	10.14	0.02[2]	(0.29)[2]	(0.27)	—	(0.13)	—
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.67	0.00[2]	(0.27)[2]	(0.27)	—	—	—
Fiscal year ended 3-31-2010	5.90	0.01[2]	2.76[2]	2.77	—*	—	—*
Fiscal year ended 3-31-2009	9.73	0.00	(3.83)	(3.83)	—	—	—*
Fiscal year ended 3-31-2008	10.10	0.00[2]	(0.26)[2]	(0.26)	—	(0.11)	—
Fiscal year ended 3-31-2007	9.16	0.01[2]	0.93[2]	0.94	—	—	—
Fiscal year ended 3-31-2006	7.99	(0.02)[2]	1.19[2]	1.17	—	—	—

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$ 8.36	–3.13%[3]	$ 315	1.27%[4]	–0.15%[4]	—%	—%	18%
Fiscal year ended 3-31-2010	—*	8.63	47.07[3]	337	1.28	0.12	—	—	42
Fiscal year ended 3-31-2009	—*	5.87	–39.54[3]	196	1.31	–0.18	—	—	77
Fiscal year ended 3-31-2008	(0.11)	9.71	–2.83[3]	393	1.15	–0.01	—	—	81
Fiscal year ended 3-31-2007	—	10.09	10.15[3]	58	1.35	0.05	1.40	0.00	95
Fiscal year ended 3-31-2006	—	9.16	14.64[3]	36	1.30	–0.29	1.55	–0.54	60
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	7.60	–3.68	6	2.17[4]	–1.04[4]	—	—	18
Fiscal year ended 3-31-2010	—	7.89	45.57	7	2.23	–0.81	—	—	42
Fiscal year ended 3-31-2009	—	5.42	–40.11	5	2.29	–1.17	—	—	77
Fiscal year ended 3-31-2008	(0.03)	9.05	–3.76	12	2.13	–0.99	—	—	81
Fiscal year ended 3-31-2007	—	9.43	9.02	4	2.47	–1.07	2.51	–1.11	95
Fiscal year ended 3-31-2006	—	8.65	13.52	2	2.31	–1.30	2.56	–1.55	60
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	7.66	–3.53	35	1.95[4]	–0.83[4]	—	—	18
Fiscal year ended 3-31-2010	—	7.94	45.96	46	2.02	–0.60	—	—	42
Fiscal year ended 3-31-2009	—*	5.44	–39.95	40	2.03	–0.91	—	—	77
Fiscal year ended 3-31-2008	(0.03)	9.06	–3.82	80	1.89	–0.77	—	—	81
Fiscal year ended 3-31-2007	—	9.45	9.38	11	2.14	–0.75	2.18	–0.79	95
Fiscal year ended 3-31-2006	—	8.64	13.68	7	2.07	–1.05	2.32	–1.30	60
Class E Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.39	–3.12[3]	2	1.15[4]	–0.03[4]	1.82[4]	–0.70[4]	18
Fiscal year ended 3-31-2010	(0.01)	8.66	47.45[3]	2	1.15	0.26	1.92	–0.51	42
Fiscal year ended 3-31-2009	—*	5.88	–39.37[3]	2	1.23	–0.10	1.85	–0.72	77
Fiscal year ended 3-31-2008[5]	(0.09)	9.70	–3.40[3]	2	1.35[4]	–0.28[4]	1.73[4]	–0.66[4]	81[6]
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.45	–2.99	170	0.89[4]	0.23[4]	—	—	18
Fiscal year ended 3-31-2010	(0.02)	8.71	47.52	183	0.90	0.52	—	—	42
Fiscal year ended 3-31-2009	—*	5.92	–39.21	111	0.90	0.28	—	—	77
Fiscal year ended 3-31-2008[5]	(0.13)	9.74	–2.83	12	0.86[4]	0.23[4]	—	—	81[6]
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.40	–3.11	6	1.14[4]	–0.02[4]	—	—	18
Fiscal year ended 3-31-2010	—*	8.67	47.00	8	1.21	0.21	—	—	42
Fiscal year ended 3-31-2009	—*	5.90	–39.35	16	1.16	–0.07	—	—	77
Fiscal year ended 3-31-2008	(0.11)	9.73	–2.83	58	1.14	0.00	—	—	81
Fiscal year ended 3-31-2007	—	10.10	10.37	10	1.27	0.16	1.31	0.12	95
Fiscal year ended 3-31-2006	—	9.16	14.64	1	1.20	–0.23	1.45	–0.48	60

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$ 8.91	$(0.01)[2]	$ 0.01[2]	$ 0.00	$ —	$ —	$ —
Fiscal year ended 3-31-2010	6.04	0.00[2]	2.89[2]	2.89	—	—	(0.02)
Fiscal year ended 3-31-2009	9.33	0.00	(3.27)	(3.27)	—	—	(0.02)
Fiscal year ended 3-31-2008	10.03	0.01	0.25	0.26	—	(0.96)	—
Fiscal year ended 3-31-2007	10.24	0.00	0.88	0.88	—	(1.09)	—
Fiscal year ended 3-31-2006	9.03	0.00	1.21	1.21	—	—	—
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.10	(0.05)[2]	0.01[2]	(0.04)	—	—	—
Fiscal year ended 3-31-2010	5.54	(0.06)[2]	2.62[2]	2.56	—	—	—
Fiscal year ended 3-31-2009	8.64	(0.11)	(2.98)	(3.09)	—	—	(0.01)
Fiscal year ended 3-31-2008	9.34	(0.06)	0.22	0.16	—	(0.86)	—
Fiscal year ended 3-31-2007	9.70	(0.07)	0.80	0.73	—	(1.09)	—
Fiscal year ended 3-31-2006	8.63	(0.10)	1.17	1.07	—	—	—
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.23	(0.04)[2]	0.01[2]	(0.03)	—	—	—
Fiscal year ended 3-31-2010	5.61	(0.04)[2]	2.66[2]	2.62	—	—	—
Fiscal year ended 3-31-2009	8.74	(0.06)	(3.05)	(3.11)	—	—	(0.02)
Fiscal year ended 3-31-2008	9.44	(0.05)	0.22	0.17	—	(0.87)	—
Fiscal year ended 3-31-2007	9.77	(0.06)	0.82	0.76	—	(1.09)	—
Fiscal year ended 3-31-2006	8.68	(0.09)	1.18	1.09	—	—	—
Class E Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.90	(0.01)[2]	0.01[2]	0.00	—	—	—
Fiscal year ended 3-31-2010	6.03	0.00[2]	2.89[2]	2.89	—	—	(0.02)
Fiscal year ended 3-31-2009	9.33	0.02[2]	(3.30)[2]	(3.28)	—	—	(0.02)
Fiscal year ended 3-31-2008[5]	10.05	(0.03)[2]	0.26[2]	0.23	—	(0.95)	—
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	9.55	0.01[2]	0.01[2]	0.02	—	—	—
Fiscal year ended 3-31-2010	6.47	(0.01)[2]	3.13[2]	3.12	—	—	(0.04)
Fiscal year ended 3-31-2009	9.93	0.08[2]	(3.52)[2]	(3.44)	—	—	(0.02)
Fiscal year ended 3-31-2008[5]	10.52	0.10	0.30	0.40	—	(0.99)	—
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	9.39	0.00[2]	0.00[2]	0.00	—	—	—
Fiscal year ended 3-31-2010	6.36	0.00[2]	3.06[2]	3.06	—	—	(0.03)
Fiscal year ended 3-31-2009	9.80	0.06[2]	(3.48)[2]	(3.42)	—	—	(0.02)
Fiscal year ended 3-31-2008	10.49	0.06[2]	0.22[2]	0.28	—	(0.97)	—
Fiscal year ended 3-31-2007	10.65	0.04[2]	0.89[2]	0.93	—	(1.09)	—
Fiscal year ended 3-31-2006	9.38	0.09	1.18	1.27	—	—	—

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$ 8.91	0.00%[3]	$ 101	1.42%[4]	–0.31%[4]	—%	—%	76%
Fiscal year ended 3-31-2010	(0.02)	8.91	47.83[3]	97	1.44	0.19	—	—	101
Fiscal year ended 3-31-2009	(0.02)	6.04	–35.09[3]	65	1.46	0.38	—	—	115
Fiscal year ended 3-31-2008	(0.96)	9.33	1.52[3]	88	1.35	0.36	—	—	81
Fiscal year ended 3-31-2007	(1.09)	10.03	8.54[3]	83	1.37	0.21	—	—	114
Fiscal year ended 3-31-2006	—	10.24	13.40[3]	74	1.42	–0.03	—	—	79
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.06	–0.49	4	2.50[4]	–1.40[4]	—	—	76
Fiscal year ended 3-31-2010	—	8.10	46.21	5	2.51	–0.87	—	—	101
Fiscal year ended 3-31-2009	(0.01)	5.54	–35.75	4	2.48	–0.68	—	—	115
Fiscal year ended 3-31-2008	(0.86)	8.64	0.65	9	2.27	–0.51	—	—	81
Fiscal year ended 3-31-2007	(1.09)	9.34	7.45	11	2.29	–0.71	—	—	114
Fiscal year ended 3-31-2006	—	9.70	12.40	11	2.32	–0.94	—	—	79
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.20	–0.36	90	2.17[4]	–1.06[4]	—	—	76
Fiscal year ended 3-31-2010	—	8.23	46.70	96	2.20	–0.57	—	—	101
Fiscal year ended 3-31-2009	(0.02)	5.61	–35.63	75	2.21	–0.42	—	—	115
Fiscal year ended 3-31-2008	(0.87)	8.74	0.78	135	2.11	–0.34	—	—	81
Fiscal year ended 3-31-2007	(1.09)	9.44	7.71	159	2.13	–0.55	—	—	114
Fiscal year ended 3-31-2006	—	9.77	12.56	173	2.17	–0.79	—	—	79
Class E Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.90	0.00[3]	1	1.35[4]	–0.22[4]	2.02[4]	–0.89[4]	76
Fiscal year ended 3-31-2010	(0.02)	8.90	48.03[3]	1	1.35	0.26	2.16	–0.55	101
Fiscal year ended 3-31-2009	(0.02)	6.03	–35.20[3]	1	1.56	0.31	2.12	–0.25	115
Fiscal year ended 3-31-2008[5]	(0.95)	9.33	1.22[3]	1	1.80[4]	–0.43[4]	—	—	81[6]
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	9.57	0.21	4	0.99[4]	0.15[4]	—	—	76
Fiscal year ended 3-31-2010	(0.04)	9.55	48.34	3	0.99	0.55	—	—	101
Fiscal year ended 3-31-2009	(0.02)	6.47	–34.68	—*	0.97	1.03	—	—	115
Fiscal year ended 3-31-2008[5]	(0.99)	9.93	2.80	—*	0.99[4]	0.72[4]	—	—	81[6]
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	9.39	0.00	7	1.25[4]	–0.10[4]	—	—	76
Fiscal year ended 3-31-2010	(0.03)	9.39	48.15	5	1.24	0.39	—	—	101
Fiscal year ended 3-31-2009	(0.02)	6.36	–34.94	4	1.23	0.71	—	—	115
Fiscal year ended 3-31-2008	(0.97)	9.80	1.67	2	1.22	0.60	—	—	81
Fiscal year ended 3-31-2007	(1.09)	10.49	8.69	3	1.21	0.35	—	—	114
Fiscal year ended 3-31-2006	—	10.65	13.54	2	1.22	0.16	—	—	79

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$12.63	$ 0.06[2]	$(0.36)[2]	$(0.30)	$ —	$ —	$ —
Fiscal year ended 3-31-2010	8.55	0.04[2]	4.15[2]	4.19	(0.08)	—	(0.03)
Fiscal year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—
Fiscal year ended 3-31-2008	16.28	0.18	(2.00)	(1.82)	(0.18)	(1.31)	—
Fiscal year ended 3-31-2007	15.52	0.13	1.49	1.62	(0.11)	(0.75)	—
Fiscal year ended 3-31-2006	13.79	0.17	2.21	2.38	(0.16)	(0.49)	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	12.22	0.01[2]	(0.35)[2]	(0.34)	—	—	—
Fiscal year ended 3-31-2010	8.31	(0.04)[2]	3.99[2]	3.95	(0.03)	—	(0.01)
Fiscal year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—
Fiscal year ended 3-31-2008	15.93	0.03[2]	(1.93)[2]	(1.90)	(0.04)	(1.31)	—
Fiscal year ended 3-31-2007	15.23	(0.01)	1.46	1.45	—	(0.75)	—
Fiscal year ended 3-31-2006	13.54	0.06	2.14	2.20	(0.02)	(0.49)	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	12.23	0.03[2]	(0.35)[2]	(0.32)	—	—	—
Fiscal year ended 3-31-2010	8.30	0.00[2]	3.99[2]	3.99	(0.05)	—	(0.01)
Fiscal year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—
Fiscal year ended 3-31-2008	15.88	0.05	(1.92)	(1.87)	(0.08)	(1.31)	—
Fiscal year ended 3-31-2007	15.16	0.03	1.46	1.49	(0.02)	(0.75)	—
Fiscal year ended 3-31-2006	13.48	0.08	2.14	2.22	(0.05)	(0.49)	—
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	12.64	0.08[2]	(0.37)[2]	(0.29)	—	—	—
Fiscal year ended 3-31-2010	8.55	0.06[2]	4.16[2]	4.22	(0.10)	—	(0.03)
Fiscal year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—
Fiscal year ended 3-31-2008[5]	16.23	0.02[2]	(1.87)[2]	(1.85)	(0.14)	(1.31)	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	12.76	0.10[2]	(0.36)[2]	(0.26)	—	—	—
Fiscal year ended 3-31-2010	8.64	0.07[2]	4.22[2]	4.29	(0.13)	—	(0.04)
Fiscal year ended 3-31-2009	13.11	0.05[2]	(4.43)[2]	(4.38)	(0.09)	—*	—
Fiscal year ended 3-31-2008[5]	16.29	0.24[2]	(1.87)[2]	(1.63)	(0.24)	(1.31)	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	12.69	0.10[2]	(0.37)[2]	(0.27)	—	—	—
Fiscal year ended 3-31-2010	8.58	0.07[2]	4.22[2]	4.29	(0.14)	—	(0.04)
Fiscal year ended 3-31-2009	13.02	0.14[2]	(4.49)[2]	(4.35)	(0.09)	—*	—
Fiscal year ended 3-31-2008	16.33	0.25[2]	(2.01)[2]	(1.76)	(0.24)	(1.31)	—
Fiscal year ended 3-31-2007	15.56	0.19	1.49	1.68	(0.16)	(0.75)	—
Fiscal year ended 3-31-2006	13.82	0.19	2.26	2.45	(0.22)	(0.49)	—

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$12.33	–2.38%[3]	$ 234	1.85%[4]	1.03%[4]	—%	—%	26%
Fiscal year ended 3-31-2010	(0.11)	12.63	49.03[3]	255	1.90	0.57	1.92	0.55	35
Fiscal year ended 3-31-2009	(0.03)	8.55	–33.87[3]	207	1.81	1.26	—	—	43
Fiscal year ended 3-31-2008	(1.49)	12.97	–12.07[3]	443	1.59	1.05	—	—	39
Fiscal year ended 3-31-2007	(0.86)	16.28	10.71[3]	688	1.55	0.81	—	—	42
Fiscal year ended 3-31-2006	(0.65)	15.52	17.49[3]	625	1.62	1.09	—	—	4
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	11.88	–2.78	17	2.76[4]	0.13[4]	—	—	26
Fiscal year ended 3-31-2010	(0.04)	12.22	47.51	20	2.81	–0.29	—	—	35
Fiscal year ended 3-31-2009	—	8.31	–34.46	17	2.71	0.35	—	—	43
Fiscal year ended 3-31-2008	(1.35)	12.68	–12.83	37	2.48	0.18	—	—	39
Fiscal year ended 3-31-2007	(0.75)	15.93	9.82	59	2.44	–0.07	—	—	42
Fiscal year ended 3-31-2006	(0.51)	15.23	16.43	57	2.51	0.21	—	—	4
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	11.91	–2.62	37	2.41[4]	0.50[4]	—	—	26
Fiscal year ended 3-31-2010	(0.06)	12.23	48.10	43	2.46	0.08	—	—	35
Fiscal year ended 3-31-2009	—	8.30	–34.23	40	2.42	0.72	—	—	43
Fiscal year ended 3-31-2008	(1.39)	12.62	–12.65	99	2.25	0.37	—	—	39
Fiscal year ended 3-31-2007	(0.77)	15.88	10.03	233	2.21	0.15	—	—	42
Fiscal year ended 3-31-2006	(0.54)	15.16	16.70	211	2.28	0.43	—	—	4
Class E Shares									
Six-month period ended 9-30-2010 (unaudited)	—	12.35	–2.29[3]	—*	1.59[4]	1.25[4]	2.45[4]	0.39[4]	26
Fiscal year ended 3-31-2010	(0.13)	12.64	49.41[3]	—*	1.59	0.75	2.63	–0.29	35
Fiscal year ended 3-31-2009	—	8.55	–33.87[3]	—*	1.93	0.98	2.72	0.19	43
Fiscal year ended 3-31-2008[5]	(1.45)	12.93	–12.31[3]	—*	2.31[4]	0.29[4]	—	—	39[6]
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	12.50	–2.04	6	1.28[4]	1.62[4]	—	—	26
Fiscal year ended 3-31-2010	(0.17)	12.76	49.77	6	1.31	0.93	—	—	35
Fiscal year ended 3-31-2009	(0.09)	8.64	–33.46	4	1.25	1.25	—	—	43
Fiscal year ended 3-31-2008[5]	(1.55)	13.11	–10.93	2	1.21[4]	1.45[4]	—	—	39[6]
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	12.42	–2.13	17	1.20[4]	1.65[4]	1.54[4]	1.31[4]	26
Fiscal year ended 3-31-2010	(0.18)	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Fiscal year ended 3-31-2009	(0.09)	8.58	–33.44	9	1.19	1.59	1.50	1.28	43
Fiscal year ended 3-31-2008	(1.55)	13.02	–11.73	8	1.20	1.42	1.45	1.17	39
Fiscal year ended 3-31-2007	(0.91)	16.33	11.14	15	1.20	1.18	1.42	0.96	42
Fiscal year ended 3-31-2006	(0.71)	15.56	17.99	17	1.19	1.46	1.46	1.19	4

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$13.61	$ 0.06[2]	$(0.22)[2]	$(0.16)	$(0.06)	$ —	$ (0.06)
Fiscal year ended 3-31-2010	9.86	0.12[2]	3.74[2]	3.86	(0.11)	—	(0.11)
Fiscal year ended 3-31-2009	16.05	0.12[2]	(6.19)[2]	(6.07)	(0.12)	—	(0.12)
Fiscal year ended 3-31-2008	15.70	0.13[2]	0.54[2]	0.67	(0.14)	(0.18)	(0.32)
Fiscal year ended 3-31-2007	14.41	0.17[2]	1.49[2]	1.66	(0.18)	(0.19)	(0.37)
Fiscal year ended 3-31-2006	12.13	0.12[2]	2.30[2]	2.42	(0.11)	(0.03)	(0.14)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	13.49	(0.01)[2]	(0.22)[2]	(0.23)	—*	—	—*
Fiscal year ended 3-31-2010	9.79	0.00[2]	3.71[2]	3.71	(0.01)	—	(0.01)
Fiscal year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Fiscal year ended 3-31-2008	15.63	(0.03)	0.53	0.50	(0.02)	(0.18)	(0.20)
Fiscal year ended 3-31-2007	14.34	0.05	1.47	1.52	(0.04)	(0.19)	(0.23)
Fiscal year ended 3-31-2006	12.09	0.01	2.28	2.29	(0.01)	(0.03)	(0.04)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	13.53	0.01[2]	(0.21)[2]	(0.20)	(0.02)	—	(0.02)
Fiscal year ended 3-31-2010	9.81	0.04[2]	3.71[2]	3.75	(0.03)	—	(0.03)
Fiscal year ended 3-31-2009	15.95	0.03[2]	(6.14)[2]	(6.11)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	15.63	0.00	0.54	0.54	(0.04)	(0.18)	(0.22)
Fiscal year ended 3-31-2007	14.34	0.07	1.47	1.54	(0.06)	(0.19)	(0.25)
Fiscal year ended 3-31-2006	12.09	0.01	2.28	2.29	(0.01)	(0.03)	(0.04)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	13.58	0.05[2]	(0.22)[2]	(0.17)	(0.06)	—	(0.06)
Fiscal year ended 3-31-2010	9.84	0.13[2]	3.73[2]	3.86	(0.12)	—	(0.12)
Fiscal year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Fiscal year ended 3-31-2008[5]	15.76	(0.01)[2]	0.51[2]	0.50	(0.07)	(0.18)	(0.25)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	13.63	0.08[2]	(0.22)[2]	(0.14)	(0.08)	—	(0.08)
Fiscal year ended 3-31-2010	9.88	0.17[2]	3.75[2]	3.92	(0.17)	—	(0.17)
Fiscal year ended 3-31-2009	16.07	0.08[2]	(6.10)[2]	(6.02)	(0.17)	—	(0.17)
Fiscal year ended 3-31-2008[5]	15.76	0.20	0.47	0.67	(0.18)	(0.18)	(0.36)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	13.63	0.07[2]	(0.23)[2]	(0.16)	(0.07)	—	(0.07)
Fiscal year ended 3-31-2010	9.87	0.14[2]	3.75[2]	3.89	(0.13)	—	(0.13)
Fiscal year ended 3-31-2009	16.06	0.14[2]	(6.19)[2]	(6.05)	(0.14)	—	(0.14)
Fiscal year ended 3-31-2008	15.70	0.14[2]	0.55[2]	0.69	(0.15)	(0.18)	(0.33)
Fiscal year ended 3-31-2007	14.41	0.12[2]	1.55[2]	1.67	(0.19)	(0.19)	(0.38)
Fiscal year ended 3-31-2006	12.13	0.15[2]	2.29[2]	2.44	(0.13)	(0.03)	(0.16)

 *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$13.39	−1.17%[3]	$195	1.37%[4]	0.83%[4]	—%	—%	17%
Fiscal year ended 3-31-2010	13.61	39.29[3]	182	1.40	1.02	—	—	46
Fiscal year ended 3-31-2009	9.86	−37.92[3]	133	1.40	1.00	—	—	30
Fiscal year ended 3-31-2008	16.05	4.10[3]	148	1.37	0.77	—	—	30
Fiscal year ended 3-31-2007	15.70	11.57[3]	107	1.38	1.16	—	—	24
Fiscal year ended 3-31-2006	14.41	19.99[3]	61	1.45	0.92	—	—	15
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	13.26	−1.67	12	2.31[4]	−0.10[4]	—	—	17
Fiscal year ended 3-31-2010	13.49	37.88	10	2.44	−0.01	—	—	46
Fiscal year ended 3-31-2009	9.79	−38.54	9	2.43	−0.04	—	—	30
Fiscal year ended 3-31-2008	15.93	3.09	11	2.34	−0.16	—	—	30
Fiscal year ended 3-31-2007	15.63	10.63	10	2.30	0.29	—	—	24
Fiscal year ended 3-31-2006	14.34	18.94	7	2.32	0.03	—	—	15
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	13.31	−1.46	41	2.04[4]	0.15[4]	—	—	17
Fiscal year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Fiscal year ended 3-31-2009	9.81	−38.33	37	2.11	0.39	—	—	30
Fiscal year ended 3-31-2008	15.95	3.32	24	2.15	0.00	—	—	30
Fiscal year ended 3-31-2007	15.63	10.74	19	2.17	0.42	—	—	24
Fiscal year ended 3-31-2006	14.34	18.95	14	2.27	0.08	—	—	15
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	13.35	−1.24[3]	2	1.37[4]	0.83[4]	2.14[4]	0.06[4]	17
Fiscal year ended 3-31-2010	13.58	39.33[3]	2	1.37	1.06	2.35	0.08	46
Fiscal year ended 3-31-2009	9.84	−37.98[3]	2	1.60	0.78	2.27	0.11	30
Fiscal year ended 3-31-2008[5]	16.01	3.01[3]	2	2.17[4]	−0.18[4]	—	—	30[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	13.41	−0.99	6	0.97[4]	1.23[4]	—	—	17
Fiscal year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Fiscal year ended 3-31-2009	9.88	−37.60	2	0.99	1.75	—	—	30
Fiscal year ended 3-31-2008[5]	16.07	4.08	—*	1.00[4]	1.17[4]	—	—	30[6]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	13.40	−1.16	15	1.22[4]	0.97[4]	—	—	17
Fiscal year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Fiscal year ended 3-31-2009	9.87	−37.79	15	1.24	1.08	—	—	30
Fiscal year ended 3-31-2008	16.06	4.23	12	1.26	0.78	—	—	30
Fiscal year ended 3-31-2007	15.70	11.65	3	1.29	0.92	—	—	24
Fiscal year ended 3-31-2006	14.41	20.14	1	1.34	1.03	—	—	15

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$21.44	$ 0.08[1]	$ 0.44[1]	$ 0.52	$ —	$ —	$ —
Fiscal year ended 3-31-2010	15.08	0.27[1]	6.43[1]	6.70	(0.34)	—	—
Fiscal year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.58	0.60	(1.98)	(1.38)	(0.50)	(4.00)	—
Fiscal year ended 3-31-2007	33.58	0.31	7.11	7.42	(0.42)	—	—
Fiscal year ended 3-31-2006	28.31	0.10	5.37	5.47	(0.20)	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	20.53	(0.02)[1]	0.42[1]	0.40	—	—	—
Fiscal year ended 3-31-2010	14.50	0.10[1]	6.14[1]	6.24	(0.21)	—	—
Fiscal year ended 3-31-2009	33.35	1.06[1]	(17.56)[1]	(16.50)	(0.89)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	39.14	0.27[1]	(1.90)[1]	(1.63)	(0.16)	(4.00)	—
Fiscal year ended 3-31-2007	32.40	0.09	6.78	6.87	(0.13)	—	—
Fiscal year ended 3-31-2006	27.32	(0.11)	5.19	5.08	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	20.63	0.02[1]	0.43[1]	0.45	—	—	—
Fiscal year ended 3-31-2010	14.55	0.18[1]	6.17[1]	6.35	(0.27)	—	—
Fiscal year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	39.28	0.32	(1.91)	(1.59)	(0.20)	(4.00)	—
Fiscal year ended 3-31-2007	32.52	0.12	6.81	6.93	(0.17)	—	—
Fiscal year ended 3-31-2006	27.42	(0.09)	5.19	5.10	—	—	—
Class E Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	21.48	0.13[1]	0.46[1]	0.59	—	—	—
Fiscal year ended 3-31-2010	15.08	0.39[1]	6.44[1]	6.83	(0.43)	—	—
Fiscal year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)
Fiscal year ended 3-31-2008[5]	40.69	0.73	(2.11)	(1.38)	(0.58)	(4.00)	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	21.51	0.14[1]	0.47[1]	0.61	—	—	—
Fiscal year ended 3-31-2010	15.09	0.44[1]	6.43[1]	6.87	(0.45)	—	—
Fiscal year ended 3-31-2009	34.80	0.95[1]	(17.87)[1]	(16.92)	(1.33)	(1.44)	(0.02)
Fiscal year ended 3-31-2008[5]	40.73	0.35[1]	(1.61)[1]	(1.26)	(0.67)	(4.00)	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	21.50	0.13[1]	0.45[1]	0.58	—	—	—
Fiscal year ended 3-31-2010	15.10	0.33[1]	6.48[1]	6.81	(0.41)	—	—
Fiscal year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.61	0.61	(1.91)	(1.30)	(0.56)	(4.00)	—
Fiscal year ended 3-31-2007	33.60	0.44	7.05	7.49	(0.48)	—	—
Fiscal year ended 3-31-2006	28.33	0.18	5.34	5.52	(0.25)	—	—

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$ —	$21.96	2.43%[2]	$183	1.88%[3]	0.77%[3]	19%
Fiscal year ended 3-31-2010	(0.34)	21.44	44.42[2]	189	1.98	1.35	100
Fiscal year ended 3-31-2009	(2.62)	15.08	−49.74[2]	136	1.84	4.03	88
Fiscal year ended 3-31-2008	(4.50)	34.70	−4.52[2]	390	1.58	1.43	65
Fiscal year ended 3-31-2007	(0.42)	40.58	22.17[2]	389	1.64	0.91	42
Fiscal year ended 3-31-2006	(0.20)	33.58	19.41[2]	235	1.72	0.35	62
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	—	20.93	1.95	8	2.88[3]	−0.20[3]	19
Fiscal year ended 3-31-2010	(0.21)	20.53	43.02	9	2.96	0.47	100
Fiscal year ended 3-31-2009	(2.35)	14.50	−50.19	8	2.73	3.59	88
Fiscal year ended 3-31-2008	(4.16)	33.35	−5.27	37	2.35	0.68	65
Fiscal year ended 3-31-2007	(0.13)	39.14	21.24	52	2.40	0.27	42
Fiscal year ended 3-31-2006	—	32.40	18.59	44	2.45	−0.30	62
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	—	21.08	2.18	16	2.51[3]	0.18[3]	19
Fiscal year ended 3-31-2010	(0.27)	20.63	43.62	19	2.55	0.87	100
Fiscal year ended 3-31-2009	(2.42)	14.55	−50.07	16	2.47	3.55	88
Fiscal year ended 3-31-2008	(4.20)	33.49	−5.16	57	2.26	0.78	65
Fiscal year ended 3-31-2007	(0.17)	39.28	21.33	65	2.32	0.32	42
Fiscal year ended 3-31-2006	—	32.52	18.60	51	2.42	−0.29	62
Class E Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	—	22.07	2.75[2]	—*	1.32[3]	1.28[3]	19
Fiscal year ended 3-31-2010	(0.43)	21.48	45.28[2]	—*	1.37	1.92	100
Fiscal year ended 3-31-2009	(2.74)	15.08	−49.46[2]	—*	1.36	4.14	88
Fiscal year ended 3-31-2008[5]	(4.58)	34.73	−4.52[2]	—*	1.28[3]	1.78[3]	65[6]
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	—	22.12	2.84	37	1.19[3]	1.41[3]	19
Fiscal year ended 3-31-2010	(0.45)	21.51	45.52	34	1.23	2.15	100
Fiscal year ended 3-31-2009	(2.79)	15.09	−49.39	23	1.22	4.08	88
Fiscal year ended 3-31-2008[5]	(4.67)	34.80	−4.24	53	1.17[3]	1.44[3]	65[6]
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	—	22.08	2.70	2	1.46[3]	1.24[3]	19
Fiscal year ended 3-31-2010	(0.41)	21.50	45.09	3	1.51	1.74	100
Fiscal year ended 3-31-2009	(2.71)	15.10	−49.52	2	1.49	4.27	88
Fiscal year ended 3-31-2008	(4.56)	34.75	−4.33	4	1.41	1.60	65
Fiscal year ended 3-31-2007	(0.48)	40.61	22.38	7	1.44	1.14	42
Fiscal year ended 3-31-2006	(0.25)	33.60	19.60	4	1.55	0.60	62

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$10.30	$0.19[2]	$ 0.13[2]	$ 0.32	$(0.17)	$ —	$(0.17)
Fiscal year ended 3-31-2010	9.39	0.37[2]	0.82[2]	1.19	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009[5]	10.00	0.19[2]	(0.53)[2]	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	10.29	0.15[2]	0.14[2]	0.29	(0.13)	—	(0.13)
Fiscal year ended 3-31-2010	9.38	0.32[2]	0.80[2]	1.12	(0.21)	—	(0.21)
Fiscal year ended 3-31-2009[5]	10.00	0.16[2]	(0.58)[2]	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	10.29	0.15[2]	0.14[2]	0.29	(0.13)	—	(0.13)
Fiscal year ended 3-31-2010	9.38	0.30[2]	0.82[2]	1.12	(0.21)	—	(0.21)
Fiscal year ended 3-31-2009[5]	10.00	0.16[2]	(0.58)[2]	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	10.30	0.20[2]	0.13[2]	0.33	(0.18)	—	(0.18)
Fiscal year ended 3-31-2010	9.39	0.40[2]	0.82[2]	1.22	(0.31)	—	(0.31)
Fiscal year ended 3-31-2009[5]	10.00	0.25[2]	(0.57)[2]	(0.32)	(0.17)	(0.12)	(0.29)
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	10.30	0.19[2]	0.13[2]	0.32	(0.17)	—	(0.17)
Fiscal year ended 3-31-2010	9.39	0.37[2]	0.82[2]	1.19	(0.28)	—	(0.28)
Fiscal year ended 3-31-2009[5]	10.00	0.23[2]	(0.57)[2]	(0.34)	(0.15)	(0.12)	(0.27)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$10.45	3.12%[3]	$119	0.99%[4]	3.57%[4]	1.27%[4]	3.29%[4]	16%
Fiscal year ended 3-31-2010	10.30	12.84[3]	89	0.99	3.95	1.32	3.62	19
Fiscal year ended 3-31-2009[5]	9.39	−3.35[3]	32	1.01[4]	2.87[4]	1.56[4]	2.32[4]	18
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	10.45	2.83	6	1.74[4]	2.83[4]	1.98[4]	2.59[4]	16
Fiscal year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Fiscal year ended 3-31-2009[5]	9.38	−4.11	6	1.76[4]	1.85[4]	2.16[4]	1.45[4]	18
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	10.45	2.83	44	1.74[4]	2.82[4]	1.93[4]	2.63[4]	16
Fiscal year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Fiscal year ended 3-31-2009[5]	9.38	−4.10	13	1.74[4]	2.03[4]	2.17[4]	1.61[4]	18
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	10.45	3.25	17	0.74[4]	3.83[4]	0.94[4]	3.63[4]	16
Fiscal year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Fiscal year ended 3-31-2009[5]	9.39	−3.11	5	0.76[4]	2.80[4]	1.21[4]	2.35[4]	18
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	10.45	3.12	15	0.99[4]	3.57[4]	1.19[4]	3.37[4]	16
Fiscal year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Fiscal year ended 3-31-2009[5]	9.39	−3.34	8	1.01[4]	2.65[4]	1.47[4]	2.19[4]	18

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$8.32	$0.36[2]	$ 0.16[2]	$ 0.52	$(0.36)	$ —	$(0.36)
Fiscal year ended 3-31-2010	6.58	0.64[2]	1.93[2]	2.57	(0.66)	(0.17)	(0.83)
Fiscal year ended 3-31-2009	8.01	0.65	(1.46)	(0.81)	(0.62)	—	(0.62)
Fiscal year ended 3-31-2008	8.92	0.66	(0.92)	(0.26)	(0.65)	—	(0.65)
Fiscal year ended 3-31-2007	8.60	0.62	0.32	0.94	(0.62)	—	(0.62)
Fiscal year ended 3-31-2006	8.69	0.58	(0.09)	0.49	(0.58)	—	(0.58)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	8.32	0.32[2]	0.16[2]	0.48	(0.32)	—	(0.32)
Fiscal year ended 3-31-2010	6.57	0.57[2]	1.94[2]	2.51	(0.59)	(0.17)	(0.76)
Fiscal year ended 3-31-2009	8.01	0.59	(1.48)	(0.89)	(0.55)	—	(0.55)
Fiscal year ended 3-31-2008	8.92	0.56	(0.91)	(0.35)	(0.56)	—	(0.56)
Fiscal year ended 3-31-2007	8.60	0.53	0.32	0.85	(0.53)	—	(0.53)
Fiscal year ended 3-31-2006	8.69	0.50	(0.09)	0.41	(0.50)	—	(0.50)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	8.32	0.33[2]	0.16[2]	0.49	(0.33)	—	(0.33)
Fiscal year ended 3-31-2010	6.58	0.60[2]	1.92[2]	2.52	(0.61)	(0.17)	(0.78)
Fiscal year ended 3-31-2009	8.01	0.58	(1.44)	(0.86)	(0.57)	—	(0.57)
Fiscal year ended 3-31-2008	8.92	0.59	(0.92)	(0.33)	(0.58)	—	(0.58)
Fiscal year ended 3-31-2007	8.60	0.55	0.32	0.87	(0.55)	—	(0.55)
Fiscal year ended 3-31-2006	8.69	0.51	(0.09)	0.42	(0.51)	—	(0.51)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	8.32	0.35[2]	0.16[2]	0.51	(0.35)	—	(0.35)
Fiscal year ended 3-31-2010	6.57	0.61[2]	1.95[2]	2.56	(0.64)	(0.17)	(0.81)
Fiscal year ended 3-31-2009	8.00	0.63	(1.46)	(0.83)	(0.60)	—	(0.60)
Fiscal year ended 3-31-2008[5]	8.92	0.62[2]	(0.93)[2]	(0.31)	(0.61)	—	(0.61)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	8.32	0.37[2]	0.16[2]	0.53	(0.37)	—	(0.37)
Fiscal year ended 3-31-2010	6.58	0.69[2]	1.91[2]	2.60	(0.69)	(0.17)	(0.86)
Fiscal year ended 3-31-2009	8.01	0.68	(1.45)	(0.77)	(0.66)	—	(0.66)
Fiscal year ended 3-31-2008[5]	8.92	0.79[2]	(0.94)[2]	(0.15)	(0.76)	—	(0.76)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	8.32	0.36[2]	0.16[2]	0.52	(0.36)	—	(0.36)
Fiscal year ended 3-31-2010	6.58	0.66[2]	1.92[2]	2.58	(0.67)	(0.17)	(0.84)
Fiscal year ended 3-31-2009	8.02	0.73[2]	(1.53)[2]	(0.80)	(0.64)	—	(0.64)
Fiscal year ended 3-31-2008	8.92	0.68	(0.92)	(0.24)	(0.66)	—	(0.66)
Fiscal year ended 3-31-2007	8.60	0.64	0.32	0.96	(0.64)	—	(0.64)
Fiscal year ended 3-31-2006	8.69	0.59	(0.09)	0.50	(0.59)	—	(0.59)

 *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$8.48	6.32%[3]	$769	1.12%[4]	8.42%[4]	—%	—%	48%
Fiscal year ended 3-31-2010	8.32	40.44[3]	649	1.13	8.24	—	—	84
Fiscal year ended 3-31-2009	6.58	−10.29[3]	231	1.34	9.33	—	—	77
Fiscal year ended 3-31-2008	8.01	−3.04[3]	127	1.36	7.76	—	—	83
Fiscal year ended 3-31-2007	8.92	11.39[3]	79	1.38	7.20	—	—	98
Fiscal year ended 3-31-2006	8.60	5.80[3]	39	1.45	6.70	—	—	45
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	8.48	5.90	41	1.92[4]	7.61[4]	—	—	48
Fiscal year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Fiscal year ended 3-31-2009	6.57	−11.37	10	2.46	8.16	—	—	77
Fiscal year ended 3-31-2008	8.01	−4.06	7	2.43	6.62	—	—	83
Fiscal year ended 3-31-2007	8.92	10.24	7	2.43	6.14	—	—	98
Fiscal year ended 3-31-2006	8.60	4.85	6	2.36	5.79	—	—	45
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	8.48	5.96	316	1.80[4]	7.73[4]	—	—	48
Fiscal year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Fiscal year ended 3-31-2009	6.58	−10.99	54	2.10	8.72	—	—	77
Fiscal year ended 3-31-2008	8.01	−3.84	14	2.18	6.86	—	—	83
Fiscal year ended 3-31-2007	8.92	10.51	17	2.18	6.39	—	—	98
Fiscal year ended 3-31-2006	8.60	5.00	17	2.21	5.94	—	—	45
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	8.48	6.18[3]	3	1.36[4]	8.17[4]	1.67[4]	7.86[4]	48
Fiscal year ended 3-31-2010	8.32	40.29[3]	2	1.36	8.02	1.83	7.55	84
Fiscal year ended 3-31-2009	6.57	−10.52[3]	1	1.60	9.12	1.81	8.91	77
Fiscal year ended 3-31-2008[5]	8.00	−3.69[3]	1	1.97[4]	7.19[4]	—	—	83[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	8.48	6.49	245	0.82[4]	8.72[4]	—	—	48
Fiscal year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Fiscal year ended 3-31-2009	6.58	−9.89	9	0.90	10.28	—	—	77
Fiscal year ended 3-31-2008[5]	8.01	−1.90	—*	0.99[4]	8.11[4]	—	—	83[6]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	8.48	6.34	133	1.08[4]	8.44[4]	—	—	48
Fiscal year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84
Fiscal year ended 3-31-2009	6.58	−10.23	38	1.14	9.69	—	—	77
Fiscal year ended 3-31-2008	8.02	−2.78	4	1.20	7.85	—	—	83
Fiscal year ended 3-31-2007	8.92	11.60	11	1.20	7.37	—	—	98
Fiscal year ended 3-31-2006	8.60	6.00	10	1.25	6.90	—	—	45

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$13.59	$0.22[2]	$ 0.58[2]	$ 0.80	$ —	$ —	$ —
Fiscal year ended 3-31-2010	9.56	0.26[2]	3.79[2]	4.05	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Fiscal year ended 3-31-2008	16.81	0.37	0.14	0.51	(0.55)	(0.41)	(0.96)
Fiscal year ended 3-31-2007	15.15	0.24[2]	2.36[2]	2.60	(0.43)	(0.51)	(0.94)
Fiscal year ended 3-31-2006	14.63	0.29	1.14	1.43	(0.36)	(0.55)	(0.91)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	13.40	0.16[2]	0.57[2]	0.73	—	—	—
Fiscal year ended 3-31-2010	9.52	0.12[2]	3.76[2]	3.88	—*	—	—*
Fiscal year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Fiscal year ended 3-31-2008	16.77	0.20	0.14	0.34	(0.39)	(0.41)	(0.80)
Fiscal year ended 3-31-2007	15.11	0.07[2]	2.37[2]	2.44	(0.27)	(0.51)	(0.78)
Fiscal year ended 3-31-2006	14.59	0.08	1.18	1.26	(0.19)	(0.55)	(0.74)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	13.46	0.18[2]	0.57[2]	0.75	—	—	—
Fiscal year ended 3-31-2010	9.53	0.18[2]	3.77[2]	3.95	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Fiscal year ended 3-31-2008	16.78	0.24	0.15	0.39	(0.43)	(0.41)	(0.84)
Fiscal year ended 3-31-2007	15.12	0.11[2]	2.37[2]	2.48	(0.31)	(0.51)	(0.82)
Fiscal year ended 3-31-2006	14.60	0.11	1.19	1.30	(0.23)	(0.55)	(0.78)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	13.59	0.23[2]	0.58[2]	0.81	—	—	—
Fiscal year ended 3-31-2010	9.54	0.27[2]	3.80[2]	4.07	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.33	0.28[2]	(6.05)[2]	(5.77)	(0.54)	(0.48)	(1.02)
Fiscal year ended 3-31-2008[5]	16.85	0.17[2]	0.18[2]	0.35	(0.46)	(0.41)	(0.87)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	13.67	0.26[2]	0.58[2]	0.84	—	—	—
Fiscal year ended 3-31-2010	9.57	0.33[2]	3.80[2]	4.13	(0.03)	—	(0.03)
Fiscal year ended 3-31-2009	16.38	0.35[2]	(6.05)[2]	(5.70)	(0.63)	(0.48)	(1.11)
Fiscal year ended 3-31-2008[5]	16.86	0.30[2]	0.23[2]	0.53	(0.60)	(0.41)	(1.01)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	13.63	0.24[2]	0.58[2]	0.82	—	—	—
Fiscal year ended 3-31-2010	9.57	0.28[2]	3.80[2]	4.08	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)
Fiscal year ended 3-31-2008	16.82	0.39	0.14	0.53	(0.56)	(0.41)	(0.97)
Fiscal year ended 3-31-2007	15.15	0.25[2]	2.37[2]	2.62	(0.44)	(0.51)	(0.95)
Fiscal year ended 3-31-2006	14.63	0.29[2]	1.14[2]	1.43	(0.36)	(0.55)	(0.91)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2010 (unaudited)	$14.39	5.89%[3]	$193	1.47%[4]	3.35%[4]	—%	—%	43%
Fiscal year ended 3-31-2010	13.59	42.40[3]	183	1.51	2.05	—	—	131
Fiscal year ended 3-31-2009	9.56	−36.02[3]	128	1.46	2.45	—	—	22
Fiscal year ended 3-31-2008	16.36	2.84[3]	260	1.33	2.11	—	—	24
Fiscal year ended 3-31-2007	16.81	17.48[3]	235	1.38	1.52	—	—	22
Fiscal year ended 3-31-2006	15.15	10.14[3]	112	1.45	1.94	—	—	27
Class B Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.13	5.45	8	2.46[4]	2.37[4]	—	—	43
Fiscal year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Fiscal year ended 3-31-2009	9.52	−36.62	6	2.44	1.48	—	—	22
Fiscal year ended 3-31-2008	16.31	1.85	13	2.28	1.15	—	—	24
Fiscal year ended 3-31-2007	16.77	16.38	12	2.35	0.46	—	—	22
Fiscal year ended 3-31-2006	15.11	8.93	6	2.59	0.73	—	—	27
Class C Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.21	5.57	22	2.15[4]	2.68[4]	—	—	43
Fiscal year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Fiscal year ended 3-31-2009	9.53	−36.50	20	2.13	1.76	—	—	22
Fiscal year ended 3-31-2008	16.33	2.14	42	2.04	1.34	—	—	24
Fiscal year ended 3-31-2007	16.78	16.64	30	2.12	0.70	—	—	22
Fiscal year ended 3-31-2006	15.12	9.21	9	2.29	0.98	—	—	27
Class E Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.40	5.96[3]	1	1.33[4]	3.49[4]	2.15[4]	2.67[4]	43
Fiscal year ended 3-31-2010	13.59	42.72[3]	1	1.33	2.19	2.35	1.17	131
Fiscal year ended 3-31-2009	9.54	−36.11[3]	1	1.63	2.10	1.84	1.90	22
Fiscal year ended 3-31-2008[5]	16.33	1.92[3]	1	2.23[4]	1.00[4]	—	—	24[6]
Class I Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.51	6.15	38	1.00[4]	3.87[4]	—	—	43
Fiscal year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Fiscal year ended 3-31-2009	9.57	−35.72	34	0.99	2.72	—	—	22
Fiscal year ended 3-31-2008[5]	16.38	2.99	45	0.98[4]	2.14[4]	—	—	24[6]
Class Y Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.45	6.02	6	1.26[4]	3.58[4]	—	—	43
Fiscal year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Fiscal year ended 3-31-2009	9.57	−35.95	1	1.33	2.75	—	—	22
Fiscal year ended 3-31-2008	16.38	2.96	3	1.26	2.06	—	—	24
Fiscal year ended 3-31-2007	16.82	17.61	2	1.24	1.64	—	—	22
Fiscal year ended 3-31-2006	15.15	10.18	1	1.41	1.99	—	—	27

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$14.84	$ 0.16[2]	$ 0.37[2]	$ 0.53	$ —	$ —	$ —
Fiscal year ended 3-31-2010	9.54	0.13[2]	5.27[2]	5.40	(0.10)	—	(0.10)
Fiscal year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Fiscal year ended 3-31-2008	17.63	0.10	0.98	1.08	(0.09)	(1.51)	(1.60)
Fiscal year ended 3-31-2007	15.73	0.10[2]	2.59[2]	2.69	(0.06)	(0.73)	(0.79)
Fiscal year ended 3-31-2006	11.61	(0.06)	4.18	4.12	—	—	—
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	13.59	0.09[2]	0.33[2]	0.42	—	—	—
Fiscal year ended 3-31-2010	8.77	0.02[2]	4.82[2]	4.84	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Fiscal year ended 3-31-2008	16.31	(0.02)	0.88	0.86	—	(1.43)	(1.43)
Fiscal year ended 3-31-2007	14.67	0.00[2]	2.37[2]	2.37	—	(0.73)	(0.73)
Fiscal year ended 3-31-2006	10.91	(0.12)	3.88	3.76	—	—	—
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	13.58	0.10[2]	0.35[2]	0.45	—	—	—
Fiscal year ended 3-31-2010	8.76	0.05[2]	4.82[2]	4.87	(0.05)	—	(0.05)
Fiscal year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Fiscal year ended 3-31-2008	16.30	0.00[2]	0.88[2]	0.88	—	(1.46)	(1.46)
Fiscal year ended 3-31-2007	14.65	(0.01)[2]	2.39[2]	2.38	—	(0.73)	(0.73)
Fiscal year ended 3-31-2006	10.90	(0.02)	3.77	3.75	—	—	—
Class E Shares							
Six-month period ended							
9-30-2010 (unaudited)	14.90	0.15[2]	0.39[2]	0.54	—	—	—
Fiscal year ended 3-31-2010	9.59	0.16[2]	5.27[2]	5.43	(0.12)	—	(0.12)
Fiscal year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Fiscal year ended 3-31-2008[5]	17.63	(0.02)	0.98	0.96	(0.03)	(1.51)	(1.54)
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	14.90	0.18[2]	0.39[2]	0.57	—	—	—
Fiscal year ended 3-31-2010	9.58	0.20[2]	5.30[2]	5.50	(0.18)	—	(0.18)
Fiscal year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Fiscal year ended 3-31-2008[5]	17.71	0.16	1.01	1.17	(0.17)	(1.51)	(1.68)
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	14.92	0.17[2]	0.38[2]	0.55	—	—	—
Fiscal year ended 3-31-2010	9.59	0.04[2]	5.43[2]	5.47	(0.14)	—	(0.14)
Fiscal year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)
Fiscal year ended 3-31-2008	17.70	0.15[2]	0.97[2]	1.12	(0.12)	(1.51)	(1.63)
Fiscal year ended 3-31-2007	15.79	0.12[2]	2.59[2]	2.71	(0.07)	(0.73)	(0.80)
Fiscal year ended 3-31-2006	11.64	(0.06)	4.21	4.15	—	—	—

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2010 (unaudited)	$15.37	3.57%[3]	$499	1.50%[4]	2.24%[4]	—%	—%	54%
Fiscal year ended 3-31-2010	14.84	56.68[3]	430	1.59	1.09	—	—	94
Fiscal year ended 3-31-2009	9.54	−41.28[3]	152	1.64	1.44	—	—	108
Fiscal year ended 3-31-2008	17.11	5.39[3]	222	1.53	0.65	—	—	101
Fiscal year ended 3-31-2007	17.63	17.35[3]	161	1.56	0.63	—	—	108
Fiscal year ended 3-31-2006	15.73	35.49[3]	67	1.82	0.14	—	—	90
Class B Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.01	3.09	17	2.39[4]	1.41[4]	—	—	54
Fiscal year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Fiscal year ended 3-31-2009	8.77	−41.84	8	2.55	0.59	—	—	108
Fiscal year ended 3-31-2008	15.74	4.56	16	2.35	−0.09	—	—	101
Fiscal year ended 3-31-2007	16.31	16.39	17	2.35	−0.03	—	—	108
Fiscal year ended 3-31-2006	14.67	34.46	15	2.62	−0.41	—	—	90
Class C Shares								
Six-month period ended								
9-30-2010 (unaudited)	14.03	3.31	97	2.17[4]	1.56[4]	—	—	54
Fiscal year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Fiscal year ended 3-31-2009	8.76	−41.64	30	2.29	0.81	—	—	108
Fiscal year ended 3-31-2008	15.72	4.68	45	2.20	−0.02	—	—	101
Fiscal year ended 3-31-2007	16.30	16.48	34	2.29	−0.08	—	—	108
Fiscal year ended 3-31-2006	14.65	34.40	15	2.58	−0.50	—	—	90
Class E Shares								
Six-month period ended								
9-30-2010 (unaudited)	15.44	3.62[3]	2	1.53[4]	2.17[4]	2.28[4]	1.42[4]	54
Fiscal year ended 3-31-2010	14.90	56.68[3]	2	1.53	1.23	2.53	0.23	94
Fiscal year ended 3-31-2009	9.59	−41.34[3]	1	1.87	1.22	2.74	0.35	108
Fiscal year ended 3-31-2008[5]	17.05	4.70[3]	1	2.38[4]	−0.51[4]	—	—	101[6]
Class I Shares								
Six-month period ended								
9-30-2010 (unaudited)	15.47	3.83	168	1.10[4]	2.52[4]	—	—	54
Fiscal year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Fiscal year ended 3-31-2009	9.58	−40.98	33	1.12	1.86	—	—	108
Fiscal year ended 3-31-2008[5]	17.20	5.83	23	1.13[4]	0.69[4]	—	—	101[6]
Class Y Shares								
Six-month period ended								
9-30-2010 (unaudited)	15.47	3.69	90	1.36[4]	2.41[4]	—	—	54
Fiscal year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Fiscal year ended 3-31-2009	9.59	−41.12	11	1.38	1.64	—	—	108
Fiscal year ended 3-31-2008	17.19	5.50	10	1.39	0.77	—	—	101
Fiscal year ended 3-31-2007	17.70	17.47	4	1.45	0.76	—	—	108
Fiscal year ended 3-31-2006	15.79	35.65	1	1.72	0.13	—	—	90

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$29.04	$ 0.22[2]	$ 0.80[2]	$ 1.02	$ —	$ —	$ —
Fiscal year ended 3-31-2010	19.83	0.27[2]	9.18[2]	9.45	(0.24)	—	(0.24)
Fiscal year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Fiscal year ended 3-31-2008	34.60	0.15	1.59	1.74	(0.07)	—	(0.07)
Fiscal year ended 3-31-2007	29.74	0.19	4.72	4.91	(0.05)	—	(0.05)
Fiscal year ended 3-31-2006	22.86	0.08	6.97	7.05	(0.17)	—	(0.17)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	26.32	0.07[2]	0.73[2]	0.80	—	—	—
Fiscal year ended 3-31-2010	18.06	0.02[2]	8.29[2]	8.31	(0.05)	—	(0.05)
Fiscal year ended 3-31-2009	33.04	0.03[2]	(14.98)[2]	(14.95)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	31.79	(0.23)[2]	1.48[2]	1.25	—	—	—
Fiscal year ended 3-31-2007	27.58	(0.15)[2]	4.36[2]	4.21	—	—	—
Fiscal year ended 3-31-2006	21.30	(0.17)[2]	6.45[2]	6.28	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	26.27	0.07[2]	0.73[2]	0.80	—	—	—
Fiscal year ended 3-31-2010	18.02	0.01[2]	8.30[2]	8.31	(0.06)	—	(0.06)
Fiscal year ended 3-31-2009	32.97	0.05[2]	(14.94)[2]	(14.89)	(0.06)	—	(0.06)
Fiscal year ended 3-31-2008	31.71	(0.25)	1.51	1.26	—	—	—
Fiscal year ended 3-31-2007	27.52	(0.15)	4.34	4.19	—	—	—
Fiscal year ended 3-31-2006	21.20	(0.09)[2]	6.41[2]	6.32	—	—	—
Class E Shares[5]							
Six-month period ended 9-30-2010 (unaudited)	29.04	0.25[2]	0.80[2]	1.05	—	—	—
Fiscal year ended 3-31-2010	19.83	0.35[2]	9.18[2]	9.53	(0.32)	—	(0.32)
Fiscal year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Fiscal year ended 3-31-2008[6]	34.54	0.19	1.67	1.86	(0.12)	—	(0.12)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	29.26	0.31[2]	0.78[2]	1.09	—	—	—
Fiscal year ended 3-31-2010	19.98	0.28[2]	9.35[2]	9.63	(0.35)	—	(0.35)
Fiscal year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Fiscal year ended 3-31-2008[6]	34.52	0.10	2.12	2.22	(0.17)	—	(0.17)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	29.06	0.25[2]	0.81[2]	1.06	—	—	—
Fiscal year ended 3-31-2010	19.86	0.28[2]	9.23[2]	9.51	(0.31)	—	(0.31)
Fiscal year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)
Fiscal year ended 3-31-2008	34.59	0.31	1.42	1.73	(0.05)	—	(0.05)
Fiscal year ended 3-31-2007	29.74	0.28	4.63	4.91	(0.06)	—	(0.06)
Fiscal year ended 3-31-2006	22.86	0.18[2]	6.87[2]	7.05	(0.17)	—	(0.17)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)Class is closed to investment.

(6)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(7)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$30.06	3.51%[3]	$123	1.60%[4]	1.56%[4]	—%	—%	41%
Fiscal year ended 3-31-2010	29.04	47.70[3]	120	1.61	1.04	—	—	80
Fiscal year ended 3-31-2009	19.83	−44.65[3]	83	1.57	1.09	—	—	93
Fiscal year ended 3-31-2008	36.27	5.01[3]	163	1.42	0.35	—	—	103
Fiscal year ended 3-31-2007	34.60	16.51[3]	165	1.46	0.55	—	—	97
Fiscal year ended 3-31-2006	29.74	30.92[3]	156	1.59	0.25	—	—	75
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	27.12	3.04	4	2.61[4]	0.58[4]	—	—	41
Fiscal year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Fiscal year ended 3-31-2009	18.06	−45.25	4	2.62	0.11	—	—	93
Fiscal year ended 3-31-2008	33.04	3.96	10	2.45	−0.67	—	—	103
Fiscal year ended 3-31-2007	31.79	15.23	11	2.55	−0.53	—	—	97
Fiscal year ended 3-31-2006	27.58	29.48	13	2.74	−0.72	—	—	75
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	27.07	3.05	29	2.59[4]	0.59[4]	—	—	41
Fiscal year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Fiscal year ended 3-31-2009	18.02	−45.19	24	2.54	0.16	—	—	93
Fiscal year ended 3-31-2008	32.97	3.97	53	2.42	−0.65	—	—	103
Fiscal year ended 3-31-2007	31.71	15.23	57	2.54	−0.53	—	—	97
Fiscal year ended 3-31-2006	27.52	29.81	56	2.43	−0.39	—	—	75
Class E Shares[5]								
Six-month period ended 9-30-2010 (unaudited)	30.09	3.62[3]	—*	1.36[4]	1.80[4]	—	—	41
Fiscal year ended 3-31-2010	29.04	48.11[3]	—*	1.32	1.31	—	—	80
Fiscal year ended 3-31-2009	19.83	−44.52[3]	—*	1.34	1.31	—	—	93
Fiscal year ended 3-31-2008[6]	36.28	5.34[3]	—*	1.27[4]	0.49[4]	—	—	103[7]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	30.35	3.72	19	1.21[4]	2.24[4]	—	—	41
Fiscal year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Fiscal year ended 3-31-2009	19.98	−44.42	15	1.18	1.37	—	—	93
Fiscal year ended 3-31-2008[6]	36.57	6.39	21	1.15[4]	0.32[4]	—	—	103[7]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	30.12	3.65	3	1.42[4]	1.77[4]	1.52[4]	1.67[4]	41
Fiscal year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Fiscal year ended 3-31-2009	19.86	−44.55	2	1.43	1.21	1.50	1.14	93
Fiscal year ended 3-31-2008	36.27	4.99	3	1.44	0.31	—	—	103
Fiscal year ended 3-31-2007	34.59	16.50	5	1.46	0.65	—	—	97
Fiscal year ended 3-31-2006	29.74	30.95	6	1.58	0.81	—	—	75

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$11.85	$(0.01)[2]	$(0.19)[2]	$(0.20)	$ —	$ —	$ —
Fiscal year ended 3-31-2010	8.71	0.04[2]	3.15[2]	3.19	(0.05)	—	(0.05)
Fiscal year ended 3-31-2009	13.17	0.04[2]	(4.49)[2]	(4.45)	(0.01)	—	(0.01)
Fiscal year ended 3-31-2008	11.82	(0.02)[2]	1.49[2]	1.47	—	(0.12)	(0.12)
Fiscal year ended 3-31-2007	11.61	(0.03)	0.24	0.21	—	—	—
Fiscal year ended 3-31-2006	9.54	(0.06)	2.13	2.07	—	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	10.55	(0.07)[2]	(0.16)[2]	(0.23)	—	—	—
Fiscal year ended 3-31-2010	7.82	(0.09)[2]	2.82[2]	2.73	—	—	—
Fiscal year ended 3-31-2009	11.98	(0.10)[2]	(4.06)[2]	(4.16)	—	—	—
Fiscal year ended 3-31-2008	10.89	(0.16)	1.37	1.21	—	(0.12)	(0.12)
Fiscal year ended 3-31-2007	10.83	(0.12)	0.18	0.06	—	—	—
Fiscal year ended 3-31-2006	8.99	(0.14)	1.98	1.84	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	10.95	(0.05)[2]	(0.17)[2]	(0.22)	—	—	—
Fiscal year ended 3-31-2010	8.09	(0.05)[2]	2.91[2]	2.86	—	—	—
Fiscal year ended 3-31-2009	12.33	(0.05)[2]	(4.19)[2]	(4.24)	—	—	—
Fiscal year ended 3-31-2008	11.18	(0.13)[2]	1.40[2]	1.27	—	(0.12)	(0.12)
Fiscal year ended 3-31-2007	11.09	(0.12)	0.21	0.09	—	—	—
Fiscal year ended 3-31-2006	9.18	(0.10)	2.01	1.91	—	—	—
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	11.84	(0.01)[2]	(0.18)[2]	(0.19)	—	—	—
Fiscal year ended 3-31-2010	8.70	0.03[2]	3.16[2]	3.19	(0.05)	—	(0.05)
Fiscal year ended 3-31-2009	13.16	0.04[2]	(4.49)[2]	(4.45)	(0.01)	—	(0.01)
Fiscal year ended 3-31-2008[5]	11.84	(0.02)[2]	1.46[2]	1.44	—	(0.12)	(0.12)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	12.12	0.01[2]	(0.20)[2]	(0.19)	—	—	—
Fiscal year ended 3-31-2010	8.91	0.06[2]	3.22[2]	3.28	(0.07)	—	(0.07)
Fiscal year ended 3-31-2009	13.46	0.06[2]	(4.58)[2]	(4.52)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008[5]	11.99	0.01[2]	1.58[2]	1.59	—	(0.12)	(0.12)
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	11.74	(0.03)[2]	(0.18)[2]	(0.21)	—	—	—
Fiscal year ended 3-31-2010	8.63	0.00[2]	3.12[2]	3.12	(0.01)	—	(0.01)
Fiscal year ended 3-31-2009	13.08	0.02[2]	(4.47)[2]	(4.45)	—	—	—
Fiscal year ended 3-31-2008	11.78	(0.06)[2]	1.48[2]	1.42	—	(0.12)	(0.12)
Fiscal year ended 3-31-2007	11.60	(0.06)	0.24	0.18	—	—	—
Fiscal year ended 3-31-2006[7]	11.27	(0.03)	0.36	0.33	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	12.01	0.00[2]	(0.19)[2]	(0.19)	—	—	—
Fiscal year ended 3-31-2010	8.83	0.05[2]	3.19[2]	3.24	(0.06)	—	(0.06)
Fiscal year ended 3-31-2009	13.35	0.05[2]	(4.55)[2]	(4.50)	(0.02)	—	(0.02)
Fiscal year ended 3-31-2008	11.97	(0.01)[2]	1.51[2]	1.50	—	(0.12)	(0.12)
Fiscal year ended 3-31-2007	11.74	(0.01)	0.24	0.23	—	—	—
Fiscal year ended 3-31-2006	9.62	(0.04)	2.16	2.12	—	—	—

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$11.65	−1.69%[3]	$454	1.15%[4]	−0.13%[4]	1.28%[4]	−0.26%[4]	40%
Fiscal year ended 3-31-2010	11.85	36.63[3]	464	1.15	0.33	1.30	0.18	60
Fiscal year ended 3-31-2009	8.71	−33.80[3]	335	1.15	0.40	1.34	0.21	76
Fiscal year ended 3-31-2008	13.17	12.32[3]	278	1.15	−0.13	1.29	−0.27	79
Fiscal year ended 3-31-2007	11.82	1.81[3]	162	1.20	−0.44	1.39	−0.44	93
Fiscal year ended 3-31-2006	11.61	21.70[3]	157	1.41	−0.62	—	—	79
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	10.32	−2.18	9	2.36[4]	−1.34[4]	—	—	40
Fiscal year ended 3-31-2010	10.55	34.91	9	2.41	−0.94	—	—	60
Fiscal year ended 3-31-2009	7.82	−34.73	7	2.49	−1.01	—	—	76
Fiscal year ended 3-31-2008	11.98	10.98	13	2.32	−1.28	—	—	79
Fiscal year ended 3-31-2007	10.89	0.55	12	2.42	−1.48	—	—	93
Fiscal year ended 3-31-2006	10.83	20.47	11	2.45	−1.65	—	—	79
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	10.73	−2.01	46	2.00[4]	−0.98[4]	—	—	40
Fiscal year ended 3-31-2010	10.95	35.35	50	2.02	−0.54	—	—	60
Fiscal year ended 3-31-2009	8.09	−34.39	33	2.08	−0.54	—	—	76
Fiscal year ended 3-31-2008	12.33	11.23	34	2.07	−1.04	—	—	79
Fiscal year ended 3-31-2007	11.18	0.81	19	2.18	−1.23	—	—	93
Fiscal year ended 3-31-2006	11.09	20.81	17	2.21	−1.42	—	—	79
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	11.65	−1.61[3]	1	1.15[4]	−0.13[4]	1.91[4]	−0.89[4]	40
Fiscal year ended 3-31-2010	11.84	36.67[3]	1	1.15	0.31	2.05	−0.59	60
Fiscal year ended 3-31-2009	8.70	−33.83[3]	1	1.15	0.38	2.27	−0.74	76
Fiscal year ended 3-31-2008[5]	13.16	12.05[3]	—*	1.15[4]	−0.13[4]	1.75[4]	−0.73[4]	79[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	11.93	−1.57	178	0.92[4]	0.12[4]	—	—	40
Fiscal year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Fiscal year ended 3-31-2009	8.91	−33.61	102	0.92	0.87	—	—	76
Fiscal year ended 3-31-2008[5]	13.46	13.15	2	0.96[4]	0.09[4]	—	—	79[6]
Class R Shares								
Six-month period ended 9-30-2010 (unaudited)	11.53	−1.79	15	1.46[4]	−0.45[4]	—	—	40
Fiscal year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Fiscal year ended 3-31-2009	8.63	−34.02	4	1.47	0.15	—	—	76
Fiscal year ended 3-31-2008	13.08	11.94	1	1.49	−0.48	—	—	79
Fiscal year ended 3-31-2007	11.78	1.55	—*	1.51	−0.57	—	—	93
Fiscal year ended 3-31-2006[7]	11.60	2.93	—*	1.56[4]	−0.88[4]	—	—	79[8]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	11.82	−1.58	109	1.06[4]	−0.04[4]	1.17[4]	−0.15[4]	40
Fiscal year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60
Fiscal year ended 3-31-2009	8.83	−33.74	79	1.06	0.42	1.19	0.29	76
Fiscal year ended 3-31-2008	13.35	12.42	109	1.06	−0.04	1.19	−0.17	79
Fiscal year ended 3-31-2007	11.97	1.96	59	1.08	−0.13	1.19	−0.24	93
Fiscal year ended 3-31-2006	11.74	22.04	66	1.20	−0.40	1.21	−0.41	79

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(8)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$11.06	$0.13[2]	$ 0.26[2]	$0.39	$(0.14)	$ —	$(0.14)
Fiscal year ended 3-31-2010	10.77	0.31[2]	0.33[2]	0.64	(0.32)	(0.03)	(0.35)
Fiscal year ended 3-31-2009	10.48	0.31	0.29	0.60	(0.31)	—	(0.31)
Fiscal year ended 3-31-2008	10.15	0.38	0.33	0.71	(0.38)	—	(0.38)
Fiscal year ended 3-31-2007	10.00	0.33	0.15	0.48	(0.33)	—	(0.33)
Fiscal year ended 3-31-2006	10.14	0.30	(0.14)	0.16	(0.30)	—	(0.30)
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.06	0.08[2]	0.26[2]	0.34	(0.09)	—	(0.09)
Fiscal year ended 3-31-2010	10.77	0.22[2]	0.33[2]	0.55	(0.23)	(0.03)	(0.26)
Fiscal year ended 3-31-2009	10.48	0.23	0.29	0.52	(0.23)	—	(0.23)
Fiscal year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Fiscal year ended 3-31-2007	10.00	0.24	0.15	0.39	(0.24)	—	(0.24)
Fiscal year ended 3-31-2006	10.14	0.21	(0.14)	0.07	(0.21)	—	(0.21)
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.06	0.09[2]	0.26[2]	0.35	(0.10)	—	(0.10)
Fiscal year ended 3-31-2010	10.77	0.24[2]	0.33[2]	0.57	(0.25)	(0.03)	(0.28)
Fiscal year ended 3-31-2009	10.48	0.24	0.29	0.53	(0.24)	—	(0.24)
Fiscal year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Fiscal year ended 3-31-2007	10.00	0.24	0.15	0.39	(0.24)	—	(0.24)
Fiscal year ended 3-31-2006	10.14	0.21	(0.14)	0.07	(0.21)	—	(0.21)
Class E Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.06	0.13[2]	0.26[2]	0.39	(0.14)	—	(0.14)
Fiscal year ended 3-31-2010	10.77	0.31[2]	0.34[2]	0.65	(0.33)	(0.03)	(0.36)
Fiscal year ended 3-31-2009	10.48	0.34	0.29	0.63	(0.34)	—	(0.34)
Fiscal year ended 3-31-2008[5]	10.15	0.40	0.33	0.73	(0.40)	—	(0.40)
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.06	0.14[2]	0.26[2]	0.40	(0.15)	—	(0.15)
Fiscal year ended 3-31-2010	10.77	0.35[2]	0.33[2]	0.68	(0.36)	(0.03)	(0.39)
Fiscal year ended 3-31-2009	10.48	0.35	0.29	0.64	(0.35)	—	(0.35)
Fiscal year ended 3-31-2008[5]	10.15	0.49	0.33	0.82	(0.49)	—	(0.49)
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.06	0.13[2]	0.26[2]	0.39	(0.14)	—	(0.14)
Fiscal year ended 3-31-2010	10.77	0.32[2]	0.33[2]	0.65	(0.33)	(0.03)	(0.36)
Fiscal year ended 3-31-2009	10.48	0.32	0.29	0.61	(0.32)	—	(0.32)
Fiscal year ended 3-31-2008	10.15	0.39	0.33	0.72	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.00	0.34	0.15	0.49	(0.34)	—	(0.34)
Fiscal year ended 3-31-2006	10.14	0.31	(0.14)	0.17	(0.31)	—	(0.31)

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$11.31	3.54%[3]	$777	0.94%[4]	2.28%[4]	—%	—%	22%
Fiscal year ended 3-31-2010	11.06	6.03[3]	570	1.00	2.84	—	—	33
Fiscal year ended 3-31-2009	10.77	5.89[3]	289	0.91	2.89	1.06	2.74	20
Fiscal year ended 3-31-2008	10.48	7.13[3]	72	1.19	3.70	1.27	3.62	86
Fiscal year ended 3-31-2007	10.15	4.89[3]	35	1.33	3.30	—	—	41
Fiscal year ended 3-31-2006	10.00	1.59[3]	33	1.31	2.98	—	—	28
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	11.31	3.11	27	1.76[4]	1.46[4]	—	—	22
Fiscal year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Fiscal year ended 3-31-2009	10.77	5.04	20	1.73	2.08	1.88	1.93	20
Fiscal year ended 3-31-2008	10.48	6.21	6	2.07	2.83	2.15	2.75	86
Fiscal year ended 3-31-2007	10.15	3.94	5	2.23	2.39	—	—	41
Fiscal year ended 3-31-2006	10.00	0.68	5	2.22	2.06	—	—	28
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	11.31	3.17	267	1.65[4]	1.58[4]	—	—	22
Fiscal year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Fiscal year ended 3-31-2009	10.77	5.11	157	1.59	2.12	1.74	1.97	20
Fiscal year ended 3-31-2008	10.48	6.19	15	2.09	2.81	2.17	2.73	86
Fiscal year ended 3-31-2007	10.15	3.98	12	2.20	2.42	—	—	41
Fiscal year ended 3-31-2006	10.00	0.73	13	2.17	2.12	—	—	28
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	11.31	3.49[3]	1	1.00[4]	2.15[4]	1.21[4]	1.94[4]	22
Fiscal year ended 3-31-2010	11.06	6.07[3]	—*	0.98	2.78	—	—	33
Fiscal year ended 3-31-2009	10.77	6.15[3]	—*	0.73	3.21	0.88	3.06	20
Fiscal year ended 3-31-2008[5]	10.48	7.31[3]	—*	0.98[4]	3.93[4]	1.06[4]	3.85[4]	86[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	11.31	3.67	66	0.69[4]	2.50[4]	—	—	22
Fiscal year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Fiscal year ended 3-31-2009	10.77	6.26	6	0.57	3.22	0.72	3.07	20
Fiscal year ended 3-31-2008[5]	10.48	8.31	—*	0.89[4]	4.02[4]	0.97[4]	3.94[4]	86[6]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	11.31	3.55	73	0.94[4]	2.29[4]	0.94[4]	2.29[4]	22
Fiscal year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33
Fiscal year ended 3-31-2009	10.77	5.95	37	0.86	2.89	1.01	2.74	20
Fiscal year ended 3-31-2008	10.48	7.25	2	1.09	3.79	1.17	3.71	86
Fiscal year ended 3-31-2007	10.15	5.06	1	1.17	3.44	—	—	41
Fiscal year ended 3-31-2006	10.00	1.72	2	1.19	3.10	—	—	28

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$ 7.80	$(0.02)[2]	$ 0.48[2]	$ 0.46	$ —	$ —	$ —
Fiscal year ended 3-31-2010	4.90	(0.03)[2]	2.94[2]	2.91	—*	—	(0.01)
Fiscal year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—
Fiscal year ended 3-31-2008[5]	10.00	0.47[2]	(0.15)[2]	0.32	(0.51)	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	7.71	(0.06)[2]	0.48[2]	0.42	—	—	—
Fiscal year ended 3-31-2010	4.86	(0.08)[2]	2.93[2]	2.85	—	—	—
Fiscal year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—
Fiscal year ended 3-31-2008[5]	10.00	0.44[2]	(0.21)[2]	0.23	(0.45)	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	7.73	(0.05)[2]	0.48[2]	0.43	—	—	—*
Fiscal year ended 3-31-2010	4.87	(0.07)[2]	2.93[2]	2.86	—*	—	—*
Fiscal year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—
Fiscal year ended 3-31-2008[5]	10.00	0.45[2]	(0.21)[2]	0.24	(0.45)	—	—
Class E Shares[6]							
Six-month period ended 9-30-2010 (unaudited)	7.81	(0.02)[2]	0.49[2]	0.47	—	—	—
Fiscal year ended 3-31-2010	4.91	(0.01)[2]	2.93[2]	2.92	(0.01)	—	(0.01)
Fiscal year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—
Fiscal year ended 3-31-2008[5]	10.00	0.49[2]	(0.16)[2]	0.33	(0.52)	—	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	7.84	(0.01)[2]	0.49[2]	0.48	—	—	—
Fiscal year ended 3-31-2010	4.92	(0.01)[2]	2.95[2]	2.94	—*	—	(0.02)
Fiscal year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—
Fiscal year ended 3-31-2008[5]	10.00	0.52[2]	(0.16)[2]	0.36	(0.54)	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	7.81	(0.02)[2]	0.49[2]	0.47	—	—	—
Fiscal year ended 3-31-2010	4.91	(0.01)[2]	2.92[2]	2.91	—*	—	(0.01)
Fiscal year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—
Fiscal year ended 3-31-2008[5]	10.00	0.49[2]	(0.16)[2]	0.33	(0.52)	—	—

 *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)Class is closed to investment.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$8.26	5.90%[3]	$80	0.63%[4]	−0.63%[4]	—%	—%	4%
Fiscal year ended 3-31-2010	(0.01)	7.80	59.43[3]	75	0.66	−0.21	—	—	13
Fiscal year ended 3-31-2009	(0.64)	4.90	−43.93[3]	39	0.72	2.51	—	—	25
Fiscal year ended 3-31-2008[5]	(0.51)	9.81	2.67[3]	54	0.88[4]	6.52[4]	0.89[4]	6.51[4]	—*
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.13	5.45	2	1.52[4]	−1.52[4]	—	—	4
Fiscal year ended 3-31-2010	—	7.71	58.64	2	1.60	−1.14	—	—	13
Fiscal year ended 3-31-2009	(0.58)	4.86	−44.75	1	1.70	1.53	—	—	25
Fiscal year ended 3-31-2008[5]	(0.45)	9.78	1.87	1	1.77[4]	5.43[4]	1.78[4]	5.42[4]	—*
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.16	5.56	2	1.43[4]	−1.43[4]	—	—	4
Fiscal year ended 3-31-2010	—*	7.73	58.76	2	1.43	−0.97	—	—	13
Fiscal year ended 3-31-2009	(0.59)	4.87	−44.59	1	1.52	1.53	—	—	25
Fiscal year ended 3-31-2008[5]	(0.45)	9.79	1.90	3	1.65[4]	6.18[4]	1.66[4]	6.17[4]	—*
Class E Shares[6]									
Six-month period ended 9-30-2010 (unaudited)	—	8.28	6.02[3]	—*	0.49[4]	−0.49[4]	—	—	4
Fiscal year ended 3-31-2010	(0.02)	7.81	59.40[3]	—*	0.49	−0.06	—	—	13
Fiscal year ended 3-31-2009	(0.65)	4.91	−43.74[3]	—*	0.53	2.49	—	—	25
Fiscal year ended 3-31-2008[5]	(0.52)	9.81	2.79[3]	—*	0.79[4]	4.44[4]	0.80[4]	4.43[4]	—*
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.32	6.12	—*	0.24[4]	−0.24[4]	—	—	4
Fiscal year ended 3-31-2010	(0.02)	7.84	59.76	—*	0.23	0.20	—	—	13
Fiscal year ended 3-31-2009	(0.66)	4.92	−43.56	—*	0.27	2.73	—	—	25
Fiscal year ended 3-31-2008[5]	(0.54)	9.82	3.07	—*	0.55[4]	4.67[4]	0.56[4]	4.66[4]	—*
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.28	6.02	—*	0.61[4]	−0.61[4]	—	—	4
Fiscal year ended 3-31-2010	(0.01)	7.81	59.32	—*	0.55	0.05	—	—	13
Fiscal year ended 3-31-2009	(0.64)	4.91	−43.84	—*	0.73	2.45	—	—	25
Fiscal year ended 3-31-2008[5]	(0.52)	9.81	2.77	—*	0.81[4]	4.76[4]	0.82[4]	4.75[4]	—*

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$ 8.44	$(0.02)[2]	$ 0.38[2]	$ 0.36	$ —	$ —	$ —
Fiscal year ended 3-31-2010	5.62	0.01[2]	2.85[2]	2.86	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[5]	10.00	0.35[2]	0.04[2]	0.39	(0.33)	—	—
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.38	(0.06)[2]	0.38[2]	0.32	—	—	—
Fiscal year ended 3-31-2010	5.59	(0.04)[2]	2.83[2]	2.79	—	—	—
Fiscal year ended 3-31-2009	10.04	0.16[2]	(4.23)[2]	(4.07)	(0.21)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[5]	10.00	0.33[2]	(0.02)[2]	0.31	(0.27)	—	—
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.40	(0.05)[2]	0.37[2]	0.32	—	—	—
Fiscal year ended 3-31-2010	5.59	(0.03)[2]	2.84[2]	2.81	—	—	—
Fiscal year ended 3-31-2009	10.04	0.15[2]	(4.22)[2]	(4.07)	(0.21)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[5]	10.00	0.30[2]	0.02[2]	0.32	(0.28)	—	—
Class E Shares[6]							
Six-month period ended							
9-30-2010 (unaudited)	8.45	(0.02)[2]	0.37[2]	0.35	—	—	—
Fiscal year ended 3-31-2010	5.62	0.01[2]	2.86[2]	2.87	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)
Fiscal year ended 3-31-2008[5]	10.00	0.38[2]	0.02[2]	0.40	(0.34)	—	—
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.46	(0.01)[2]	0.37[2]	0.36	—	—	—
Fiscal year ended 3-31-2010	5.63	0.02[2]	2.87[2]	2.89	(0.03)	—	(0.03)
Fiscal year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[5]	10.00	0.41[2]	0.02[2]	0.43	(0.36)	—	—
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.43	(0.02)[2]	0.37[2]	0.35	—	—	—
Fiscal year ended 3-31-2010	5.61	0.01[2]	2.85[2]	2.86	(0.02)	—	(0.02)
Fiscal year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)
Fiscal year ended 3-31-2008[5]	10.00	0.37[2]	0.03[2]	0.40	(0.34)	—	—

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)Class is closed to investment.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares									
Six-month period ended 9-30-2010 (unaudited)	$ —	$ 8.80	4.27%[3]	$ 161	0.52%[4]	−0.52%[4]	—%	—%	22%
Fiscal year ended 3-31-2010	(0.04)	8.44	50.82[3]	152	0.55	0.30	—	—	9
Fiscal year ended 3-31-2009	(0.44)	5.62	−40.20[3]	84	0.57	2.85	—	—	16
Fiscal year ended 3-31-2008[5]	(0.33)	10.06	3.75[3]	100	0.67[4]	4.67[4]	0.68[4]	4.66[4]	—
Class B Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.70	3.82	3	1.37[4]	−1.37[4]	—	—	22
Fiscal year ended 3-31-2010	—	8.38	49.91	4	1.43	−0.58	—	—	9
Fiscal year ended 3-31-2009	(0.38)	5.59	−40.93	3	1.41	1.92	—	—	16
Fiscal year ended 3-31-2008[5]	(0.27)	10.04	2.98	4	1.48[4]	4.05[4]	1.49[4]	4.04[4]	—
Class C Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.72	3.81	5	1.27[4]	−1.27[4]	—	—	22
Fiscal year ended 3-31-2010	—	8.40	50.27	5	1.32	−0.46	—	—	9
Fiscal year ended 3-31-2009	(0.38)	5.59	−40.91	3	1.35	2.19	—	—	16
Fiscal year ended 3-31-2008[5]	(0.28)	10.04	3.05	4	1.44[4]	3.70[4]	1.45[4]	3.69[4]	—
Class E Shares[6]									
Six-month period ended 9-30-2010 (unaudited)	—	8.80	4.14[3]	—*	0.42[4]	−0.42[4]	—	—	22
Fiscal year ended 3-31-2010	(0.04)	8.45	51.16[3]	—*	0.42	0.41	—	—	9
Fiscal year ended 3-31-2009	(0.44)	5.62	−40.12[3]	—*	0.45	2.83	—	—	16
Fiscal year ended 3-31-2008[5]	(0.34)	10.06	3.82[3]	—*	0.60[4]	3.57[4]	0.61[4]	3.56[4]	—
Class I Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.82	4.26	—*	0.17[4]	−0.17[4]	—	—	22
Fiscal year ended 3-31-2010	(0.06)	8.46	51.31	—*	0.16	0.66	—	—	9
Fiscal year ended 3-31-2009	(0.47)	5.63	−39.86	—*	0.18	3.08	—	—	16
Fiscal year ended 3-31-2008[5]	(0.36)	10.07	4.10	—*	0.36[4]	3.81[4]	0.37[4]	3.80[4]	—
Class Y Shares									
Six-month period ended 9-30-2010 (unaudited)	—	8.78	4.15	—*	0.52[4]	−0.52[4]	0.55[4]	−0.55[4]	22
Fiscal year ended 3-31-2010	(0.04)	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Fiscal year ended 3-31-2009	(0.45)	5.61	−40.21	—*	0.59	2.56	0.60	2.55	16
Fiscal year ended 3-31-2008[5]	(0.34)	10.06	3.81	—*	0.64[4]	3.83[4]	0.65[4]	3.82[4]	—

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$15.78	$(0.14)[2]	$ 0.58[2]	$ 0.44	$ —	$ —	$ —
Fiscal year ended 3-31-2010	9.77	(0.29)[2]	6.69[2]	6.40	—	(0.39)	(0.39)
Fiscal year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	15.63	(0.26)[2]	0.57[2]	0.31	—	—	—
Fiscal year ended 3-31-2010	9.76	(0.51)[2]	6.66[2]	6.15	—	(0.28)	(0.28)
Fiscal year ended 3-31-2009[5]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	15.69	(0.21)[2]	0.57[2]	0.36	—	—	—
Fiscal year ended 3-31-2010	9.76	(0.44)[2]	6.68[2]	6.24	—	(0.31)	(0.31)
Fiscal year ended 3-31-2009[5]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	15.79	(0.11)[2]	0.58[2]	0.47	—	—	—
Fiscal year ended 3-31-2010	9.77	(0.24)[2]	6.68[2]	6.44	—	(0.42)	(0.42)
Fiscal year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	15.70	(0.13)[2]	0.58[2]	0.45	—	—	—
Fiscal year ended 3-31-2010	9.77	(0.31)[2]	6.63[2]	6.32	—	(0.39)	(0.39)
Fiscal year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

  *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$16.22	2.79%[3]	$46	1.95%[4]	–1.86%[4]	2.07%[4]	–1.98%[4]	37%
Fiscal year ended 3-31-2010	15.78	66.16[3]	28	2.17	–2.08	2.79	–2.70	94
Fiscal year ended 3-31-2009[5]	9.77	–2.30[3]	3	2.55[4]	–2.38[4]	—	—	5
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	15.94	1.98	1	3.57[4]	–3.48[4]	—	—	37
Fiscal year ended 3-31-2010	15.63	63.49	—*	3.91	–3.82	4.13	–4.04	94
Fiscal year ended 3-31-2009[5]	9.76	–2.40	—*	3.49[4]	–3.32[4]	—	—	5
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	16.05	2.30	2	2.83[4]	–2.74[4]	—	—	37
Fiscal year ended 3-31-2010	15.69	64.45	1	3.29	–3.19	3.51	–3.41	94
Fiscal year ended 3-31-2009[5]	9.76	–2.40	—*	3.24[4]	–3.07[4]	—	—	5
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	16.26	2.98	1	1.57[4]	–1.48[4]	—	—	37
Fiscal year ended 3-31-2010	15.79	66.68	—*	1.89	–1.79	2.23	–2.13	94
Fiscal year ended 3-31-2009[5]	9.77	–2.30	—*	1.97[4]	–1.80[4]	—	—	5
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	16.15	2.87	—*	1.83[4]	–1.71[4]	—	—	37
Fiscal year ended 3-31-2010	15.70	65.38	—*	2.35	–2.27	2.57	–2.49	94
Fiscal year ended 3-31-2009[5]	9.77	–2.30	—*	2.21[4]	–2.03[4]	—	—	5

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$13.95	$(0.03)[2]	$ 0.95[2]	$ 0.92	$ —	$ —	$ —
Fiscal year ended 3-31-2010	8.57	(0.06)[2]	5.44[2]	5.38	—	—	—
Fiscal year ended 3-31-2009	12.77	(0.05)	(4.15)	(4.20)	—	—	—
Fiscal year ended 3-31-2008	13.07	(0.09)	(0.21)	(0.30)	—	—	—
Fiscal year ended 3-31-2007	12.59	(0.06)	0.54	0.48	—	—	—
Fiscal year ended 3-31-2006	9.99	(0.04)	2.64	2.60	—	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	12.58	(0.09)[2]	0.85[2]	0.76	—	—	—
Fiscal year ended 3-31-2010	7.81	(0.16)[2]	4.93[2]	4.77	—	—	—
Fiscal year ended 3-31-2009	11.79	(0.17)[2]	(3.81)[2]	(3.98)	—	—	—
Fiscal year ended 3-31-2008	12.18	(0.30)	(0.09)	(0.39)	—	—	—
Fiscal year ended 3-31-2007	11.85	(0.23)	0.56	0.33	—	—	—
Fiscal year ended 3-31-2006	9.50	(0.18)	2.53	2.35	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	13.04	(0.07)[2]	0.88[2]	0.81	—	—	—
Fiscal year ended 3-31-2010	8.06	(0.14)[2]	5.12[2]	4.98	—	—	—
Fiscal year ended 3-31-2009	12.09	(0.19)	(3.84)	(4.03)	—	—	—
Fiscal year ended 3-31-2008	12.48	(0.25)	(0.14)	(0.39)	—	—	—
Fiscal year ended 3-31-2007	12.10	(0.19)	0.57	0.38	—	—	—
Fiscal year ended 3-31-2006	9.67	(0.12)	2.55	2.43	—	—	—
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	13.81	(0.03)[2]	0.94[2]	0.91	—	—	—
Fiscal year ended 3-31-2010	8.48	(0.05)[2]	5.38[2]	5.33	—	—	—
Fiscal year ended 3-31-2009	12.68	(0.06)	(4.14)	(4.20)	—	—	—
Fiscal year ended 3-31-2008[5]	13.13	(0.22)[2]	(0.23)[2]	(0.45)	—	—	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	14.42	0.00[2]	0.99[2]	0.99	—	—	—
Fiscal year ended 3-31-2010	8.81	0.00[2]	5.61[2]	5.61	—	—	—
Fiscal year ended 3-31-2009	13.07	0.00	(4.26)	(4.26)	—	—	—
Fiscal year ended 3-31-2008[5]	13.28	(0.03)[2]	(0.18)[2]	(0.21)	—	—	—
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	13.90	(0.04)[2]	0.95[2]	0.91	—	—	—
Fiscal year ended 3-31-2010	8.54	(0.07)[2]	5.43[2]	5.36	—	—	—
Fiscal year ended 3-31-2009	12.73	(0.06)	(4.13)	(4.19)	—	—	—
Fiscal year ended 3-31-2008	13.05	(0.10)	(0.22)	(0.32)	—	—	—
Fiscal year ended 3-31-2007	12.58	(0.07)	0.54	0.47	—	—	—
Fiscal year ended 3-31-2006[7]	11.77	0.02	0.79	0.81	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	14.29	(0.01)[2]	0.98[2]	0.97	—	—	—
Fiscal year ended 3-31-2010	8.74	(0.01)[2]	5.56[2]	5.55	—	—	—
Fiscal year ended 3-31-2009	12.97	(0.01)	(4.22)	(4.23)	—	—	—
Fiscal year ended 3-31-2008	13.23	(0.07)	(0.19)	(0.26)	—	—	—
Fiscal year ended 3-31-2007	12.70	(0.03)	0.56	0.53	—	—	—
Fiscal year ended 3-31-2006	10.04	0.05[2]	2.61[2]	2.66	—	—	—

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$14.87	6.60%[3]	$209	1.57%[4]	–0.48%[4]	—%	—%	19%
Fiscal year ended 3-31-2010	13.95	62.78[3]	162	1.65	–0.51	1.67	–0.53	40
Fiscal year ended 3-31-2009	8.57	–32.89[3]	75	1.65	–0.39	1.78	–0.52	49
Fiscal year ended 3-31-2008	12.77	–2.37[3]	108	1.60	–0.67	—	—	42
Fiscal year ended 3-31-2007	13.07	3.89[3]	104	1.59	–0.48	—	—	25
Fiscal year ended 3-31-2006	12.59	26.03[3]	105	1.62	–0.30	—	—	28
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	13.34	6.04	7	2.57[4]	–1.47[4]	—	—	19
Fiscal year ended 3-31-2010	12.58	61.08	7	2.68	–1.53	—	—	40
Fiscal year ended 3-31-2009	7.81	–33.76	4	2.92	–1.69	—	—	49
Fiscal year ended 3-31-2008	11.79	–3.20	9	2.56	–1.62	—	—	42
Fiscal year ended 3-31-2007	12.18	2.79	11	2.62	–1.52	—	—	25
Fiscal year ended 3-31-2006	11.85	24.74	12	2.70	–1.43	—	—	28
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	13.85	6.21	28	2.23[4]	–1.13[4]	—	—	19
Fiscal year ended 3-31-2010	13.04	61.79	17	2.35	–1.21	2.38	–1.24	40
Fiscal year ended 3-31-2009	8.06	–33.33	6	2.35	–1.10	2.59	–1.34	49
Fiscal year ended 3-31-2008	12.09	–3.13	10	2.35	–1.41	2.38	–1.44	42
Fiscal year ended 3-31-2007	12.48	3.14	12	2.35	–1.25	2.42	–1.32	25
Fiscal year ended 3-31-2006	12.10	25.13	14	2.35	–1.09	2.40	–1.14	28
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	14.72	6.59[3]	2	1.60[4]	–0.50[4]	2.22[4]	–1.12[4]	19
Fiscal year ended 3-31-2010	13.81	62.85[3]	1	1.60	–0.46	2.60	–1.46	40
Fiscal year ended 3-31-2009	8.48	–33.12[3]	—*	1.99	–0.71	3.12	–1.84	49
Fiscal year ended 3-31-2008[5]	12.68	–3.43[3]	—*	2.52[4]	–1.61[4]	—	—	42[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	15.41	6.87	15	1.12[4]	–0.02[4]	—	—	19
Fiscal year ended 3-31-2010	14.42	63.68	6	1.14	–0.03	—	—	40
Fiscal year ended 3-31-2009	8.81	–32.59	—*	1.17	0.09	—	—	49
Fiscal year ended 3-31-2008[5]	13.07	–1.58	1	1.17[4]	–0.23[4]	—	—	42[6]
Class R Shares								
Six-month period ended 9-30-2010 (unaudited)	14.81	6.55	9	1.65[4]	–0.55[4]	—	—	19
Fiscal year ended 3-31-2010	13.90	62.76	4	1.67	–0.57	—	—	40
Fiscal year ended 3-31-2009	8.54	–32.91	—*	1.72	–0.45	—	—	49
Fiscal year ended 3-31-2008	12.73	–2.45	—*	1.68	–0.75	—	—	42
Fiscal year ended 3-31-2007	13.05	3.74	—*	1.71	–0.59	—	—	25
Fiscal year ended 3-31-2006[7]	12.58	6.68	—*	1.75[4]	0.73[4]	—	—	28[8]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	15.26	6.79	94	1.25[4]	–0.16[4]	1.37[4]	–0.28[4]	19
Fiscal year ended 3-31-2010	14.29	63.50	54	1.25	–0.11	1.38	–0.24	40
Fiscal year ended 3-31-2009	8.74	–32.61	9	1.25	0.00	1.40	–0.15	49
Fiscal year ended 3-31-2008	12.97	–1.97	12	1.25	–0.33	1.40	–0.48	42
Fiscal year ended 3-31-2007	13.23	4.17	10	1.25	–0.15	1.42	–0.32	25
Fiscal year ended 3-31-2006	12.70	26.50	9	1.25	0.43	1.43	0.25	28

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(8)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$ 1.00	$0.00[2]	$ 0.00[2]	$0.00	$ —*	$ —	$ —*
Fiscal year ended 3-31-2010	1.00	0.01[2]	0.00[2]	0.01	(0.01)	—*	(0.01)
Fiscal year ended 3-31-2009	1.00	0.02[2]	0.00[2]	0.02	(0.02)	—	(0.02)
Fiscal year ended 3-31-2008	1.00	0.04[2]	0.00[2]	0.04	(0.04)	—	(0.04)
Fiscal year ended 3-31-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 3-31-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class B Shares[4]							
Six-month period ended							
9-30-2010 (unaudited)	1.00	0.00[2]	0.00[2]	0.00	—*	—	—*
Fiscal year ended 3-31-2010	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 3-31-2009	1.00	0.01[2]	0.00[2]	0.01	(0.01)	—	(0.01)
Fiscal year ended 3-31-2008	1.00	0.03[2]	0.00[2]	0.03	(0.03)	—	(0.03)
Fiscal year ended 3-31-2007	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 3-31-2006	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class C Shares[4]							
Six-month period ended							
9-30-2010 (unaudited)	1.00	0.00[2]	0.00[2]	0.00	—*	—	—*
Fiscal year ended 3-31-2010	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 3-31-2009	1.00	0.01[2]	0.00[2]	0.01	(0.01)	—	(0.01)
Fiscal year ended 3-31-2008	1.00	0.03[2]	0.00[2]	0.03	(0.03)	—	(0.03)
Fiscal year ended 3-31-2007	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 3-31-2006	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class E Shares							
Six-month period ended							
9-30-2010 (unaudited)	1.00	0.00[2]	0.00[2]	0.00	—*	—	—*
Fiscal year ended 3-31-2010	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 3-31-2009	1.00	0.01[2]	0.00[2]	0.01	(0.01)	—	(0.01)
Fiscal year ended 3-31-2008[5]	1.00	0.04[2]	0.00[2]	0.04	(0.04)	—	(0.04)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Annualized.

(4)These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$1.00	0.01%	$184	0.48%[3]	0.02%[3]	0.67%[3]	−0.17%[3]
Fiscal year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Fiscal year ended 3-31-2009	1.00	1.65	219	0.73	1.51	—	—
Fiscal year ended 3-31-2008	1.00	4.19	91	0.88	4.02	—	—
Fiscal year ended 3-31-2007	1.00	4.44	59	0.88	4.38	0.98	4.28
Fiscal year ended 3-31-2006	1.00	2.87	44	0.91	2.87	1.06	2.72
Class B Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	1.00	0.01	9	0.48[3]	0.02[3]	1.75[3]	−1.25[3]
Fiscal year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	−0.52
Fiscal year ended 3-31-2009	1.00	0.74	19	1.61	0.58	1.70	0.49
Fiscal year ended 3-31-2008	1.00	3.25	7	1.80	3.01	—	—
Fiscal year ended 3-31-2007	1.00	3.44	4	1.86	3.43	—	—
Fiscal year ended 3-31-2006	1.00	1.82	2	1.95	1.86	—	—
Class C Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	1.00	0.01	44	0.48[3]	0.02[3]	1.68[3]	−1.18[3]
Fiscal year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	−0.43
Fiscal year ended 3-31-2009	1.00	0.78	91	1.58	0.58	1.63	0.53
Fiscal year ended 3-31-2008	1.00	3.31	18	1.73	3.03	—	—
Fiscal year ended 3-31-2007	1.00	3.45	6	1.84	3.45	—	—
Fiscal year ended 3-31-2006	1.00	1.83	3	1.94	1.75	—	—
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	1.00	0.01	4	0.48[3]	0.02[3]	0.79[3]	−0.29[3]
Fiscal year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48
Fiscal year ended 3-31-2009	1.00	1.51	5	0.88	1.31	—	—
Fiscal year ended 3-31-2008[5]	1.00	4.07	1	0.93[3]	3.77[3]	—	—

See Accompanying Notes to Financial Statements.

IVY MORTGAGE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$ 8.28	$ 0.02[2]	$ 0.31[2]	$ 0.33	$(0.16)	$ —	$(0.16)
Fiscal year ended 3-31-2010	7.73	0.29[2]	0.64[2]	0.93	(0.38)	—	(0.38)
Fiscal year ended 3-31-2009	9.62	0.35	(1.77)	(1.42)	(0.47)	—	(0.47)
Fiscal year ended 3-31-2008	10.59	0.49	(0.97)	(0.48)	(0.49)	—	(0.49)
Fiscal year ended 3-31-2007	10.44	0.51	0.15	0.66	(0.51)	—	(0.51)
Fiscal year ended 3-31-2006	10.68	0.48	(0.24)	0.24	(0.48)	—	(0.48)
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.28	(0.03)[2]	0.31[2]	0.28	(0.11)	—	(0.11)
Fiscal year ended 3-31-2010	7.73	0.22[2]	0.63[2]	0.85	(0.30)	—	(0.30)
Fiscal year ended 3-31-2009	9.62	0.26	(1.77)	(1.51)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.59	0.39	(0.97)	(0.58)	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.44	0.40	0.15	0.55	(0.40)	—	(0.40)
Fiscal year ended 3-31-2006	10.68	0.36	(0.24)	0.12	(0.36)	—	(0.36)
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.28	(0.01)[2]	0.31[2]	0.30	(0.13)	—	(0.13)
Fiscal year ended 3-31-2010	7.73	0.25[2]	0.63[2]	0.88	(0.33)	—	(0.33)
Fiscal year ended 3-31-2009	9.62	0.29	(1.77)	(1.48)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2008	10.59	0.41	(0.97)	(0.56)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2007	10.44	0.42	0.15	0.57	(0.42)	—	(0.42)
Fiscal year ended 3-31-2006	10.68	0.38	(0.24)	0.14	(0.38)	—	(0.38)
Class E Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.28	0.03[2]	0.31[2]	0.34	(0.17)	—	(0.17)
Fiscal year ended 3-31-2010	7.73	0.32[2]	0.64[2]	0.96	(0.41)	—	(0.41)
Fiscal year ended 3-31-2009	9.62	0.34	(1.77)	(1.43)	(0.46)	—	(0.46)
Fiscal year ended 3-31-2008[5]	10.59	0.44	(0.97)	(0.53)	(0.44)	—	(0.44)
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.28	0.04[2]	0.31[2]	0.35	(0.18)	—	(0.18)
Fiscal year ended 3-31-2010	7.73	0.34[2]	0.64[2]	0.98	(0.43)	—	(0.43)
Fiscal year ended 3-31-2009	9.62	0.40	(1.77)	(1.37)	(0.52)	—	(0.52)
Fiscal year ended 3-31-2008[5]	10.59	0.57	(0.97)	(0.40)	(0.57)	—	(0.57)
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	8.28	0.03[2]	0.31[2]	0.34	(0.17)	—	(0.17)
Fiscal year ended 3-31-2010	7.73	0.36[2]	0.60[2]	0.96	(0.41)	—	(0.41)
Fiscal year ended 3-31-2009	9.62	0.38	(1.77)	(1.39)	(0.50)	—	(0.50)
Fiscal year ended 3-31-2008	10.59	0.51	(0.97)	(0.46)	(0.51)	—	(0.51)
Fiscal year ended 3-31-2007	10.44	0.52	0.15	0.67	(0.52)	—	(0.52)
Fiscal year ended 3-31-2006	10.68	0.48	(0.24)	0.24	(0.48)	—	(0.48)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2010 (unaudited)	$ 8.45	3.96%[3]	$101	1.37%[4]	0.30%[4]	—%	—%	165%
Fiscal year ended 3-31-2010	8.28	12.37[3]	130	1.41	3.73	—	—	268
Fiscal year ended 3-31-2009	7.73	−15.15[3]	132	1.29	4.32	—	—	149
Fiscal year ended 3-31-2008	9.62	−4.69[3]	256	1.14	4.80	—	—	98
Fiscal year ended 3-31-2007	10.59	6.52[3]	278	1.14	4.90	—	—	121
Fiscal year ended 3-31-2006	10.44	2.24[3]	243	1.05	4.51	1.16	4.40	154
Class B Shares								
Six-month period ended								
9-30-2010 (unaudited)	8.45	3.42	3	2.40[4]	−0.72[4]	—	—	165
Fiscal year ended 3-31-2010	8.28	11.14	4	2.55	2.75	—	—	268
Fiscal year ended 3-31-2009	7.73	−16.06	5	2.33	3.39	—	—	149
Fiscal year ended 3-31-2008	9.62	−5.62	11	2.11	3.82	—	—	98
Fiscal year ended 3-31-2007	10.59	5.45	12	2.16	3.88	—	—	121
Fiscal year ended 3-31-2006	10.44	1.12	11	2.16	3.41	—	—	154
Class C Shares								
Six-month period ended								
9-30-2010 (unaudited)	8.45	3.59	7	2.05[4]	−0.37[4]	—	—	165
Fiscal year ended 3-31-2010	8.28	11.58	6	2.15	3.18	—	—	268
Fiscal year ended 3-31-2009	7.73	−15.77	8	2.02	3.64	—	—	149
Fiscal year ended 3-31-2008	9.62	−5.43	17	1.92	4.02	—	—	98
Fiscal year ended 3-31-2007	10.59	5.69	19	1.93	4.11	—	—	121
Fiscal year ended 3-31-2006	10.44	1.34	19	1.93	3.63	—	—	154
Class E Shares								
Six-month period ended								
9-30-2010 (unaudited)	8.45	4.07[3]	—*	1.14[4]	0.55[4]	1.97[4]	−0.28[4]	165
Fiscal year ended 3-31-2010	8.28	12.68[3]	—*	1.14	3.95	2.07	3.02	268
Fiscal year ended 3-31-2009	7.73	−15.21[3]	—*	1.38	3.87	1.94	3.31	149
Fiscal year ended 3-31-2008[5]	9.62	−5.20[3]	—*	1.73[4]	4.20[4]	—	—	98[6]
Class I Shares								
Six-month period ended								
9-30-2010 (unaudited)	8.45	4.22	1	0.85[4]	0.83[4]	—	—	165
Fiscal year ended 3-31-2010	8.28	13.00	1	0.87	4.11	—	—	268
Fiscal year ended 3-31-2009	7.73	−14.70	—*	0.79	4.52	—	—	149
Fiscal year ended 3-31-2008[5]	9.62	−4.05	—*	0.78[4]	5.15[4]	—	—	98[6]
Class Y Shares								
Six-month period ended								
9-30-2010 (unaudited)	8.45	4.08	1	1.12[4]	0.56[4]	—	—	165
Fiscal year ended 3-31-2010	8.28	12.76	1	1.10	4.72	—	—	268
Fiscal year ended 3-31-2009	7.73	−14.91	3	1.02	4.73	—	—	149
Fiscal year ended 3-31-2008	9.62	−4.57	9	1.01	4.93	—	—	98
Fiscal year ended 3-31-2007	10.59	6.66	13	1.00	5.04	—	—	121
Fiscal year ended 3-31-2006	10.44	2.26	7	1.03	4.53	—	—	154

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2010 (unaudited)	$11.16	$0.22[2]	$ 0.48[2]	$ 0.70	$(0.22)	$ —	$(0.22)
Fiscal year ended 3-31-2010	10.41	0.45[2]	0.75[2]	1.20	(0.45)	—	(0.45)
Fiscal year ended 3-31-2009	10.80	0.39[2]	(0.39)[2]	0.00	(0.39)	—	(0.39)
Fiscal year ended 3-31-2008	11.12	0.39[2]	(0.32)[2]	0.07	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	11.04	0.41[2]	0.08[2]	0.49	(0.41)	—	(0.41)
Fiscal year ended 3-31-2006	11.13	0.42	(0.09)	0.33	(0.42)	—	(0.42)
Class B Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.16	0.17[2]	0.48[2]	0.65	(0.17)	—	(0.17)
Fiscal year ended 3-31-2010	10.41	0.36[2]	0.75[2]	1.11	(0.36)	—	(0.36)
Fiscal year ended 3-31-2009	10.80	0.31[2]	(0.39)[2]	(0.08)	(0.31)	—	(0.31)
Fiscal year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Fiscal year ended 3-31-2007	11.04	0.32	0.08	0.40	(0.32)	—	(0.32)
Fiscal year ended 3-31-2006	11.13	0.34	(0.09)	0.25	(0.34)	—	(0.34)
Class C Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.16	0.17[2]	0.48[2]	0.65	(0.17)	—	(0.17)
Fiscal year ended 3-31-2010	10.41	0.37[2]	0.75[2]	1.12	(0.37)	—	(0.37)
Fiscal year ended 3-31-2009	10.80	0.31[2]	(0.39)[2]	(0.08)	(0.31)	—	(0.31)
Fiscal year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Fiscal year ended 3-31-2007	11.04	0.32	0.08	0.40	(0.32)	—	(0.32)
Fiscal year ended 3-31-2006	11.13	0.34	(0.09)	0.25	(0.34)	—	(0.34)
Class I Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.16	0.23[2]	0.48[2]	0.71	(0.23)	—	(0.23)
Fiscal year ended 3-31-2010[5]	11.10	0.19[2]	0.06[2]	0.25	(0.19)	—	(0.19)
Class Y Shares							
Six-month period ended							
9-30-2010 (unaudited)	11.16	0.22[2]	0.48[2]	0.70	(0.22)	—	(0.22)
Fiscal year ended 3-31-2010[7]	11.30	0.22[2]	(0.14)[2]	0.08	(0.22)	—	(0.22)
Fiscal period ended 9–24–2008[8]	10.80	0.14[2]	(0.36)[2]	(0.22)	(0.14)	—	(0.14)
Fiscal year ended 3-31-2008	11.12	0.38[2]	(0.32)[2]	0.06	(0.38)	—	(0.38)
Fiscal year ended 3-31-2007	11.04	0.39[2]	0.08[2]	0.47	(0.39)	—	(0.39)
Fiscal year ended 3-31-2006	11.13	0.42	(0.09)	0.33	(0.42)	—	(0.42)
Fiscal year ended 3-31-2005	11.31	0.37	(0.18)	0.19	(0.37)	—	(0.37)
Fiscal year ended 3-31-2004	11.10	0.35	0.21	0.56	(0.35)	—	(0.35)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(6)For the fiscal year ended March 31, 2010.

(7)For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

(8)For the period from April 1, 2008 through September 24, 2008 when all outstanding Class Y shares were redeemed at the ending net asset value shown.

(9)For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$11.64	6.26%[3]	$64	1.12%[4]	3.70%[4]	—%	—%	3%
Fiscal year ended 3-31-2010	11.16	11.66[3]	46	1.15	4.09	—	—	18
Fiscal year ended 3-31-2009	10.41	0.09[3]	33	1.24	3.76	—	—	26
Fiscal year ended 3-31-2008	10.80	0.69[3]	20	1.26	3.62	1.31	3.57	62
Fiscal year ended 3-31-2007	11.12	4.51[3]	9	1.11	3.67	1.35	3.43	26
Fiscal year ended 3-31-2006	11.04	3.00[3]	6	0.90	3.77	1.33	3.34	20
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	11.64	5.85	2	1.90[4]	2.92[4]	—	—	3
Fiscal year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Fiscal year ended 3-31-2009	10.41	–0.71	2	2.02	2.98	—	—	26
Fiscal year ended 3-31-2008	10.80	–0.13	1	2.08	2.81	2.13	2.76	62
Fiscal year ended 3-31-2007	11.12	3.70	1	1.85	2.92	2.09	2.68	26
Fiscal year ended 3-31-2006	11.04	2.20	1	1.70	2.96	2.13	2.53	20
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	11.64	5.86	27	1.87[4]	2.96[4]	—	—	3
Fiscal year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Fiscal year ended 3-31-2009	10.41	–0.69	22	2.00	3.00	—	—	26
Fiscal year ended 3-31-2008	10.80	–0.14	12	2.08	2.80	2.13	2.75	62
Fiscal year ended 3-31-2007	11.12	3.69	15	1.87	2.90	2.11	2.66	26
Fiscal year ended 3-31-2006	11.04	2.19	16	1.69	2.97	2.12	2.54	20
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	11.64	6.37	1	0.91[4]	3.93[4]	—	—	3
Fiscal year ended 3-31-2010[5]	11.16	2.27	—*	0.91[4]	4.32[4]	—	—	18[6]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	11.64	6.26	1	1.12[4]	3.72[4]	1.16[4]	3.68[4]	3
Fiscal year ended 3-31-2010[7]	11.16	0.68	—*	1.15[4]	4.10[4]	1.17[4]	4.08[4]	18[6]
Fiscal period ended 9–24–2008[8]	10.44	–2.08	—	1.51[4]	3.42[4]	—	—	26[9]
Fiscal year ended 3-31-2008	10.80	0.58	—*	1.38	3.50	1.43	3.45	62
Fiscal year ended 3-31-2007	11.12	4.36	—*	1.23	3.55	1.47	3.31	26
Fiscal year ended 3-31-2006	11.04	2.98	—*	0.92	3.74	1.35	3.31	20
Fiscal year ended 3-31-2005	11.13	1.75	—*	1.22	3.13	1.48	2.87	17
Fiscal year ended 3-31-2004	11.31	5.13	—*	1.44	3.14	—	—	11

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$4.84	$0.11[2]	$ 0.24[2]	$ 0.35	$(0.11)	$ —	$(0.11)
Fiscal year ended 3-31-2010[5]	4.21	0.22[2]	0.63[2]	0.85	(0.21)	(0.01)	(0.22)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	4.84	0.09[2]	0.24[2]	0.33	(0.09)	—	(0.09)
Fiscal year ended 3-31-2010[5]	4.21	0.17[2]	0.64[2]	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	4.84	0.09[2]	0.24[2]	0.33	(0.09)	—	(0.09)
Fiscal year ended 3-31-2010[5]	4.21	0.18[2]	0.63[2]	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	4.84	0.12[2]	0.24[2]	0.36	(0.12)	—	(0.12)
Fiscal year ended 3-31-2010[6]	4.21	0.23[2]	0.63[2]	0.86	(0.22)	(0.01)	(0.23)
Fiscal period ended 5–17–2009[7]	4.48	0.16[2]	(0.27)[2]	(0.11)	(0.16)	—	(0.16)
Fiscal year ended 9–30–2008[7]	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Fiscal year ended 9–30–2007[7]	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Fiscal year ended 9–30–2006[7]	4.98	0.25	0.12	0.37	(0.25)	—	(0.25)
Fiscal year ended 9–30–2005[7]	4.88	0.27	0.10	0.37	(0.27)	—	(0.27)
Fiscal year ended 9–30–2004[7]	4.83	0.27	0.05	0.32	(0.27)	—	(0.27)
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	4.84	0.11[2]	0.24[2]	0.35	(0.11)	—	(0.11)
Fiscal year ended 3-31-2010[5]	4.21	0.15[2]	0.64[2]	0.79	(0.15)	(0.01)	(0.16)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6)The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(8)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$5.08	7.26%[3]	$117	0.95%[4]	4.22%[4]	1.04%[4]	4.13%[4]	1%
Fiscal year ended 3-31-2010[5]	4.84	20.45[3]	25	0.95[4]	5.41[4]	1.68[4]	4.68[4]	14
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	5.08	6.81	3	1.73[4]	3.51[4]	1.78[4]	3.45[4]	1
Fiscal year ended 3-31-2010[5]	4.84	19.59	2	1.72[4]	4.52[4]	2.38[4]	3.86[4]	14
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	5.08	6.79	53	1.72[4]	3.44[4]	1.77[4]	3.39[4]	1
Fiscal year ended 3-31-2010[5]	4.84	19.55	8	1.76[4]	4.54[4]	2.42[4]	3.88[4]	14
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	5.08	7.41	83	0.70[4]	4.54[4]	0.86[4]	4.28[4]	1
Fiscal year ended 3-31-2010[6]	4.84	20.68	8	0.70[4]	5.77[4]	1.53[4]	4.94[4]	14
Fiscal period ended 5–17–2009[7]	4.21	–4.72	—*	0.87[4]	6.35[4]	0.91[4]	6.31[4]	28
Fiscal year ended 9–30–2008[7]	4.48	–5.67	—*	0.70	5.03	0.74	4.99	26
Fiscal year ended 9–30–2007[7]	5.00	2.92	—*	0.75	4.90	0.79	4.86	33
Fiscal year ended 9–30–2006[7]	5.10	7.61	—*	0.75	4.96	—	—	29
Fiscal year ended 9–30–2005[7]	4.98	7.67	—*	0.76	5.38	—	—	24
Fiscal year ended 9–30–2004[7]	4.88	6.87	—*	0.75	5.78	—	—	28
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	5.08	7.23	2	0.95[4]	4.33[4]	1.00[4]	4.29[4]	1
Fiscal year ended 3-31-2010[5]	4.84	19.02[8]	1	1.10[4]	5.10[4]	1.76[4]	4.44[4]	14

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains
Class A Shares						
Six-month period ended 9-30-2010 (unaudited)	$14.84	$ 0.11[1]	$ 0.91[1]	$ 1.02	$ —	$ —
Fiscal year ended 3-31-2010	8.86	(0.08)[1]	6.06[1]	5.98	—	—
Fiscal year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)
Fiscal year ended 3-31-2008	16.91	(0.01)	2.80	2.79	(0.05)	(2.04)
Fiscal year ended 3-31-2007	14.32	(0.02)	3.23	3.21	(0.01)	(0.61)
Fiscal year ended 3-31-2006	10.61	0.02[1]	3.83[1]	3.85	(0.04)	(0.10)
Class B Shares						
Six-month period ended 9-30-2010 (unaudited)	12.97	0.03[1]	0.78[1]	0.81	—	—
Fiscal year ended 3-31-2010	7.83	(0.19)[1]	5.33[1]	5.14	—	—
Fiscal year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)
Fiscal year ended 3-31-2008	15.49	(0.19)	2.56	2.37	—	(1.85)
Fiscal year ended 3-31-2007	13.29	(0.07)	2.88	2.81	—	(0.61)
Fiscal year ended 3-31-2006	9.91	(0.06)[1]	3.54[1]	3.48	—	(0.10)
Class C Shares						
Six-month period ended 9-30-2010 (unaudited)	13.33	0.05[1]	0.81[1]	0.86	—	—
Fiscal year ended 3-31-2010	8.01	(0.17)[1]	5.49[1]	5.32	—	—
Fiscal year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)
Fiscal year ended 3-31-2008	15.73	(0.14)	2.58	2.44	—	(1.90)
Fiscal year ended 3-31-2007	13.45	(0.08)	2.97	2.89	—	(0.61)
Fiscal year ended 3-31-2006	10.01	(0.06)[1]	3.60[1]	3.54	—	(0.10)
Class E Shares[4]						
Six-month period ended 9-30-2010 (unaudited)	14.98	0.14[1]	0.91[1]	1.05	—	—
Fiscal year ended 3-31-2010	8.90	(0.01)[1]	6.09[1]	6.08	—	—
Fiscal year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)
Fiscal year ended 3-31-2008[5]	16.88	0.06	2.82	2.88	(0.10)	(2.04)
Class I Shares						
Six-month period ended 9-30-2010 (unaudited)	15.16	0.14[1]	0.94[1]	1.08	—	—
Fiscal year ended 3-31-2010	9.00	(0.01)[1]	6.17[1]	6.16	—	—
Fiscal year ended 3-31-2009	17.77	0.10[1]	(7.00)[1]	(6.90)	—	(1.87)
Fiscal year ended 3-31-2008[5]	17.00	(0.03)[1]	2.98[1]	2.95	(0.14)	(2.04)
Class Y Shares						
Six-month period ended 9-30-2010 (unaudited)	15.08	0.13[1]	0.93[1]	1.06	—	—
Fiscal year ended 3-31-2010	8.98	(0.05)[1]	6.15[1]	6.10	—	—
Fiscal year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)
Fiscal year ended 3-31-2008	17.03	0.01	2.83	2.84	(0.08)	(2.04)
Fiscal year ended 3-31-2007	14.41	0.02	3.26	3.28	(0.05)	(0.61)
Fiscal year ended 3-31-2006	10.67	0.04[1]	3.87[1]	3.91	(0.07)	(0.10)

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$ —	$15.86	6.87%[2]	$546	1.75%[3]	1.49%[3]	51%
Fiscal year ended 3-31-2010	—	14.84	67.50[2]	514	1.83	–0.61	81
Fiscal year ended 3-31-2009	(1.84)	8.86	–38.76[2]	239	1.92	0.37	112
Fiscal year ended 3-31-2008	(2.09)	17.61	14.30[2]	471	1.74	–0.08	96
Fiscal year ended 3-31-2007	(0.62)	16.91	22.60[2]	375	1.84	–0.14	74
Fiscal year ended 3-31-2006	(0.14)	14.32	36.51[2]	191	1.95	0.24	87
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	—	13.78	6.25	16	2.85[3]	0.42[3]	51
Fiscal year ended 3-31-2010	—	12.97	65.65	17	2.91	–1.64	81
Fiscal year ended 3-31-2009	(1.79)	7.83	–39.46	10	3.07	–0.77	112
Fiscal year ended 3-31-2008	(1.85)	16.01	13.16	21	2.74	–1.05	96
Fiscal year ended 3-31-2007	(0.61)	15.49	21.33	20	2.88	–1.15	74
Fiscal year ended 3-31-2006	(0.10)	13.29	35.26	11	2.91	–0.51	87
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	—	14.19	6.45	33	2.48[3]	0.79[3]	51
Fiscal year ended 3-31-2010	—	13.33	66.42	35	2.56	–1.38	81
Fiscal year ended 3-31-2009	(1.80)	8.01	–39.22	16	2.69	–0.36	112
Fiscal year ended 3-31-2008	(1.90)	16.27	13.36	38	2.49	–0.82	96
Fiscal year ended 3-31-2007	(0.61)	15.73	21.68	34	2.60	–0.87	74
Fiscal year ended 3-31-2006	(0.10)	13.45	35.51	18	2.75	–0.50	87
Class E Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	—	16.03	7.01[2]	—*	1.36[3]	1.87[3]	51
Fiscal year ended 3-31-2010	—	14.98	68.32[2]	—*	1.42	–0.11	81
Fiscal year ended 3-31-2009	(1.86)	8.90	–38.43[2]	—*	1.44	0.79	112
Fiscal year ended 3-31-2008[5]	(2.14)	17.62	14.79[2]	—*	1.43[3]	0.26[3]	96[6]
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	—	16.24	7.12	144	1.25[3]	1.89[3]	51
Fiscal year ended 3-31-2010	—	15.16	68.44	104	1.29	–0.11	81
Fiscal year ended 3-31-2009	(1.87)	9.00	–38.34	45	1.31	0.81	112
Fiscal year ended 3-31-2008[5]	(2.18)	17.77	15.10	38	1.31[3]	0.06[3]	96[6]
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	—	16.14	7.03	9	1.51[3]	1.78[3]	51
Fiscal year ended 3-31-2010	—	15.08	67.93	9	1.55	–0.38	81
Fiscal year ended 3-31-2009	(1.86)	8.98	–38.47	4	1.57	0.69	112
Fiscal year ended 3-31-2008	(2.12)	17.75	14.48	7	1.55	0.06	96
Fiscal year ended 3-31-2007	(0.66)	17.03	22.95	8	1.58	0.11	74
Fiscal year ended 3-31-2006	(0.17)	14.41	36.90	4	1.68	0.46	87

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$11.40	$(0.07)[2]	$ 0.96[2]	$ 0.89	$ —	$ —	$ —
Fiscal year ended 3-31-2010	7.08	(0.12)[2]	4.44[2]	4.32	—	—	—
Fiscal year ended 3-31-2009	10.31	(0.12)	(3.04)	(3.16)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008	12.98	(0.13)[2]	(0.71)[2]	(0.84)	—	(1.83)	(1.83)
Fiscal year ended 3-31-2007	14.87	(0.12)[2]	0.18[2]	0.06	—	(1.95)	(1.95)
Fiscal year ended 3-31-2006	12.32	(0.21)	3.22	3.01	—	(0.46)	(0.46)
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	10.15	(0.11)[2]	0.84[2]	0.73	—	—	—
Fiscal year ended 3-31-2010	6.37	(0.20)[2]	3.98[2]	3.78	—	—	—
Fiscal year ended 3-31-2009	9.39	(0.37)	(2.58)	(2.95)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008	11.97	(0.23)	(0.64)	(0.87)	—	(1.71)	(1.71)
Fiscal year ended 3-31-2007	13.99	(0.24)	0.17	(0.07)	—	(1.95)	(1.95)
Fiscal year ended 3-31-2006	11.73	(0.23)	2.95	2.72	—	(0.46)	(0.46)
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	10.49	(0.10)[2]	0.88[2]	0.78	—	—	—
Fiscal year ended 3-31-2010	6.56	(0.16)[2]	4.09[2]	3.93	—	—	—
Fiscal year ended 3-31-2009	9.62	(0.28)	(2.71)	(2.99)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008	12.22	(0.23)	(0.62)	(0.85)	—	(1.75)	(1.75)
Fiscal year ended 3-31-2007	14.20	(0.23)	0.20	(0.03)	—	(1.95)	(1.95)
Fiscal year ended 3-31-2006	11.87	(0.25)	3.04	2.79	—	(0.46)	(0.46)
Class E Shares							
Six-month period ended 9-30-2010 (unaudited)	11.38	(0.07)[2]	0.96[2]	0.89	—	—	—
Fiscal year ended 3-31-2010	7.06	(0.11)[2]	4.43[2]	4.32	—	—	—
Fiscal year ended 3-31-2009	10.29	(0.13)[2]	(3.03)[2]	(3.16)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008[5]	13.03	(0.18)[2]	(0.77)[2]	(0.95)	—	(1.79)	(1.79)
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	13.14	(0.04)[2]	1.11[2]	1.07	—	—	—
Fiscal year ended 3-31-2010	8.12	(0.07)[2]	5.09[2]	5.02	—	—	—
Fiscal year ended 3-31-2009	11.73	(0.07)[2]	(3.47)[2]	(3.54)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008[5]	14.35	0.09	(0.82)	(0.73)	—	(1.89)	(1.89)
Class R Shares							
Six-month period ended 9-30-2010 (unaudited)	11.40	(0.07)[2]	0.96[2]	0.89	—	—	—
Fiscal year ended 3-31-2010	7.08	(0.12)[2]	4.44[2]	4.32	—	—	—
Fiscal year ended 3-31-2009	10.30	(0.15)	(3.00)	(3.15)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008	12.96	(0.19)	(0.65)	(0.84)	—	(1.82)	(1.82)
Fiscal year ended 3-31-2007	14.87	(0.15)	0.19	0.04	—	(1.95)	(1.95)
Fiscal year ended 3-31-2006[7]	13.78	(0.04)	1.13	1.09	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	12.85	(0.06)[2]	1.08[2]	1.02	—	—	—
Fiscal year ended 3-31-2010	7.96	(0.10)[2]	4.99[2]	4.89	—	—	—
Fiscal year ended 3-31-2009	11.53	(0.10)[2]	(3.40)[2]	(3.50)	—	(0.07)	(0.07)
Fiscal year ended 3-31-2008	14.31	(0.11)	(0.81)	(0.92)	—	(1.86)	(1.86)
Fiscal year ended 3-31-2007	16.15	(0.11)	0.22	0.11	—	(1.95)	(1.95)
Fiscal year ended 3-31-2006	13.33	(0.16)	3.44	3.28	—	(0.46)	(0.46)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$12.29	7.81%[3]	$166	1.55%[4]	−1.14%[4]	—%	—%	24%
Fiscal year ended 3-31-2010	11.40	61.02[3]	132	1.66	−1.24	—	—	72
Fiscal year ended 3-31-2009	7.08	−30.58[3]	66	1.71	−1.38	—	—	85
Fiscal year ended 3-31-2008	10.31	−8.32[3]	97	1.56	−1.00	—	—	79
Fiscal year ended 3-31-2007	12.98	0.76[3]	109	1.49	−0.86	—	—	96
Fiscal year ended 3-31-2006	14.87	24.70[3]	141	1.50	−0.90	—	—	87
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	10.88	7.19	8	2.59[4]	−2.18[4]	—	—	24
Fiscal year ended 3-31-2010	10.15	59.34	8	2.77	−2.34	—	—	72
Fiscal year ended 3-31-2009	6.37	−31.35	6	2.75	−2.43	—	—	85
Fiscal year ended 3-31-2008	9.39	−9.19	12	2.45	−1.87	—	—	79
Fiscal year ended 3-31-2007	11.97	−0.15	16	2.45	−1.82	—	—	96
Fiscal year ended 3-31-2006	13.99	23.46	19	2.45	−1.86	—	—	87
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	11.27	7.44	161	2.21[4]	−1.80[4]	—	—	24
Fiscal year ended 3-31-2010	10.49	59.91	154	2.29	−1.86	—	—	72
Fiscal year ended 3-31-2009	6.56	−31.01	103	2.34	−2.01	—	—	85
Fiscal year ended 3-31-2008	9.62	−8.91	187	2.20	−1.62	—	—	79
Fiscal year ended 3-31-2007	12.22	0.14	259	2.20	−1.57	—	—	96
Fiscal year ended 3-31-2006	14.20	23.78	328	2.20	−1.62	—	—	87
Class E Shares								
Six-month period ended 9-30-2010 (unaudited)	12.27	7.82[3]	2	1.56[4]	−1.15[4]	2.29[4]	−1.88[4]	24
Fiscal year ended 3-31-2010	11.38	61.19[3]	1	1.56	−1.14	2.69	−2.27	72
Fiscal year ended 3-31-2009	7.06	−30.64[3]	1	1.90	−1.57	2.82	−2.49	85
Fiscal year ended 3-31-2008[5]	10.29	−9.15[3]	1	2.26[4]	−1.79[4]	—	—	79[6]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	14.21	8.14	38	1.08[4]	−0.68[4]	—	—	24
Fiscal year ended 3-31-2010	13.14	61.82	8	1.10	−0.68	—	—	72
Fiscal year ended 3-31-2009	8.12	−30.12	4	1.09	−0.76	—	—	85
Fiscal year ended 3-31-2008[5]	11.73	−6.82	2	1.10[4]	−0.52[4]	—	—	79[6]
Class R Shares								
Six-month period ended 9-30-2010 (unaudited)	12.29	7.81	7	1.63[4]	−1.22[4]	—	—	24
Fiscal year ended 3-31-2010	11.40	61.02	4	1.64	−1.24	—	—	72
Fiscal year ended 3-31-2009	7.08	−30.52	—*	1.63	−1.30	—	—	85
Fiscal year ended 3-31-2008	10.30	−8.35	—*	1.64	−1.10	—	—	79
Fiscal year ended 3-31-2007	12.96	0.62	—*	1.63	−1.01	—	—	96
Fiscal year ended 3-31-2006[7]	14.87	7.91	—*	1.67[4]	−0.99[4]	—	—	87[8]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	13.87	7.94	132	1.33[4]	−0.93[4]	—	—	24
Fiscal year ended 3-31-2010	12.85	61.43	124	1.35	−0.92	—	—	72
Fiscal year ended 3-31-2009	7.96	−30.30	70	1.34	−1.01	—	—	85
Fiscal year ended 3-31-2008	11.53	−8.13	124	1.33	−0.76	—	—	79
Fiscal year ended 3-31-2007	14.31	1.02	154	1.32	−0.70	—	—	96
Fiscal year ended 3-31-2006	16.15	24.86	173	1.33	−0.74	—	—	87

(5)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6)For the fiscal year ended March 31, 2008.

(7)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(8)For the fiscal year ended March 31, 2006.

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains
Class A Shares						
Six-month period ended 9-30-2010 (unaudited)	$14.99	$(0.02)[1]	$(0.22)[1]	$(0.24)	$ —	$ —
Fiscal year ended 3-31-2010	9.87	(0.07)[1]	5.19[1]	5.12	—	—
Fiscal year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—
Fiscal year ended 3-31-2008	16.22	(0.10)	(2.28)	(2.38)	—	(0.88)
Fiscal year ended 3-31-2007	16.24	(0.03)	1.35	1.32	—	(1.34)
Fiscal year ended 3-31-2006	16.88	(0.11)	2.62	2.51	—	(3.15)
Class B Shares						
Six-month period ended 9-30-2010 (unaudited)	13.95	(0.11)[1]	(0.20)[1]	(0.31)	—	—
Fiscal year ended 3-31-2010	9.29	(0.21)[1]	4.87[1]	4.66	—	—
Fiscal year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—
Fiscal year ended 3-31-2008	15.48	(0.35)	(2.08)	(2.43)	—	(0.71)
Fiscal year ended 3-31-2007	15.72	(0.14)	1.24	1.10	—	(1.34)
Fiscal year ended 3-31-2006	16.59	(0.25)	2.53	2.28	—	(3.15)
Class C Shares						
Six-month period ended 9-30-2010 (unaudited)	14.25	(0.08)[1]	(0.21)[1]	(0.29)	—	—
Fiscal year ended 3-31-2010	9.45	(0.16)[1]	4.96[1]	4.80	—	—
Fiscal year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—
Fiscal year ended 3-31-2008	15.69	(0.28)	(2.14)	(2.42)	—	(0.76)
Fiscal year ended 3-31-2007	15.87	(0.12)	1.28	1.16	—	(1.34)
Fiscal year ended 3-31-2006	16.67	(0.21)	2.56	2.35	—	(3.15)
Class E Shares[4]						
Six-month period ended 9-30-2010 (unaudited)	15.19	0.01[1]	(0.22)[1]	(0.21)	—	—
Fiscal year ended 3-31-2010	9.94	(0.01)[1]	5.26[1]	5.25	—	—
Fiscal year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—
Fiscal year ended 3-31-2008[5]	16.23	(0.02)	(2.30)	(2.32)	—	(0.93)
Class I Shares						
Six-month period ended 9-30-2010 (unaudited)	15.49	0.02[1]	(0.22)[1]	(0.20)	—	—
Fiscal year ended 3-31-2010	10.13	0.00[1]	5.36[1]	5.36	—	—
Fiscal year ended 3-31-2009	13.20	0.02[1]	(3.09)[1]	(3.07)	—	—
Fiscal year ended 3-31-2008[5]	16.43	(0.01)	(2.26)	(2.27)	—	(0.96)
Class Y Shares						
Six-month period ended 9-30-2010 (unaudited)	15.33	0.00[1]	(0.22)[1]	(0.22)	—	—
Fiscal year ended 3-31-2010	10.05	(0.02)[1]	5.30[1]	5.28	—	—
Fiscal year ended 3-31-2009	13.13	(0.01)[1]	(3.07)[1]	(3.08)	—	—
Fiscal year ended 3-31-2008	16.42	(0.04)[1]	(2.32)[1]	(2.36)	—	(0.93)
Fiscal year ended 3-31-2007	16.36	0.03	1.37	1.40	—	(1.34)
Fiscal year ended 3-31-2006	16.92	(0.06)	2.65	2.59	—	(3.15)

*Not shown due to rounding.

[1] Based on average weekly shares outstanding.

[2] Total return calculated without taking into account the sales load deducted on an initial purchase.

[3] Annualized.

[4] Class is closed to investment.

[5] For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

[6] For the fiscal year ended March 31, 2008.

	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$ —	$14.75	−1.60%[2]	$197	1.71%[3]	−0.32%[3]	28%
Fiscal year ended 3-31-2010	—	14.99	51.87[2]	202	1.77	−0.55	100
Fiscal year ended 3-31-2009	—	9.87	−23.84[2]	106	1.93	−0.54	101
Fiscal year ended 3-31-2008	(0.88)	12.96	−15.19[2]	104	1.76	−0.63	118
Fiscal year ended 3-31-2007	(1.34)	16.22	8.26[2]	121	1.74	−0.24	123
Fiscal year ended 3-31-2006	(3.15)	16.24	16.44[2]	86	1.80	−0.76	157
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	—	13.64	−2.22	5	2.96[3]	−1.59[3]	28
Fiscal year ended 3-31-2010	—	13.95	50.16	7	2.99	−1.77	100
Fiscal year ended 3-31-2009	—	9.29	−24.72	4	3.04	−1.67	101
Fiscal year ended 3-31-2008	(0.71)	12.34	−16.14	5	2.83	−1.69	118
Fiscal year ended 3-31-2007	(1.34)	15.48	7.11	9	2.82	−1.33	123
Fiscal year ended 3-31-2006	(3.15)	15.72	15.28	7	2.84	−1.80	157
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	—	13.96	−2.04	14	2.48[3]	−1.09[3]	28
Fiscal year ended 3-31-2010	—	14.25	50.79	14	2.55	−1.33	100
Fiscal year ended 3-31-2009	—	9.45	−24.46	6	2.72	−1.34	101
Fiscal year ended 3-31-2008	(0.76)	12.51	−15.91	8	2.54	−1.40	118
Fiscal year ended 3-31-2007	(1.34)	15.69	7.43	12	2.52	−1.04	123
Fiscal year ended 3-31-2006	(3.15)	15.87	15.64	10	2.54	−1.50	157
Class E Shares[4]							
Six-month period ended 9-30-2010 (unaudited)	—	14.98	−1.38[2]	—*	1.25[3]	0.14[3]	28
Fiscal year ended 3-31-2010	—	15.19	52.82[2]	—*	1.27	−0.05	100
Fiscal year ended 3-31-2009	—	9.94	−23.42[2]	—*	1.30	0.07	101
Fiscal year ended 3-31-2008[5]	(0.93)	12.98	−14.82[2]	—*	1.26[3]	−0.14[3]	118[6]
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	—	15.29	−1.29	2	1.13[3]	0.26[3]	28
Fiscal year ended 3-31-2010	—	15.49	52.91	2	1.18	0.04	100
Fiscal year ended 3-31-2009	—	10.13	−23.26	1	1.18	0.20	101
Fiscal year ended 3-31-2008[5]	(0.96)	13.20	−14.39	—*	1.19[3]	−0.07[3]	118[6]
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	—	15.11	−1.43	20	1.40[3]	−0.01[3]	28
Fiscal year ended 3-31-2010	—	15.33	52.54	19	1.40	−0.17	100
Fiscal year ended 3-31-2009	—	10.05	−23.46	8	1.42	−0.06	101
Fiscal year ended 3-31-2008	(0.93)	13.13	−14.89	14	1.39	−0.25	118
Fiscal year ended 3-31-2007	(1.34)	16.42	8.70	21	1.39	0.08	123
Fiscal year ended 3-31-2006	(3.15)	16.36	16.88	24	1.41	−0.37	157

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2010 (unaudited)	$10.78	$ (0.08)[2]	$ (0.23)[2]	$ (0.31)	$ —	$ —	$ —
Fiscal year ended 3-31-2010[5]	8.62	(0.11)[2]	2.27[2]	2.16	—	—	—
Class B Shares							
Six-month period ended 9-30-2010 (unaudited)	10.72	(0.11)[2]	(0.24)[2]	(0.35)	—	—	—
Fiscal year ended 3-31-2010[5]	8.62	(0.15)[2]	2.25[2]	2.10	—	—	—
Class C Shares							
Six-month period ended 9-30-2010 (unaudited)	10.72	(0.11)[2]	(0.24)[2]	(0.35)	—	—	—
Fiscal year ended 3-31-2010[5]	8.62	(0.15)[2]	2.25[2]	2.10	—	—	—
Class I Shares							
Six-month period ended 9-30-2010 (unaudited)	10.81	(0.05)[2]	(0.24)[2]	(0.29)	—	—	—
Fiscal year ended 3-31-2010[6]	8.62	(0.07)[2]	2.26[2]	2.19	—	—	—
Fiscal period ended 5-17-2009[7]	11.51	(0.07)[2]	(2.82)[2]	(2.89)	—	—	—
Fiscal year ended 6-30-2008[7]	11.00	(0.12)	0.63	0.51	—	—	—
Fiscal year ended 6-30-2007[7]	9.32	(0.02)	1.70	1.68	—	—	—
Fiscal year ended 6-30-2006[7]	8.76	(0.05)[2]	0.61[2]	0.56	—	—	—
Fiscal year ended 6-30-2005[7]	8.28	0.01	0.50	0.51	(0.03)	—	(0.03)
Fiscal year ended 6-30-2004[7]	6.95	(0.01)	1.34	1.33	—	—	—
Class Y Shares							
Six-month period ended 9-30-2010 (unaudited)	10.78	(0.07)[2]	(0.24)[2]	(0.31)	—	—	—
Fiscal year ended 3-31-2010[5]	8.62	(0.07)[2]	2.23[2]	2.16	—	—	—

*Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$10.47	–2.88%[3]	$ 5	2.62%[4]	–1.56%[4]	3.47%[4]	–2.41%[4]	22%
Fiscal year ended 3-31-2010[5]	10.78	25.06[3]	3	2.57[4]	–1.26[4]	4.33[4]	–3.02[4]	19
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	10.37	–3.26	—*	3.14[4]	–2.09[4]	3.99[4]	–2.94[4]	22
Fiscal year ended 3-31-2010[5]	10.72	24.36	—*	3.12[4]	–1.81[4]	4.88[4]	–3.57[4]	19
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	10.37	–3.26	1	3.16[4]	–2.12[4]	4.01[4]	–2.97[4]	22
Fiscal year ended 3-31-2010[5]	10.72	24.36	1	3.13[4]	–1.82[4]	4.89[4]	–3.58[4]	19
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	10.52	–2.68	1	2.11[4]	–1.06[4]	3.12[4]	–2.07[4]	22
Fiscal year ended 3-31-2010[6]	10.81	25.41	1	2.11[4]	–0.82[4]	4.03[4]	–2.74[4]	19
Fiscal period ended 5-17-2009[7]	8.62	–25.11	—*	2.42[4]	–1.05[4]	—	—	40
Fiscal year ended 6-30-2008[7]	11.51	4.64	—*	2.11	–0.97	—	—	27
Fiscal year ended 6-30-2007[7]	11.00	18.03	—*	1.24	–0.23	—	—	55
Fiscal year ended 6-30-2006[7]	9.32	6.39	—*	1.30	–0.60	—	—	100
Fiscal year ended 6-30-2005[7]	8.76	6.11	—*	1.14	0.09	—	—	66
Fiscal year ended 6-30-2004[7]	8.28	19.14	—*	1.24	–0.80	—	—	92
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	10.47	–2.88	—*	2.52[4]	–1.47[4]	3.37[4]	–2.32[4]	22
Fiscal year ended 3-31-2010[5]	10.78	25.06[8]	—*	2.52[4]	–1.11[4]	4.28[4]	–2.87[4]	19

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$15.56	$(0.01)[2]	$(0.49)[2]	$(0.50)	$ —	$ —	$ —	$ —
Fiscal year ended 3-31-2010	9.94	0.02[2]	5.65[2]	5.67	(0.03)	—	(0.02)	(0.05)
Fiscal year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—	(0.11)
Fiscal year ended 3-31-2008	19.04	0.12	(1.85)	(1.73)	(0.12)	(1.24)	—	(1.36)
Fiscal year ended 3-31-2007	17.17	0.13	2.28	2.41	(0.13)	(0.41)	—	(0.54)
Fiscal year ended 3-31-2006	16.04	0.10	1.14	1.24	(0.11)	—	—	(0.11)
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	15.12	(0.13)[2]	(0.47)[2]	(0.60)	—	—	—	—
Fiscal year ended 3-31-2010	9.78	(0.17)[2]	5.51[2]	5.34	—	—	—	—
Fiscal year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—	—
Fiscal year ended 3-31-2008	18.83	(0.09)	(1.80)	(1.89)	—	(1.18)	—	(1.18)
Fiscal year ended 3-31-2007	17.04	(0.03)	2.23	2.20	—	(0.41)	—	(0.41)
Fiscal year ended 3-31-2006	15.97	(0.04)	1.12	1.08	(0.01)	—	—	(0.01)
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	15.34	(0.07)[2]	(0.48)[2]	(0.55)	—	—	—	—
Fiscal year ended 3-31-2010	9.86	(0.08)[2]	5.56[2]	5.48	—	—	—	—
Fiscal year ended 3-31-2009	15.83	0.00[2]	(5.97)[2]	(5.97)	—	—	—	—
Fiscal year ended 3-31-2008	18.90	(0.06)	(1.81)	(1.87)	—	(1.20)	—	(1.20)
Fiscal year ended 3-31-2007	17.08	(0.01)	2.24	2.23	—	(0.41)	—	(0.41)
Fiscal year ended 3-31-2006	16.00	(0.04)	1.13	1.09	(0.01)	—	—	(0.01)
Class E Shares[5]								
Six-month period ended 9-30-2010 (unaudited)	15.60	0.02[2]	(0.49)[2]	(0.47)	—	—	—	—
Fiscal year ended 3-31-2010	9.95	0.06[2]	5.70[2]	5.76	(0.06)	—	(0.05)	(0.11)
Fiscal year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—	(0.18)
Fiscal year ended 3-31-2008[6]	19.09	0.18	(1.90)	(1.72)	(0.16)	(1.24)	—	(1.40)
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	15.60	0.03[2]	(0.49)[2]	(0.46)	—	—	—	—
Fiscal year ended 3-31-2010	9.95	0.06[2]	5.71[2]	5.77	(0.06)	—	(0.06)	(0.12)
Fiscal year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—	(0.20)
Fiscal year ended 3-31-2008[6]	19.10	0.20	(1.90)	(1.70)	(0.19)	(1.24)	—	(1.43)
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	15.58	0.01[2]	(0.49)[2]	(0.48)	—	—	—	—
Fiscal year ended 3-31-2010	9.95	0.04[2]	5.67[2]	5.71	(0.04)	—	(0.04)	(0.08)
Fiscal year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—	(0.16)
Fiscal year ended 3-31-2008	19.04	0.16[2]	(1.85)[2]	(1.69)	(0.15)	(1.24)	—	(1.39)
Fiscal year ended 3-31-2007	17.18	0.22[2]	2.22[2]	2.44	(0.17)	(0.41)	—	(0.58)
Fiscal year ended 3-31-2006	16.05	0.13	1.15	1.28	(0.15)	—	—	(0.15)

 *Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

(5)Class is closed to investment.

(6)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(7)For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2010 (unaudited)	$15.06	–3.21%[3]	$ 61	1.66%[4]	–0.17%[4]	1.75%[4]	–0.26%[4]	19%
Fiscal year ended 3-31-2010	15.56	57.09[3]	56	1.85	0.26	—	—	77
Fiscal year ended 3-31-2009	9.94	–37.09[3]	34	1.79	0.98	—	—	57
Fiscal year ended 3-31-2008	15.95	–9.83[3]	57	1.52	0.63	—	—	66
Fiscal year ended 3-31-2007	19.04	14.12[3]	73	1.49	0.76	—	—	61
Fiscal year ended 3-31-2006	17.17	7.75[3]	58	1.53	0.65	—	—	63
Class B Shares								
Six-month period ended 9-30-2010 (unaudited)	14.52	–3.97	2	3.24[4]	–1.76[4]	—	—	19
Fiscal year ended 3-31-2010	15.12	54.60	3	3.40	–1.28	—	—	77
Fiscal year ended 3-31-2009	9.78	–37.94	2	3.08	–0.35	—	—	57
Fiscal year ended 3-31-2008	15.76	–10.72	4	2.51	–0.35	—	—	66
Fiscal year ended 3-31-2007	18.83	12.99	6	2.46	–0.21	—	—	61
Fiscal year ended 3-31-2006	17.04	6.73	5	2.50	–0.33	—	—	63
Class C Shares								
Six-month period ended 9-30-2010 (unaudited)	14.79	–3.59	6	2.47[4]	–0.98[4]	—	—	19
Fiscal year ended 3-31-2010	15.34	55.58	5	2.70	–0.63	—	—	77
Fiscal year ended 3-31-2009	9.86	–37.71	2	2.79	0.01	—	—	57
Fiscal year ended 3-31-2008	15.83	–10.56	4	2.41	–0.25	—	—	66
Fiscal year ended 3-31-2007	18.90	13.09	5	2.38	–0.12	—	—	61
Fiscal year ended 3-31-2006	17.08	6.80	4	2.41	–0.23	—	—	63
Class E Shares[5]								
Six-month period ended 9-30-2010 (unaudited)	15.13	–3.01[3]	—*	1.27[4]	0.21[4]	—	—	19
Fiscal year ended 3-31-2010	15.60	58.05[3]	—*	1.29	0.82	—	—	77
Fiscal year ended 3-31-2009	9.95	–36.75[3]	—*	1.25	1.52	—	—	57
Fiscal year ended 3-31-2008[6]	15.97	–9.76[3]	—*	1.18[4]	0.98[4]	—	—	66[7]
Class I Shares								
Six-month period ended 9-30-2010 (unaudited)	15.14	–2.95	1	1.20[4]	0.40[4]	—	—	19
Fiscal year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Fiscal year ended 3-31-2009	9.95	–36.67	—*	1.11	1.66	—	—	57
Fiscal year ended 3-31-2008[6]	15.97	–9.63	—*	1.07[4]	1.09[4]	—	—	66[7]
Class Y Shares								
Six-month period ended 9-30-2010 (unaudited)	15.10	–3.08	1	1.44[4]	0.08[4]	—	—	19
Fiscal year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77
Fiscal year ended 3-31-2009	9.95	–36.80	—*	1.40	1.41	—	—	57
Fiscal year ended 3-31-2008	15.96	–9.60	—*	1.31	0.85	—	—	66
Fiscal year ended 3-31-2007	19.04	14.28	—*	1.29	0.96	—	—	61
Fiscal year ended 3-31-2006	17.18	7.99	12	1.31	0.89	—	—	63

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On April 1, 2010, each of the 33 series of Ivy Funds, a Delaware statutory trust (Trust), became the successor fund to corresponding series of a Maryland corporation and a Massachusetts business trust pursuant to a Plan of Reorganization and Termination that was approved by shareholders of each fund (each, a Reorganization and collectively, the Reorganizations). The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Bond Fund, Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy High Income Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Mortgage Securities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a Fund) are series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B and Class C shares. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Listed options are valued at the closing price by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Over-the-counter options are valued at the price provided by a dealer in that security. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Ivy Money Market Fund are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed-delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At September 30, 2010, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments. These fees are recognized over the roll period and are included in "Interest and amortization" in the Statement of Operations.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. As of September 30, 2010, Ivy High Income Fund and Ivy Municipal High Income Fund held defaulted securities with an aggregate market value of $615 and $46, respectively, representing less than 0.05% of each Fund's net assets.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal period ended September 30, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2006.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fee. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Ivy Capital Appreciation Fund	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.600%
	Over $2 Billion up to $3 Billion	0.550%
	Over $3 Billion	0.500%
Ivy Core Equity Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion up to $5 Billion	0.550%
	Over $5 Billion up to $6 Billion	0.525%
	Over $6 Billion	0.500%
Ivy Cundill Global Value Fund	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Dividend Opportunities Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Ivy European Opportunities Fund	Up to $250 Million	1.000%
	Over $250 Million up to $500 Million	0.850%
	Over $500 Million	0.750%
Ivy Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Ivy High Income Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Ivy International Balanced Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Ivy International Core Equity Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.700%
Ivy International Growth Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.700%
Ivy Large Cap Growth Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Ivy Limited-Term Bond Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Ivy Managed European/Pacific Fund	None	0.050%
Ivy Managed International Opportunities Fund	None	0.050%
Ivy Micro Cap Growth Fund	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Ivy Mid Cap Growth Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Money Market Fund	None	0.400%
Ivy Mortgage Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Ivy Municipal Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Ivy Municipal High Income Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Ivy Pacific Opportunities Fund	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Small Cap Growth Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Small Cap Value Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Ivy Tax-Managed Equity Fund	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.600%
	Over $2 Billion up to $3 Billion	0.550%
	Over $3 Billion	0.500%
Ivy Value Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Effective August 26, 2009, the management fee for Ivy European Opportunities Fund is:

	Up to $250 Million	0.900%
	Over $250 Million up to $500 Million	0.850%
	Over $500 Million	0.750%

For the period from October 1, 2008 to July 31, 2010, IICO contractually agreed to reduce the management fee paid to 0.35%, on an annual basis, of net assets for any day that Ivy Limited-Term Bond Fund's net assets are below $500 million.

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the fiscal period ended September 30, 2010.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds.

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Cundill Global Value Fund. Wall Street Associates serves as subadvisor to Ivy Micro Cap Growth Fund. Advantus Capital Management, Inc. serves as subadvisor to Ivy Bond Fund and Ivy Mortgage Securities Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs associated with retaining the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $ 100 to $ 200	$ 48.4
From $ 200 to $ 350	$ 63.2
From $ 350 to $ 550	$ 82.5
From $ 550 to $ 750	$ 96.3
From $ 750 to $1,000	$121.6
From $1,000 and Over	$148.5

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table for its services:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 5.748
From $ 25 to $ 50	$11.550
From $ 50 to $ 100	$17.748
From $ 100 to $ 200	$24.198
From $ 200 to $ 350	$31.602
From $ 350 to $ 550	$41.250
From $ 550 to $ 750	$48.150
From $ 750 to $1,000	$60.798
From $1,000 and Over	$74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940 (the Distribution and Service Plan), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the fiscal period ended September 30, 2010, IFDI received the following amounts in sales commissions and CDSCs:

Fund	Gross Sale Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Bond Fund	$203	$ 2	$ 5	$ 1	$ —
Ivy Capital Appreciation Fund	228	—*	6	1	—
Ivy Core Equity Fund	71	2	3	2	—
Ivy Cundill Global Value Fund	119	—*	10	1	—
Ivy Dividend Opportunities Fund	128	1	3	2	—
Ivy European Opportunities Fund	100	—*	7	—*	—
Ivy Global Bond Fund	99	3	6	5	—
Ivy High Income Fund	569	15	41	39	—
Ivy International Balanced Fund	135	—*	4	—*	—
Ivy International Core Equity Fund	282	4	7	12	—
Ivy International Growth Fund	52	—*	3	—*	—
Ivy Large Cap Growth Fund	223	—*	5	3	—
Ivy Limited-Term Bond Fund	933	37	18	38	—
Ivy Managed European/Pacific Fund	63	—*	1	—*	—
Ivy Managed International Opportunities Fund	111	—*	1	—*	—
Ivy Micro Cap Growth Fund	130	—	—*	—*	—
Ivy Mid Cap Growth Fund	144	—*	3	1	—

Fund (Continued)	Gross Sale Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Money Market Fund	—	—*	29	8	—
Ivy Mortgage Securities Fund	48	1	1	—*	—
Ivy Municipal Bond Fund	59	3	1	—*	—
Ivy Municipal High Income Fund	170	—*	2	3	—
Ivy Pacific Opportunities Fund	415	4	10	4	—
Ivy Small Cap Growth Fund	125	—*	4	6	—
Ivy Small Cap Value Fund	168	—*	2	3	—
Ivy Tax-Managed Equity Fund	2	1	—	—*	—
Ivy Value Fund	42	—*	1	—*	—

*Not shown due to rounding.

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal period ended September 30, 2010, the following amounts were paid by IFDI:

Ivy Bond Fund	$ 205
Ivy Capital Appreciation Fund	237
Ivy Core Equity Fund	86
Ivy Cundill Global Value Fund	126
Ivy Dividend Opportunities Fund	167
Ivy European Opportunities Fund	104
Ivy Global Bond Fund	145
Ivy High Income Fund	1,289
Ivy International Balanced Fund	143
Ivy International Core Equity Fund	434
Ivy International Growth Fund	62
Ivy Large Cap Growth Fund	248
Ivy Limited-Term Bond Fund	1,397
Ivy Managed European/Pacific Fund	58
Ivy Managed International Opportunities Fund	101
Ivy Micro Cap Growth Fund	116
Ivy Mid Cap Growth Fund	195
Ivy Money Market Fund	—
Ivy Mortgage Securities Fund	49
Ivy Municipal Bond Fund	84
Ivy Municipal High Income Fund	538
Ivy Pacific Opportunities Fund	435
Ivy Small Cap Growth Fund	167
Ivy Small Cap Value Fund	181
Ivy Tax-Managed Equity Fund	2
Ivy Value Fund	42

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the fiscal period ended September 30, 2010 are as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commence- ment Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Bond Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.21%	$ 3	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8–1–2008	7–31–2011	1.21%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Capital Appreciation Fund							
	Class A	Contractual	8–1–2008	7–31–2010	1.35%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.15%	$ 8	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA

Fund Name (Continued)	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Core Equity Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.35%	$ 3	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Cundill Global Value Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class A	Voluntary	NA	NA	1.90%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Voluntary	NA	NA	2.55%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.59%	$ 2	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	1.20%	$ 27	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Dividend Opportunities Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.37%	$ 9	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy European Opportunities Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Global Bond Fund							
	All Classes	Contractual	6–2–2008	7–31–2011	NA	$ 37[1]	Investment Management Fee
	Class A	Contractual	6–2–2008	7–31–2011	0.99%	$120	12b–1 Fees and/or Shareholder Servicing
	Class B	Contractual	6–2–2008	7–31–2011	1.74%	$ 6	12b–1 Fees and/or Shareholder Servicing
	Class C	Contractual	6–2–2008	7–31–2011	1.74%	$ 30	12b–1 Fees and/or Shareholder Servicing
	Class I	Contractual	6–2–2008	7–31–2011	0.74%	$ 11	Shareholder Servicing
	Class Y	Contractual	6–2–2008	7–31–2011	0.99%	$ 12	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy High Income Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.36%	$ 4	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy International Balanced Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.33%	$ 5	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy International Core Equity Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.53%	$ 8	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy International Growth Fund							
	Class Y	Contractual	8–1–2008	7–31–2011	1.42%	$ 1	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Large Cap Growth Fund							
	Class A	Contractual	8–1–2008	7–31–2011	1.15%	$298	12b–1 Fees and/or Shareholder Servicing
	Class E	Contractual	8–1–2008	7–31–2011	1.15%	$ 4	12b–1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8–1–2008	7–31–2011	1.06%	$ 56	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA

(1)Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Fund Name (Continued)	Share Class Name	Type of Expense Limit	Commence- ment Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Limited-Term Bond Fund							
	Class E	Contractual	8–1–2010	7–31–2011	1.00%	$ 1	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ 1	12b–1 Fees and/or Shareholder Servicing
Ivy Managed European/Pacific Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Managed International Opportunities Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —*	12b–1 Fees and/or Shareholder Servicing
Ivy Micro Cap Growth Fund							
	Class A	Contractual	7–31–2009	7–31–2011	1.95%	$ 21	12b–1 Fees and/or Shareholder Servicing
	Class I	Contractual	7–31–2009	7–31–2011	1.70%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Mid Cap Growth Fund							
	Class A	Voluntary	NA	NA	1.65%	$ —	NA
	Class C	Voluntary	NA	NA	2.35%	$ —	NA
	Class E	Contractual	8–1–2008	7–31–2011	1.60%	$ 5	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	1.25%	$ 38	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Money Market Fund							
	All Classes	Voluntary	NA	NA	NA	$ 39[3]	Investment Management Fee
	Class A	Voluntary	NA	NA	To maintain minimum yield[2]	$139	12b–1 Fees and/or Shareholder Servicing
	Class B	Voluntary	NA	NA	To maintain minimum yield[2]	$ 56	12b–1 Fees and/or Shareholder Servicing
	Class C	Voluntary	NA	NA	To maintain minimum yield[2]	$246	12b–1 Fees and/or Shareholder Servicing
	Class E	Voluntary	NA	NA	To maintain minimum yield[2]	$ 5	12b–1 Fees and/or Shareholder Servicing
	Class E	Contractual	8–1–2008	7–31–2010	0.88%	$ —	NA
Ivy Mortgage Securities Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.14%	$ 1	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Municipal Bond Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —*	12b–1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund							
	All Classes	Contractual	5–18–2009	7–31–2011	NA	$ 28[4]	Investment management fee and other common expenses
	Class A	Contractual	5–18–2009	7–31–2011	0.95%	$ 13	12b–1 Fees and/or Shareholder Servicing
	Class B	Contractual	5–18–2009	7–31–2011	1.73%	$ —*	12b–1 Fees and/or Shareholder Servicing
	Class C	Contractual	5–18–2009	7–31–2011	1.77%	$ —	NA
	Class I	Contractual	5–18–2009	7–31–2011	0.70%	$ 22	Shareholder Servicing
	Class Y	Contractual	5–18–2009	7–31–2011	1.10%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ 1	12b–1 Fees and/or Shareholder Servicing

*Not shown due to rounding.

(2)Minimum yield was 0.02% throughout the period of this report.

(3)To maintain minimum yield, investment management fees were waived for all share classes.

(4)Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fee and/or other common expenses were waived for all share classes.

Fund Name (Continued)	Share Class Name	Type of Expense Limit	Commence- ment Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Pacific Opportunities Fund							
	Class A	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class B	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class C	Contractual	6–16–2003	12–31–2011	3.50%	$ —	NA
	Class Y	Contractual	6–16–2003	12–31–2011	2.75%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Small Cap Growth Fund							
	Class E	Contractual	8–1–2008	7–31–2011	1.56%	$ 6	12b–1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Small Cap Value Fund							
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Tax-Managed Equity Fund							
	All Classes	Contractual	5–18–2009	7–31–2011	NA	$ 24[5]	Investment management fee and other common expenses
	Class I	Contractual	5–18–2009	7–31–2011	2.11%	$ 1	Shareholder Servicing
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA
Ivy Value Fund							
	Class A	Contractual	8–1–2010	7–31–2011	1.55%	$ 25	12b–1 Fees and/or Shareholder Servicing
	Class I	Contractual	8–1–2010	7–31–2011	1.30%	$ —	NA
	Class Y	Contractual	8–1–2010	7–31–2011	1.55%	$ —	NA
	Class Y	Voluntary	NA	NA	Not to exceed Class A	$ —	NA

(5)Due to Class I contractual expense limit, investment management fee and/or other common expenses were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2010 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of September 30, 2010. The Schedule of Investments provides additional details on each Fund's portfolio holdings.

Fund	Level 1	Level 2	Level 3
Ivy Bond Fund			
Assets			
Investments in Securities			
Preferred Stocks	$ —	$ 319	$ —
Corporate Debt Securities	—	127,638	5,870
Other Government Securities	—	4,800	—
United States Government Agency Obligations	—	85,878	2,586
United States Government Obligations	—	43,851	—
Short-Term Securities	—	44,486	—
Total Investments in Securities	$ —	$ 306,972	$ 8,456
Liabilities			
Futures Contracts	$ 173	$ —	$ —
Ivy Capital Appreciation Fund			
Assets			
Investments in Securities			
Common Stocks	$483,129	$ —	$ —
Short-Term Securities	—	47,427	—
Total Investments in Securities	$483,129	$ 47,427	$ —
Ivy Core Equity Fund			
Assets			
Investments in Securities			
Common Stocks	$190,407	$ —	$ —
Short-Term Securities	—	26,760	—
Total Investments in Securities	$190,407	$ 26,760	$ —
Ivy Cundill Global Value Fund			
Assets			
Investments in Securities			
Common Stocks	$250,196	$ —	$ 14,743
Preferred Stocks	12,645	9,337	—
Warrants	4,768	—	—
Short-Term Securities	—	20,332	—
Total Investments in Securities	$267,609	$ 29,669	$ 14,743
Forward Foreign Currency Contracts	$ —	$ 293	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 2,755	$ —
Ivy Dividend Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$257,563	$ —	$ —
Short-Term Securities	—	17,256	—
Total Investments in Securities	$257,563	$ 17,256	$ —
Ivy European Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$229,430	$ —	$ —
Preferred Stocks	8,154	—	—
Short-Term Securities	—	5,728	—
Total Investments in Securities	$237,584	$ 5,728	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Global Bond Fund			
Assets			
Investments in Securities			
Common Stocks.	$ 638	$ —	$ —
Corporate Debt Securities.	—	116,265	1,334
Other Government Securities	—	4,565	334
United States Government Agency Obligations.	—	5,657	—
United States Government Obligations	—	35,337	—
Short-Term Securities	—	34,411	—
Total Investments in Securities	$ 638	$ 196,235	$ 1,668
Forward Foreign Currency Contracts.	$ —	$ 46	$ —
Liabilities			
Forward Foreign Currency Contracts.	$ —	$ 607	$ —
Ivy High Income Fund			
Assets			
Investments in Securities			
Common Stocks.	$ 14,224	$ 578	$ —
Preferred Stocks	—	277	—
Warrants	—	1,287	2,766
Corporate Debt Securities.	—	986,124	23,000
Municipal Bonds	—	6,467	—
Senior Loans	—	211,754	134,536
Short-Term Securities	—	126,119	—
Total Investments in Securities	$ 14,224	$1,332,606	$160,302
Forward Foreign Currency Contracts.	$ —	$ 522	$ —
Liabilities			
Forward Foreign Currency Contracts.	$ —	$ 169	$ —
Ivy International Balanced Fund			
Assets			
Investments in Securities			
Common Stocks.	$176,619	$ 507	$ —
Corporate Debt Securities.	—	33,004	4,388
Other Government Securities	—	46,670	—
Short-Term Securities	—	3,782	—
Total Investments in Securities	$176,619	$ 83,963	$ 4,388
Ivy International Core Equity Fund			
Assets			
Investments in Securities			
Common Stocks.	$859,970	$ 2,058	$ —
Short-Term Securities	—	17,312	—
Total Investments in Securities	$859,970	$ 19,370	$ —
Ivy International Growth Fund			
Assets			
Investments in Securities			
Common Stocks.	$167,893	$ —	$ —
Preferred Stocks	3,704	—	—
Short-Term Securities	—	8,819	—
Total Investments in Securities	$171,597	$ 8,819	$ —
Swap Agreements	$ —	$ 1,161	$ —
Ivy Large Cap Growth Fund			
Assets			
Investments in Securities			
Common Stocks.	$809,375	$ —	$ —
Short-Term Securities	—	4,555	—
Total Investments in Securities	$809,375	$ 4,555	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Limited-Term Bond Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 535,255	$ —
Municipal Bonds	—	30,319	—
United States Government Agency Obligations	—	347,706	—
United States Government Obligations	—	266,342	—
Short-Term Securities	—	20,769	—
Total Investments in Securities	$ —	$1,200,391	$ —
Ivy Managed European/Pacific Fund			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 84,413	$ —	$ —
Short-Term Securities	—	90	—
Total Investments in Securities	$ 84,413	$ 90	$ —
Ivy Managed International Opportunities Fund			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$169,826	$ —	$ —
Short-Term Securities	—	109	—
Total Investments in Securities	$169,826	$ 109	$ —
Ivy Micro Cap Growth Fund			
Assets			
Investments in Securities			
Common Stocks	$ 45,895	$ —	$ —
Short-Term Securities	—	1,684	—
Total Investments in Securities	$ 45,895	$ 1,684	$ —
Ivy Mid Cap Growth Fund			
Assets			
Investments in Securities			
Common Stocks	$350,433	$ —	$ —
Short-Term Securities	—	8,092	—
Total Investments in Securities	$350,433	$ 8,092	$ —
Liabilities			
Written Options	$ 37	$ 67	$ —
Ivy Money Market Fund			
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 146,451	$ —
Municipal Obligations	—	86,085	—
United States Government Agency Obligations	—	7,954	—
Total Investments in Securities	$ —	$ 240,490	$ —
Ivy Mortgage Securities Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 20,424	$ 4,035
United States Government Agency Obligations	—	82,388	—
United States Government Obligations	—	531	—
Short-Term Securities	—	24,073	—
Total Investments in Securities	$ —	$ 127,416	$ 4,035
Futures Contracts	$ 1	$ —	$ —
Liabilities			
Futures Contracts	$ 102	$ —	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Ivy Municipal Bond Fund			
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 87,831	$ —
Short-Term Securities	—	9,141	—
Total Investments in Securities	$ —	$ 96,972	$ —
Ivy Municipal High Income Fund			
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 234,030	$ —
Short-Term Securities	—	27,851	—
Total Investments in Securities	$ —	$ 261,881	$ —
Ivy Pacific Opportunities Fund			
Assets			
Investments in Securities			
Common Stocks	$661,208	$ 15,773	$ —
Investment Funds	—	—	2,170
Warrants	365	—	—
Short-Term Securities	—	41,583	—
Total Investments in Securities	$661,573	$ 57,356	$ 2,170
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,467	$ —
Ivy Small Cap Growth Fund			
Assets			
Investments in Securities			
Common Stocks	$497,110	$ —	$ —
Short-Term Securities	—	18,560	—
Total Investments in Securities	$497,110	$ 18,560	$ —
Ivy Small Cap Value Fund			
Assets			
Investments in Securities			
Common Stocks	$217,199	$ —	$ —
Investment Funds	14,032	—	—
Short-Term Securities	—	5,389	—
Total Investments in Securities	$231,231	$ 5,389	$ —
Liabilities			
Written Options	$ 174	$ 41	$ —
Ivy Tax-Managed Equity Fund			
Assets			
Investments in Securities			
Common Stocks	$ 6,448	$ —	$ —
Short-Term Securities	—	587	—
Total Investments in Securities	$ 6,448	$ 587	$ —
Ivy Value Fund			
Assets			
Investments in Securities			
Common Stocks	$ 66,198	$ —	$ —
Warrants	522	—	—
Short-Term Securities	—	4,328	—
Total Investments in Securities	$ 66,720	$ 4,328	$ —
Liabilities			
Written Options	$ 144	$ —	$ —

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	United States Government Agency Obligations
Ivy Bond Fund		
Beginning Balance 4–1–10	$4,319	$ –
Net realized gain (loss)	36	–
Net unrealized appreciation (depreciation)	198	13
Purchases	1,184	2,573
Sales	(411)	–
Transfers into Level 3 during the period	544	–
Transfers out of Level 3 during the period	–	–
Ending Balance 9–30–10	$5,870	$ 2,586
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10	$ 336	$ 13

	Common Stocks
Ivy Cundill Global Value Fund	
Beginning Balance 4–1–10	$12,261
Net realized gain (loss)	–
Net unrealized appreciation (depreciation)	–
Purchases	–
Sales	–
Transfers into Level 3 during the period	14,743
Transfers out of Level 3 during the period	(12,261)
Ending Balance 9–30–10	$14,743
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10	$ 3,617

	Corporate Debt Securities	Other Government Securities
Ivy Global Bond Fund		
Beginning Balance 4–1–10	$ 205	$347
Net realized gain (loss)	–	–
Net unrealized appreciation (depreciation)	(6)	(13)
Purchases	–	–
Sales	–	–
Transfers into Level 3 during the period	1,135	–
Transfers out of Level 3 during the period	–	–
Ending Balance 9–30–10	$1,334	$334
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10	$ (6)	$ (13)

	Warrants	Corporate Debt Securities	Senior Loans
Ivy High Income Fund			
Beginning Balance 4–1–10	$ –*	$18,252	$ 41,495
Net realized gain (loss)	–	(47)	1,982
Net unrealized appreciation (depreciation)	2,766	72	(1,431)
Purchases	–	–	39,405
Sales	–	(25)	(8,269)
Transfers into Level 3 during the period	–	23,000	61,354
Transfers out of Level 3 during the period	–	(18,252)	–
Ending Balance 9–30–10	$2,766	$23,000	$134,536
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10	$2,766	$ 115	$ 549

*Not shown due to rounding

	Corporate Debt Securities
Ivy International Balanced Fund	
Beginning Balance 4–1–10	$ –
Net realized gain (loss)...	–
Net unrealized appreciation (depreciation)	–
Purchases	–
Sales	–
Transfers into Level 3 during the period	4,388
Transfers out of Level 3 during the period...	–
Ending Balance 9–30–10..	$4,388
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10............	$ 213

	United States Government Agency Obligations
Ivy Limited-Term Bond Fund	
Beginning Balance 4–1–10	$ 9,984
Net realized gain (loss)...	–
Net unrealized appreciation (depreciation)	–
Purchases	–
Sales	–
Transfers into Level 3 during the period	–
Transfers out of Level 3 during the period...	(9,984)
Ending Balance 9–30–10..	$ –
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10............	$ –

	Written Options
Ivy Mid Cap Growth Fund	
Beginning Balance 4–1–10	$ (192)
Net realized gain (loss)...	(302)
Net unrealized appreciation (depreciation)	139
Purchases	–
Sales	355
Transfers into Level 3 during the period	–
Transfers out of Level 3 during the period...	–
Ending Balance 9–30–10..	$ –
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10............	$ –

	Corporate Debt Securities
Ivy Mortgage Securities Fund	
Beginning Balance 4–1–10	$ 3,902
Net realized gain (loss)...	(2)
Net unrealized appreciation (depreciation)	331
Purchases	–
Sales	(199)
Transfers into Level 3 during the period	3
Transfers out of Level 3 during the period...	–
Ending Balance 9–30–10..	$ 4,035
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10............	$ 1,025

	Investment Funds
Ivy Pacific Opportunities Fund	
Beginning Balance 4–1–10	$ 2,355
Net realized gain (loss).	−
Net unrealized appreciation (depreciation)	(185)
Purchases	−
Sales	−
Transfers into Level 3 during the period	−
Transfers out of Level 3 during the period.	−
Ending Balance 9–30–10.	$ 2,170
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10.	$ (185)

	Written Options
Ivy Value Fund	
Beginning Balance 4–1–10	$ (34)
Net realized gain (loss).	14
Net unrealized appreciation (depreciation)	18
Purchases	−
Sales	2
Transfers into Level 3 during the period	−
Transfers out of Level 3 during the period.	−
Ending Balance 9–30–10.	$ −
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–10.	$ −

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended September 30, 2010, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

Fund	Purchases	Sales
Ivy Bond Fund	$ 109,237	$ 87,439
Ivy Capital Appreciation Fund.	85,060	150,039
Ivy Core Equity Fund.	139,276	137,874
Ivy Cundill Global Value Fund.	76,390	98,685
Ivy Dividend Opportunities Fund	53,155	41,449
Ivy European Opportunities Fund	41,868	48,004
Ivy Global Bond Fund.	28,158	22,561
Ivy High Income Fund	801,519	591,202

Fund (Continued)	Purchases	Sales
Ivy International Balanced Fund	$ 104,635	$ 113,098
Ivy International Core Equity Fund	520,954	385,193
Ivy International Growth Fund	67,703	80,592
Ivy Large Cap Growth Fund	334,418	418,115
Ivy Limited-Term Bond Fund	130,831	87,168
Ivy Managed European/Pacific Fund	3,490	3,548
Ivy Managed International Opportunities Fund	37,301	35,218
Ivy Micro Cap Growth Fund	31,075	13,857
Ivy Mid Cap Growth Fund	137,045	51,403
Ivy Money Market Fund	—	—
Ivy Mortgage Securities Fund	1,391	14,136
Ivy Municipal Bond Fund	15,736	2,034
Ivy Municipal High Income Fund	185,196	423
Ivy Pacific Opportunities Fund	327,138	349,408
Ivy Small Cap Growth Fund	157,325	106,312
Ivy Small Cap Value Fund	72,671	65,278
Ivy Tax-Managed Equity Fund	3,052	1,156
Ivy Value Fund	15,678	12,022

Purchases of and proceeds from maturities and sales of U.S. Government securities were as follows:

Fund	Purchases	Sales
Ivy Bond Fund	$ 475,429	$ 428,597
Ivy Global Bond Fund	9,841	1,379
Ivy Limited-Term Bond Fund	369,949	134,521
Ivy Mortgage Securities Fund	210,532	225,267

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at September 30, 2010 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation (depreciation)
Ivy Bond Fund	$ 310,070	$ 9,412	$ 4,054	$ 5,358
Ivy Capital Appreciation Fund	489,770	72,802	32,016	40,786
Ivy Core Equity Fund	199,675	22,065	4,573	17,492
Ivy Cundill Global Value Fund	267,445	60,841	16,265	44,576
Ivy Dividend Opportunities Fund	241,355	37,357	3,893	33,464
Ivy European Opportunities Fund	229,618	34,159	20,465	13,694
Ivy Global Bond Fund	190,690	8,690	839	7,851
Ivy High Income Fund	1,424,055	90,516	7,439	83,077
Ivy International Balanced Fund	248,568	22,299	5,897	16,402
Ivy International Core Equity Fund	835,037	63,285	18,982	44,303
Ivy International Growth Fund	166,412	20,379	6,399	13,980
Ivy Large Cap Growth Fund	676,012	141,562	3,644	137,918
Ivy Limited-Term Bond Fund	1,149,628	50,911	148	50,763
Ivy Managed European/Pacific Fund	80,618	3,885	—	3,885
Ivy Managed International Opportunities Fund	163,974	10,779	4,818	5,961
Ivy Micro Cap Growth Fund	43,095	6,419	1,935	4,484
Ivy Mid Cap Growth Fund	296,172	65,426	3,073	62,353
Ivy Money Market Fund	240,490	—	—	—
Ivy Mortgage Securities Fund	151,390	3,461	23,400	(19,939)
Ivy Municipal Bond Fund	90,150	7,040	218	6,822
Ivy Municipal High Income Fund	254,503	7,401	23	7,378
Ivy Pacific Opportunities Fund	586,793	152,651	19,167	133,484
Ivy Small Cap Growth Fund	406,430	117,073	7,833	109,240
Ivy Small Cap Value Fund	201,461	40,297	5,138	35,159
Ivy Tax-Managed Equity Fund	6,292	807	64	743
Ivy Value Fund	64,811	8,331	2,094	6,237

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2010 and the related net capital losses and post-October activity updated with information available through the date of this report were as follows:

	Ivy Bond Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund
Net ordinary income.............	$5,288	$ 829	$ —	$2,054	$2,334	$4,765	$3,185
Distributed ordinary income	5,246	540	—	2,144	1,925	4,116	3,133
Undistributed ordinary income	67	289	—	—	505	649	316
Realized long term capital gains.....	—	—	—	—	—	—	—
Distributed long term capital gains ...	—	—	—	—	—	—	—
Undistributed long term capital gains.................	—	—	—	—	—	—	—
Tax return of capital..............	—	—	219	666	—	—	—
Post-October losses deferred	874	1,871	—	8,308	—	1,274	174

	Ivy High Income Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund
Net ordinary income.............	$ 119,184	$ —	$5,022	$1,650	$2,736	$20,306	$—
Distributed ordinary income	95,696	392	4,695	1,509	3,888	20,171	21
Undistributed ordinary income	25,165	—	649	243	—	245	—
Realized long term capital gains.....	—	—	—	—	—	1,156	—
Distributed long term capital gains ...	—	—	—	—	—	452	—
Undistributed long term capital gains.................	—	—	—	—	—	703	—
Tax return of capital..............	—	—	—	—	—	—	92
Post-October losses deferred	—	655	5,722	57	—	—	—

	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Mortgage Securities Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund
Net ordinary income.............	$341	$1,312	$ —	$1,264	$6,728	$2,463	$758
Distributed ordinary income	341	572	—	1,267	6,716	2,453	701
Undistributed ordinary income	—	740	—	60	76	28	57
Realized long term capital gains.....	—	304	—	—	—	—	—
Distributed long term capital gains ...	—	—	—	—	—	—	—
Undistributed long term capital gains.................	—	304	—	—	—	—	—
Tax return of capital..............	272	—	—	—	—	—	—
Post-October losses deferred	1	—	—	—*	6,813	16	4

	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
Net ordinary income.............	$ —	$ —	$ —	$ —	$ 44
Distributed ordinary income	—	—	—	—	103
Undistributed ordinary income	—	—	—	—	—
Realized long term capital gains.....	—	—	—	—	—
Distributed long term capital gains ...	—	—	—	—	—
Undistributed long term capital gains.................	—	—	—	—	—
Tax return of capital..............	—	—	—	—	55
Post-October losses deferred	8,696	—	1	—*	961

*Not shown due to rounding.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Bond Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund
March 31, 2011	$ —	$ —	$3,245	$ —	$ —	$ —	$ —
March 31, 2015	335	—	—	—	—	—	—
March 31, 2017	2,157	67,670	4,846	16,673	5,985	49,771	—
March 31, 2018	259	162,357	361	83,613	36,103	132,101	240
Total carryover	$2,751	$230,027	$8,452	$100,286	$42,088	$181,872	$240

	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund
March 31, 2011	$ —	$ —	$47,214	$ —	$ —	$ —	$5,584
March 31, 2012	—	—	—	—	—	—	561
March 31, 2017	—	35,471	8,672	37,506	3	2	—
March 31, 2018	66,135	7,599	23,988	32,974	16,286	11,127	1,132
Total carryover	$66,135	$43,070	$79,874	$70,480	$16,289	$11,129	$7,277

	Ivy Mortgage Securities Fund	Ivy Municipal Bond Fund	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy TaxManaged Equity Fund	Ivy Value Fund
March 31, 2011	$ —	$ 75	$ —	$ 565	$ —	$ —	$ —
March 31, 2014	164	—	—	—	—	—	—
March 31, 2015	484	—	—	—	—	—	—
March 31, 2016	902	89	—	—	—	—	—
March 31, 2017	6,969	101	31,589	34,994	16,843	—	4,155
March 31, 2018	30,194	84	32,066	5,551	—	7	1,767
Total carryover	$38,713	$349	$63,655	$41,110	$16,843	$ 7	$5,922

6. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

Ivy Bond Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	7,000	$70,425	9,087	$86,676
Class B.	197	1,974	464	4,427
Class C.	1,540	15,474	1,426	13,502
Class E.	65	655	120	1,145
Class I.	37	370	452	4,389
Class Y.	53	538	581	5,381
Shares issued in reinvestment of distributions to shareholders:				
Class A.	244	2,454	357	3,377
Class B.	6	58	9	86
Class C.	20	208	32	302
Class E.	4	36	6	61
Class I.	1	6	1	10
Class Y.	10	97	15	144
Shares redeemed:				
Class A.	(2,118)	(21,301)	(3,480)	(32,616)
Class B.	(102)	(1,026)	(218)	(2,022)
Class C.	(425)	(4,279)	(1,011)	(9,450)
Class E.	(21)	(211)	(26)	(252)
Class I.	(15)	(145)	(410)	(3,978)
Class Y.	(43)	(430)	(141)	(1,276)
Net increase.	6,453	$64,903	7,264	$69,906

Ivy Capital Appreciation Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	8,237	$ 67,089	17,664	$ 135,296
Class B.	73	543	331	2,266
Class C.	438	3,265	1,243	8,663
Class E.	21	173	49	371
Class I.	1,255	10,329	6,177	46,101
Class Y.	128	1,079	323	2,477
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	12	97
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—*	3
Class I.	—	—	44	363
Class Y.	—	—	—*	2
Shares redeemed:				
Class A.	(9,525)	(77,541)	(12,124)	(92,290)
Class B.	(172)	(1,271)	(408)	(2,802)
Class C.	(1,631)	(12,059)	(2,856)	(19,948)
Class E.	(16)	(127)	(34)	(270)
Class I.	(2,104)	(17,171)	(3,944)	(30,175)
Class Y.	(264)	(2,141)	(2,157)	(14,628)
Net increase (decrease)	(3,560)	$(27,832)	4,320	$ 35,526

*Not shown due to rounding.

Ivy Core Equity Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,900	$ 16,431	2,799	$ 21,784
Class B.	46	359	115	829
Class C.	577	4,640	944	6,984
Class E.	20	178	24	185
Class I.	140	1,288	340	2,773
Class Y.	464	4,387	310	2,373
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	22	176
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—*	2
Class I.	—	—	—*	2
Class Y.	—	—	2	16
Shares redeemed:				
Class A.	(1,450)	(12,480)	(2,694)	(20,803)
Class B.	(128)	(1,006)	(284)	(1,987)
Class C.	(1,286)	(10,251)	(2,590)	(18,585)
Class E.	(4)	(32)	(8)	(63)
Class I.	(27)	(250)	(105)	(883)
Class Y.	(325)	(2,894)	(324)	(2,575)
Net increase (decrease)	(73)	$ 370	(1,449)	$ (9,772)

Ivy Cundill Global Value Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,479	$ 18,023	2,323	$ 25,843
Class B.	37	428	78	841
Class C.	66	789	150	1,615
Class E.	3	32	7	76
Class I.	149	1,887	338	3,733
Class Y.	222	2,718	1,205	13,194
Advisor Class	—	—	—*	—*
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	180	2,147
Class B.	—	—	5	54
Class C.	—	—	17	200
Class E.	—	—	—*	5
Class I.	—	—	5	56
Class Y.	—	—	15	177
Advisor Class	—	—	2	31
Shares redeemed:				
Class A.	(2,652)	(32,095)	(6,496)	(71,582)
Class B.	(233)	(2,720)	(576)	(6,176)
Class C.	(468)	(5,474)	(1,496)	(16,031)
Class E.	(1)	(9)	(6)	(64)
Class I.	(92)	(1,113)	(311)	(3,606)
Class Y.	(179)	(2,155)	(911)	(9,444)
Advisor Class	(99)	(1,266)	(78)	(959)
Net decrease	(1,768)	$(20,955)	(5,549)	$(59,890)

*Not shown due to rounding.

Ivy Dividend Opportunities Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	3,094	$ 39,900	4,719	$ 57,787
Class B.	199	2,526	174	2,117
Class C.	360	4,623	810	9,852
Class E.	15	200	44	548
Class I.	90	1,181	496	5,832
Class Y.	113	1,483	496	6,114
Shares issued in reinvestment of distributions to shareholders:				
Class A.	62	785	118	1,481
Class B.	—*	3	—*	6
Class C.	4	50	7	91
Class E.	1	11	2	20
Class I.	2	21	3	36
Class Y.	5	68	11	135
Shares redeemed:				
Class A.	(1,970)	(25,483)	(4,971)	(61,276)
Class B.	(72)	(921)	(302)	(3,686)
Class C.	(467)	(6,017)	(1,430)	(16,999)
Class E.	(9)	(116)	(28)	(350)
Class I.	(77)	(988)	(280)	(3,420)
Class Y.	(180)	(2,289)	(846)	(10,404)
Net increase (decrease)	1,170	$ 15,037	(977)	$(12,116)

Ivy European Opportunities Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	843	$ 17,034	2,050	$ 42,145
Class B.	13	255	30	562
Class C.	14	271	43	835
Class E.	—	—	—	—
Class I.	152	3,123	463	9,384
Class Y.	7	136	26	536
Advisor Class	—	—	—*	7
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	135	2,905
Class B.	—	—	4	87
Class C.	—	—	10	205
Class E.	—	—	—*	1
Class I.	—	—	30	657
Class Y.	—	—	3	55
Advisor Class	—	—	—*	6
Shares redeemed:				
Class A.	(1,346)	(26,885)	(2,351)	(46,884)
Class B.	(71)	(1,374)	(157)	(2,991)
Class C.	(160)	(3,123)	(261)	(5,039)
Class E.	—	—	—	—
Class I.	(83)	(1,651)	(458)	(9,025)
Class Y.	(23)	(471)	(34)	(709)
Advisor Class	(32)	(701)	(14)	(271)
Net decrease	(686)	$(13,386)	(481)	$ (7,534)

Not shown due to rounding.

| | Six months ended 9-30-10 | | Fiscal year ended 3-31-10 | |
Ivy Global Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	4,357	$ 45,076	7,652	$ 76,626
Class B.	117	1,214	199	1,996
Class C.	1,417	14,626	2,605	26,083
Class I.	524	5,440	1,066	10,673
Class Y.	710	7,293	777	7,775
Shares issued in reinvestment of distributions to shareholders:				
Class A.	136	1,403	159	1,598
Class B.	4	43	13	128
Class C.	35	359	40	403
Class I.	13	134	23	226
Class Y.	18	182	29	287
Shares redeemed:				
Class A.	(1,751)	(18,095)	(2,611)	(26,185)
Class B.	(46)	(478)	(304)	(3,055)
Class C.	(440)	(4,544)	(760)	(7,636)
Class I.	(224)	(2,307)	(313)	(3,166)
Class Y.	(644)	(6,680)	(343)	(3,436)
Net increase.	4,226	$ 43,666	8,232	$ 82,317

| | Six months ended 9-30-10 | | Fiscal year ended 3-31-10 | |
Ivy High Income Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	27,931	$ 231,630	65,702	$ 507,400
Class B.	1,536	12,770	2,587	20,074
Class C.	12,060	100,093	26,349	203,986
Class E.	75	625	123	972
Class I.	11,029	91,569	27,082	208,462
Class Y.	8,266	68,569	16,318	125,174
Shares issued in reinvestment of distributions to shareholders:				
Class A.	2,834	23,504	5,619	44,818
Class B.	92	766	173	1,384
Class C.	780	6,468	1,430	11,456
Class E.	12	99	22	175
Class I.	433	3,594	569	4,585
Class Y.	470	3,900	938	7,509
Shares redeemed:				
Class A.	(18,053)	(149,325)	(28,422)	(227,057)
Class B.	(493)	(4,098)	(631)	(5,009)
Class C.	(5,503)	(45,492)	(5,980)	(48,108)
Class E.	(23)	(193)	(32)	(262)
Class I.	(6,505)	(53,797)	(5,122)	(41,380)
Class Y.	(5,342)	(44,213)	(10,684)	(82,973)
Net increase.	29,599	$ 246,469	96,041	$ 731,206

Ivy International Balanced Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,642	$ 21,796	3,260	$ 41,062
Class B.	40	533	90	1,146
Class C.	79	1,047	260	3,307
Class E.	9	118	25	323
Class I.	145	1,963	721	9,104
Class Y.	24	329	362	4,703
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	22	256
Class B.	—	—	—*	2
Class C.	—	—	2	26
Class E.	—	—	—*	2
Class I.	—	—	8	91
Class Y.	—	—	—*	3
Shares redeemed:				
Class A.	(1,709)	(22,662)	(3,217)	(40,021)
Class B.	(72)	(942)	(168)	(2,025)
Class C.	(307)	(4,042)	(567)	(6,935)
Class E.	(6)	(73)	(8)	(103)
Class I.	(777)	(10,068)	(1,033)	(12,549)
Class Y.	(41)	(528)	(78)	(953)
Net decrease	(973)	$(12,529)	(321)	$ (2,561)

Ivy International Core Equity Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	8,607	$123,800	18,511	$256,235
Class B.	171	2,295	627	7,896
Class C.	1,481	19,440	3,583	45,934
Class E.	23	330	59	815
Class I.	6,508	92,532	3,516	48,872
Class Y.	1,740	24,451	7,780	106,435
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	159	2,319
Class B.	—	—	1	17
Class C.	—	—	15	196
Class E.	—	—	1	14
Class I.	—	—	52	753
Class Y.	—	—	66	972
Shares redeemed:				
Class A.	(5,089)	(71,438)	(5,738)	(77,394)
Class B.	(217)	(2,806)	(231)	(2,809)
Class C.	(793)	(10,179)	(737)	(9,156)
Class E.	(7)	(104)	(11)	(151)
Class I.	(1,926)	(27,014)	(710)	(9,820)
Class Y.	(1,798)	(25,039)	(3,091)	(43,629)
Net increase.	8,700	$126,268	23,852	$327,499

*Not shown due to rounding.

Ivy International Growth Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	377	$ 10,404	620	$ 16,344
Class B.	12	313	23	548
Class C.	24	619	67	1,586
Class E.	—	—	—	—
Class I.	52	1,464	546	14,284
Class Y.	13	373	29	769
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	30	845
Class B.	—	—	—*	7
Class C.	—	—	3	71
Class E.	—	—	—*	1
Class I.	—	—	14	383
Class Y.	—	—	1	32
Shares redeemed:				
Class A.	(418)	(11,587)	(700)	(18,278)
Class B.	(29)	(734)	(66)	(1,520)
Class C.	(114)	(2,878)	(223)	(5,270)
Class E.	—	—	—	—
Class I.	(656)	(17,595)	(88)	(2,370)
Class Y.	(18)	(490)	(16)	(425)
Net increase (decrease)	(757)	$(20,111)	240	$ 7,007

Ivy Large Cap Growth Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	5,938	$ 67,262	13,786	$ 143,201
Class B.	105	1,046	333	3,149
Class C.	412	4,333	1,745	16,741
Class E.	11	129	34	367
Class I.	4,155	48,341	17,360	173,901
Class R.	351	3,906	925	9,879
Class Y.	1,084	12,436	4,828	51,418
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	141	1,575
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—*	4
Class I.	—	—	45	511
Class R.	—	—	1	10
Class Y.	—	—	42	475
Shares redeemed:				
Class A.	(6,089)	(69,173)	(13,222)	(140,214)
Class B.	(142)	(1,431)	(386)	(3,620)
Class C.	(660)	(6,896)	(1,264)	(12,158)
Class E.	(3)	(39)	(10)	(112)
Class I.	(11,507)	(134,162)	(6,574)	(70,838)
Class R.	(202)	(2,254)	(276)	(2,936)
Class Y.	(1,219)	(14,120)	(4,435)	(45,345)
Net increase (decrease)	(7,766)	$ (90,622)	13,073	$ 126,008

*Not shown due to rounding.

Ivy Limited-Term Bond Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	32,077	$ 358,193	42,141	$ 463,701
Class B.	871	9,714	827	9,089
Class C.	8,911	99,412	13,521	148,677
Class E.	52	577	28	309
Class I.	3,570	39,910	4,648	50,926
Class Y.	3,071	34,270	7,173	78,684
Shares issued in reinvestment of distributions to shareholders:				
Class A.	670	7,492	1,086	11,958
Class B.	12	139	32	353
Class C.	133	1,489	269	2,957
Class E.	1	7	—*	4
Class I.	38	421	42	467
Class Y.	60	667	114	1,261
Shares redeemed:				
Class A.	(15,476)	(172,811)	(18,604)	(204,295)
Class B.	(370)	(4,129)	(849)	(9,315)
Class C.	(4,697)	(52,401)	(9,100)	(99,835)
Class E.	(4)	(44)	(11)	(123)
Class I.	(1,156)	(12,899)	(1,878)	(20,690)
Class Y.	(1,843)	(20,588)	(5,585)	(61,198)
Net increase	25,920	$ 289,419	33,854	$ 372,930

Ivy Managed European/Pacific Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,662	$ 12,685	3,910	$ 27,875
Class B.	20	155	85	589
Class C.	17	130	119	843
Class E.	—	—	—	—
Class I.	1	9	3	21
Class Y.	3	25	97	624
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	14	108
Class B.	—	—	—	—
Class C.	—	—	—*	—*
Class E.	—	—	—*	—*
Class I.	—	—	—*	—*
Class Y.	—	—	—*	2
Shares redeemed:				
Class A.	(1,594)	(12,029)	(2,273)	(15,908)
Class B.	(24)	(183)	(37)	(254)
Class C.	(61)	(457)	(73)	(526)
Class E.	—	—	—	—
Class I.	—	—	(1)	(12)
Class Y.	(4)	(33)	(90)	(639)
Net increase.	20	$ 302	1,754	$ 12,723

*Not shown due to rounding.

Ivy Managed International Opportunities Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	2,871	$ 23,478	6,283	$ 48,593
Class B.	35	284	117	893
Class C.	59	482	182	1,409
Class E.	—	—	—	—
Class I.	—	—	—*	1
Class Y.	13	107	8	66
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	72	602
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—*	1
Class I.	—	—	—*	1
Class Y.	—	—	—*	2
Shares redeemed:				
Class A.	(2,534)	(20,456)	(3,338)	(25,591)
Class B.	(80)	(645)	(110)	(823)
Class C.	(82)	(662)	(96)	(726)
Class E.	—	—	—	—
Class I.	—*	(1)	—	—
Class Y.	(5)	(41)	(14)	(98)
Net increase.	277	$ 2,546	3,104	$ 24,330

Ivy Micro Cap Growth Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,498	$23,386	1,940	$26,246
Class B.	21	315	29	379
Class C.	69	1,082	92	1,236
Class I.	37	585	49	708
Class Y.	23	366	1	21
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	38	513
Class B.	—	—	1	9
Class C.	—	—	2	21
Class I.	—	—	1	11
Class Y.	—	—	—*	4
Shares redeemed:				
Class A.	(439)	(6,713)	(560)	(7,781)
Class B.	(6)	(93)	(17)	(230)
Class C.	(27)	(399)	(26)	(363)
Class I.	(18)	(267)	(32)	(455)
Class Y.	(1)	(14)	(12)	(168)
Net increase.	1,157	$18,248	1,506	$20,151

*Not shown due to rounding.

	Six months ended 9-30-10		Fiscal year ended 3-31-10	
Ivy Mid Cap Growth Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	4,011	$ 56,680	5,196	$ 62,415
Class B.	91	1,153	140	1,548
Class C.	870	11,403	823	9,532
Class E.	26	369	51	617
Class I.	748	10,813	448	5,814
Class R.	317	4,396	355	4,524
Class Y.	3,056	43,253	3,890	48,608
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class R.	—	—	—	—
Class Y.	—	—	—	—
Shares redeemed:				
Class A.	(1,565)	(21,734)	(2,393)	(28,713)
Class B.	(73)	(918)	(169)	(1,800)
Class C.	(164)	(2,115)	(230)	(2,583)
Class E.	(4)	(53)	(4)	(45)
Class I.	(173)	(2,507)	(64)	(842)
Class R.	(58)	(813)	(45)	(573)
Class Y.	(656)	(9,244)	(1,109)	(13,137)
Net increase.	**6,426**	**$ 90,683**	**6,889**	**$ 85,365**

	Six months ended 9-30-10		Fiscal year ended 3-31-10	
Ivy Money Market Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A.	97,183	$ 97,183	263,350	$ 263,350
Class B.	3,553	3,553	4,252	4,252
Class C.	27,915	27,915	37,357	37,357
Class E.	1,067	1,067	1,686	1,686
Shares issued in reinvestment of distributions to shareholders:				
Class A.	15	15	1,071	1,071
Class B.	1	1	20	20
Class C.	4	4	91	91
Class E.	—*	—*	21	21
Shares redeemed:				
Class A.	(108,583)	(108,583)	(288,167)	(288,167)
Class B.	(3,432)	(3,432)	(14,350)	(14,350)
Class C.	(23,036)	(23,036)	(89,259)	(89,259)
Class E.	(1,132)	(1,132)	(2,651)	(2,651)
Net decrease	**(6,445)**	**$ (6,445)**	**(86,579)**	**$ (86,579)**

*Not shown due to rounding.

Ivy Mortgage Securities Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,625	$ 13,642	3,652	$ 29,389
Class B.	18	151	34	275
Class C.	217	1,821	178	1,438
Class E.	3	25	3	22
Class I.	33	275	77	610
Class Y.	27	225	59	468
Shares issued in reinvestment of distributions to shareholders:				
Class A.	251	2,116	709	5,670
Class B.	5	42	17	136
Class C.	10	88	32	255
Class E.	1	5	2	14
Class I.	—*	4	1	10
Class Y.	3	27	15	120
Shares redeemed:				
Class A.	(5,656)	(47,852)	(5,793)	(46,080)
Class B.	(62)	(523)	(222)	(1,755)
Class C.	(190)	(1,599)	(562)	(4,466)
Class E.	(3)	(28)	(3)	(28)
Class I.	(6)	(46)	(45)	(362)
Class Y.	(23)	(190)	(365)	(2,926)
Net decrease	(3,747)	$(31,817)	(2,211)	$(17,210)

Ivy Municipal Bond Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,933	$21,998	1,779	$ 19,460
Class B.	61	695	37	407
Class C.	440	5,001	617	6,770
Class I.	9	97	36	400
Class Y.	12	140	39	440
Shares issued in reinvestment of distributions to shareholders:				
Class A.	81	924	135	1,488
Class B.	1	11	2	20
Class C.	21	240	45	491
Class I.	—*	3	—*	7
Class Y.	—*	3	1	8
Shares redeemed:				
Class A.	(568)	(6,456)	(1,026)	(11,225)
Class B.	(36)	(402)	(38)	(413)
Class C.	(167)	(1,901)	(657)	(7,211)
Class I.	—*	—*	—	—
Class Y.	(3)	(40)	—*	—*
Net increase.	1,784	$20,313	970	$ 10,642

*Not shown due to rounding.

| | Six months ended 9-30-10 | | Fiscal year ended 3-31-10 | |
Ivy Municipal High Income Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	20,225	$100,929	5,391	$25,356
Class B.	523	2,593	409	1,790
Class C.	9,086	45,293	1,829	8,434
Class I.	15,424	76,917	1,699	8,112
Class Y.	375	1,876	491	2,219
Shares issued in reinvestment of distributions to shareholders:				
Class A.	164	821	64	303
Class B.	4	19	11	53
Class C.	47	236	26	121
Class I.	105	528	22	104
Class Y.	5	24	7	32
Shares redeemed:				
Class A.	(2,409)	(11,951)	(342)	(1,637)
Class B.	(286)	(1,422)	(54)	(257)
Class C.	(424)	(2,102)	(149)	(702)
Class I.	(922)	(4,572)	(1,211)	(5,322)
Class Y.	(229)	(1,137)	(240)	(1,036)
Net increase.	41,688	$208,052	7,953	$37,570

| | Six months ended 9-30-10 | | Fiscal year ended 3-31-10 | |
Ivy Pacific Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	4,971	$ 73,044	17,506	$ 233,164
Class B.	76	987	504	5,836
Class C.	175	2,312	1,527	18,246
Class E.	—	—	—	—
Class I.	2,432	36,048	2,633	36,542
Class Y.	77	1,178	421	5,577
Advisor Class.	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class Y.	—	—	—	—
Advisor Class.	—	—	—	—
Shares redeemed:				
Class A.	(5,131)	(74,676)	(9,929)	(135,419)
Class B.	(221)	(2,845)	(499)	(5,991)
Class C.	(465)	(6,017)	(835)	(10,330)
Class E.	—	—	—	—
Class I.	(392)	(5,747)	(758)	(10,791)
Class Y.	(146)	(2,176)	(232)	(3,252)
Advisor Class.	(5)	(78)	—	—
Net increase.	1,371	$ 22,030	10,338	$ 133,582

Ivy Small Cap Growth Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	3,927	$ 45,158	5,704	$ 54,382
Class B.	75	766	272	2,259
Class C.	882	9,306	1,638	14,520
Class E.	24	278	50	490
Class I.	2,488	32,684	434	4,946
Class R.	342	3,940	415	4,046
Class Y.	2,211	28,582	2,552	27,445
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class R.	—	—	—	—
Class Y.	—	—	—	—
Shares redeemed:				
Class A.	(1,988)	(22,670)	(3,403)	(32,667)
Class B.	(133)	(1,361)	(363)	(3,113)
Class C.	(1,336)	(14,052)	(2,580)	(22,772)
Class E.	(5)	(61)	(9)	(89)
Class I.	(412)	(5,266)	(361)	(4,129)
Class R.	(145)	(1,688)	(99)	(999)
Class Y.	(2,299)	(29,568)	(1,778)	(18,346)
Net increase.	3,631	$ 46,048	2,472	$ 25,973

Ivy Small Cap Value Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	2,445	$ 35,766	5,773	$ 74,204
Class B.	34	461	190	2,416
Class C.	222	3,133	469	5,715
Class E.	—	—	—	—
Class I.	27	403	149	2,019
Class Y.	250	3,736	1,495	18,256
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—	—
Class I.	—	—	—	—
Class Y.	—	—	—	—
Shares redeemed:				
Class A.	(2,629)	(37,880)	(2,991)	(37,836)
Class B.	(149)	(1,986)	(109)	(1,272)
Class C.	(210)	(2,859)	(177)	(2,088)
Class E.	—	—	—	—
Class I.	(27)	(402)	(96)	(1,332)
Class Y.	(201)	(2,939)	(1,054)	(13,856)
Net increase (decrease)	(238)	$ (2,567)	3,649	$ 46,226

Ivy Tax-Managed Equity Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	230	$2,354	281	$2,779
Class B.	1	7	58	509
Class C.	5	51	60	534
Class I.	—*	5	37	329
Class Y.	5	54	87	800
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	—	—
Class B.	—	—	—	—
Class C.	—	—	—	—
Class I.	—	—	—	—
Class Y.	—	—	—	—
Shares redeemed:				
Class A.	(33)	(332)	(21)	(210)
Class B.	—	—	(14)	(133)
Class C.	(1)	(10)	(14)	(133)
Class I.	—*	(6)	—*	(1)
Class Y.	—	—	(46)	(436)
Net increase.	207	$2,123	428	$4,038

Ivy Value Fund	Six months ended 9-30-10		Fiscal year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	949	$14,115	1,241	$ 17,054
Class B.	15	211	45	601
Class C.	73	1,087	206	2,847
Class E.	—	—	—	—
Class I.	47	707	11	145
Class Y.	43	638	18	226
Shares issued in reinvestment of distributions to shareholders:				
Class A.	—	—	11	143
Class B.	—	—	—	—
Class C.	—	—	—	—
Class E.	—	—	—*	1
Class I.	—	—	—*	1
Class Y.	—	—	—*	2
Shares redeemed:				
Class A.	(536)	(8,040)	(1,045)	(13,932)
Class B.	(22)	(319)	(75)	(956)
Class C.	(39)	(573)	(83)	(1,091)
Class E.	—	—	—	—
Class I.	(11)	(160)	(2)	(24)
Class Y.	(5)	(75)	(9)	(123)
Net increase.	514	$ 7,591	318	$ 4,894

*Not shown due to rounding.

7. DERIVATIVE INSTRUMENTS

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Interest rate	N/A	$0	Unrealized depreciation on futures contracts*	$173

The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Interest rate	Net realized gain (loss) on futures contracts/ Net change in unrealized appreciation (depreciation) on futures contracts	$(188)	$(18)

During the fiscal period ended September 30, 2010, the Fund's average market value outstanding for short futures contracts and long futures contracts was $4,845 and $9,189, respectively.

Ivy Capital Appreciation Fund. The Fund's objective in using derivatives during the period was to enhance the performance of the Fund by adding premium income from written options. To achieve this objective, the Fund had written primarily deep out of the money calls and puts on individual domestic equity securities.

There were no open derivative instruments as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on written options/Net change in unrealized appreciation (depreciation) on written options	$(51)	$421

During the fiscal period ended September 30, 2010, the Fund's average number of written option contracts outstanding was less than 1.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$293	Unrealized depreciation on forward foreign currency contracts	$ 2,755

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$5,832	$(7,664)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $104,991 and $107,092, respectively.

Ivy European Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies and to hedge market risk on equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To achieve the objective of hedging market risk, the Fund utilized futures on foreign equity indices.

There were no open derivative instruments as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in futures contracts	$ 668	$ 0
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	4,396	(183)
Total		$5,064	$ (183)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $29,148 and $29,417, respectively. Additionally, the Fund's average market value outstanding for short futures contracts was $4,507.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$46	Unrealized depreciation on forward foreign currency contracts	$607

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$216	$(300)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $15,418 and $15,130, respectively.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Fair values of derivative instruments as of September 30, 2010:

Type of Risk Exposure	Asset Derivatives		Liability Derivatives	
	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$522	Unrealized depreciation on forward foreign currency contracts	$169

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$16	$(163)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $8,950 and $9,603, respectively

Ivy International Balanced Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

There were no open derivative instruments as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$1,721	$(538)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $25,620 and $25,942, respectively.

Ivy International Growth Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies and gain exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives			Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	Unrealized appreciation on swap agreements	$1,161	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in swap agreements/Net change in unrealized appreciation (depreciation) on swap agreements	$ 149	$ 1,161
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	1,823	(1,554)
Total		$1,972	$ (393)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $32,391 and $33,036, respectively. Additionally, the Fund's average number of swap contracts outstanding was 722.

Ivy Mid Cap Growth Fund. The Fund's objectives to using derivatives during the period was to both gain exposure to certain sectors and to hedge certain event risks on positions held by the Fund. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives			Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	N/A	$0	Written options at market value	$104

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options/ Net change in unrealized appreciation (depreciation) on written options	$(254)	$188

During the fiscal period ended September 30, 2010, the Fund's average number of purchased option contracts and written option contracts outstanding was 1 and 1, respectively.

Ivy Mortgage Securities Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Fair values of derivative instruments as of September 30, 2010:

Type of Risk Exposure	Asset Derivatives		Liability Derivatives	
	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Interest rate	Unrealized appreciation on futures contracts*	$1	Unrealized depreciation on futures contracts*	$102

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Interest rate	Net realized gain (loss) on futures contracts/ Net change in unrealized appreciation (depreciation) on futures contracts	$(492)	$(68)

During the fiscal period ended September 30, 2010, the Fund's average market value outstanding for short futures contracts was $4,042.

Ivy Pacific Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of September 30, 2010:

Type of Risk Exposure	Asset Derivatives		Liability Derivatives	
	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	N/A	$0	Unrealized depreciation on forward foreign currency contracts	$1,467

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(902)	$(3,219)

During the fiscal period ended September 30, 2010, the Fund's average principal amount outstanding for forward contracts were as follows: short forward contracts – $46,963, long forward contracts – $46,520.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity markets. To achieve these objectives, the Fund utilized futures on domestic equity indices.

There were no open derivative instruments as of September 30, 2010.

The effect of derivative instruments on the Statement of Operations for fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on futures contracts	$(162)	$0

During the fiscal period ended September 30, 2010, the Fund's average market value outstanding for long futures contracts was $5,094.

Ivy Small Cap Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, generating additional income from written option premiums, and gaining exposure to or facilitate trading in certain securities. To achieve the objective of hedging market risk, the Fund utilized futures on domestic equity indices. To achieve the objective of generating additional income and gaining exposure to certain securities, the Fund utilized written options on individual equity securities.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	N/A	$0	Written options at market value	$215

The effect of derivative instruments on the Statement of Operations for fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on written options and futures contracts/Net change in unrealized appreciation (depreciation) on written options	$(2,991)	$(53)

During the fiscal period ended September 30, 2010, the Fund's average market value outstanding for short futures contracts was $6,532. Additionally, the Fund's average number of written option contracts outstanding was 3.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, generating additional income from written option premiums, and gaining exposure to, or facilitate trading in, certain securities. To achieve the objective of hedging market risk, the Fund utilized futures on domestic equity indices. To achieve the objective of generating additional income and gaining exposure to certain securities, the Fund utilized options, both written and purchased, on individual equity securities.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	N/A	$0	Written options at market value	$144

The effect of derivative instruments on the Statement of Operations for the fiscal period ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities, written options and futures contracts/Net change in unrealized appreciation (depreciation) on written options	$(238)	$(78)

During the fiscal period ended September 30, 2010, the Fund's average market value outstanding for short futures contracts was $1,610. Additionally, the Fund's average number of purchased option contracts and written option contracts outstanding was 1 and 1, respectively.

8. COMMITMENT

In connection with Ivy Pacific Opportunities Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $1,696 if and when VAF requests such contributions or draw downs. The total commitment is limited to $5,000. At September 30, 2010, Ivy Pacific Opportunities Fund had made a total contribution of $3,304. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

9. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended September 30, 2010 follows:

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	9-30-10 Share Balance	9-30-10 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	745	$ 698	$ 1,254	$ (544)	$ —	743	$ 16,435
Ivy Pacific Opportunities Fund, Class I[1]	4,196	2,792	4,194	(1,356)	—	4,186	67,978
					$ —		$ 84,413

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	9-30-10 Share Balance	9-30-10 Market Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I	739	$ 1,375	$ 1,057	$ (563)	$ —	782	$ 17,306
Ivy International Balanced Fund, Class I[1]	2,920	1,636	11,495	(2,646)	—	2,355	34,172
Ivy International Core Equity Fund, Class I	2,734	1,636	11,826	(3,286)	—	2,222	34,378
Ivy International Growth Fund, Class I	1,116	1,166	21,343	(5,390)	—	564	17,119
Ivy Pacific Opportunities Fund, Class I[1]	2,079	31,488	1,996	(614)	—	4,116	66,851
					$ —		$ 169,826

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-10 Share Balance	9-30-10 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[1]	500	$ —	$ —	$ —	$ —	500	$ 2,170

(1) No dividends were paid during the preceding 12 months.
(2) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

10. WRITTEN OPTION ACTIVITY

For Ivy Capital Appreciation Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	1	$ 73
Options written	—	—
Options terminated in closing purchase transactions	—*	(17)
Options exercised	(1)	(35)
Options expired	—*	(21)
Outstanding at September 30, 2010	—	$ —

For Ivy Capital Appreciation Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	—*	$ 23
Options written	—	—
Options terminated in closing purchase transactions	—*	(23)
Options exercised	—	—
Options expired	—	—
Outstanding at September 30, 2010	—	$ —

For Ivy Mid Cap Growth Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	1	$ 52
Options written	3	215
Options terminated in closing purchase transactions	(2)	(114)
Options exercised	—	—
Options expired	—	—
Outstanding at September 30, 2010	2	$ 153

*Not shown due to rounding.

For Ivy Mid Cap Growth Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	—	$ —
Options written	6	212
Options terminated in closing purchase transactions	(6)	(212)
Options exercised	—	—
Options expired	—	—
Outstanding at September 30, 2010	—	$ —

For Ivy Small Cap Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	—	$ —
Options written	9	362
Options terminated in closing purchase transactions	(3)	(100)
Options exercised	(1)	(36)
Options expired	(2)	(96)
Outstanding at September 30, 2010	3	$ 130

For Ivy Small Cap Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	—	$ —
Options written	5	283
Options terminated in closing purchase transactions	—	—
Options exercised	(3)	(190)
Options expired	(1)	(60)
Outstanding at September 30, 2010	1	$ 33

For Ivy Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	1	$ 51
Options written	1	98
Options terminated in closing purchase transactions	—*	(11)
Options exercised	—	—
Options expired	(1)	(57)
Outstanding at September 30, 2010	1	$ 81

For Ivy Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2010	1	$ 67
Options written	2	122
Options terminated in closing purchase transactions	(1)	(76)
Options exercised	—*	(12)
Options expired	(1)	(75)
Outstanding at September 30, 2010	1	$ 26

*Not shown due to rounding.

11. PENDING REORGANIZATION

A special meeting of shareholders of Ivy Mortgage Securities Fund is scheduled to be held on November 23, 2010. The proposal that will be considered and acted upon at the meeting is whether to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Ivy Mortgage Securities Fund to, and the assumption of all of the liabilities of the Ivy Mortgage Securities Fund by, Ivy Bond Fund in exchange for shares of the Ivy Bond Fund. Shareholders of record of Ivy Mortgage Securities Fund as of the close of business on August 30, 2010 are entitled to vote at the meeting.

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT
Ivy Funds

At a meeting of the Board of Trustees of Ivy Funds (the "Trust") held on August 24 and 25, 2010, the Trustees, including all of the Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund, Ivy Mortgage Securities Fund and Ivy Real Estate Securities Fund)
- Mackenzie Financial Corporation (with respect to Ivy Global Natural Resources Fund and Ivy Cundill Global Value Fund)
- Wall Street Associates (with respect to Ivy Micro Cap Growth Fund)

(each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at the August 24th and 25th Board meeting, after which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence request lists submitted on their behalf by counsel. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. The Board considered the benefits that accrue to each organization from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing, administrative and fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of an investment advisory agreement with IICO or any investment sub-advisory agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the Funds' asset sizes and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided. The Board focused particularly on, among other Funds, the Ivy Asset Strategy Fund, Ivy Bond Fund, Ivy Capital Appreciation Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Natural Resources Fund and Ivy Large Cap Growth Fund. In addition, the Board considered that IICO relatively recently had assumed the day-to-day portfolio management responsibilities for the Ivy European Opportunities Fund and the Ivy International Balanced Fund, replacing those Funds' subadvisers.

Specifically, the Board examined the investment performance of each Fund, including quartile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to separately managed accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to such separately managed accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During August of 2010, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed significant information in connection with considering the continuation of existing investment management agreements currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Services Company ("WRSCO"), and Waddell & Reed Investment Management Company (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("Assurance of Discontinuance"), the Disinterested Trustees of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO, an affiliate of Waddell, to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Ivy Funds, including performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services

4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

5. Profit margins of IICO and its affiliates from supplying such services

6. Possible economies of scale as an Ivy Fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees.[1]

Summary Findings

The report stated that IICO delivered strong levels of performance and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the 36 months ended March 31, 2010, when compared to their respective peer groups established by Lipper, Inc. ("Lipper"), approximately 54% of the Ivy Funds were in the top quintile of performance and 62% of the Ivy Funds were in the top two quintiles of performance. For the one-, and five-year periods ended March 31, 2010, the report stated that 33% and 64% of the Ivy Funds were in the top two quintiles of performance, respectively. The independent fee consultant noted that the Ivy Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, ability to manage smaller AUM funds, ability to serve small account sizes and an effective trading infrastructure.

The report stated that for the 12 months ended March 31, 2010, the asset-weighted average expense ratios of the Ivy Funds were 2% below the mean expense ratios of comparable Lipper Expense Group peers and 16% below asset-weighted average expense ratios of funds in the Lipper Expense Universe. The management fees for the Ivy Funds on average were approximately 9% below the mean management fees for their Lipper Expense Groups and approximately 17% below the mean for their Lipper Expense Universe. The independent fee consultant noted that the Ivy Funds' small average account size introduces certain biases in the Lipper analyses that works against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The report also stated that the management fees IICO charges to the Ivy Funds are reasonable in relation to the management fees it charges to its other institutional accounts. The report noted that these institutional accounts have different service and infrastructure needs and in addition, based on industry data, the average spread between management fees charged to the Ivy Funds and those it charges to institutional accounts is below the average fee spreads observed at other investment advisers in industry surveys.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds does not appear to be unreasonable. The report noted that Waddell's overall profitability from managing the Ivy Funds and its other operations is below the mean profitability of other similarly-sized, publicly traded mutual fund managers, but appears sufficient to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

The independent fee consultant undertook an economy of pricing analysis that showed that Ivy Funds incur lower fees and expenses with increasing fund AUM which the independent fee consultant believes should benefit Ivy Fund investors as the Ivy Funds mature.

---

1. The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2010.

Conclusions

The independent fee consultant concluded that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds over the year ending August 31, 2010 are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how Ivy Funds voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Mortgage Securities Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

IVY FUNDS®

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P.O. Box 29217
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www.ivyfunds.com

Ivy Funds Distributor, Inc.

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